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INDEX TO FINANCIAL STATEMENTS

The registrant is submitting this amendment number one to its draft registration statement confidentially as an "emerging growth company" pursuant to Section 6(e) of the Securities Act of 1933, as amended.

As submitted confidentially to the Securities and Exchange Commission on March 31, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-11
FOR REGISTRATION UNDER
THE SECURITIES ACT OF 1933 OF SECURITIES
OF CERTAIN REAL ESTATE COMPANIES

FOUR SPRINGS CAPITAL TRUST
(Exact name of registrant as specified in governing instruments)

1901 Main Street
Lake Como, New Jersey 07719
877-449-8828
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

William P. Dioguardi
Chief Executive Officer
Four Springs Capital Trust
1901 Main Street
Lake Como, New Jersey 07719
877-449-8828
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Nanette C. Heide, Esq. Richard A. Silfen, Esq. Duane Morris LLP 1540 Broadway New York, New York 10036 Phone: (212) 692-1003 Facsimile: (212) 202-5334	J. Gerard Cummins, Esq. Bartholomew A. Sheehan, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Phone: (212) 839-5399 Facsimile: (212) 839-5599

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

           If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Shares, $0.001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the "Securities Act").

(2)
Calculated pursuant to Rule 457(o) under the Securities Act based on a bona fide estimate of the maximum aggregate offering price.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 31, 2017

PROSPECTUS

                Common Shares

Four Springs Capital Trust

        Four Springs Capital Trust is a self-administered and self-managed real estate company, formed on July 6, 2012. Since our inception, we have focused on acquiring, owning and actively managing a diversified portfolio of single-tenant, income producing commercial properties throughout the United States that are subject to long-term net leases.

        We are offering            common shares, $0.001 par value per share. All of the common shares offered by this prospectus are being sold by us. This is our initial public offering and no public market exists for our common shares. We expect the initial public offering price to be between $            and $            per share.

        We are an "emerging growth company," as that term is used in the Jumpstart Our Business Startups Act, and, as such, we will be subject to reduced public company reporting requirements. See "Prospectus Summary — Emerging Growth Company Status."

        We have elected to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2012. To assist us in complying with certain federal income tax requirements applicable to REITs, our charter contains certain restrictions relating to the ownership and transfer of our common shares, including an ownership limit of 9.8% of our outstanding common shares. See "Description of Securities — Restrictions on Ownership and Transfer" for a detailed description of the ownership and transfer restrictions applicable to our common shares.

        We intend to apply to list our common shares on the New York Stock Exchange, or the NYSE, under the symbol "FSPR."

        Investing in our common shares involves risks. See "Risk Factors" beginning on page 25 for factors you should consider before investing in our common shares.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" for additional information regarding underwriting compensation.

        To the extent that the underwriters sell more than            common shares, the underwriters have the option to purchase up to an additional            common shares from us at the initial public offering price less the underwriting discounts and commissions, solely to cover overallotments, if any. We expect to deliver the common shares to the purchasers on or about                         , 2017.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

RBC Capital Markets	SunTrust Robinson Humphrey

The date of this prospectus is                        , 2017.

        You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized anyone to provide you with different or inconsistent information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other dates as are specified herein. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

i

Explanatory Notes

        Unless otherwise indicated, the information contained in this prospectus assumes: (i) the initial public offering price of the shares offered hereby is $      per share (the mid-point of the price range set forth on the cover page of this prospectus); (ii) no exercise by the underwriters of their overallotment option; (iii) the issuance of            preferred shares on            , 2017 in connection with the Warrant Retirement Transaction (as defined herein); (iv) the issuance of            non-participating and non-voting common shares ("non-participating common shares") upon the restructuring of our currently outstanding common shares in the Common Share Restructuring Transaction (as defined herein); (v) the automatic conversion of all of our outstanding preferred shares into common shares at a one to one conversion rate upon the listing of our common shares on the NYSE; and (vi) the adoption of our Amended and Restated Declaration of Trust, or charter, and Amended and Restated Bylaws, or bylaws, prior to the completion of this offering.

        In this prospectus, "ABR" refers to "annualized base rent" calculated as the monthly base rent pursuant to leases that were in effect as of December 31, 2016 multiplied by 12. ABR (i) excludes tenant reimbursements, (ii) excludes any amounts due per percentage rent lease terms, (iii) is calculated on a cash basis and differs from how we calculate rent in accordance with U.S. generally accepted accounting principles ("GAAP") for purposes of our financial statements, and (iv) excludes any ancillary income at a property.

        "CPI" refers to the Consumer Price Index, which is a measure published by the United States Department of Labor Bureau of Labor Statistics of the average change over time in the prices paid by urban consumers for a market basket of consumer goods and services. CPI is a widely used measure of inflation and some of our leases provide for CPI-based contractual increases in base rent.

Trademarks

        This prospectus contains references to our copyrights, trademarks, trade names and service marks, and to those belonging to other entities. Solely for convenience, copyrights, trademarks, trade names and service marks referred to in this prospectus may appear without the © or ® or ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these copyrights, trademarks, trade names and service marks. We do not intend our use or display of other companies' copyrights, trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Information About Properties Held Through Delaware Statutory Trusts

        Unless otherwise indicated, the financial, operating and statistical information relating to our properties contained in this prospectus (including data presented with reference to ABR) is presented for our consolidated portfolio of properties (that is, those properties that are consolidated in our financial statements in accordance with GAAP). This includes information with regard to seven properties in which we jointly own interests through Delaware Statutory Trusts which we control and in which we owned equity interests ranging from 10.0% to 45.6% as of December 31, 2016 and from 10.0% to 27.6% as of March 31, 2017. These seven properties comprised $60.2 million of our $199.2 million in total assets as of December 31, 2016 and

ii

represented $4.2 million of our $14.3 million of ABR. Although the information about these properties is presented on a consolidated basis, we are only entitled to our pro rata share of net cash flows generated by these properties and certain related fees in accordance with the provisions of their respective Delaware Statutory Trusts and related agreements.

Statement Regarding Industry and Market Data

        Any market or industry data contained in this prospectus is based on a variety of sources, including internal data and estimates, independent industry publications, government publications, reports by market research firms or other published independent sources. Industry publications and other published sources generally state that the information they contain has been obtained from third-party sources believed to be reliable. Our internal data and estimates are based upon our analysis of our target markets and the properties in which we invest, as well as information obtained from trade and business organizations and other industry participants without independent verification.

iii

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus and does not include all of the information that you should consider before deciding to invest in our common shares. Before making an investment decision, you should read this entire prospectus carefully, including the sections captioned "Risk Factors," "Unaudited Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

        Except where the context requires otherwise, references in this prospectus to "Four Springs Capital Trust," "we," "our," "us" and the "company" refer to Four Springs Capital Trust, a Maryland real estate investment trust, together with its consolidated subsidiaries, including Four Springs Capital Trust Operating Partnership, L.P., a Delaware limited partnership, which we refer to as our "Operating Partnership." References to "common shares" refer to the common shares, par value $0.001 per share, of Four Springs Capital Trust.

Our Company

        Four Springs Capital Trust is an internally managed real estate investment trust focused on acquiring, owning and actively managing a portfolio of single-tenant, income producing retail, industrial, medical and other office properties throughout the United States that are subject to long-term net leases. As of December 31, 2016, we wholly owned, or had an ownership interest in, 48 properties located in 21 states that were 100% leased to 23 tenants operating in 18 different industries. Approximately 46% of our ABR was from leases with tenants or lease guarantors that have an investment grade credit rating from a major rating agency or have an obligation that has been so rated. Additionally, based on ABR, approximately 84% of our leases provide for fixed or CPI-based contractual increases in future base rent. On a portfolio wide basis, the average annual contractual base rent increase is approximately 1.2% (excluding CPI-based rent increases). As of December 31, 2016, our portfolio had a weighted average remaining lease term of 10.9 years (based on ABR).

        We seek to acquire single-tenant net lease properties throughout the United States that are leased to high quality tenants and have remaining lease terms in excess of 10 years with contractual rent increases. We believe these properties offer benefits as compared to other types of commercial real estate due to the relative stability of the cash flows from long-term leases, as well as reduced property-level expenses and capital expenditures resulting from the net lease structure. We generally target properties with purchase prices ranging from $5 million to $25 million, as we believe there is less competition from larger institutional investors that typically target larger properties and portfolios. Our portfolio is diversified not only by tenant, industry and geography, but also by property type, which we believe differentiates us from certain other net lease REITs and further reduces risk and enhances cash flow stability. We are an active asset manager and regularly review each of our properties for changes in the credit of the tenant, business performance at the property, industry trends and local real estate market conditions.

        Our senior management team has extensive net lease real estate and public and private REIT management experience. In November 2008, William P. Dioguardi, our Chairman and Chief Executive Officer, founded Four Springs Capital, LLC, a sponsor of single-tenant net lease programs, and he has led the acquisition and asset management of all of the properties in our portfolio since our inception. Coby R. Johnson, our President and Chief Operating Officer, joined Four Springs Capital, LLC as a Managing Director in October 2010 and co-founded the company with Mr. Dioguardi in July 2012 to continue and expand the net lease investment activities of Four Springs Capital, LLC. Other members of our senior management team previously served in senior management roles at public net lease REITs. Since our inception, our management team has also developed and implemented internal processes, procedures and controls to establish a scalable infrastructure that we believe will allow us to grow efficiently.

Portfolio Summary

        As of December 31, 2016, we wholly owned 41 properties and had an ownership interest in seven additional properties, over which we exercise full management and disposition authority. The following tables set forth information relating to our portfolio as of December 31, 2016:

(1)
Weighted by ABR.

(2)
Tenant or lease guarantor has an investment grade credit rating from a major rating agency or has an obligation that has been so rated. An investment grade credit rating refers to a published long-term credit rating of Baa3/BBB– or above from one or both of Moody's Investors Service, Inc. and Standard & Poor's Ratings Services. This percentage is weighted by ABR.

(3)
Based on the later of year built or year of last renovation and weighted by ABR.

(4)
Represents two office properties leased to healthcare tenants.

Portfolio

Property	Location	Percentage Owned by the Company	Year Built / Year Renovated	Leasable Square Feet	Occupancy	Percentage of ABR(1)	Investment Grade Rated Tenant/ Lease Guarantor(2)
Retail:
Academy Sports	Mt. Juliet, TN	25.6%	2012	71,917	100.0%	4.7%
Academy Sports	Jonesboro, AR	25.6%	2012	71,541	100.0%	4.4%
BJ's Wholesale Club	Tilton, NH	25.0%	1996	70,061	100.0%	4.2%
Tractor Supply Co.	Brooksville, FL	100.0%	2002	18,800	100.0%	1.4%
O'Charley's	Burlington, NC	100.0%	1999	6,650	100.0%	1.3%
Dollar General	Charlotte, NC	100.0%	2010	9,014	100.0%	1.0%	✓
Dollar General	Winter Haven, FL	100.0%	2010	9,014	100.0%	1.0%	✓
Family Dollar(3)	Memphis, TN	100.0%	1952/2013	9,270	100.0%	0.9%
Bridgestone Tires	Lisle, IL	100.0%	2001	8,122	100.0%	0.9%
Advance Auto Parts	Garner, NC	100.0%	2008	6,000	100.0%	0.9%	✓
Aaron's	Anderson, SC	100.0%	2007	8,345	100.0%	0.8%
Family Dollar	Milledgeville, GA	100.0%	1994/2011	10,500	100.0%	0.8%
Family Dollar	Memphis, TN	100.0%	2012	9,180	100.0%	0.8%
Dollar General	Midway, GA	100.0%	2010	12,480	100.0%	0.8%	✓
AutoZone	Aurora, IL	100.0%	2005	7,000	100.0%	0.8%
Dollar General	Elizabeth City, NC	100.0%	2010	9,014	100.0%	0.8%	✓
Dollar General	Savannah, GA	100.0%	2011	9,014	100.0%	0.8%	✓
Family Dollar	Keene, TX	100.0%	2011	8,000	100.0%	0.8%
Advance Auto Parts	Bloomington, IL	100.0%	1979/2004	6,100	100.0%	0.8%	✓
Dollar General	Yulee, FL	100.0%	2012	9,026	100.0%	0.7%	✓
Family Dollar	Wichita, KS	100.0%	2012	8,320	100.0%	0.7%
Dollar General	Pensacola, FL	100.0%	2011	9,026	100.0%	0.7%	✓
Aaron's	Huntsville, AL	100.0%	1990	12,014	100.0%	0.7%
Family Dollar	Tyler, TX	100.0%	2011	8,000	100.0%	0.7%
Aaron's	Artesia, NM	100.0%	2008	8,000	100.0%	0.7%
Dollar General	Eden, NC	100.0%	2010	10,640	100.0%	0.7%	✓
Dollar General	Middleburg, FL	100.0%	2012	9,026	100.0%	0.6%	✓
Dollar General	Fort Braden, FL	100.0%	2011	9,100	100.0%	0.6%	✓
Family Dollar	Wichita, KS	100.0%	2012	8,320	100.0%	0.6%
Aaron's	Snyder, TX	100.0%	2013	7,000	100.0%	0.6%
O'Reilly Auto Parts	Atmore, AL	100.0%	2006	6,400	100.0%	0.4%	✓

Subtotal				464,894	100.0%	35.5%
Industrial:
McJunkin Red Man	Odessa, TX	10.0%	1981/2015	100,738	100.0%	6.8%
Gander Mountain(4)	Lebanon, IN	10.0%	2000	226,746	100.0%	5.2%
Domino's Pizza	Odenton, MD	100.0%	2001	70,000	100.0%	5.1%	✓
Monsanto	Morton, IL	100.0%	2014	100,000	100.0%	3.3%	✓
Illinois Tool Works	St. Charles, MO	100.0%	1994	90,356	100.0%	3.3%	✓
Cathedral Energy Svcs.	Oklahoma City, OK	100.0%	2015	35,850	100.0%	2.6%
FedEx Corp.	Jackson, MI	100.0%	1998	19,616	100.0%	0.7%	✓
FedEx Ground	Alamosa, CO	100.0%	2012	7,104	100.0%	0.7%

Subtotal				650,410	100.0%	27.8%

Property	Location	Percentage Owned by the Company	Year Built / Year Renovated	Leasable Square Feet	Occupancy	Percentage of ABR(1)	Investment Grade Rated Tenant/ Lease Guarantor(2)
Medical:
BioLife Plasma Svcs.	Longmont, CO	100.0%	2015	16,694	100.0%	3.9%	✓
BioLife Plasma Svcs.	American Fork, UT	100.0%	2015	16,694	100.0%	3.6%	✓
BioLife Plasma Svcs.	Greenwood, IN	100.0%	2016	16,694	100.0%	3.6%	✓
BioLife Plasma Svcs.	Riverton, UT	100.0%	2015	16,694	100.0%	3.4%	✓
Fresenius Medical Care	Lubbock, TX	45.6%	1966/2013	16,872	100.0%	2.4%
Fresenius Medical Care	Carbondale, IL	45.6%	2014	16,773	100.0%	2.0%
Cleveland Clinic	Mentor, OH	100.0%	1990	7,810	100.0%	1.1%	✓
Fresenius Medical Care(3)	Memphis, TN	100.0%	1952/2013	6,999	100.0%	0.7%

Subtotal				115,230	100.0%	20.8%
Office:
Horizon Blue Cross Blue Shield of NJ	Mt. Laurel, NJ	100.0%	2001	87,460	100.0%	8.4%	✓
CVS/Caremark	Mt. Prospect, IL	100.0%	1981/2014	123,118	100.0%	7.5%

Subtotal				210,578	100.0%	15.9%
Total/Weighted Average				1,441,112	100.0%	100.0%

(1)
Includes all ABR attributable to each property. We own interests in seven of our properties ranging from 10.0% to 45.6% as of December 31, 2016 and from 10.0% to 27.6% as of March 31, 2017. See "— Section 1031 Exchange Program." Although the percentage of ABR for these properties is presented on a consolidated basis, we are only entitled to our pro rata share of net cash flows generated by these properties.

(2)
Tenant or lease guarantor has an investment grade credit rating from a major rating agency or has an obligation that has been so rated. An investment grade credit rating refers to a published long-term credit rating of Baa3/BBB– or above from one or both of Moody's Investors Service, Inc. and Standard & Poor's Ratings Services.

(3)
Family Dollar and Fresenius Medical Care are both tenants of the same property located in Memphis, TN.

(4)
On March 10, 2017, Gander Mountain filed a voluntary bankruptcy petition and has stopped paying rent to us. See "Risk Factors—Gander Mountain, a tenant at a property held in one of our DSTs, has filed a voluntary bankruptcy petition and has stopped paying rent to us."

Tenants

        Our portfolio of properties has a stable and diversified tenant base. As of December 31, 2016, our properties were 100% leased to 23 tenants operating in 18 different industries, with approximately 46% of our ABR from leases with tenants or lease guarantors that have an investment grade credit rating from a major rating agency or have an obligation that has been so rated. We intend to maintain a diversified mix of tenants to limit our exposure to any one tenant or industry.

        The following table sets forth information about the 10 largest tenants in our portfolio based on ABR:

Tenant	Property Type	Number of Properties Leased to Tenant	Leased Square Feet	Percentage of Leased Square Feet	ABR(1)	Percentage of ABR(1)	Investment Grade Rated Tenant/ Lease Guarantor(2)
BioLife Plasma Svcs.	Medical	4	66,776	4.6%	$2,081,942	14.6%	✓
Academy Sports(3)	Retail	2	143,458	10.0%	1,303,750	9.1%
Horizon Blue Cross Blue Shield of NJ	Office	1	87,460	6.1%	1,202,575	8.4%	✓
Dollar General	Retail	10	95,354	6.6%	1,089,297	7.6%	✓
CVS/Caremark	Office	1	123,118	8.5%	1,077,282	7.5%
McJunkin Red Man(3)	Industrial	1	100,738	7.0%	978,238	6.8%
Family Dollar	Retail	7	61,590	4.3%	759,062	5.3%
Gander Mountain(3)(4)	Industrial	1	226,746	15.7%	743,760	5.2%
Domino's Pizza	Industrial	1	70,000	4.9%	735,000	5.1%	✓
Fresenius Medical Care(3)	Medical	3	40,644	2.8%	724,637	5.1%

Total		31	1,015,884	70.5%	$10,695,543	74.7%

(1)
Includes all ABR attributable to each property. We own interests in seven of our properties ranging from 10.0% to 45.6% as of December 31, 2016 and from 10.0% to 27.6% as of March 31, 2017. See "— Section 1031 Exchange Program." Although the percentage of ABR for these properties is presented on a consolidated basis, we are only entitled to our pro rata share of net cash flows generated by these properties.

(2)
Tenant or lease guarantor has an investment grade credit rating from a major rating agency or has an obligation that has been so rated. An investment grade credit rating refers to a published long-term credit rating of Baa3/BBB– or above from one or both of Moody's Investors Service, Inc. and Standard & Poor's Ratings Services.

(3)
We own a partial interest in the properties leased by Academy Sports, Gander Mountain and McJunkin Red Man, and a partial interest in two of the three properties leased by Fresenius Medical Care.

(4)
On March 10, 2017, Gander Mountain filed a voluntary bankruptcy petition and has stopped paying rent to us. See "Risk Factors—Gander Mountain, a tenant at a property held in one of our DSTs, has filed a voluntary bankruptcy petition and has stopped paying rent to us."

Lease Expirations

        As of December 31, 2016, our weighted average in-place remaining lease term was 10.9 years (based on ABR). We have no lease expirations until 2019, and only 5.7% of our leases (based on ABR) expire through 2022. The following table sets forth a summary schedule of our lease expirations for leases in place as of December 31, 2016. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

For the Year Ending December 31,	Number of Leases Expiring	Expiring Leasable Square Feet	Percentage of Expiring Leasable Square Feet	ABR(1)	Percentage of ABR(1)	ABR per Leased Square Foot	ABR at Expiration(2)	ABR per Leased Square Foot at Expiration
2017	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—
2019	1	6,100	0.4%	$108,008	0.8%	$17.71	$108,008	$17.71
2020	1	7,810	0.5%	164,000	1.1%	21.00	174,000	22.28
2021	3	26,500	1.8%	325,838	2.3%	12.30	325,838	12.30
2022	2	16,284	1.1%	211,517	1.5%	12.99	211,517	12.99
2023	9	172,175	11.9%	1,394,956	9.8%	8.10	1,461,742	8.49
2024	5	517,220	35.9%	3,135,897	21.9%	6.06	3,578,750	6.92
2025	9	97,321	6.8%	1,112,140	7.8%	11.43	1,149,307	11.81
Thereafter	19	597,702	41.6%	7,834,780	54.8%	13.11	9,297,583	15.56

Total/ Weighted Average	49	1,441,112	100.0%	$14,287,136	100.0%	$9.91	$16,306,745	$11.32

(1)
Includes all ABR attributable to each property. We own interests in seven of our properties ranging from 10.0% to 45.6% as of December 31, 2016 and from 10.0% to 27.6% as of March 31, 2017. See "— Section 1031 Exchange Program." Although the percentage of ABR for these properties is presented on a consolidated basis, we are only entitled to our pro rata share of net cash flows generated by these properties.

(2)
Includes fixed contractual rent escalations.

Competitive Strengths

        We believe that we distinguish ourselves from other owners of single-tenant net lease real estate in the United States through the following competitive strengths:

  •
  High Quality, Diversified Portfolio.  As of December 31, 2016, we wholly owned, or had an ownership interest in, 48 properties located in 21 states that were 100% leased to 23 tenants operating in 18 different industries. Our portfolio is diversified not only by tenant, industry and geography, but also by property type, which we believe differentiates us from certain other net lease REITs and further reduces risk and enhances cash flow stability. Our portfolio contained 31 retail properties that generated 35.5% of our ABR, eight industrial properties that generated 27.8% of our ABR, seven medical office properties that generated 20.8% of our ABR and two other single-tenant office properties leased to healthcare tenants that generated 15.9% of our ABR. Approximately 46% of our ABR was from leases with tenants or lease guarantors that have an investment grade credit rating from a major rating agency or have an obligation that has been so rated. As of December 31, 2016, the weighted average age of our properties was approximately 9 years (based on ABR). We believe that the high quality and diversification of our portfolio helps reduce the risks associated with adverse developments affecting any particular tenant, industry, geography or property type.

  •
  Demonstrated Acquisition Track Record with Robust Pipeline.  Our company has been actively investing in single-tenant net lease real estate since 2012, having acquired 51 net lease properties in 44 transactions. We have developed a reputation as a credible and active buyer of single-tenant net lease real estate within the industry and we believe our reputation provides us access to acquisition opportunities that may not be available to our competitors. Historically, our senior management team has been able to leverage its extensive network of long-standing relationships with owners, tenants, developers, brokers, lenders, private equity firms and other participants in the real estate industry to access a wide variety of acquisition opportunities, which has often resulted in the acquisition of properties that were not broadly marketed. In 2016, we sourced approximately 500 single-tenant net lease properties with an aggregate estimated value of approximately $15 billion that we identified as warranting investment consideration after an initial review. As of the date of this prospectus, we have identified and are in various stages of reviewing 113 properties, with an aggregate estimated value of approximately $796 million. There can be no assurance that we will pursue the acquisition of any of the properties that we are currently evaluating, or if we pursue the acquisition of any such property, that we will complete the acquisition of any property. We believe that our knowledge of the net lease market, reputation as a credible and active buyer and extensive network of long-standing relationships will provide us access to a pipeline of attractive investment opportunities, which will enable us to grow and further diversify our portfolio.

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  Disciplined Investment Approach and Rigorous Underwriting Process.  We have developed and implemented rigorous processes and procedures that integrate the analysis of the real estate attributes, tenant credit and lease structure of each property that we consider acquiring, which we believe allows us to acquire properties that provide attractive risk-adjusted returns. Key components of our analysis include assessing the probability of tenant retention during the lease term and upon lease expiration, understanding alternative uses and users of each property, and evaluating replacement rents on the basis of in-place rents versus estimated market rents. We seek to mitigate investment risks through intensive real estate, credit and lease structure analysis, as well as ongoing monitoring of tenants, tenant business performance at the property, industry trends and local real estate markets. In 2016, we evaluated over $15 billion of potential single-tenant net lease property acquisitions, and through our disciplined investment process we submitted non-binding letters of intent on approximately $592 million of these properties, representing less than 4% of the properties we evaluated.

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  Experienced Management Team with Scalable Platform.  Our senior management team has extensive net lease real estate and public and private REIT management experience. In November 2008, William P. Dioguardi, our Chairman and Chief Executive Officer, founded Four Springs Capital, LLC and has led the acquisition and asset management of all of the properties in our portfolio since our inception. Coby R. Johnson, our President and Chief Operating Officer, joined Four Springs Capital, LLC as a Managing Director in October 2010 and co-founded the company with Mr. Dioguardi in July 2012 to continue and expand the net lease investment activities of Four Springs Capital, LLC. Other members of our senior management team, namely John E. Warch, our Chief Financial Officer, Jared W. Morgan, our Senior Vice President, Head of Acquisitions, and Cynthia M. Daly, our Vice

    President, Underwriting, previously served in senior management roles at public net lease REITs prior to joining our company. Mr. Warch previously served as Senior Vice President and Chief Accounting Officer of CapLease, Inc. (previously NYSE: LSE), Mr. Morgan previously served as Vice President of Acquisitions at Spirit Realty Capital, Inc. (NYSE: SRC), and Ms. Daly previously served as Executive Vice President and a member of the Board of Directors of Monmouth Real Estate Corporation (NYSE: MNR). Since our inception, our management team has also developed and implemented internal processes, procedures and controls to establish a scalable infrastructure that we believe will allow us to grow efficiently.

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  Growth-Oriented Capital Structure.  Upon completion of this offering and the application of a portion of the net proceeds to repay amounts outstanding under our credit facility and term loan, we expect to have $         million of total indebtedness, resulting in a pro forma debt-to-market capitalization of        % (based on the midpoint of the price range set forth on the cover page of this prospectus). We will have no debt maturities prior to February 2022, and the weighted average maturity of our pro forma indebtedness will be 7.5 years. We expect to have an undrawn $150 million credit facility with an accordion feature that will provide us with up to an additional $100 million of borrowing capacity, subject to certain conditions. We believe our borrowing capacity under our credit facility, combined with the net proceeds from this offering remaining after repayment of the outstanding balance of our credit facility and term loan, and our ability to use limited partnership interests ("OP units") as acquisition currency which will provide us with financial flexibility to make opportunistic investments and fund future growth.

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  Stable and Predictable Cash Flows.  All of our properties are 100% occupied and as of December 31, 2016, had a weighted average remaining lease term of 10.9 years (based on ABR). We have no lease expirations until 2019, and only 5.7% of our leases (based on ABR) expire through 2022. Additionally, based on ABR, approximately 84% of our leases provide for fixed or CPI-based contractual increases in future base rent. On a portfolio wide basis, the average annual contractual base rent increase is approximately 1.2% (excluding CPI-based rent increases). Furthermore, all of our leases are structured as net leases, which generally require our tenants to pay substantially all of the operating expenses related to the property, including real estate taxes, utilities, maintenance and insurance, as well as certain capital expenditures. Commercial properties that are not subject to net leases generally are subject to greater volatility in operating results due to unexpected increases in operating costs or unforeseen capital expenditures. As a result, we believe that our net lease terms minimize the potential impact of inflation on our property-level operating expenses and reduce our exposure to significant capital expenditures, which we believe enhances the stability and predictability of our cash flows.

Business Objectives and Strategies

        Our objective is to own and manage a diversified portfolio of single-tenant net lease real estate that maximizes cash available for distribution and delivers sustainable long-term risk-adjusted returns to our shareholders. We believe we can achieve our objective through the following strategies:

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  Grow Our Portfolio Through Attractive Acquisitions.  We intend to continue to grow our portfolio of single-tenant net lease real estate by making disciplined acquisitions, including sale-leaseback transactions, that enhance our portfolio's diversification by tenant, industry, geography and property type. We intend to utilize our network of owners, tenants, developers, brokers, lenders, private equity firms and other participants in the real estate industry to source our acquisitions and believe that our relationships will continue to provide us with access to a pipeline of attractive investment opportunities. We plan to continue to acquire single-tenant properties with purchase prices generally ranging from $5 million to $25 million that are net leased on a long-term basis with contractual rent increases to investment grade and other tenants that we determine to be creditworthy. Rosen Consulting Group ("RCG"), a nationally recognized real estate consulting firm, estimates the size of the single-tenant net lease market to be greater than $4 trillion. According to Real Capital Analytics, 2016 investment volume in the single-tenant property types that we primarily target was approximately $55.0 billion, consisting of $15.0 billion of retail, $17.0 billion of industrial and $23.0 billion of office (which includes medical office properties). We believe that based on this volume, there will continue to be substantial investment opportunities for us to further grow and diversify our portfolio.

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  Utilize Our Disciplined Investment Approach and Rigorous Underwriting Processes to Enhance Our Portfolio.  Our primary investment strategy is to acquire, own and actively manage a diversified portfolio of single-tenant, income producing retail, industrial, medical and other office properties throughout the United States that are subject to long-term net leases. In order to reduce the risks associated with adverse developments affecting a particular tenant, industry, geography or property type, we have assembled, and will seek to maintain, a portfolio that is diversified accordingly. We believe that the market knowledge, systems and analysis that we employ in our underwriting process allow us to efficiently analyze the risks associated with each property's ability to produce cash flow going forward. We blend real estate analysis with tenant credit and lease analysis to make an assessment of expected cash flows to be realized in future periods. For each property, our analysis primarily focuses on evaluating the following:

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  Real Estate.  Within the context of the relevant market and submarket, we evaluate the suitability of the property for the specific business conducted there and the industry in which the tenant operates, the prospect for re-tenanting or selling the property if it becomes vacant, and whether or not the property has expansion potential. We also evaluate alternative uses for each property, as well as other potential users and estimated replacement rents.

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  Tenant Credit.  We evaluate the tenant's credit profile by focusing on data and information specific to the tenant's financial status and the industry in which it operates. For the tenant's financial status, we evaluate, to the extent available, the tenant's current and historical financial statements, capital sources, earnings expectations, operating risks, and general business plan. For the tenant's industry, we evaluate, among other things, relevant industry trends and the tenant's competitive market position.

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    Lease Structure.  We evaluate the tenant and landlord obligations contained within the existing or proposed lease, as well as the remaining lease term, any contractual annual or periodic rent escalations and the existence of any termination or assignment provisions.

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    Tenant Retention.  We assess the tenant's use of the property and the degree to which the property is strategically important to the tenant's ongoing operations, the tenant's potential cost to relocate, the supply/demand dynamic in the relevant submarket and the availability of suitable alternative properties. We believe tenant retention tends to be greater for properties that are strategically important to the tenant's business and where the potential costs to relocate are high.

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  Capitalize on Contractual Rent Increases.  We plan to continue to purchase properties with leases that provide for contractual rent increases. As of December 31, 2016, based on ABR, approximately 84% of our leases provide for fixed or CPI-based contractual increases in future base rent. Of these leases, 93% contain fixed contractual rental increases, and the remaining 7% contain increases based on the lesser of a fixed contractual percentage increase and the increase in the CPI. On a portfolio wide basis, as of December 31, 2016, the average annual contractual base rent increase is approximately 1.2% (excluding CPI-based rent increases).

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  Employ Active Asset Management.  We are an active asset manager and regularly review each of our properties for changes in the credit of the tenant, business performance at the property, industry trends and local real estate market conditions. We monitor market rents relative to in-place rents and the amount of tenant capital expenditures in order to refine our tenant retention and alternative use assumptions. Our management team utilizes our internal credit diligence to monitor the credit profile of each of our tenants on an ongoing basis. We believe that this proactive approach enables us to identify and address issues expeditiously and to determine whether there are properties in our portfolio that are appropriate for disposition. We have sold three properties since our inception, all of which generated positive returns for our company, and we reinvested the net proceeds from those dispositions into our net lease properties.

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  Maintain a Flexible Capital Structure.  We believe our pro forma capital structure will provide us with the financial flexibility and capacity to implement our growth strategies. We intend to maintain a prudent capital structure and balance our use of various forms of equity and debt financing. To the extent practicable, we will also seek to maintain a debt profile with manageable near-term maturities. We believe that becoming a publicly-traded company will enhance our access to multiple forms of capital, including common and preferred equity, mortgage debt, revolving credit facilities, term loans and company-issued debt securities.

Our Target Market

        The single-tenant net lease market is large and highly fragmented. RCG estimates the size of the single-tenant net lease market to be greater than $4 trillion. RCG's estimate includes net lease properties and properties occupied by a single tenant, which RCG believes serves as a proxy for the potential size of the net lease market. According to Real Capital Analytics, total 2016 U.S.

investment volume in single-tenant net lease properties across the retail, industrial, medical and other office property types was approximately $55.0 billion, with over 30%, or $17.0 billion, of this investment volume relating to transactions in our $5 million to $25 million target investment size range. Furthermore, only approximately 13% of this volume was executed by publicly-traded REITs or real estate operating companies, and nearly 4,500 individual property transactions were completed. Based on RCG's single-tenant net lease market size estimate, the historical investment volume, and the number of transactions since 2010, we believe there will continue to be substantial investment opportunities for us to grow and further diversify our portfolio.

(1)
Source: Real Capital Analytics.

(2)
Includes medical office transactions.

Recent Developments

        Term Loan and Credit Facility. We amended certain provisions of our credit facility and term loan on March 8, 2017, relating to certain defined terms and covenant requirements. The term loan was additionally amended to mature on the earlier of September 27, 2017 or the first day the company's common shares are publicly listed for trading. The amended term loan also requires principal payments commencing on April 15, 2017 based on net proceeds received by us from sales of our equity. Subsequent to December 31, 2016, we repaid $1.5 million of the amount outstanding under the credit facility, reducing the outstanding balance from approximately $36.0 million at December 31, 2016 to approximately $34.5 million at March 31, 2017. Additionally, we repaid $2.5 million of the amount outstanding under our term loan, reducing the outstanding balance from $7.5 million at December 31, 2016 to $5.0 million at March 31, 2017.

        Extension of Note Payable. On February 8, 2017, we extended the maturity date on our mortgage note payable with Heartland Bank & Trust Company from January 10, 2019 to February 8, 2022.

        Series C Preferred Shares. From January 1, 2017 through March 31, 2017, we issued 295,826 Series C preferred shares for gross proceeds of approximately $3.2 million and we issued 176,600 warrants to brokers and employees, providing the warrant holder the right to purchase one Series C preferred share at a strike price of $11.00. Additionally, we issued 30,838 Series C preferred shares for gross proceeds of approximately $0.3 million through our distribution reinvestment program, or DRIP. These preferred shares, along with all of our other outstanding preferred shares, will automatically convert into common shares at a one to one conversion rate upon the listing of our common shares on the NYSE. Upon conversion, these shares will have the same voting, dividend and distribution rights as the common shares sold in this offering, and will be subject to a lock-up provision for 180 days after the date of this prospectus. On March 31, 2017, the company discontinued the private placement offering of Series C preferred shares.

        DST Syndication. From January 1, 2017 through March 31, 2017, we issued an 18.03% interest in its FSC Healthcare I, DST for gross proceeds of approximately $1.1 million resulting in third-party ownership interest in this DST of 72.42%. On March 31, 2017, the company discontinued DST syndication.

        Warrant Retirement Transaction. In connection with the issuance of our Series A, Series B and Series C preferred shares, we issued warrants, which entitle the holders thereof to purchase an aggregate of 3,118,258 preferred shares.

        On January 25, 2017, we commenced an Offer to Amend and Exercise Warrants to Purchase Preferred Shares ("Offer to Amend and Exercise"), pursuant to which we offered to amend the outstanding warrants to (i) reduce their cash exercise price by $0.25 per share to $9.75 per Series A preferred share, $10.50 per Series B preferred share and $10.75 per Series C preferred share and (ii) shorten each warrant's exercise period so that it expires concurrently with the expiration of the Offer to Amend and Exercise. Warrant holders were also provided with an offer to receive one preferred share in exchange for warrants to purchase 20 preferred shares in lieu of exercising all or a portion of their warrants for cash. Any preferred shares issued pursuant to a warrant exercise will automatically convert into common shares at a one to one conversion rate upon the listing of our common shares on the NYSE. We refer to this transaction as the "Warrant Retirement Transaction."

        In connection with the Warrant Retirement Transaction, we issued 336,708 preferred shares pursuant to the exercise of amended warrants for gross proceeds of approximately $3.3 million and issued 44,825 preferred shares in exchange for warrants to purchase 896,500 preferred shares. After giving effect to the foregoing, warrants to purchase 1,885,050 preferred shares remain outstanding with a weighted average exercise price per share of $10.21. Upon the listing of our common shares on the NYSE, the exercisability of the warrants will be restricted for a period of time ranging from one to two years from the listing of our common shares on the NYSE. See "Description of Securities — Warrants."

        Pending 2017 Acquisition.    On February 22, 2017, we entered into a purchase agreement to acquire a newly constructed, single-tenant, net lease real estate property for approximately $3.6 million (the "2017 Acquisition"). Consummation of the 2017 Acquisition is subject to customary closing conditions, including completion of our due diligence, and no assurance can be given that we will complete the 2017 Acquisition on the terms described above or at all.

        Gander Mountain Bankruptcy:    On March 10, 2017, Gander Mountain filed a voluntary bankruptcy petition and has stopped paying rent to us. See "Risk Factors — Gander Mountain, a tenant at a property held in one of our DSTs, has filed a voluntary bankruptcy petition and has stopped paying rent to us."

Section 1031 Exchange Program

        Through a wholly-owned taxable REIT subsidiary, or TRS, we have developed a program to provide financing for properties in which we allow third-party investors who are seeking to reinvest the proceeds from sales of investment property in transactions that are eligible for favorable tax treatment under Section 1031 of the Code to acquire ownership interests in certain of our properties (the "Section 1031 Exchange Program"). Under the Section 1031 Exchange Program, we establish Delaware Statutory Trusts (each a "DST"), that each own one or more properties. We typically offer up to 90% of the equity interests of each DST to qualified investors with the remaining equity interests held by us. We jointly own seven of our properties through six DSTs in which we own equity interests ranging from 10.0% to 45.6% as of December 31, 2016 and from 10.0% to 27.6% as of March 31, 2017.

        We receive a non-recurring acquisition fee from each DST for identifying, acquiring and financing its property, and an ongoing management fee for managing its ongoing affairs, which fees contribute to our cash flows. We retain control over each DST, including with respect to the management and disposition of its property, which provides us with a pipeline of properties that we have the right, but not the obligation, to acquire full ownership interests in for cash or for OP units if offered by the company and accepted by the third-party investors. See "Our Business — Section 1031 Exchange Program."

        We believe the Section 1031 Exchange Program provides us with an attractive means of financing a portion of our properties with equity capital provided by third-party investors while retaining control over the properties and providing us with the option to gain 100% ownership of the properties in the future if we so choose. Additionally, the Section 1031 Exchange Program allows us to further leverage our scalable operating platform and earn recurring management and non-recurring acquisition fees that we believe are an attractive supplement to our rental revenue. These DSTs are included in our consolidated financial statements prepared in accordance with GAAP.

Common Share Restructuring Transaction

        We currently have            common shares issued and outstanding, substantially all of which are held by members of our board of trustees, senior management team and other employees. Immediately prior to the completion of this offering, we will complete a common share restructuring which will result in the holders of our common shares owning            common shares and            non-participating common shares. Holders of non-participating common shares will have no voting, dividend or distribution rights with respect to such shares, unless they are exchanged for common shares. The non-participating common shares will not be exchangeable for common shares unless we achieve certain performance-based financial milestones or if a change in control or a sale of all or substantially all of our assets takes place on or prior to            . If we achieve certain performance-based financial milestones or if a change in control or a sale of all or substantially all of our assets takes place on or prior to            , each non-participating common

share will be exchangeable, at the election of the holder thereof, for one common share. We refer to this restructuring transaction herein as the "Common Share Restructuring Transaction." See "Description of Securities — Shares of Beneficial Interest — Non-participating Common Shares." Unless the context requires otherwise, all information included in the prospectus gives effect to the consummation of the Common Share Restructuring Transaction. As a result of the Common Share Restructuring Transaction, our outstanding options to purchase             common shares will instead entitle the holders thereof to purchase, in the aggregate,            common shares and            non-participating common shares, and all of these options will be exercisable immediately.

Corporate Structure

        We were formed as a Maryland real estate investment trust on July 6, 2012 and have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code") beginning our taxable year ended December 31, 2012. We are structured as an umbrella partnership REIT, commonly called an UPREIT, and own all of our assets and conduct substantially all of our business through our the Operating Partnership. We are the sole general partner of the Operating Partnership, and as of December 31, 2016, we owned a 98.32% limited partnership interest in the Operating Partnership.

        The following diagram depicts our organizational structure and equity ownership immediately following this offering. This diagram reflects (i) the Warrant Retirement Transaction, (ii) the Common Share Restructuring Transaction, and (iii) the automatic conversion of all of our outstanding preferred shares into common shares at a one to one conversion rate upon the listing of our common shares on the NYSE. This diagram is for illustrative purposes only and does not show all of our legal entities or ownership percentages of such entities.

(1)
Does not include an aggregate of            non-participating common shares, substantially all of which are held by members of our board of trustees, senior management team and other employees, that are exchangeable for common shares at a one to one rate if we achieve certain performance-based financial milestones or if a change in control or a sale of all or substantially all of our assets takes place on or prior to            . See "Description of Securities — Shares of Beneficial Interest — Non-participating Common Shares."

(2)
As of December 31, 2016.

Emerging Growth Company Status

        We currently qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy or information statements, exemptions from the requirements of holding a non-binding advisory vote on executive compensation and seeking shareholder approval of any golden parachute payments not previously approved and not being required to adopt certain accounting standards until those standards would otherwise apply to private companies.

        Although we are still evaluating our options under the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an "emerging growth company," except that we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. If we do take advantage of any of these exemptions, some investors may find our securities less attractive, which could result in a less active trading market for our common shares, and our share price may be more volatile.

        We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We could remain an "emerging growth company" until the earliest to occur of: (i) the last day of the fiscal year following the fifth anniversary of this offering; (ii) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion; (iii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

Executive Offices

        Our offices are located at 1901 Main Street in Lake Como, New Jersey 07719. Our telephone number is 877-449-8828. Our internet website is http://www.fsctrust.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in or otherwise a part of this prospectus.

Summary Risk Factors

        An investment in our securities involves risks. You should consider carefully the risks discussed below and described more fully along with other risks under "Risk Factors" in this prospectus before investing in our securities.

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  Our business depends on our tenants successfully operating their businesses on real estate we own, and their failure to do so could materially and adversely affect our business.

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  We depend on tenants for revenue. Defaults by our tenants, as a result of bankruptcy or otherwise, could adversely affect us.

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  Our largest tenant, BioLife Plasma Services ("BioLife"), contributes approximately 14.6% of our ABR, or approximately 19.0% of our ABR excluding the portion of base rent attributable to third parties with respect to our partially owned properties.

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  We have recorded net losses attributable to common shareholders for the years ended December 31, 2016, 2015 and 2014, and we may continue to record net losses attributable to common shareholders in future periods.

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  We are subject to risks related to commercial real estate ownership that could reduce the value of our properties.

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  Our growth will depend upon our ability to acquire properties successfully. We may be unable to consummate acquisitions on advantageous terms, and acquisitions may not perform as we expect.

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  We could be adversely affected if we fail to have access to capital on favorable terms.

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  We may be unable to renew or re-lease expiring leases or lease vacant space on favorable terms or at all.

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  The issuance of up to            common shares upon exchange of the non-participating common shares could result in substantial dilution, and our non-participating common shares may have the effect of inhibiting a change of control transaction.

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  The amount of our distributions, if any, is uncertain.

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  Our charter and bylaws do not limit the amount of indebtedness that we may incur, and we could be adversely affected if we are unable to make required payments on our indebtedness, comply with other covenants in our indebtedness or refinance our indebtedness at maturity on favorable terms.

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  We depend on key personnel, and the loss of any key personnel could adversely affect us.

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  Increasing interest rates could adversely affect us.

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  We have a limited operating history, and our past experience may not be sufficient to allow us to successfully operate as a public company going forward.

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  Our board of trustees may change our investment, financing or leverage strategies without shareholder consent.

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  Limitations on share ownership, and limitations on the ability of our shareholders to effect a change in control of us, restrict the transferability of our shares and may prevent takeovers that are beneficial to our shareholders.

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  There is no existing market for our common shares, and the share price for our common shares may fluctuate significantly.

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  We would incur adverse tax consequences if we fail to qualify as a REIT.

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  Investors in this offering will experience an immediate and substantial dilution in the pro forma net tangible book value of our common shares equal to $      per share.

Distribution Policy

        We intend to pay cash distributions to our common shareholders on a monthly basis. We intend to make a pro rata distribution with respect to the period commencing upon the completion of this offering and ending on                        , 2017 based on a distribution rate of $            per common share for a full month. On an annualized basis, this would be $            per common share, or an annual distribution rate of approximately            %, based on the mid-point of the price range set forth on the front cover of this prospectus. We intend to make distributions that will enable us to meet the distribution requirements applicable to REITs. Any distributions will be at the sole discretion of our board of trustees, and their form, timing and amount, if any, will depend upon a number of factors, including our actual and projected results of operations; our debt service requirements; our liquidity and cash flows; our capital expenditures; our REIT taxable income; the annual distribution requirement under the REIT provisions of the Code; restrictions in any current or future debt agreements; any contractual limitations; and any other factors that our board of trustees may deem relevant.

REIT Qualification

        We have elected to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2012. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for U.S. federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner. To maintain REIT status, we must meet various organizational and operational requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distributions to our shareholders and the concentration of ownership of our equity shares. See "Certain U.S. Federal Income Tax Considerations."

Restriction on Ownership of Our Shares

        Subject to certain exceptions, upon completion of this offering our charter will provide that no person may own more than 9.8% in value or in number, whichever is more restrictive, of our outstanding shares of beneficial interest or 9.8% in value of the aggregate of our outstanding common shares.

        Our charter will also prohibit any person from, among other things:

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  owning common shares that would (or, in the sole judgment of our board of trustees, could) result in our being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year) or otherwise cause us to fail to qualify as a REIT;

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  transferring common shares if the transfer would (or, in the sole judgment of the board of trustees, could) result in common shares being beneficially owned by fewer than 100 persons; and

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  beneficially owning common shares to the extent such ownership would (or, in the sole judgment of the board of trustees, could) result in our failing to qualify as a "domestically controlled qualified investment entity" within the meaning of Section 897(h) of the Code.

        Any attempted transfer of our common shares which, if effective, would result in violation of the above limitations or the ownership limit (except for a transfer which results in common shares being owned by fewer than 100 persons, in which case such transfer will be void and of no force and effect and the intended transferee shall acquire no rights in such common shares) will cause the number of common shares causing the violation, rounded up to the nearest whole share, to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us, and the intended transferee will not acquire any rights in the shares.

        These restrictions, including the ownership limit, are intended to assist with our REIT compliance under the Code and otherwise to promote our orderly governance, among other purposes. See "Description of Securities — Restrictions on Ownership and Transfer."

The Offering

Common shares we are offering	common shares
Common shares to be outstanding immediately after this offering	common shares
Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $            million, or approximately $            million if the underwriters exercise their overallotment option in full, assuming an initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus). We intend to use a portion of the net proceeds from this offering to repay amounts outstanding under our credit facility and term loan. The remaining net proceeds will be used to acquire additional properties and for general corporate purposes. See "Use of Proceeds."

Listing	We intend to apply to list our common shares on the NYSE under the symbol "FSPR"
Risk factors	Investing in our common shares involves risks. You should carefully consider the matters discussed under the caption "Risk Factors" beginning on page 25 prior to investing in our common shares.
Distribution policy	We intend to make regular monthly distributions to holders of our common shares as required to maintain our REIT qualification for U.S. federal income tax purposes. See "Distribution Policy."
U.S. federal income tax considerations	For the material U.S. federal income tax consequences of holding and disposing of our common shares, see "Certain U.S. Federal Income Tax Considerations."

        The number of common shares outstanding immediately after this offering is based on            shares outstanding as of            , 2017, after giving effect to (i) the Common Share Restructuring Transaction, which will result in the restructuring of our common shares into            common shares and            non-participating common shares, and (ii) the automatic conversion of all            outstanding preferred shares into common shares at a one to one conversion rate. The number of common shares outstanding immediately after this offering excludes:

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              common shares and            non-participating common shares issuable upon exercise of outstanding options held by our trustees with a weighted average exercise price of $0.001 per share;

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              common shares and            non-participating common shares issuable upon exercise of outstanding options held by our employees with a weighted average exercise price of $            per share;

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              non-participating common shares which become exchangeable for common shares at a one to one rate if we achieve certain performance-based financial milestones or if a change in control or a sale of all or substantially all of our assets takes place on or prior to            (see "Description of Securities — Shares of Beneficial Interest — Non-participating Common Shares");

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              common shares issuable upon exercise of outstanding warrants held by certain of our shareholders with exercise prices ranging from $10.00 to $11.00 per share, with a weighted average exercise price of $            per share (see "Description of Securities — Warrants");

  •
  233,500 common shares available for future grants under our 2014 Equity Incentive Plan, or the 2014 Equity Plan (see "Executive Compensation — 2014 Equity Incentive Plan"); and

  •
             common shares that may be exchanged for            OP units.

Summary Consolidated Financial Data

        The following summary consolidated historical financial and operating data as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated historical financial data as of December 31, 2014 is derived from our audited consolidated financial statements not included in this prospectus. The data is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included in this prospectus.

        The unaudited summary consolidated pro forma financial data gives pro forma effect to the Pro Forma Transactions (as defined in "Unaudited Pro Forma Financial Information"). The Pro Forma Transactions assume that each transaction was completed as of January 1, 2016 for purposes of the unaudited pro forma condensed consolidated statement of operations information and as of December 31, 2016 for purposes of the unaudited pro forma condensed consolidated balance sheet information. The following unaudited summary consolidated pro forma statement of operations and balance sheet data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

        Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with "Unaudited Pro Forma Financial Information," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial

Condition and Results of Operations" and our historical consolidated financial statements, including the related notes, included elsewhere in this prospectus.

	For the Year Ended December 31,
(In thousands, except per share data)	Pro Forma 2016		2016	2015	2014
Statement of Operations Data:
Revenues:
Rental		$15,420	$12,688	$10,470	$5,937
Tenant reimbursement and other		2,277	2,032	1,599	962

Total revenues		17,697	14,720	12,069	6,899

Expenses:
Property expenses		2,476	2,228	1,642	1,009
General and administrative expenses		3,910	3,910	3,312	2,156
Professional fees		424	424	587	575
Depreciation and amortization expense		5,975	4,906	3,950	2,225
Interest and amortization expense			4,176	3,348	1,206
Acquisition costs		38	577	362	400

Total expenses			16,221	13,201	7,571

Income (loss) before gain from sale of real estate and income taxes		1,260	(1,501)	(1,132)	(672)
Gain on sale of real estate			—	537	825
Income tax benefit (provision for income taxes)			38	(383)	(29)

Net income (loss)			(1,463)	(978)	124

Net income (loss) attributable to noncontrolling interests in consolidated subsidiaries		183	183	(647)	(3)

Net income (loss) attributable to Four Springs Capital Trust			(1,646)	(331)	127

Preferred share dividends		—	(5,317)	(4,646)	(3,940)

Net income (loss) attributable to common shareholders	$		$(6,963)	$(4,977)	$(3,813)

Income (Loss) Per Common Share — Basic and Diluted:
Net income (loss) per common share			$(1.88)	$(1.37)	$(1.09)
Weighted average shares			3,709,923	3,626,829	3,512,888
Balance Sheet Data (at period end):
Real estate investments, net(1)(2)		$193,210	$189,620	$141,818	$115,648
Cash and cash equivalents			5,005	4,769	4,790
Accounts receivable and other assets(3)		5,449	4,567	3,216	1,861
Total assets			199,192	149,803	122,299
Notes payable, net(4)		71,462	71,462	57,977	41,632
Lines of credit and term loan, net		—	42,537	20,963	24,422
Accounts payable, accrued expenses and other liabilities(5)		5,292	5,292	2,399	1,297
Total liabilities		76,754	119,291	81,339	67,351
Total shareholders' equity			56,767	51,042	52,679
Noncontrolling interests		24,200	23,134	17,422	2,269
Total equity			$79,901	$68,464	$54,948
Other Data:
Net cash provided by operating activities			$3,156	$2,755	$1,616
Net cash used in investing activities			(49,973)	(32,674)	(45,807)
Net cash provided by financing activities			47,052	29,898	46,859
Cash NOI — consolidated(6)		14,319	11,854	9,523	5,674
EBITDA — consolidated(7)		10,849	7,581	6,704	3,584
Adjusted EBITDA — consolidated(7)		10,085	7,621	6,546	3,797
FFO attributable to Four Springs Capital Trust(8)		5,819	1,989	2,606	1,453
AFFO attributable to Four Springs Capital Trust(8)		5,606	2,552	2,800	1,776
Number of investment property locations (at period end)		49	48	43	40
% of properties subject to a lease (at period end)		100%	100%	100%	100%

(1)
Includes $5.4 million of investments and the accumulated depreciation and amortization of $0.3 million related to real estate investments held for sale at December 31, 2014.

(2)
Also includes origination value of acquired in-place leases, net and acquired favorable leases, net.

(3)
Also includes restricted cash, receivable from affiliate and deferred rent receivable.

(4)
Includes $3.0 million of notes payable related to real estate investments held for sale at December 31, 2014.

(5)
Also includes acquired unfavorable leases, net.

(6)
Cash NOI — consolidated is a non-GAAP financial measure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Cash Net Operating Income" for a discussion of why we consider Cash NOI to be important and how we use this measure, as well as for a reconciliation of net income (loss) to Cash NOI.

(7)
EBITDA — consolidated and Adjusted EBITDA — consolidated are non-GAAP financial measures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — EBITDA and Adjusted EBITDA" for a discussion of why we consider EBITDA and Adjusted EBITDA to be important and how we use these measures, as well as for a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA.

(8)
FFO attributable to Four Springs Capital Trust and AFFO attributable to Four Springs Capital Trust refer to "funds from operations" and "adjusted funds from operations," respectively. FFO and AFFO are non-GAAP financial measures that are often used by analysts and investors to compare the operating performance of REITs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — FFO and AFFO" for a discussion of why we consider FFO and AFFO to be important and how we use these measures, as well as for a reconciliation of net income (loss) to FFO and AFFO.

RISK FACTORS

        Investing in our common shares involves risks. Before you invest in our common shares, you should carefully consider the risk factors below together with all of the other information included in this prospectus. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, liquidity, cash flows, results of operations, prospects, and our ability to implement our investment strategies and to make or sustain distributions to our shareholders. The market price of our common shares could decline due to any of these risks, and you may lose all or a portion of your investment. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, liquidity, cash flows, results of operations and prospects. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Risks Related to Our Business

Our business depends on our tenants successfully operating their businesses and satisfying their obligations to us.

        We depend on our tenants to operate the properties they lease from us in a manner that generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent, maintain specified insurance coverage, pay real estate taxes and maintain the leased properties. While a tenant may have multiple sources of funds to meet its obligations to us, its ability to meet these obligations depends significantly on the success of the business it conducts at the property it leases from us. Our tenants may be adversely affected by many factors beyond our control that might render one or more of their locations uneconomic. These factors include poor management, changes in demographics, a downturn in general economic conditions or changes in consumer trends that decrease demand for our tenants' products or services. The occurrence of any of these factors could cause our tenants to fail to meet their obligations to us, including their obligations to pay rent, maintain specified insurance coverage, pay real estate taxes or maintain the leased property, or could cause our tenants to declare bankruptcy.

Global market and economic conditions may materially and adversely affect us and our tenants.

        Our business is sensitive to changes in the overall economic conditions that impact our tenants' financial condition and financing practices. Adverse economic conditions, such as high unemployment levels, interest rates, tax rates and fuel and energy costs, may impact our tenants' results of operations, which may impact their ability to meet their obligations to us. During periods of economic slowdown, such as the global and U.S. economic downturn of 2008 and 2009, which resulted in increased unemployment, large-scale business failures, tight credit markets and a reduction in real estate values, demand for real estate may decline, resulting in a decrease in the rents we can charge for our properties and/or an increase in tenant defaults under existing leases.

Each of our properties except for one is leased to a single tenant; therefore, we could be adversely affected by the failure of a single tenant to perform under its lease with us due to a downturn in its business, bankruptcy or insolvency.

        Each of our properties except for one is leased to a single tenant, and our investment strategy focuses on, among other things, acquiring properties that are leased to a single tenant. The success of single tenant properties depends on the ability of the tenant to conduct profitable operations at the property and the tenant's financial stability. Our tenants face competition within their industries and other factors that could reduce their ability to make rent payments. For example, our retail tenants face competition from other retailers, as well as competition from other retail channels, such as internet sales, factory outlet centers, wholesale clubs, mail order catalogs, television shopping networks and various developing forms of e-commerce. In addition, our retail, medical and other office properties are located in public places, where crimes, violence and other incidents may occur. Such incidents could reduce the amount of business conducted by the tenants at our properties, thus reducing the tenants' abilities to pay rent. Additionally, any such incidents could also expose us to civil liability as the property owner.

        At any given time, a tenant may experience a downturn in its business that may significantly weaken its operating results, financial condition and ability to meet its obligations to us. In addition to general downturns in business, a tenant may experience a downturn at one or more properties that it leases from us that could adversely affect its ability to meet its lease obligations to us and result in a loss of value relating to the relevant property or properties. As a result, a tenant may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy.

        Lease payment defaults by tenants could prevent us from making distributions on our common shares or cause us to reduce the amount of distributions that we make. A default by a tenant on its lease payments to us would cause us to lose revenue from the property and force us to find an alternative source of revenue to meet any expenses associated with the property, including expenses associated with any mortgage financing to avoid a foreclosure. In the event of a default by a single or major tenant, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting the property. Further, if a lease is terminated, we may not be able to lease the property for the rent previously received or sell the property without incurring a loss.

We own properties that depend upon discretionary spending by consumers; a reduction in discretionary spending could adversely affect our tenants, their ability to meet their obligations to us and reduce the demand for and value of our properties.

        Approximately 35.5% of our ABR is attributable to tenants operating in the retail industry. For example, our portfolio includes sporting goods stores, dollar and other general merchandise stores, auto parts and repair stores, and home furnishing stores. Some of our top tenants include, Academy Sports, Dollar General and Family Dollar. The success of most of these businesses depends on the willingness of consumers to use discretionary income to purchase their products or services. A downturn in the economy could cause consumers to reduce their discretionary spending, which may have a material adverse effect on our tenants, their ability to meet their obligations to us and reduce the demand for and value of our properties.

Our financial monitoring, periodic site inspections and selective property sales may fail to mitigate the risk of tenant defaults, and if a tenant defaults, we may experience difficulty or a significant delay in re-leasing or selling the property.

        Our active asset management strategies, which include regular reviews of each of our properties for changes in the credit of the tenant, business performance at the property, industry trends and local real estate market conditions, may be insufficient to predict tenant defaults. If a tenant defaults, it will likely eliminate all of, or significantly reduce, our revenue from the affected property for some time. If a defaulting tenant is unable to recover financially, we may have to re-lease or sell the property. Re-leasing or selling properties may take a significant amount of time, during which the property might have a negative cash flow to us and we may incur other related expenses. We may also have to renovate the property, reduce the rent or provide an initial rent abatement or other incentive to attract a tenant or buyer. During this period, we likely will incur ongoing expenses for property maintenance, taxes, insurance and other costs. Moreover, a property which has become vacant may lead to reduced rental revenue and result in less cash available for distribution to our shareholders. In addition, because a property's value depends principally upon its lease, leasing history and prevailing market rental rates, the value of a property with a prolonged vacancy could decline.

Some of our properties are leased to tenants or have lease guarantors that are not rated by a major rating agency.

        A key element of our underwriting process is evaluating tenant creditworthiness. When available, we consider any relevant rating assigned by a major rating agency. Additionally, when we underwrite a tenant's credit we generally review financial statements or other financial data and, if available, property-level operating information. In many instances there will be no rating to consider and financial information may be limited. Underwriting credit risk in the absence of a credit rating or based upon limited financial information could cause us to improperly assess tenant credit risk and lead to tenant defaults.

Credit ratings may prove to be inaccurate.

        When available, we consider credit ratings assigned by major rating agencies to our tenants or, where applicable, their guarantors when making investment and leasing decisions. A credit rating is not a guarantee and only reflects the rating agency's opinion of an entity's ability to meet its financial commitments, such as its payment obligations to us under the relevant lease, in accordance with their stated terms. A rating may ultimately prove not to accurately reflect the credit risk associated with a particular tenant or guarantor. Ratings are generally based upon information obtained directly from the entity being rated, without independent verification by the rating agency. If any such information contained a material misstatement or omitted a material fact, the rating based upon such information may not be appropriate. Ratings may be changed, qualified, suspended, placed on watch or withdrawn as a result of changes in, additions to or the accuracy of information, the unavailability of or inadequacy of information or for any other reason. No rating agency guarantees a tenant's or, where applicable, its guarantor's obligations to us. If a tenant's or, where applicable, its guarantor's rating is changed, qualified, suspended, placed on watch or withdrawn, such tenant or guarantor may be more likely to default in its obligations to us, and investors may view our cash flows as less stable.

We may be unable to identify and complete acquisitions of suitable properties which may impede our growth and our ability to further diversify our portfolio. Future acquisitions may not yield the returns we expect.

        Our ability to grow through acquisitions requires us to identify and complete acquisitions that are compatible with our growth strategy and to successfully integrate newly acquired properties into our portfolio. Our ability to acquire properties on favorable terms and successfully integrate them may be constrained by the following significant risks:

  •
  Our ability to locate properties with attractive economic terms or lease rates. We target investments that have a difference, or spread, between our cost of capital and the lease rate of the properties we acquire. If that spread decreases, our ability to profitably grow our company will decrease.

  •
  We compete with numerous investors, including traded and non-traded public REITs, private REITs, private equity investors, institutional investment funds, individuals, banks and insurance companies, some of whom have greater financial resources and a lower cost of capital than we do for acquisitions. This competition may increase the demand for the types of properties that we seek to acquire and increase the purchase price for properties that we acquire.

  •
  We may fail to maintain sufficient capital resources to acquire new properties.

  •
  After beginning to negotiate a transaction we may be unable to reach an agreement with the seller or during our due diligence review we may discover previously unknown matters, conditions or liabilities, either of which could force us to abandon a transaction after incurring significant costs and diverting management's attention.

  •
  Our cash flow from an acquired property may be insufficient to meet our required principal and interest payments with respect to any debt used to finance the acquisition of such property.

  •
  Since many enterprises we approach concerning sale-leaseback transactions have an historic preference to own, rather than lease, their real estate, our ability to facilitate sale-leaseback transactions requires that we overcome those preferences and convince enterprises that it is in their best interests to lease, rather than own, their properties, and we may be unable to do so.

  •
  We may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners and others indemnified by the former owners of the properties.

We may not acquire the properties that are in our pipeline.

        An important element of our strategy is to grow our portfolio through attractive acquisitions. Our pipeline of potential investment opportunities includes not only properties that are subject to purchase agreements or non-binding letters of intent, but also a significant number of properties that are in the early stages of evaluation, many of which we will determine not to pursue. Accordingly, our pipeline is only indicative of the number of investment opportunities that we are reviewing and is not indicative of the amount of investments that we will ultimately make. Generally, our purchase agreements contain customary closing conditions, and properties that are the subject of binding purchase agreements may fail to close for a variety of reasons, including the discovery of previously unknown liabilities or other items uncovered during our diligence process. Additionally, we may not execute binding purchase agreements with respect to properties that are currently the subject of non-binding letters of intent, and we may not execute non-binding letters of intent with respect to properties that are currently the subject of active negotiations. For many other reasons, we may not ultimately acquire the remaining properties currently in our pipeline. Accordingly, you should not place undue reliance on the pipeline information that we have disclosed in this prospectus.

As we continue to acquire properties, we may decrease or fail to increase the diversity of our portfolio.

        While our portfolio is currently diversified by tenant, industry, geography and property type, and our investment strategy contemplates maintaining and growing a well-diversified portfolio, we have broad authority to invest in any property that we may choose, and it is possible that future investment activity could result in a less diverse portfolio. In the event that we become significantly exposed to any one tenant, a downturn in that tenant's business or creditworthiness could adversely affect us. Similarly, if we develop a concentration of properties in any geographic area or used in a particular industry, any situation adversely affecting that area or industry would have a magnified adverse effect on our portfolio.

We have significant exposure to our largest tenant, BioLife Plasma Services.

        Our largest tenant is BioLife. BioLife collects high-quality plasma that is processed into plasma-based therapies. BioLife leases four wholly owned medical properties from us where plasma is collected and these leases contribute approximately 14.6% of our ABR. On a pro rata basis (i.e. excluding the portion of base rent attributable to third parties with respect to our partially owned properties), these four leases contribute approximately 19.0% of our annualized base rent. Accordingly, we have significant exposure to BioLife and the failure of BioLife to meet its obligations to us under its leases could adversely affect us.

We have a limited operating history, and our past experience may not be sufficient to allow us to successfully operate as a public company.

        We were formed in July 2012. Given our limited operating history, you have limited historical information upon which to evaluate our prospects, including our continued ability to acquire attractive properties and grow our business. In addition, we cannot assure you that our past experience will be sufficient to enable us to operate our business successfully or implement our investment strategies as described in this prospectus. You should not rely upon our past performance, as past performance may not be indicative of our future results.

        Additionally, as a public company with listed equity securities, we will be required to comply with new laws, regulations and requirements, including the requirements of the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, or the "Sarbanes-Oxley Act," related regulations of the U.S. Securities and Exchange Commission (the "SEC"), and

requirements of the NYSE, with which we were not required to comply as a private company. The Exchange Act will require us to file annual, quarterly and current reports and other information with respect to our business and financial condition with the SEC. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.

        Section 404 of the Sarbanes-Oxley Act requires our management and independent auditors to report annually on the effectiveness of our internal control over financial reporting. However, we are an "emerging growth company," as defined in the JOBS Act, and, so for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, exemption from compliance with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include in our annual reports that we file with the SEC an opinion from our independent auditors on the effectiveness of our internal control over financial reporting.

        These reporting and other obligations will place significant demands on our management, administrative, operational and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function, and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired, which could result in fines, delisting of our common shares or other disciplinary action from the SEC, the NYSE or other regulatory bodies.

If a major tenant declares bankruptcy we may be unable to collect balances due under relevant leases.

        We may experience concentration in one or more tenants across several of the properties in our portfolio. Any of our tenants, or any guarantor of one of our tenant's lease obligations, could be subject to a bankruptcy proceeding pursuant to Title 11 of the United States Code (the "Bankruptcy Code"). If a tenant becomes a debtor under the Bankruptcy Code, federal law prohibits us from evicting such tenant based solely upon the commencement of such bankruptcy. Further, such a bankruptcy filing would prevent us from attempting to collect pre-bankruptcy debts from the bankrupt tenant or its properties or take other enforcement actions, unless we receive an enabling order from the bankruptcy court. Generally, post-bankruptcy debts are required by statute to be paid currently, which would include payments on our leases that come due after the date of the bankruptcy filing. Such a bankruptcy filing also could cause a decrease or cessation of current rental payments, reducing our operating cash flows and the amount of cash available for distributions to shareholders. Prior to emerging from bankruptcy, the tenant will need to decide whether to assume or reject its leases. Generally, and unless otherwise agreed to by the tenant and the lessor, if a tenant assumes a lease, all pre-bankruptcy balances and unpaid post-bankruptcy amounts owing under it must be paid in full. If a given lease or guaranty is not assumed, our operating cash flows and the amount of cash available for distribution to shareholders may be adversely affected. If a lease is rejected by a tenant in bankruptcy, we are entitled to general unsecured claims for damages. If a lease is rejected, it is questionable whether we would receive any amounts from the tenant, and our general unsecured claim would be capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid. We would only receive recovery on our general unsecured claim in the event funds or other consideration was available for distribution to general unsecured creditors, and then only in the same percentage as that realized on other general unsecured claims. We may also be unable to re-lease a terminated or rejected property or to re-lease it on comparable or more favorable terms.

        On March 10, 2017, Gander Mountain, a tenant that contributed 5.2% of our ABR, announced that it had filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Minnesota. Though we consolidate this property in our financial statements in accordance with GAAP, we only own a 10% interest therein through a DST. On a pro rata basis, this property contributed $74,376, or approximately 0.7%, of our pro rata ABR. Gander Mountain did not make its March 2017 rental payment to us, and we do not know when, or if, Gander Mountain will resume paying its rent to us or if we will be able to recoup the arrearages. Moreover, we do not know if Gander Mountain will determine to assume or reject its lease with us. If our lease with Gander Mountain is rejected it is questionable whether we would receive any amounts from the tenant with respect to our general unsecured claim, and no assurance can be given that we would be able to re-lease the property or that any new lease will be on terms as favorable to us as our lease with Gander Mountain. Additionally, we may incur significant costs in connection with any re-leasing of this property. See "—Gander Mountain, a tenant at a property held in one of our DSTs, has filed a voluntary bankruptcy petition and has stopped paying rent to us."

A sale-leaseback transaction could be recharacterized in a tenant bankruptcy proceeding.

        We may enter into sale-leaseback transactions, where we purchase a property and lease it back to the seller. In the event of the bankruptcy of such a tenant, a transaction structured as a sale-leaseback may be re-characterized as a financing or a joint venture, either of which could adversely affect us. If the sale-leaseback were re-characterized as a financing, we would not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, we would no longer have the right to sell or encumber the property. Instead, we would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property, but subject to the risk that the claim is unsecured. The tenant/debtor might have the ability to propose a plan restructuring the terms of its lease, which may result in changes to the lease term or the amount of rent payable to us. If confirmed by the bankruptcy court, we could be bound by the new terms and prevented from foreclosing our lien (assuming we are found to have such a lien) on the property. If the sale-leaseback were recharacterized as a joint venture, our lessee and we could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property.

We have recorded net losses in the past and we may experience net losses in the future.

        We have recorded net losses attributable to common shareholders for the years ended December 31, 2016, 2015 and 2014. These net losses were inclusive in each period of significant non-cash charges, consisting primarily of depreciation and amortization expense. We expect such non-cash charges to continue to be significant in future periods and, as a result, we may continue to record net losses in future periods.

Our operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, which may prevent us from being profitable or from realizing growth in the value of our properties.

        Our operating results will be subject to risks generally incident to the ownership of real estate, including:

  •
  inability to collect rents from tenants due to financial hardship, including bankruptcy;

  •
  changes in the general economic or business climate;

  •
  changes in local real estate conditions in the markets in which we operate, including the availability of and demand for single-tenant commercial space;

  •
  changes in consumer trends and preferences that affect the demand for products and services offered by certain of our tenants;

  •
  inability to lease or sell properties upon expiration or termination of existing leases;

  •
  changes in interest rates and availability of permanent mortgage financing that may render the sale of a property difficult or unattractive;

  •
  the subjectivity of real estate valuations and changes in such valuations over time;

  •
  the illiquidity of real estate investments generally;

  •
  changes in tax, real estate, environmental and zoning laws; and

  •
  periods of high interest rates and tight money supply.

        These risk and other factors may prevent us from being profitable or from maintaining or growing the value of our properties.

We are exposed to risks related to increases in market lease rates and inflation, as income from long-term leases is our primary source of cash flows from operations.

        We are exposed to risks related to increases in market lease rates and inflation, as income from long-term leases is the primary source of our cash flows from operations. Leases of long-term duration, or which include renewal options that specify a maximum rental rate increase, may result in below-market lease rates over time if we do not accurately estimate inflation or increases in market lease rates. Provisions of our leases designed to mitigate the risk of inflation and unexpected increases in market lease rates, such as periodic rental rate increases, may not adequately protect us from the impact of inflation or unexpected increases in market lease rates.

Increases in interest rates can negatively impact us.

        We are exposed to financial market risks, especially interest rate risk. Interest rates and other factors, such as occupancy, rental rates and the financial condition of our tenants, influence our performance more so than does inflation. Our leases often provide for payments of base rent with scheduled increases, based on a fixed amount or the lesser of a multiple of the increase in the CPI over a specified period term or a fixed percentage and, to a lesser extent, participating rent based on a percentage of the tenant's gross sales to help mitigate the effect of inflation. Changes in interest rates, however, do not necessarily correlate with inflation rates or changes in inflation rates and are highly sensitive to many factors, including governmental monetary policies, domestic and global economic and political conditions, and other factors which are beyond our control. Additionally, the United States Federal Reserve has expressed interest in raising the target federal funds rate up to three times during 2017, and any such increase individually or in the aggregate is likely to increase interest rates. Our operating results will depend heavily on the difference between the rental revenue from our properties and the interest expense incurred on our borrowings. Rising interest rates could increase our interest expense which, without a corresponding increase in our revenue, would have a negative impact on our operating results.

We could be subject to increased property-level operating expenses.

        Our properties are subject to property-level operating expenses, such as tax, utility, insurance, repair and maintenance and other operating costs. Though are properties are generally leased under net leases that obligate tenants to pay for all or a significant portion of these expenses, we may be required to pay some of these costs or we may become obligated to pay all of these costs if a tenant defaults on its obligation to pay these expenses. Additionally, we will be responsible for these costs at any vacant property. Property-level operating expenses may increase, and the likelihood of our need to fund these expenses may increase if property-level expenses exceed the level of revenue a tenant is able to generate at a particular property. Additionally, we may be unable to lease properties on terms that require the tenants to pay all or a significant portion of the properties' operating expenses or property-level expenses that we are obligated to pay may exceed our expectations.

Real estate taxes may increase, and any such increases may not be paid for by our tenants.

        Tax rates or the assessed values of our properties may increase, which would result in increased real estate taxes. Although tenants at most of our properties are obligated to pay these taxes (including any increases thereto) pursuant to net leases, we may be responsible for some or all of these taxes related to certain of our properties. In addition, if a tenant does not meet its obligation to pay real estate taxes or if a property is vacant we likely will be required to pay such taxes to preserve the value of our investment.

Our revenues and expenses are not directly correlated, and because a large percentage of our expenses are fixed, we may not be able to lower our cost structure to offset declines in our revenue.

        Most of the expenses associated with our business, such as our office rent, certain acquisition costs, insurance costs, employee wages and benefits, and other general corporate expenses are relatively fixed and generally will not decrease with any reduction in our revenue. Also, many of our expenses will be affected by inflation, and certain expenses may increase more rapidly than the rate of inflation in any given period. Additionally, expense increases may exceed the rent escalation provisions contained in many of our leases. By contrast, our revenue, which primarily comes from long-term leases, is affected by many factors beyond our control, such as tenant creditworthiness, lease term and the economic conditions in the markets where our properties are located. As a result, we may not be able to fully offset rising costs by increasing our rents.

We face significant competition for tenants, which may decrease the occupancy and rental rates of our properties.

        We compete for tenants with numerous traded and non-traded public REITs, private REITs, private equity investors, institutional investment funds, individuals, banks and insurance companies, many of which own properties similar to ours in the same markets in which our properties are located. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our leases expire. Competition for tenants could decrease the occupancy and rental rates of our properties.

Challenging economic conditions could increase vacancy rates.

        Challenging economic conditions, the availability and cost of credit, turmoil in the mortgage market and declining real estate markets have contributed to increased vacancy rates in the commercial real estate sector. If we experience higher vacancy rates, we may have to offer lower rental rates or increase tenant improvement allowances or concessions. Increased vacancy may have a greater impact on us, as compared to REITs with other investment strategies, as our investment approach relies on long-term leases in order to provide a relatively stable stream of rental income. Increased vacancy could reduce our rental revenue and the values of our properties, possibly below the amounts we paid for them. Any such reduced revenues could make it more difficult for us to meet our payment obligations with respect to any indebtedness associated with the affected properties or limit our ability to refinance such indebtedness.

As leases expire, we may be unable to renew those leases or re-lease the space on favorable terms or at all.

        Our success depends, in part, upon our ability to cause our properties to be occupied and generating revenue. Leases representing approximately 45% of our ABR will expire prior to 2026. Current tenants may decline, or may not have the financial resources available, to renew current leases, and we cannot guarantee you that we will be able to renew leases or re-lease space (i) without an interruption in the rental revenue from those properties, (ii) at or above our current rental rates or (iii) without having to offer substantial rent abatements, tenant improvement allowances, early termination rights or below-market renewal options. The difficulty, delay and cost of renewing leases, re-leasing space and leasing vacant space could materially and adversely affect us.

        In addition, leases representing 93.1% of our ABR contain provisions giving the tenant the right to extend the term of the lease at a rental rate specified in the lease. If such rent is below the level of rent that the property could otherwise be leased for at the termination of the lease and the tenant exercises its right to extend the lease, we will be obligated nevertheless to lease the property for the rent specified in the lease.

Loss of our key personnel could materially impair our ability to operate successfully.

        We are dependent on the performance and continued efforts of our senior management team, and our future success is dependent on our ability to continue to attract and retain qualified executive officers and senior management. We rely on our management team to, among other things, identify and consummate acquisitions, design and implement our financing strategies, manage our investments and conduct our day-to-day operations. In particular, our success depends upon the performance of Mr. William P. Dioguardi, our Chairman and Chief Executive Officer, Coby R. Johnson, our President and Chief Operating Officer, John E. Warch, our Chief Financial Officer, Jared W. Morgan, our Senior Vice President, Head of Acquisitions, Cynthia M. Daly, our Vice President, Underwriting, and other members of our management team. We currently maintain a $2 million life insurance policy on Mr. Dioguardi.

        We cannot guarantee the continued employment of any of the members of our management team, who may choose to leave our company for any number of reasons, such as other business opportunities, differing views on our strategic direction or personal reasons. We rely on the experience, efforts, relationships and abilities of these individuals, each of whom would be difficult to replace. The employment agreements we have entered into with each of these executives do not guarantee their continued service to us. The loss of services of one or more members of our management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, existing and prospective tenants and industry participants.

Our growth strategy depends on external sources of capital which may not be available to us on commercially reasonable terms or at all.

        We expect that over time we will seek additional sources of capital to fund our business. We may not be able to obtain such financing on favorable terms or at all. Any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

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  general market conditions;

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  the market's perception of our creditworthiness and growth potential;

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  our current debt levels and our ability to satisfy financial covenants;

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  our current and expected future earnings;

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  our cash flow and cash distributions; and

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  the market price of our common shares.

        If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our shareholders necessary to maintain our qualification as a REIT.

Our participation in the Section 1031 Exchange Program may limit our ability to borrow funds in the future.

        Institutional lenders may view any obligations we may have from time to time under agreements to acquire interests in properties as a contingent liability, which may limit our ability to borrow funds in the future. Lenders providing lines of credit may restrict our ability to draw on our lines of credit by the amount of our potential obligations under these agreements. Further, our lenders may view such obligations in such a manner as to limit our ability to borrow funds based on regulatory restrictions on lenders that limit the amount of loans they can make to any one borrower.

We may be unable to secure funds for future tenant improvements or other capital needs.

        When tenants do not renew their leases or otherwise vacate their space, it is common that, in order to attract replacement tenants, we will be required to expend substantial funds for tenant improvements to the vacated space. In addition, although our leases generally require tenants to pay for routine property maintenance costs, we are often responsible for any major structural repairs, such as repairs to a property's foundation, exterior walls or roof. In general, we expect to use a significant portion of our cash to invest in additional properties and fund distributions to our shareholders. Accordingly, if we need significant additional capital to improve or maintain our properties or for any other reason, we will likely be required to obtain funds from other sources, such as cash flow from operations, borrowings, property sales or future offerings of our securities. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for tenant improvements or other capital needs, our properties may be less attractive to future tenants or purchasers, generate lower cash flows and/or decline in value.

REIT distribution requirements limit our ability to retain cash.

        As a REIT, we are subject to annual distribution requirements, which limit the amount of cash we can retain for other business purposes, including to fund our growth. We generally must distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, in order for our distributed earnings not to be subject to corporate income tax. We intend to make distributions to our shareholders to comply with the REIT distribution requirements of the Code. However, timing differences between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds to meet the 90% distribution requirement of the Code, even if the prevailing market conditions are not favorable for these dispositions or borrowings.

Because we may pay distributions from sources other than our cash flows from operations, any distributions may not reflect the performance of our properties or our operating cash flows.

        Our organizational documents permit us to make distributions from any source, including borrowed funds, proceeds from asset sales or proceeds from securities offerings. Because we may make distributions in excess of our cash flow from operations, distributions may not reflect the performance of our properties or our operating cash flows. To the extent distributions exceed cash flow from operations, distributions may be treated as a return of capital and could reduce a shareholder's basis in our common shares. A reduction in a shareholder's basis in our common shares could result in the shareholder recognizing more gain upon the disposition of such shares, which could result in greater taxable income to such shareholder.

Illiquidity of real estate investments and restrictions imposed by the Code could significantly impede our ability to respond to adverse changes in the performance of our properties.

        Relative to many other types of investments, real estate in general, and our properties in particular, are difficult to sell quickly. Therefore, our ability to promptly sell one or more properties in response to changing economic, financial or investment conditions is limited. In particular, our ability to sell a property could be adversely affected by a weaknesses in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers or changes in national or international economic conditions (such as the most recent economic downturn), and changes in laws, regulations or fiscal policies of the jurisdiction in which the property is located.

        In addition, the Code imposes restrictions on a REIT's ability to dispose of properties, which restrictions are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forgo or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms.

We may be unable to sell a property when we desire to do so.

        The real estate market is affected by many factors that are beyond our control, such as general economic conditions, the availability of financing, interest rates, and supply and demand. We cannot predict whether we will be able to sell a property for a price or on other terms that we determine to be acceptable. In connection with selling a property, we may determine that it is necessary to make significant capital expenditures to correct defects or to make improvements in order to facilitate a sale. We may not have the ability to fund these expenditures, which could prevent us from selling the property or adversely affect any selling terms. Additionally, in acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on such property. To the extent we determine to sell a property, we cannot predict the length of time needed to find a willing purchaser and to close the sale of the property or that any sale will result in the receipt of net proceeds in excess of the amount we paid for the property.

We may acquire properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

        A lock-out provision is a provision that prohibits the prepayment of a loan during a specified period of time. Lock-out provisions may include terms that provide strong financial disincentives for borrowers to prepay their outstanding loan balance and exist in order to protect the yield expectations of investors. Many of our properties secure loans that include lock-out provisions. Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties when we may desire to do so. Lock-out provisions may prohibit us from reducing the outstanding indebtedness, refinancing such indebtedness on a non-recourse basis or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could impair our ability to take other actions during the lock-out period that we might otherwise choose to pursue. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our shareholders.

We may only obtain limited warranties when we purchase a property and may only have limited recourse in the event our due diligence did not identify any issues that lower the value of the property.

        The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications (including those relating to construction of the building and environmental issues) that will only survive for a limited period after the closing. The purchase of properties with limited warranties, representations or indemnifications increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental income from that property.

CC&Rs may restrict the uses of our properties.

        Some of our properties are contiguous to other parcels that comprise a single retail center. In connection with such properties, we are often subject to significant covenants, conditions and restrictions ("CC&Rs") that limit the use and operation of such properties. Moreover, the operation and management of the contiguous properties may adversely affect the value of our properties. Compliance with CC&Rs or the presence of contiguous businesses may make the affected properties less attractive to potential tenants and adversely affect their value.

We may be negatively affected by potential development and construction delays.

        We may invest in properties that are under development or construction. If we engage in development or construction projects, we will be subject to uncertainties associated with re-zoning for development, environmental concerns of governmental entities and/or community groups, and our builder's ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completion of construction could also give tenants the right to terminate pre-construction leases.

        We may incur additional risks if we make periodic progress payments or other advances to builders before they complete construction. These and other such factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to lease-up risks relating to newly constructed projects to the extent they are not pre-leased. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and our return on our investment could suffer.

If we contract with a development company for newly developed property, our earnest money deposit made to the development company may not be fully refunded.

        We may enter into one or more contracts, either directly or indirectly through joint ventures, to acquire real property from a development company that is engaged in construction and development of commercial properties. Properties acquired from a development company may be either existing income producing properties, properties to be developed or properties under development. We anticipate that we will be obligated to pay a substantial earnest money deposit at the time of contracting to acquire such properties.

        In the case of properties to be developed by a development company, we anticipate that we will be required to close the purchase of the property upon completion of the development of the property. At the time of contracting and the payment of the earnest money deposit by us, the development company typically will not have acquired title to any real property. Typically, the development company will only have a contract to acquire land, a development agreement to develop a building on the land and an agreement with one or more tenants to lease all or part of the property upon its completion. In the event that the development company fails to develop the property or the pre-leased tenant fails to take possession under its lease for any reason, we may not be required to close on the purchase of the property and may be entitled to a refund of our earnest money. However, the obligation of the development company to refund our earnest money generally will be unsecured, and we may not be able to obtain a refund of such earnest money deposit from it under these circumstances, since the development company may be an entity without substantial assets or operations.

If we purchase an option to acquire a property but do not exercise the option, we likely would forfeit the amount we paid for such option.

        In determining whether to purchase a particular property, we may obtain an option to purchase such property. The amount paid for an option, if any, normally is forfeited if the property is not purchased within the option exercise period and normally is credited against the purchase price if the property is purchased. If we purchase an option to acquire a property but do not exercise the option, we likely would forfeit the amount we paid for such option.

Our participation in a co-ownership arrangement would subject us to risks that otherwise may not be present in other real estate investments.

        We currently jointly own seven properties with third parties through DSTs under our Section 1031 Exchange Program, and we may enter into additional co-ownership arrangements with respect to other properties through additional DSTs or otherwise. Our current co-ownership arrangements provide us with the exclusive right to make all decisions with respect to the management and disposition of such jointly owned properties and do not require us to purchase the interests of our co-owners, however, we may enter into co-ownership arrangements in the future that do not provide us with such control rights and may require us to purchase the co-owners' interests.

        Co-ownership arrangements involve risks generally not present when an asset is owned by a single party, such as the following:

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  the risk that a co-owner may at any time have economic or business interests or goals that are or become inconsistent with our business interests or goals;

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  the risk that a co-owner may be in a position to take action contrary to our instructions or requests or our policies or objectives;

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  the possibility that a co-owner might become insolvent or bankrupt, or otherwise default on its obligations under any applicable mortgage loan financing documents, which may result in a foreclosure and the loss of all or a substantial portion of the investment made by the co-owner or allow the bankruptcy court to reject the agreements entered into by the co-owners owning interests in the property;

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  the possibility that a co-owner might not have adequate liquid assets to make cash advances that may be required in order to fund the operations or maintenance and other expenses related to the property, which could result in the loss of current or prospective tenants and otherwise adversely affect the operation and maintenance of the property, cause a default under any mortgage loan financing documents applicable to the property and result in late charges, penalties and interest, and could lead to the exercise of foreclosure and other remedies by the lender;

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  the risk that a co-owner could breach agreements related to the property, which may cause a default under, and possibly result in personal liability in connection with, any mortgage loan financing documents, violate applicable securities law, result in a foreclosure or otherwise adversely affect the property and the co-ownership arrangement;

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  the risk that we could have limited control rights, with management decisions made entirely by a third-party; and

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  the possibility that we will not have the right to sell the property at a time that otherwise could result in the property being sold for its maximum value.

        In the event that our interests become adverse to those of the other co-owners, we may not have the contractual right to purchase the co-ownership interests from the other co-owners. Even if we are given the opportunity to purchase such co-ownership interests in the future, we cannot guarantee that we will have sufficient funds available at the time to purchase co-ownership interests from the co-owners.

        We might want to sell our co-ownership interests in a given property at a time when the other co-owners in such property do not desire to sell their interests. Therefore, because we anticipate that it will be much more difficult to find a willing buyer for our co-ownership interests in a property than it would be to find a buyer for a property we owned outright, we may not be able to sell our interest in a property at the time we would like to sell.

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect us.

        From time to time, we may acquire multiple properties in a single transaction. Portfolio acquisitions are more complex and may be more expensive than single property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets, placing additional demands on our ability to manage the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another party to acquire the unwanted properties, we may be required to hold such properties and seek to dispose of them at a later time. Acquiring multiple properties in a single transaction may require us to accumulate a large amount of cash, and holding large cash balances for significant periods of time could reduce our returns, as returns on cash are substantially lower than the returns we target from our investments in properties.

If we sell properties and provide financing to purchasers we will be subject to the risk of default by the purchasers.

        In some instances we may sell a property and provide financing to the purchaser for a portion of the purchase price. Though we do not expect to provide a significant amount of financing to purchasers relative to the overall size or our portfolio, we are not precluded from doing so. If we provide financing to purchasers, we will bear the risk that the purchaser may default on its obligations to us, including payment obligations, under the financing arrangement. Even in the absence of a purchaser default, we will not receive the full cash proceeds from such a sale until such time as our loan is repaid by the purchaser or sold by us, which will result in a delay in our ability to distribute such sales proceeds or reinvest them in other properties.

Gander Mountain, a tenant at a property held in one of our DSTs, has filed a voluntary bankruptcy petition and has stopped paying rent to us.

        We lease a 226,746 square foot industrial property located in Lebanon, Indiana to Gander Mountain. The property has an undepreciated book value of $11.3 million, and the related lease, which contributed $743,760, or 5.2%, of our ABR, expires in July 2024. We consolidate this property in our financial statements in accordance with GAAP, however we only own a 10% interest therein through a DST. On a pro rata basis, this property contributed $74,376, or approximately 0.7%, of our pro rata ABR. The mortgage financing on this property is non-recourse to us. Gander Mountain is a privately-held retailer focusing on hunting, fishing, camping and other outdoor recreation products. While Gander Mountain is a retailer, the property that it leases from us is one of Gander Mountain's two distribution facilities that it uses to supply its retail locations with merchandise. On March 10, 2017, Gander Mountain announced that it had filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Minnesota. Gander Mountain did not make its March 2017 rental payment to us, and we do not know when, or if, Gander Mountain will resume paying its rent to us or if we will be able to recoup the arrearages. Gander Mountain has indicated that it is seeking a sale on a going-concern basis, however no assurance can be given that Gander Mountain will be successful in consummating such a sale or, if it is, when any such sale would be consummated or if our lease would be included in the sale and honored by any acquirer. In addition to the lost rental revenue caused by Gander Mountain's bankruptcy, our reputation in the DST industry, and ability to raise capital through future DSTs, could be adversely affected.

We may suffer losses that are not covered by insurance or that are in excess of insured amounts.

        Generally, each of our tenants is responsible for the cost of insuring the property it leases from us against customary losses (such as casualty, liability, fire and extended coverage) at a specified level or required to reimburse us for a portion of the cost of acquiring such insurance. However, it is possible that we will incur losses in excess of insured amounts. Additionally, there are types of losses, generally of a catastrophic nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. It is possible that mortgage lenders may require us to purchase additional insurance covering acts of terrorism and additional costs associated therewith may be significant and likely would not be paid for by our tenants. Additionally, to the extent such insurance is either unavailable or prohibitively expensive it could inhibit our ability to finance or refinance our properties. In these instances, we may be required to provide other financial support, either through financial assurances or self-insurance.

        Inflation, changes in building codes and ordinances, environmental considerations and other factors may make any insurance proceeds we receive insufficient to repair or replace a property if it is damaged or destroyed. In that situation, the insurance proceeds received may not be adequate to restore our economic position with respect to the affected property. Furthermore, in the event we experience a substantial or comprehensive loss at one of our properties, we may not be able to rebuild such property to its pre-loss specifications without capital expenditures in excess of any insurance proceeds, as repair or reconstruction of the property may require significant upgrades to meet current zoning and building code requirements.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

        We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation only insures amounts up to $250,000 per depositor per insured bank. We likely will have cash (including restricted cash) and cash equivalents deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we deposit funds ultimately fails, we may lose our deposits over $250,000. The loss of our deposits could reduce the amount of cash available for distribution to our shareholders or investment in new or existing properties.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make significant unanticipated expenditures.

        Some of our properties are subject to the Americans with Disabilities Act of 1990, as amended (the "ADA"). Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Compliance with the ADA could require costly modifications at our properties to make them readily accessible to and usable by disabled individuals. In addition, failure to comply with the ADA could result in the imposition of fines or an award of damages to private litigants. Our tenants are generally obligated to maintain and repair the properties they lease from us and to comply with the ADA and other similar laws and regulations. However, if a tenant is unwilling or unable to meet its obligation to comply with the ADA, we may incur significant costs in modifying the property to achieve compliance. Additionally, as the owner of the property we could be liable for failure of one of our properties to comply with the ADA or other similar laws and regulations.

        Similarly, our properties are subject to various laws and regulations relating to fire, safety and other regulations, and in some instances, common-area obligations. While our tenants are generally obligated to comply with these laws and regulations at the properties they lease from us, it is possible that our tenants will not have the financial ability to meet these obligations. If a tenant is unwilling or unable to meet its obligation to comply with these laws and regulations, we may incur significant costs to achieve compliance, that we may not be able to recover from the tenant. We may also face owner liability for failure to comply with these laws and regulations, which may lead to the imposition of fines or an award of damages to private litigants.

Costs of complying with environmental laws and regulations may be costly.

        All real property and the operations conducted thereon are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of hazardous materials, and the remediation of contamination associated with disposals. These laws or the interpretations thereof may become more stringent over time and compliance therewith may involve significant costs. Additionally, the cost of defending against claims of liability, complying with environmental requirements, remediating any contaminated property or paying personal injury claims could be substantial. Some of these laws and regulations impose joint and several liability on tenants and current or previous owners or operators of real estate for the costs of investigation and remediation of contaminated properties, regardless of fault or whether the acts causing the contamination were legal. This liability could be substantial. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent a property or to use such property as collateral for future borrowing. Moreover, if contamination is discovered at any of our properties, environmental laws may impose restrictions on the manner in which the affected properties may be used or the businesses that may be operated thereon or give rise to personal injury claims. We typically obtain a third-party environmental site assessment for properties we acquire, however, we may not obtain such an assessment for every property we acquire, and when we do obtain such an assessment it is possible that it will not reveal all environmental liabilities.

        Although our leases generally require our tenants to operate in compliance with all applicable laws and to indemnify us against any environmental liabilities arising from a tenant's activities on the property there can be no assurance that our tenants will be able to meet these obligations. It is possible that we could incur substantial expenditures to remediate environmental conditions at our properties or become subject to liability for environmental liabilities by virtue of our ownership of the property. Furthermore, the discovery of environmental liabilities on any of our properties could lead to significant remediation costs or other liabilities for our tenant, which may affect such tenant's ability to make rental payments to us.

        From time to time, we may invest in properties with known adverse environmental conditions where we believe that the environmental liabilities associated with these conditions are quantifiable and that the acquisition will yield an appropriate risk-adjusted return. In such an instance, we will estimate the costs of environmental investigation, clean-up and monitoring when negotiating the purchase price. To the extent we underestimate the costs of environmental matters we could incur substantial losses. Further, in connection with property dispositions, we may agree to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions.

We may become subject to litigation, which could materially and adversely affect us.

        In the future we may become subject to litigation, including claims relating to our operations, properties, security offerings or other aspects of our business. Some of these claims may result in significant investigation, defense or settlement costs and, if we are unable to successfully defend against or settle such claims, may result in significant fines or judgments against us. These costs may not be covered by insurance or may exceed insured amounts. We cannot be certain of the outcomes of any claims that may arise in the future. Certain litigation or the resolution of certain litigation may limit the availability or significantly increase the cost of insurance coverage, which could expose us to increased risks.

We may have increased exposure to litigation as a result of the Section 1031 Exchange Program.

        We have developed the Section 1031 Exchange Program to raise capital from third-party investors who are seeking to reinvest the proceeds from sales of investment property in transactions that are eligible for favorable tax treatment under Section 1031 of the Code. See "Our Business — Section 1031 Exchange Program." The Section 1031 Exchange Program involves a private offering of co-tenancy or other interests in real estate. There are significant tax and securities risks associated with these private offerings. For example, if the Internal Revenue Service were to successfully challenge the tax treatment of the Section 1031 Exchange Program with respect to third-party investors who purchased interests in these offerings, such purchasers may file a lawsuit against us. Additionally, we have certain rights to acquire interests in the properties that we jointly own with third parties, and in future offerings we may have certain obligations to acquire interests in co-owned properties. We could be named in or otherwise required to defend against lawsuits for exercising or failing to exercise such purchase rights and obligations. Any amounts we are required to expend investigating, defending or settling a claim, or in satisfaction of an adverse judgment relating to, our Section 1031 Exchange Program could be substantial. In addition, disclosure of any such litigation may limit our future ability to raise additional capital through the Section 1031 Exchange Program or otherwise.

Changes in accounting standards may materially and adversely affect us.

        From time to time the Financial Accounting Standards Board ("FASB") or the SEC may change financial accounting and reporting standards or the interpretation and application thereof. These changes could materially and adversely affect our reported financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Similarly, these changes could materially and adversely affect our tenants' reported financial condition and results of operations and affect their willingness to lease as opposed to own real estate.

        The FASB is considering various changes to GAAP, some of which may be significant, as part of a joint effort with the IASB to converge accounting standards. In particular, FASB has proposed accounting rules that would require companies to capitalize all leases on their balance sheets by recognizing a lessee's rights and obligations. If the proposal is adopted in its current form, many companies that account for certain leases on an "off balance sheet" basis would be required to account for such leases "on balance sheet." This change would remove many of the differences in the way companies account for owned property and leased property, and could have a material effect on various aspects of our tenants' businesses, including their credit quality and the factors they consider in deciding whether to own or lease properties. If the proposal is adopted in its current form, it could cause companies that lease properties to prefer shorter lease terms in an effort to reduce the leasing liability required to be recorded on their balance sheets. The proposal could also make lease renewal options less attractive, because, under certain circumstances, the rule would require a tenant to assume that a renewal right will be exercised and accrue a liability relating to the longer lease term.

We face risks relating to cybersecurity attacks that could cause loss of confidential information and other business disruptions.

        We rely extensively on computer systems to process transactions and manage our business, and our business is at risk from and may be impacted by cybersecurity attacks. These could include attempts to gain unauthorized access to our data and computer systems. Attacks can be both individual and/or highly organized attempts organized by very sophisticated hacking organizations. We employ a number of measures to prevent, detect and mitigate these threats, which include password protection, firewall protection systems, frequent backups, and a redundant data system for core applications; however, there is no guarantee such efforts will be successful in preventing a cybersecurity attack. A cybersecurity attack could compromise our confidential information as well as that of our employees, tenants and vendors. A successful attack could disrupt and affect our business operations.

Eminent domain could lead to material losses.

        Governmental authorities may exercise eminent domain to acquire the land on which our properties are built in order to build roads and other infrastructure. Any such exercise of eminent domain would allow us to recover only the fair value of the affected properties. In addition, "fair value" could be substantially less than the real market value of the property, and we could effectively have no profit potential from properties acquired by the government through eminent domain.

Risks Related to Our Indebtedness

Our cash flows and operating results could be adversely affected by required payments of debt or related interest and other risks of our debt financing.

        We are generally subject to risks associated with debt financing. These risks include: (1) our cash flow may not be sufficient to satisfy required payments of principal and interest; (2) we may not be able to refinance existing indebtedness or the terms of the refinancing may be less favorable to us than the terms of existing debt; (3) required debt payments are not reduced if the economic performance of any property declines; (4) debt service obligations could reduce cash available for distribution to our shareholders and funds available for investment; (5) any default on our indebtedness could result in acceleration of those obligations and possible loss of property to foreclosure; and (6) the risk that necessary capital expenditures cannot be financed on favorable terms. If a property is pledged to secure payment of indebtedness and we cannot make the applicable debt payments, we may have to surrender the property to the lender with a consequent loss of any prospective income and equity value from such property.

We may incur substantial indebtedness.

        Our organizational documents do not place any limitation on the amount of indebtedness that we may incur, and it is possible that we could incur substantial indebtedness in the future. Upon completion of this offering and the application of a portion of the net proceeds to repay amounts outstanding under our credit facility and term loan, we expect to have $         million of total indebtedness, resulting in a pro forma debt-to-market capitalization of        % (based on the midpoint of the price range set forth on the cover page of this prospectus). However, we expect to borrow funds to acquire additional properties and we may borrow for other purposes, such as financing distributions (including those necessary to satisfy the REIT distribution requirements under the Code) or capital expenditures. Such borrowings may be secured or unsecured, and there is no limitation on the amount we may borrow in the aggregate or against any individual property. We expect to have an undrawn $150 million credit facility (with an accordion feature that will provide us with up to an additional $100 million of borrowing capacity under certain circumstances) that we may use to, among other things, fund additional acquisitions.

        Additionally, we may provide full or partial guarantees of mortgage debt incurred by our subsidiaries that own the mortgaged properties. Under these circumstances, we will be responsible to the lender for satisfaction of the debt if it is not paid by our subsidiary. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties.

        Our use of indebtedness could have important consequences to us. For example, it could: (1) result in the acceleration of a significant amount of debt for non-compliance with the terms of such debt or, if such debt contains cross-default or cross-acceleration provisions, other debt; (2) result in the loss of assets, including individual properties or portfolios, due to foreclosure or sale on unfavorable terms, which could create taxable income without accompanying cash proceeds; (3) materially impair our ability to borrow unused amounts under existing financing arrangements or to obtain additional financing or refinancing on favorable terms or at all; (4) require us to dedicate a substantial portion of our cash flow to paying principal and interest on our indebtedness, reducing the cash flow available to fund our business, to make distributions, including those necessary to maintain our REIT qualification, or to use for other purposes; (5) increase our vulnerability to an economic downturn; (6) limit our ability to withstand competitive pressures; or (7) reduce our flexibility to respond to changing business and economic conditions.

Secured indebtedness exposes us to the possibility of foreclosure on our ownership interests in pledged properties.

        Incurring mortgage and other secured indebtedness increases our risk of loss of our ownership interests in the pledged property because defaults thereunder, and the inability to refinance such indebtedness, may result in foreclosure action initiated by lenders. For tax purposes, a foreclosure would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds from the foreclosure. In such event, we may be unable to pay the amount of distributions required in order to maintain our REIT status.

Covenants in our credit facility may restrict our operating activities and adversely affect our financial condition.

        Our credit facility contains and future debt agreements may contain, financial and/or operating covenants, including, among other things, certain coverage ratios, borrowing base requirements, net worth requirements and limitations on our ability to make distributions. These covenants may limit our operational flexibility and acquisition and disposition activities. Moreover, if any of the covenants in these debt agreements are breached and not cured within the applicable cure period, we could be required to repay the debt immediately, even in the absence of a payment default.

High interest rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire and the amount of cash distributions we can make to our shareholders.

        We may be unable to finance or refinance our properties on favorable terms or at all. If interest rates are higher when we desire to mortgage a property or when existing loans mature we may not be able to obtain suitable mortgage financing or refinance existing indebtedness. If we are unable to refinance existing indebtedness with replacement debt we may be required to repay a portion of the maturing indebtedness with cash. Our inability to access debt capital on attractive terms to finance new investments or to refinance maturing indebtedness could reduce the number of properties we can acquire and our cash flows. Higher costs of capital also could negatively impact cash flows and returns on our investments.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

        Upon completion of this offering, we expect to have an undrawn $150 million credit facility (with an accordion feature that will provide us with up to an additional $100 million of borrowing capacity under certain circumstances). Amounts outstanding under the credit facility will bear interest at variable rates. Variable rate borrowings expose us to increased interest expense in a rising interest rate environment. Additionally, in the future, we may incur substantial additional indebtedness that bears interest at variable rates. If interest rates were to increase, our debt service obligations on variable rate indebtedness would increase even though the amount borrowed remained the same, and our cash flows would correspondingly decrease.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our cash available for distribution.

        We may finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or "balloon" payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan.

        Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the loan on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment.

Offerings of debt securities or equity securities that rank senior to our common shares may adversely affect the market price of our common shares.

        If we decide to issue debt securities or equity securities that rank senior to our common shares in the future, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Any debt or equity securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common shares and, if such securities are convertible or exchangeable, the issuance of such securities may result in dilution to owners of our common shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common shares will bear the risk of our future offerings reducing the market price of our common shares and diluting the value of their shareholdings in us.

To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly.

        While we do not currently use derivative instruments to hedge our exposure to changes in interest rates, we may choose to do so in the future. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Future hedging decisions will depend of prevailing facts and circumstances and at any point in time we may choose to hedge some, all or none of our variable interest rate exposure.

        To the extent that we choose to use derivative financial instruments to hedge against interest rate fluctuations in the future, we will be exposed to credit risk, basis risk and legal enforceability risks. Credit risk refers to the potential failure of our counterparty to perform its obligations under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty generally owes us a payment, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby potentially making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract.

Making bridge and other loans subjects us to credit risk and could adversely affect us.

        We may make bridge and other loans related to net lease properties. However, these loans will subject us to credit risk and there could be defaults under these loans. Defaults may be caused by many factors beyond our control, including local and other economic conditions affecting real estate values, interest rate changes, rezoning and the failure by the borrower to develop the property. If there is a default under one of these loans, the value of our investment in the loan could be impaired or lost in its entirety. In addition, if such a loan is secured by a mortgage on the related property, we may be delayed in a foreclosure action and any sale of the mortgaged property may generate less net proceeds than we were owed under the defaulted loan.

Risks Related to Our Organization and Structure

We are a holding company with no direct operations and will rely on funds received from the Operating Partnership to pay liabilities and make any distributions declared by our board of trustees.

        We are a holding company and conduct substantially all of our operations directly and indirectly through our Operating Partnership. We will not have any significant operations or, apart from our interest in the Operating Partnership, any significant assets. As a result, we will rely on distributions from the Operating Partnership to pay any distributions that our board of trustees declares on our common shares. We will also rely on distributions from the Operating Partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from the Operating Partnership. In addition, because we are a holding company, your claims as shareholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) or any preferred equity of the Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of the Operating Partnership and its subsidiaries will be able to satisfy the claims of our shareholders only after all of our and the Operating Partnership's and its subsidiaries' liabilities and obligations have been paid in full.

        We own 98.32% of the interests in the Operating Partnership as of December 31, 2016. However, in connection with our future acquisition of properties or otherwise, we may issue OP units to third parties. Such issuances would reduce our ownership in the Operating Partnership. Because you will not directly own units of the Operating Partnership, you will not have any voting rights with respect to any such issuances or other partnership level activities of the Operating Partnership.

Conflicts of interest could arise between the interests of our shareholders and the interests of holders of OP units, which may impede business decisions that could benefit our shareholders.

        Conflicts of interest could arise as a result of the relationships between us, on the one hand, and our Operating Partnership or any limited partner thereof, on the other. Our trustees and officers have duties to us and our shareholders under applicable Maryland law in connection with their management of our company. At the same time, we, as the sole general partner of our Operating Partnership, have fiduciary duties and obligations to our Operating Partnership and its limited partners under Delaware law and the Partnership Agreement (as defined herein) of our Operating Partnership in connection with the management of our Operating Partnership. Our duties as the sole general partner to our Operating Partnership and its partners may come into conflict with the duties of our trustees and officers to our company and our shareholders. These conflicts may be resolved in a manner that is not in the best interests of our shareholders.

The limit on the number of shares a person may own may discourage a takeover that could otherwise result in a premium price to our shareholders.

        Our charter, with certain exceptions, authorizes our trustees to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exception is granted by our board of trustees, no person may own more than 9.8% in value or in number, whichever is more restrictive, of our outstanding shares of beneficial interest or 9.8% in value of the aggregate of our outstanding common shares. These restrictions may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium to the purchase price of our shares for our shareholders. See the "Description of Securities — Restrictions on Ownership and Transfer" section of this prospectus.

Our charter permits our board of trustees to issue shares with terms that may subordinate the rights of shareholders or discourage a third-party from acquiring us in a manner that might result in a premium price to our shareholders.

        Our charter permits our board of trustees to issue up to 600,000,000 shares of beneficial interest including 100,000,000 preferred shares. In addition, our board of trustees, without any action by our shareholders, may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of shares of beneficial interest that we have authority to issue. Our board of trustees may classify or reclassify any unissued common shares or preferred shares and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of any such shares of beneficial interest. See "Description of Securities — Shares of Beneficial Interest." As a result, we may issue one or more series or classes of common shares or preferred shares with preferences, dividends, powers and rights, voting or otherwise, that are senior to the rights of our common shareholders. Although our board of trustees has no such intention at the present time, it could establish a class or series of common shares or preferred shares that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common shares or otherwise be in the best interest of our shareholders.

Our board of trustees may change our investment and financing policies without shareholder approval, and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

        Our investment and financing policies are exclusively determined by our board of trustees. Accordingly, our shareholders do not control these policies. Further, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of trustees may adopt, alter or eliminate leverage policies at any time without shareholder approval. We could become more highly leveraged, which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our policies with regards to the foregoing could materially and adversely affect us.

We are an emerging growth company, and the reduced reporting requirements applicable to emerging growth companies may make our common shares less attractive to investors.

        We are an "emerging growth company" as defined in the JOBS Act. We will remain an "emerging growth company" until the earliest to occur of:

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  the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation);

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  the last day of the fiscal year following the fifth anniversary of this offering;

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  the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

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  the date on which we are deemed to be a "large accelerated filer" under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

        We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy or information statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and seeking shareholder approval of any golden parachute payments not previously approved, except we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our per share trading price may be adversely affected and more volatile.

Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired and may limit your ability to dispose of your shares.

        Under the Maryland Business Combinations Act, "business combinations" between a Maryland trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified under Maryland Law, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:

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  any person who beneficially owns 10% or more of the voting power of the Maryland trust's shares; or

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  an affiliate or associate of the Maryland trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting shares of the Maryland trust.

        A person is not an interested shareholder under the statute if the board of trustees approved in advance the transaction by which he or she otherwise would have become an interested shareholder. However, in approving a transaction, the board of trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of trustees.

        After the five-year prohibition, any business combination between the Maryland trust and an interested shareholder generally must be recommended by the board of trustees of the trust and approved by the affirmative vote of at least:

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  80% of the votes entitled to be cast by holders of outstanding shares of beneficial interest of the trust; and

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  two-thirds of the votes entitled to be cast by holders of voting shares of beneficial interest other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

        These super-majority vote requirements do not apply if the trust's shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares. The business combination statute permits various exemptions from its provisions, including business combinations that are exempted by the board of trustees prior to the time that the interested shareholder becomes an interested shareholder. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

        As permitted by Maryland law, our board of trustees has adopted a resolution exempting any business combinations between us and any other person or entity from the Maryland Business Combinations Act. However, our board of trustees may take any action designed to subject us to the Maryland Business Combinations Act without shareholder approval. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws — Business Combinations."

Maryland law also limits the ability of a third-party to buy a large percentage of our outstanding shares and exercise voting control in electing trustees.

        The Maryland Control Share Acquisition Act provides that "control shares" of a Maryland trust acquired in a "control share acquisition" have no voting rights except to the extent approved by the trust's disinterested shareholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of beneficial interest owned by interested shareholders, that is, by the acquirer, or officers of the trust or employees of the trust who are trustees of the Maryland trust, are excluded from shares entitled to vote on the matter. "Control shares" are voting shares of beneficial interest that would entitle the acquirer, except solely by virtue of a revocable proxy, to exercise voting control in electing trustees within specified ranges of voting control. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. Except as otherwise specified in the statute, a "control share acquisition" means the acquisition of issued and outstanding control shares. The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the trust. This statute could have the effect of discouraging offers from third parties to acquire us and increasing the difficulty of successfully completing this type of offer by anyone. Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any acquisition by any person of our shares of beneficial interest. However, our board of trustees may amend or eliminate this provision of our bylaws at any time without shareholder consent, and we would be subject to the Maryland Control Share Acquisition Act. For a more detailed discussion on the Maryland laws governing control share acquisitions, see "Certain Provisions of Maryland Law and of Our Charter and Bylaws — Control Share Acquisitions."

Our board of trustees may enact certain anti-takeover measures under Maryland law.

        Maryland law permits our board of trustees, without shareholder approval and regardless of what is currently provided in our charter or our bylaws, to implement takeover defenses, including adopting a classified board or increasing the vote required to remove a trustee. These provisions may have the effect of inhibiting a third-party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then-current market price of such common shares. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws — Subtitle 8."

Our rights and the rights of our shareholders to recover claims against our officers and trustees are limited.

        Maryland law provides that a trustee has no liability in that capacity if he or she performs his or her duties in good faith, acts without willful misfeasance, is not grossly negligent and has not acted with reckless disregard of his or her duties. Our charter requires us, subject to certain exceptions, to indemnify and advance expenses to our trustees and officers. Our charter also permits us to provide such indemnification and advance for expenses to our employees and agents. Additionally, our charter limits, subject to certain exceptions, the liability of our trustees and officers to us and our shareholders for monetary damages. Although our charter does not allow us to indemnify our trustees for any liability or loss suffered by them or hold harmless our trustees for any loss or liability suffered by us to a greater extent than permitted under Maryland law, we and our shareholders may have more limited rights against our trustees, officers, employees and agents, than might otherwise exist under common law, which could reduce your and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our trustees, officers, employees and agents.

Termination of the employment agreements with certain members of our senior management team could be costly, and the terms of the employment agreements may make a change in control of our company less attractive.

        We are party to an employment agreement with each of Messrs. Dioguardi, Johnson, Warch and Morgan and Ms. Daly. These agreements provide that if the employment of these individuals is terminated under certain circumstances (including in connection with a change in control of our company), we may be required to pay them significant amounts of severance compensation. Furthermore, these provisions could delay or prevent a transaction or a change in control of our company that might involve a premium over the then-prevailing market price of our common shares or otherwise be in the best interests of our shareholders.

Risks Related to this Offering and Ownership of Our Common Shares

The cash available for distribution to our shareholders may not be sufficient to pay distributions, nor can we assure our shareholders of our ability to make, maintain or increase distributions in the future. We may pay distributions from sources other than cash flow from operations, including borrowed funds, proceeds from asset sales or net proceeds from securities offerings.

        If cash available for distribution generated by our assets is less than our estimate, or if such cash available for distribution decreases in future periods from expected levels, our ability to make distributions would be adversely affected and could result in a decrease in the market price of our common shares. All distributions will be made at the discretion of our board of trustees and will depend on our earnings, cash flows, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness, the annual distribution requirements under the REIT provisions of the Code, state law and such other factors as our board of trustees considers relevant. Some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder's adjusted tax basis in their shares. A return of capital is not taxable, but it has the effect of reducing the holder's adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a holder's shares, they will be treated as gain from the sale or exchange of such shares. See "Certain U.S. Federal Income Tax Considerations — Taxation of Shareholders." If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. In addition, we may make distributions with proceeds from asset sales or the net proceeds from securities offerings, which may reduce the amount of capital we have available to invest in our business and adversely affect us.

There is no existing market for our common shares, an active trading market for our common shares may not develop and the market price for our common shares may decline substantially and be volatile.

        Prior to this offering, there has been no public market for our common shares. Although we intend to apply to list our shares on the NYSE under the symbol "FSPR," we cannot predict the extent to which a trading market will develop or how liquid that market will become. An active trading market may not develop upon completion of this offering and, if it does develop, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The initial public offering price of our common shares will be determined by negotiation among us and the representatives of the underwriters and may not be representative of the price that will prevail in the open market after this offering. See "Underwriting" for a discussion of the factors that were considered in determining the initial public offering price.

        The market price of our common shares after this offering may be significantly affected by factors including, among others:

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  actual or anticipated variations in our results of operations;

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  changes in government regulations;

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  changes in laws affecting REITs and related tax matters;

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  the announcement of new contracts by us or our competitors;

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  general market conditions specific to our industry;

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  changes in general economic conditions;

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  unanticipated increases in interest rates;

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  volatility in the financial markets;

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  actions by institutional shareholders;

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  general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies);

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  additions or departures of key management personnel;

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  differences between our actual financial and operating results and those expected by investors and analysts;

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  changes in analysts' recommendations or projections; and

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  the realization of any of the other risk factors presented in this prospectus.

        As a result, our common shares may trade at prices significantly below the public offering price.

        Furthermore, in recent years, the stock market in general, securities listed on the NYSE and securities issued by REITs in particular have experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common shares could fluctuate based upon factors that have little or nothing to do with us in particular, and these fluctuations could materially reduce the price of our common shares and materially affect the value of your investment.

Because we have not identified any specific properties to acquire with the net proceeds from this offering remaining after repaying amounts outstanding under our credit facility and term loan, you will be unable to evaluate the economic merits of investments we may make with such net proceeds before deciding to purchase our common shares.

        We will have broad authority to invest the net proceeds from this offering not used to repay amounts outstanding under our credit facility and term loan in any property investments that we may identify in the future, and we may make investments with which you do not agree. You will be unable to evaluate the economic merits of any such investments before we make them and will be relying on our ability to select attractive investment properties. We also will have broad discretion in implementing policies regarding tenant creditworthiness, and you will not have the opportunity to evaluate potential tenants. In addition, our investment policies may be amended or revised from time to time at the discretion of our board of trustees, without a vote of our shareholders. These factors will increase the uncertainty and the risk of investing in our common shares.

        We intend to use a portion of the net proceeds from this offering to, among other things, acquire properties and lease them on a long-term net lease basis; we cannot assure you that we will be able to do so on a profitable basis. Our failure to apply such net proceeds effectively or to find suitable properties to acquire in a timely manner or on acceptable terms could result in losses or returns that are substantially below expectations.

If our outstanding non-participating common shares are exchanged for common shares, our common shareholders will suffer substantial dilution; such securities could delay, defer or prevent a transaction in which common shareholders would realize a premium over the then-current market price of our common shares.

        We currently have            common shares issued and outstanding, substantially all of which are held by members of our board of trustees, senior management team and other employees. Immediately prior to the completion of this offering, we will complete the Common Share Restructuring Transaction which will result in the holders of our common shares owning

common shares and            non-participating common shares. The non-participating common shares will not be exchangeable for common shares unless we achieve certain performance-based financial milestones or if a change in control or a sale of all or substantially all of our assets takes place on or prior to                        . If we achieve certain performance-based financial milestones or if a change in control or a sale of all or substantially all of our assets takes place, each non-participating common share will be exchangeable, at the election of the holder thereof, for one common share.

        Based upon the number of our common shares outstanding immediately after the completion of this offering, if all of the non-participating common shares are exchanged for common shares, such common shares would represent      % of our outstanding common shares. To the extent our outstanding non-participating common shares are ultimately exchanged for common shares, our common shareholders will suffer substantial dilution. Additionally, since the non-participating common shares become exchangeable for common shares if a change in control or a sale of all or substantially all of our assets takes place on or prior to                        , the potential for dilution created by these securities could inhibit a third-party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then-current market price of such common shares. In addition to the non-participating common shares outstanding, in connection with the Common Share Restructuring Transaction, options to purchase            common shares were exchanged for options to purchase            common shares and            non-participating common shares. See "Description of Securities — Shares of Beneficial Interest — Non-participating Common Shares."

The non-participating common shares held by certain members of our senior management team may incentivize us to make riskier or more speculative investments.

        Since the non-participating common shares will only vest upon achieving specified performance-based financial milestones or a change in control or sale of all or substantially all of our assets, our senior management team may have an incentive to manage our portfolio and select investments in a manner that is riskier or more speculative than otherwise would be the case and to consider change in control transactions or a sale of all or substantially all of our assets that might not be in the best interest of our common shareholders. Although the exchangeability of non-participating common shares is contingent upon us achieving specified performance-based financial milestones, or the occurrence of a change in control or sale of all or substantially all of our assets, it is possible that we will achieve the performance-based financial milestones or a change in control or sale of all or substantially all of our assets will occur and the non-participating common shares will become exchangeable for common shares even if the market price for our common shares is lower than the public offering price of common shares in this offering.

A substantial portion of our total outstanding common shares may be sold into the market at any time following this offering. This could cause the market price of our common shares to drop significantly, even if our business is doing well, and make it difficult to for us to sell equity securities in the future.

        The market price of our common shares could decline as a result of sales of a large number of common shares or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it difficult for us to sell equity securities in the future

at times or prices that we deem appropriate. After the consummation of this offering, we will have            common shares outstanding on a fully diluted basis. See "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions" for a more detailed description of the common shares that will be available for future sale upon completion of this offering.

        Subject to certain exceptions, we, our executive officers and trustees have agreed not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. In addition, our other shareholders existing immediately prior to the completion of this offering have agreed not to effect any offer, sale or distribution of any common shares, or any option or right to acquire common shares, for 180 days after the date of this prospectus, without first obtaining our consent. We have agreed not to provide this consent without first obtaining the written consent of the representatives. When this lock-up period expires, our locked-up security holders will be able to sell our common shares in the public market. Sales of a substantial number of such shares upon expiration of this lock up, or the perception that such sales may occur, could cause our per share trading price to fall or make it more difficult for you to sell your common shares at a time and price that you deem appropriate.

If you purchase our common shares in this offering, you will suffer immediate and substantial dilution.

        The initial public offering price of our common shares is expected to be substantially higher than the pro forma net tangible book value per share immediately after this offering. Therefore, if you purchase common shares in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per common share and the pro forma net tangible book value per common share after this offering. See "Dilution."

If we raise additional capital through the issuance of new equity securities, your interest in us will be diluted.

        We may have to issue additional equity securities periodically to finance our growth. If we raise additional capital through the issuance of new equity securities, your interest in us will be diluted, which could cause you to lose all or a portion of your investment. In addition, any new securities we may issue, such as preferred shares, may have rights, preferences or privileges senior to those securities held by you.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade the outlook of our common shares, the price of our common shares could decline.

        The trading market for our common shares will depend, in part, on the research and reports that third-party securities analysts publish about our company and our industry. One or more analysts could downgrade the outlook of our common shares or issue other negative commentary about our company or our industry. In addition, we may be unable to obtain or slow to attract research coverage. As a result of one or more of these factors, the trading price of our common shares could decline.

Legislative or regulatory action could adversely affect purchasers of our common shares.

        In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our common shares. Changes are likely to continue to occur in the future, and these changes could adversely affect our shareholders' investment in our common shares. These changes include but are not limited to the reduction or elimination of the corporate income tax under the Code or revisions to the tax exemptions provided by Section 1031 under the Code. Any of these changes could have an adverse effect on an investment in our common shares or on the market price or resale potential of our common shares. Shareholders are urged to consult with their own tax advisor with respect to the impact that recent legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect on their investment in our shares.

Risks Related to Our Tax Status and Other Tax Related Matters

We would incur adverse tax consequences if we fail to qualify as a REIT.

        We have elected to be taxed as a REIT under the Code. Our qualification as a REIT requires us to satisfy numerous requirements, some on an annual and quarterly basis, established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and which involves the determination of various factual matters and circumstances not entirely within our control. We expect that our current organization and methods of operation will enable us to continue to qualify as a REIT, but we may not so qualify or we may not be able to remain so qualified in the future. In addition, U.S. federal income tax laws governing REITs and other corporations and the administrative interpretations of those laws may be amended at any time, potentially with retroactive effect. Future legislation, new regulations, administrative interpretations or court decisions could adversely affect our ability to qualify as a REIT or adversely affect our shareholders.

        If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, and would not be allowed to deduct dividends paid to our shareholders in computing our taxable income. Also, unless the Internal Revenue Service granted us relief under certain statutory provisions, we could not re-elect REIT status until the fifth calendar year after the year in which we first failed to qualify as a REIT. The additional tax liability from the failure to qualify as a REIT would reduce or eliminate the amount of cash available for investment or distribution to our shareholders. This would likely have a significant adverse effect on the value of our securities and our ability to raise additional capital. In addition, we would no longer be required to make distributions to our shareholders. Even if we continue to qualify as a REIT, we will continue to be subject to certain federal, state and local taxes on our income and property.

Complying with REIT requirements may cause us to liquidate or forgo otherwise attractive investment opportunities.

        To qualify as a REIT, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and "real estate assets" (as defined in the Code), including certain mortgage loans and securities. The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs (20% for tax years beginning after December 31, 2017). See "Certain U.S. Federal Income Tax Considerations." If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investment opportunities. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

        In addition to the asset tests set forth above, to qualify as a REIT we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our shareholders and the ownership of our shares. We may be unable to pursue investment opportunities that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Re-characterization of sale-leaseback transactions may cause us to lose our REIT status.

        We may purchase real properties and lease them back to the sellers of such real properties. The Internal Revenue Service could challenge our characterization of certain leases in any such sale-leaseback transactions as "true leases," which allows us to be treated as the owner of the property for federal income tax purposes. In the event that any sale-leaseback transaction is challenged and re-characterized as a financing transaction or loan for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT qualification "asset tests" or the "income tests" and, consequently, lose our REIT status effective with the year of re-characterization. Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the distribution requirement for a taxable year.

Dividends paid by REITs generally do not qualify for reduced tax rates.

        In general, the maximum U.S. federal income tax rate for dividends that constitute "qualified dividend income" paid to individuals, trusts and estates is 20%. Unlike dividends received from a corporation that is not a REIT, our distributions generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the shares of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of our common shares.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

        The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Any income from a hedging transaction that we enter into to manage the risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets, or from certain terminations of such hedging positions, does not constitute "gross income" for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See "Certain U.S. Federal Income Tax Considerations." As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS may be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS.

Certain property transfers may generate prohibited transaction income, resulting in a penalty tax on gain attributable to the transaction.

        From time to time, we may transfer or otherwise dispose of some of our properties. Under the Code, any gain resulting from transfers of properties that we hold as inventory or primarily for sale to customers in the ordinary course of business would be treated as income from a prohibited transaction and subject to a 100% penalty tax. Since we acquire properties for investment purposes, we do not believe that our occasional transfers or disposals of property are prohibited transactions. However, whether property is held for investment purposes is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. The Internal Revenue Service may contend that certain transfers or disposals of properties by us are prohibited transactions. If the Internal Revenue Service were to argue successfully that a transfer or disposition of property constituted a prohibited transaction, then we would be required to pay a 100% penalty tax on any gain allocable to us from the prohibited transaction and we may jeopardize our ability to retain future gains on real property sales.

We could face possible state and local tax audits and adverse changes in state and local tax laws.

        As discussed in the risk factors above, because we are organized and qualify as a REIT, we are generally not subject to federal income taxes, but we are subject to certain state and local taxes. From time to time, changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we own properties may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional state and local taxes. These increased tax costs could adversely affect our financial condition and the amount of cash available for the payment of distributions to our shareholders. In the normal course of business, entities through which we own real estate may also become subject to tax audits. If such entities become subject to state or local tax audits, the ultimate result of such audits could have an adverse effect on our financial condition.

The rules concerning tax-free like kind exchanges as they apply to exchanges of real estate may be repealed.

        On February 25, 2014, the then Chairman of the House Committee on Ways and Means, Republican Representative Camp, published the proposed Tax Reform Act of 2014 and an accompanying technical explanation written by the Joint Committee on Taxation (together, the "Camp Proposals"). Under current law, no gain or loss is recognized pursuant to Section 1031 of the Code when a business or investment property is exchanged for "like-kind" business or investment property. The Camp Proposals would repeal Section 1031 non-recognition of gain in the case of like-kind exchanges. It is possible that Congress will, as part of a proposed comprehensive tax reform, enact the repeal of Section 1031 of the Code as originally proposed by the Camp Proposals. In such a case, our ability to conduct business through our Section 1031 Exchange Program may be eliminated or significantly limited.

The transformation of the U.S. federal income tax into a destination based cash flow tax, if enacted, may adversely affect the business of some of our tenants.

        The Trump Administration and the Republican majority in Congress have repeatedly expressed their intent to reform the U.S. federal income tax regime in 2017 or, possibly, 2018. The House of Representatives is currently working on draft legislation, which may, based on a previously announced tax plan of the Republican party, include a transformation of the current traditional income tax regime into a new destination based cash flow tax ("DBCF Tax"). The DBCF Tax proposal may include, among other things, a border adjustment tax (possibly at a rate of 20%), which is effectively a tax upon U.S. businesses that import goods from foreign countries. If enacted, the DBCF Tax coupled with a border adjustment tax could adversely affect those U.S. businesses (such as retailers) that rely on the import of various goods because they may face higher costs in connection with their imports and may not be able, in whole or in part, to pass through these increased costs to their customers. If some of our retail tenants encounter significant challenges with their current business model and cross-border supply chain under such a DBCF Tax, such tenants may be unable to meet their obligations to us.

Legislative or other actions affecting REITs could materially and adversely affect us and our investors as well as the Operating Partnership.

        The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws (including in the context of a fundamental U.S. income tax reform), with or without retroactive application, could materially and adversely affect us and our investors as well as the Operating Partnership. We cannot predict how changes in the tax laws might affect it or its investors. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the federal income tax consequences of such qualification. For example, several REIT rules were recently amended under the Protecting Americans from Tax Hikes Act of 2015 which was enacted on December 18, 2015. These rules were enacted with varying effective dates, some of which are retroactive. In addition, changes to the tax laws may reduce the attractiveness of REITs as investment vehicles relative to other investment vehicles.

If our Operating Partnership fails to maintain its status as a partnership, its income may be subject to taxation, which would reduce the cash available to us for distribution to you.

        We intend to maintain the status of our Operating Partnership as a partnership for federal income tax purposes. However, if the Internal Revenue Service were to successfully challenge the status of our Operating Partnership as an entity taxable as a partnership, our Operating Partnership would be taxable as a corporation. In such event, this would reduce the amount of distributions that our Operating Partnership could make to us. This could also result in our losing REIT status, and becoming subject to a corporate level tax on our income. This would substantially reduce the cash available to us to make distributions to you and the return on your investment. In addition, if any of the partnerships or limited liability companies through which our Operating Partnership owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to our Operating Partnership. Such a re-characterization of an underlying property owner also could threaten our ability to maintain REIT status.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

        Our qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis. Our ability to satisfy the REIT income and asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination and for which we will not obtain independent appraisals, and upon our ability to successfully manage the composition of our income and assets on an ongoing basis. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. In particular, statements pertaining to our business and growth strategies, investment and leasing activities and trends in our business, including trends in the market for long-term, net leases of freestanding, single-tenant properties contain forward-looking statements. When used in this prospectus, the words "estimate," "anticipate," "expect," "believe," "intend," "may," "will," "should," "seek," "approximately" or "plan," or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters, are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions of management.

        Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described in forward-looking statements will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

  •
  general business and economic conditions;

  •
  the creditworthiness of our tenants;

  •
  our ability to retain our key management personnel;

  •
  availability of suitable properties to acquire and our ability to acquire and lease those properties on favorable terms;

  •
  the degree and nature of our competition;

  •
  volatility and uncertainty in the credit markets and broader financial markets;

  •
  other risks inherent in the real estate business, including tenant defaults, potential liability relating to environmental matters, illiquidity of real estate investments, and potential damages from natural disasters;

  •
  ability to renew leases, lease vacant space or re-lease space as existing leases expire or are terminated;

  •
  our failure to generate sufficient cash flows to service our outstanding indebtedness;

  •
  access to debt and equity capital markets;

  •
  fluctuating interest rates;

  •
  changes in, or the failure or inability to comply with, government regulation, including Maryland laws;

  •
  failure to maintain our status as a REIT;

  •
  changes in the U.S. tax law and other U.S. laws, whether or not specific to REITs; and

  •
  additional factors discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Business" in this prospectus.

        You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law. In light of these risks and uncertainties, the forward-looking events discussed in this prospectus might not occur as described, or at all.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately $       million after deducting the underwriting discounts and commissions and our other estimated offering expenses (assuming an initial public offering price of $      per share, which is the mid-point of the price range set forth on the cover page of this prospectus). If the underwriters exercise their overallotment option in full, we estimate the net proceeds to us will be approximately $       million. We will contribute the net proceeds from this offering to our Operating Partnership in exchange for a number of OP units that is equal to the number of common shares that we issue to investors in this offering.

        Our Operating Partnership will use a portion of the net proceeds from this offering to repay amounts outstanding under our credit facility and term loan. The remaining net proceeds will be used to acquire additional properties and for general corporate purposes. As of March 31, 2017, we had approximately $34.5 million outstanding under our credit facility. Our credit facility matures on January 29, 2019 and bears interest at a variable rate, which as of March 31, 2017, was 3.28% per annum. In connection with this offering, the maturity of our credit facility will be extended to May 2020 and the borrowing capacity will be increased to $150 million. As of March 31, 2017, we had $5.0 million outstanding under our term loan. Our term loan matures on September 27, 2017, and bears interest at a variable rate, which as of March 31, 2017, was 5.78% per annum.

        Pending the use of the net proceeds from this offering as described above, we intend to invest such proceeds in interest-bearing, short-term investment-grade securities, money-market accounts or other investments that are consistent with our intention to maintain our qualification as a REIT for federal income tax purposes.

 DISTRIBUTION POLICY

        We intend to make regular monthly distributions to holders of our common shares, as more fully described below. We expect to continue to qualify as a REIT for U.S. federal income tax purposes and, to qualify as a REIT, we must annually distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We will be subject to income tax on any taxable income that is not distributed.

        Although we anticipate initially making monthly distributions to our shareholders, the timing, form and amount of distributions, if any, to our shareholders, will be at the sole discretion of our board of trustees and will depend upon a number of factors, including:

  •
  our actual and projected results of operations;

  •
  our debt service requirements;

  •
  our liquidity and cash flows;

  •
  our capital expenditures;

  •
  our REIT taxable income;

  •
  the annual distribution requirement under the REIT provisions of the Code;

  •
  restrictions in any current or future debt agreements;

  •
  any contractual limitations; and

  •
  other factors that our board of trustees may deem relevant.

        If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. Our board of trustees reviews the alternative funding sources available to us from time to time. Our actual results of operations will be affected by a number of factors, including the revenues we receive from our properties, our operating expenses, interest expense and unanticipated expenditures, among others. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see "Risk Factors."

        Our estimate of cash available for distribution for the year ending December 31, 2017 has been calculated based on adjustments to our pro forma net income attributable to Four Springs Capital Trust for the year ended December 31, 2016. This estimate was based on our pro forma operating results and does not take into account our growth strategy or intended use of proceeds to acquire rent-generating, net lease properties, nor does it take into account any unanticipated expenditures we may have to make or any debt we may have to incur. In estimating our cash available for distribution for the year ending December 31, 2017, we have made certain assumptions as reflected in the table and footnotes below. Our estimate of cash available for distribution does not include the effect of any changes in our working capital. Our estimate also does not reflect the amount of cash estimated to be used for investing activities, including for acquisition and other activities. It also does not reflect the amount of cash estimated to be used for financing activities, other than scheduled debt principal payments on mortgage indebtedness that will be outstanding upon completion of this offering. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and we have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP). In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future dividends or other distributions.

        We intend to make a pro rata distribution with respect to the period commencing upon the completion of this offering and ending on                        , 2017 based on a distribution rate of $            per common share for a full month. On an annualized basis, this would be $            per common share, or an annual distribution rate of approximately        %, based on the mid-point of the price range set forth on the front cover of this prospectus.

        The following table describes our pro forma net income attributable to Four Springs Capital Trust for the year ended December 31, 2016, and the adjustments we have made thereto in order to estimate our initial cash available for distribution to the holders of our common shares for the year ending December 31, 2017.

Pro forma net income attributable to Four Springs Capital Trust for the year ended December 31, 2016	$
Add: estimated net increases in contractual rental revenue(1)
Add: real estate depreciation and amortization
Add: other depreciation and amortization
Add: amortization of debt discount and deferred financing costs(2)
Less: net effect of non-cash rental revenue(3)
Add: noncash compensation expense
Less: net increases in general and administrative expenses after giving effect to offering(4)

Estimated Cash Flows from Operating Activities Attributable to Four Springs Capital Trust for the year ending December 31, 2017
Less: scheduled principal payments on mortgages and notes payable(5)

Estimated Cash Available for Distribution for the year ending December 31, 2017	$
Total Estimated Initial Annual Distribution to Shareholders(6)	$
Estimated initial annual distribution per share(7)	$
Payout ratio		%

(1)
Represents contractual increases in rental revenue from scheduled fixed rent increases and contractual increases based on changes in the CPI for actual increases that have occurred from January 1, 2016 through March 31, 2017, net of the effects of contractual rent deferrals and abatements in effect for existing leases.

(2)
Represents non-cash interest expense included in pro forma net income attributable to Four Springs Capital Trust for the year ended December 31, 2016 associated with:

•
the amortization of the debt premiums and discounts on our mortgage notes payable; and

•
the amortization of deferred financing costs on our mortgage notes payable and lines of credit.

(3)
Represents net non-cash rental revenues associated with the straight-line adjustment to rental revenue, and the amortization of favorable and unfavorable lease intangibles included in the pro forma net income attributable to Four Springs Capital Trust for the year ended December 31, 2016.

(4)
We expect to incur incremental general and administrative expenses in connection with becoming a public reporting company. These expenses include expenses associated with compensation, annual and quarterly reporting, compliance expenses, expenses associated with listing on the NYSE and investor relations expenses.

(5)
Represents scheduled principal amortization during the year ending December 31, 2017 for pro forma indebtedness outstanding at December 31, 2016.

(6)
Based on a total of                        common shares expected to be outstanding upon the completion of this offering. This total includes 8,955,839 shares of Series A, B and C Preferred Shares converting into 8,955,839 common shares upon the listing of our common shares on the NYSE and gives effect to the issuance of                         non-participating common shares for            common shares in the Common Share Restructuring Transaction.

(7)
Calculated as total estimated initial annual distribution to shareholders divided by estimated cash available for distribution for the year ending December 31, 2017. If the underwriters exercise their over-allotment option in full, our total estimated initial annual distribution to shareholders would be $             million and our payout ratio would be        %.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2016:

  •
  on an actual basis; and

  •
  on a pro forma basis giving effect to the Pro Forma Transactions as defined in "Unaudited Pro Forma Financial Information."

        You should read this table together with the other information contained in this prospectus, including "Use of Proceeds," "Selected Consolidated Financial Data," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes that appear elsewhere in this prospectus.

	December 31, 2016
(In thousands, except share and per share data)	Actual	Pro Forma
Cash and cash equivalents	$5,005	$

Debt:
Notes payable, net	$71,462	$
Line of credit, net(1)	35,106
Term loan, net(2)	7,431

Total debt	113,999

Shareholders' Equity:
Preferred shares, $0.001 par value per share; 100,000,000 shares authorized, 27,200,000 of which have been designated
Series A preferred shares, $0.001 par value per share; $54,468,990 liquidation preference; 8,200,000 shares designated; 5,446,899 shares issued and outstanding actual; no shares issued and outstanding pro forma(3)	5
Series B preferred shares, $0.001 par value per share; $13,219,426 liquidation preference; 7,000,000 shares designated; 1,229,714 shares issued and outstanding actual; no shares issued and outstanding pro forma(3)	1
Series C preferred shares, $0.001 par value per share; $17,308,819 liquidation preference; 12,000,000 shares designated; 1,573,529 shares issued and outstanding actual; no shares issued and outstanding pro forma(3)	2
Common shares, $0.001 par value per share; 500,000,000 shares authorized; 3,726,000 shares issued and outstanding actual; shares issued and outstanding pro forma(4)	4
Non-participating common shares, $0.001 par value per share; shares authorized, no shares issued and outstanding actual; shares issued and outstanding pro forma(5)	—
Additional paid-in capital	75,833
Cumulative dividends in excess of net income	(19,078)

Total shareholders' equity	56,767
Noncontrolling interests	23,134

Total capitalization	$193,900	$

(1)
The outstanding balance under our credit facility was approximately $36.0 million as of December 31, 2016 and approximately $34.5 million as of March 31, 2017.

(2)
The outstanding balance under our term loan was $7.5 million as of December 31, 2016 and $5.0 million as of March 31, 2017.

(3)
Upon the listing of our common shares on the NYSE, the Series A, B and C preferred shares will automatically convert at a one to one conversion rate into common shares, and all accrued and unpaid dividends thereon to and including the date of such conversion will be paid in cash.

(4)
The common shares outstanding actual do not include: (i) 40,000 common shares issuable upon exercise of outstanding options held by our trustees with a weighted average exercise price of $0.001 per share; (ii) 2,941,658 common shares issuable upon exercise of outstanding warrants held by certain of our shareholders with exercise prices ranging from $10.00 to $11.00 per share, with a weighted average exercise price of $10.11 per share; and (iii) 233,500 common shares available for future grants under our 2014 Equity Plan.

The common shares outstanding pro forma do not include: (i)             common shares issuable upon exercise of outstanding options held by our trustees with a weighted average exercise price of $0.001 per share; (ii)             common shares issuable upon exercise of outstanding options held by our employees with a weighted average exercise price of $            per share; (iii)             common shares issuable upon exercise of outstanding warrants held by certain of our shareholders with exercise prices ranging from $10.00 to $11.00 per share, with a weighted average exercise price of $            per share; and (iv) 233,500 common shares available for future grants under our 2014 Equity Plan.

(5)
The non-participating common shares outstanding pro forma do not include: (i)             non-participating common shares issuable upon exercise of outstanding options held by our trustees with a weighted average exercise price of $0.001 per share; and (ii)             non-participating common shares issuable upon exercise of outstanding options held by our employees with a weighted average exercise price of $            per share.

 DILUTION

        If you invest in our common shares, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the pro forma net tangible book value per common share immediately after this offering.

        Our pro forma net tangible book value as of December 31, 2016 was approximately $             million, or approximately $            per share. We calculate pro forma net tangible book value per share by subtracting our total liabilities and cumulative dividends payable on our preferred shares from our total tangible assets and dividing the result by the number of common shares outstanding as of December 31, 2016, and the pro forma net tangible book value and pro forma net tangible book value per share provided in the immediately preceding sentence were calculated after giving effect to the Pro Forma Transactions other than the consummation of this offering.

        After giving effect to the Pro Forma Transactions, including the sale of            common shares in this offering at an assumed initial public offering price of $             per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and our other estimated offering expenses, our pro forma net tangible book value as of December 31, 2016 would have been approximately $             million, or approximately $            per share. This represents an immediate increase in net tangible book value of approximately $            per share to existing shareholders and an immediate dilution of approximately $            per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2016	$
Increase in pro forma net tangible book value per share attributable to the offering

Pro forma net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value per share to new investors		$

        As described below, the information in the foregoing table and elsewhere in this section excludes, among other items, the dilution that would result from the exchange of non-participating common shares as a result of the company achieving certain performance-based financial milestones or if there is a change in control of the company or a sale of all or substantially all of its assets on or prior to                . Assuming the exchange of all of our non-participating common shares for common shares, our pro forma net tangible book value as of December 31, 2016 would have been approximately            , or approximately $            per share. This represents an immediate dilution in net tangible book value of approximately $          to existing shareholders and a further dilution of approximately $        per share to new investors.

        The following table summarizes, on an adjusted pro forma basis as of December 31, 2016, after giving effect to the Pro Forma Transactions, including the consummation of this offering, the total number of common shares purchased from us and the total consideration and average price per share paid by existing shareholders and by investors in this offering.

	Shares Purchased from Us			Total Consideration to Us
Average Price per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
Investors in this offering(1)

Total		100%		$		%	$

(1)
The investors in this offering will contribute $            to us and, assuming that our existing shareholders exercise all the outstanding options and warrants, they will contribute $            .

        The preceding paragraph and above table, and the bullet points immediately below, do not give effect to any shares that our existing shareholders may purchase in this offering. If the underwriters fully exercise their overallotment option, the following will occur:

  •
  the as adjusted percentage of our common shares held by existing shareholders will decrease to approximately        % of the total as adjusted number of common shares outstanding as of December 31, 2016; and

  •
  the as adjusted number of our common shares held by new public investors will increase to                , or approximately        % of the total as adjusted number of common shares outstanding as of December 31, 2016.

        The tables and calculations above are based on            shares outstanding as of December 31, 2016, after giving effect to the Pro Forma Transactions, and exclude: (1)              common shares and            non-participating common shares issuable upon exercise of outstanding options held by our trustees with a weighted average exercise price of $0.001 per share; (2)              common shares and            non-participating common shares issuable upon exercise of outstanding options held by our employees with a weighted average exercise price of $            per share; (3)              non-participating common shares which become exchangeable for common shares at a one to one rate if we achieve certain performance-based financial milestones or if a change in control or a sale of all or substantially all of our assets takes place on or prior to                ; (4)              common shares issuable upon exercise of outstanding warrants held by certain of our shareholders with exercise prices ranging from $10.00 to $11.00 per share, with a weighted average exercise price of $            per share; and (5) 233,500 common shares available for future grants under our 2014 Equity Plan.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following unaudited pro forma consolidated financial statements as of and for the year ended December 31, 2016 reflect our pro forma financial condition and results of operations after giving effect to: (i) the 2017 Acquisition; (ii) the 2017 Equity Transactions (as defined below); and (iii) the Offering Related Transactions (as defined below). The unaudited pro forma consolidated statement of operations also gives pro forma effect to the 2016 Acquisitions (as defined below). We refer to the transactions described in the immediately preceding two sentences collectively as the "Pro Forma Transactions." The unaudited pro forma consolidated financial statements are derived from our consolidated financial statements and are presented as if this offering, along with the other Pro Forma Transactions, were completed as of December 31, 2016 for purposes of the unaudited pro forma consolidated balance sheet and as of January 1, 2016 for purposes of the unaudited pro forma consolidated statement of operations.

        Our unaudited pro forma consolidated financial statements are presented for informational purposes only and are based on information and assumptions that we consider appropriate and reasonable. These unaudited pro forma consolidated financial statements do not purport to (i) represent our financial position had this offering and the other Pro Forma Transactions occurred on December 31, 2016, (ii) represent the results of our operations had this offering and the other Pro Forma Transactions occurred on January 1, 2016 or (iii) project or forecast our financial position or results of operations as of any future date or for any future period, as applicable.

        You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our historical consolidated financial statements and related notes included elsewhere in this prospectus.

2016 Acquisitions

        During 2016, we completed the acquisition of four properties that are leased to BioLife and one property that is leased to Horizon Blue Cross Blue Shield of New Jersey (collectively, the "2016 Acquisitions"). These five properties were acquired for an aggregate purchase price of $51.9 million and contributed $3.3 million of our ABR.

2017 Acquisition

        On February 22, 2017, we entered into a purchase agreement to acquire a newly constructed, single-tenant, net lease real estate property for approximately $3.6 million. Consummation of the 2017 Acquisition is subject to customary closing conditions, including completion of our due diligence, and no assurance can be given that we will complete the 2017 Acquisition on the terms described above or at all.

2017 Equity Transactions

        2017 Series C Preferred Share Issuances.    During 2017, we issued 295,826 Series C preferred shares for gross proceeds of approximately $3.2 million and we issued 176,600 warrants to brokers and employees, providing the warrant holder the right to purchase one Series C preferred share at a strike price of $11.00. On March 31, 2017, we discontinued the private placement offering of Series C preferred shares.

        2017 Equity Issuances Under Distribution Reinvestment Plan.    During 2017, we issued 30,838 Series C preferred shares to certain of our shareholders under our DRIP for gross proceeds of approximately $0.3 million.

        2017 Section 1031 Exchange Program Issuances.    During 2017, we issued beneficial interests in one of our DSTs (representing 18.0% of the equity interests in such DST) for gross proceeds of $1.1 million.

        Warrant Retirement Transaction.    During 2017, we issued 336,708 preferred shares for gross proceeds of approximately $3.3 million and 44,825 preferred shares in exchange for warrants to purchase 896,500 preferred shares. See "Prospectus Summary — Recent Developments — Warrant Retirement Transaction."

        We refer to the foregoing transactions as the "2017 Equity Transactions."

Offering Related Transactions

        Offering Proceeds and Use of Proceeds.    We estimate that the net proceeds from the issuance of            common shares in this offering, after deducting the underwriting discounts and commissions, but before other estimated offering expenses payable by us, will be $             million, or $             million if the underwriters exercise their overallotment option in full (in each case assuming an initial public offering price of $            per share, which is the mid-point of the price range set forth on the cover page of this prospectus). We intend to use a portion of these net proceeds to repay amounts outstanding under our credit facility and term loan; the remaining net proceeds will be used to acquire additional properties and for general corporate purposes.

        Preferred Share Conversion.    Upon the listing of our common shares on the NYSE, the Series A, B and C preferred shares (                 preferred shares in aggregate) will automatically convert at a one to one conversion rate into common shares of the company, and all accrued and unpaid dividends thereon to and including the date of such conversion will be paid in cash.

        Common Share Restructuring Transaction.    Immediately prior to completion of this offering, we will complete the Common Share Restructuring Transaction, which will result in the holders of our common shares owning                common shares and                non-participating common shares. See "Description of Securities — Shares of Beneficial Interest — Non-participating Common Shares."

        We refer to the foregoing transactions as the "Offering Related Transactions."

 Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2016

(In thousands, except per share data)	Historical (A)	2017 Acquisition (B)		2017 Equity Transactions			Use of Offering Proceeds (E)(F)		Pro Forma
Assets:
Real estate, net	$170,489		$3,590	$
Cash and cash equivalents	5,005				3,829	(C)(D)	$
Accounts receivable and other assets	2,895							882
Receivable from affiliate	31
Deferred rent receivable	1,641
Origination value of acquired in-place leases, net	18,825
Acquired favorable leases, net	306

Total Assets	$199,192		$3,590		$3,829

Liabilities and Equity:
Liabilities:
Notes payable, net	$71,462	$		$
Lines of credit and term loan, net	42,537		3,590		(4,000)	(C)(D)		(43,009)	—
	—							822
Accounts payable, accrued expenses and other liabilities	4,397
Acquired unfavorable leases, net	895

Total Liabilities	119,291		3,590		(4,000)

Equity:
Shareholders' Equity:
Preferred shares	8				1	(C)
Common shares	4
Non-participating common shares	—
Additional paid-in capital	75,833				6,762	(C)
Cumulative dividends in excess of net income	(19,078)

Total shareholders' equity	56,767				6,763
Noncontrolling interests	23,134				1,066	(D)			24,200

Total equity	79,901				7,829

Total Liabilities and Equity	$199,192		$3,590		$3,829			$(42,127)

(A)
Represents our historical consolidated balance sheet as of December 31, 2016.

(B)
On February 22, 2017, the company entered into a purchase agreement to acquire a newly constructed, single-tenant, net lease real estate property for approximately $3.6 million. The Company anticipates borrowing approximately $3.6 million on its credit facility to fund this acquisition.

(C)
Reflects preferred share issuances and redemptions from January 1, 2017 through March 31, 2017 and the related gross cash proceeds or redemption price as set forth below. Approximately $3.1 million of the net proceeds from these transactions was used to reduce amounts outstanding under our credit facility and term loan.

	Number of Shares	Gross Cash Proceeds/ Redemption Price
Series A preferred shares issued in Warrant Retirement Transaction for cash	334,699	$2,873
Series B preferred shares issued in Warrant Retirement Transaction for cash	46,834	442
Issuances of Series C preferred shares	326,664	3,473
Redemptions under the Share Redemption Plan	(2,500)	(25)

	705,697	$6,763

(D)
Reflects approximately $1.1 million of gross proceeds from the issuance of interests in one of our DSTs from January 1, 2017 through the date of this prospectus. Approximately $0.9 million of these proceeds were used to reduce amounts outstanding under our credit facility and term loan.

(E)
Reflects aggregate gross proceeds from this offering of $       million (based on the midpoint of the price range set forth on the cover page of this prospectus), which will be reduced by the underwriting discounts and commissions and other offering expenses payable by the company, resulting in net proceeds to the company of approximately $             million. These costs will be charged against the gross offering proceeds upon completion of this offering. A summary is as follows:

Gross Proceeds from this offering Less:
Underwriters discounts and commissions discount
Other offering expenses

Net proceeds	$

(F)
Reflects the use of a portion of the net proceeds from this offering to repay amounts outstanding under our credit facility and term loan. The term loan's unamortized deferred financing costs will be fully amortized upon repayment of the term loan.

	Historical	Borrowings for 2017 Acquisition	Post- December 31, 2016 Reductions Paydown	Use of a Portion of the Net Proceeds from This Offering	Pro Forma
Line of Credit	$35,988	$3,590	$(1,500)	$(38,078)	$—
Deferred financing costs(1)	(882)				(882) (1)

	35,106	3,590	(1,500)	(38,078)	(882)
Term Loan	7,500	—	(2,500)	(5,000)	—
Deferred financing costs	(69)			69	—

	7,431	—	(2,500)	(4,931)	—

Total	$42,537	$3,590	$(4,000)	$(43,009)	$(882)

(1)
Unamortized deferred financing costs of the credit facility are reclassified to accounts receivable and other assets to the extent the unamortized deferred financing cost exceed the credit facility balance.

 Unaudited Pro Forma Consolidated Statement of Operations For the Year Ended December 31, 2016

(In thousands, except per share data)	Historical (AA)	2016 Acquisitions		2017 Acquisition		Use of Offering Proceeds			Pro Forma
Revenues:
Rental	$12,688	$2,472	(BB)	$260	(CC)	$				$15,420
Tenant reimbursement and other	2,032	245	(BB)							2,277

Total Revenues	14,720	2,717		260						17,697

Expenses:
Property expenses	2,228	248	(BB)							2,476
General and administrative expenses	3,910									3,910
Professional fees	424									424
Depreciation and amortization expense	4,906	1,069	(BB)							5,975
Interest and amortization expense	4,176	311	(BB)	105	(CC)		(978)	(EE)
Acquisition costs	577	(539)	(DD)							38

Total Expenses	16,221	1,089		105			(978)

Loss / pro forma income before gain from sale of real estate and income taxes	(1,501)	1,628		155			978			1,260
Income tax benefit	38

Net loss / pro forma net income	(1,463)	1,628		155			978
Net income attributable to noncontrolling interests in consolidated subsidiaries	183									183

Net loss / pro forma net income attributable to Four Springs Capital Trust	(1,646)						978			1,115
Preferred share dividends	(5,317)						5,317	(FF)

Net loss / pro forma net income attributable to common shareholders	$(6,963)	$1,628		$155			$6,295		$

Loss Per Common Share — Basic and Diluted:
Net Loss / pro forma net income per common share	$(1.88)								$

Weighted average shares	3,709,923

(AA)
Represents our historical consolidated statement of operations for the year ended December 31, 2016.

(BB)
Represents pro forma adjustments for the 2016 Acquisitions as if they occurred on January 1, 2016. The pro forma adjustments to rental revenue, tenant reimbursement and other revenue, property expenses, and depreciation and amortization expense include only the portion of the period prior to the closing of each of the 2016 Acquisitions. Rental revenue includes the effects of straight-line rent calculated based on the estimated amount of base rents contractually due over the initial term of the lease and amortization of acquired unfavorable leases which are recorded as an increase to rental revenue over the initial term of the lease. The following summarizes the pro forma adjustments by acquisition:

	Rental Revenue	Tenant Reimbursement and Other Revenue	Property Expenses	Depreciation and Amortization	Interest Expense
BioLife, American Fork, UT(1)	$414	$2	$2	$152	$—
BioLife, Greenwood, IN(1)	342	1	1	150	—
BioLife, Longmont, CO(1)	446	1	1	177	—
BioLife, Riverton, UT(1)	389	2	2	156	—
Horizon Blue Cross Blue Shield of NJ, Mt. Laurel, NJ(2)	881	239	242	434	311

	$2,472	$245	$248	$1,069	$311

(1)
These properties were acquired with borrowings under our credit facility and term loan.

(2)
This property was acquired on August 4, 2016 with borrowings under our credit facility. On September 29, 2016, we obtained a mortgage secured by this property in an amount of $11,750, with an annual interest rate of 3.41%. The adjustment to interest expense from January 1, 2016 through September 28, 2016 assumes financing at 3.41% and includes amortization of deferred financing costs of $19.
(CC)
On February 22, 2017, we entered into a purchase agreement to acquire a newly constructed, single-tenant, net lease real estate property for approximately $3.6 million. We anticipate borrowing approximately $3.6 million on our credit facility to finance this acquisition. Interest expense is calculated at the credit facility's average 2016 annual interest rate of 2.92%.

(DD)
Represents acquisition costs incurred directly in connection with 2016 Acquisitions.

(EE)
A portion of the net proceeds from this offering will be used to repay amounts outstanding under our credit facility and term loan. Interest and amortization expense includes the effect of amortization of deferred financing costs, which are recorded as an increase to interest expense, and credit facility unused fees that are increased as a result of higher unused balance on the credit facility.

Interest on debt	$(1,032)
Elimination of amortization expense on term loan	(23)
Increase in unused fee	77

$(978)

(FF)
All of our outstanding preferred shares convert to common shares at a one to one conversion rate upon the listing of our common shares on the NYSE. Pursuant to the Common Share Restructuring Transaction, holders of our common shares immediately prior to the completion of this offering will exchange such shares for            common shares and             non-participating common shares. The non-participating common shares are excluded from our pro forma net income per common share calculation, as such non-participating common shares have no voting, dividend or distributions rights and are not exchangeable for common shares unless we achieve certain performance-based financial milestones or if a change in control or a sale of all or substantially all of our assets takes place prior to                .

Weighted-average common shares outstanding during the year ended December 31, 2016	3,709,923
Preferred shares converting to common shares	8,955,839
Reduction of common shares following the Common Share Restructuring Transaction
Common shares issued from this offering
Contingently issuable common shares: OP units and options to purchase common shares	244,500

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated historical financial and operating data as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated historical financial data as of December 31, 2014 is derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated historical financial and operating data presented below is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included in this prospectus.

        The unaudited consolidated pro forma financial data gives effect to the Pro Forma Transactions. The Pro Forma Transactions assume that each transaction was completed as of January 1, 2016 for purposes of the unaudited pro forma condensed consolidated statements of operations information and as of December 31, 2016 for purposes of the unaudited pro forma condensed consolidated balance sheet information. The following unaudited consolidated pro forma statement of operations and balance sheet data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

        Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and

our historical consolidated financial statements, including the related notes, included elsewhere in this prospectus. See "Prospectus Summary — Summary Consolidated Financial Data.".

	For the Year Ended December 31,
(In thousands, except per share data)	Pro Forma 2016		2016	2015	2014
Statement of Operations Data:
Revenues:
Rental		$15,420	$12,688	$10,470	$5,937
Tenant reimbursement and other		2,277	2,032	1,599	962

Total revenues		17,697	14,720	12,069	6,899

Expenses:
Property expenses		2,476	2,228	1,642	1,009
General and administrative expenses		3,910	3,910	3,312	2,156
Professional fees		424	424	587	575
Depreciation and amortization expense		5,975	4,906	3,950	2,225
Interest and amortization expense			4,176	3,348	1,206
Acquisition costs		38	577	362	400

Total Expenses			16,221	13,201	7,571

Income (loss) before gain from sale of real estate and income taxes		1,260	(1,501)	(1,132)	(672)
Gain on sale of real estate			—	537	825
Income tax benefit (provision for income taxes)		—	38	(383)	(29)

Net income (loss)			(1,463)	(978)	124

Net income (loss) attributable to noncontrolling interests in consolidated subsidiaries		183	183	(647)	(3)

Net income (loss) attributable to Four Springs Capital Trust		1,115	(1,646)	(331)	127

Preferred share dividends		—	(5,317)	(4,646)	(3,940)

Net income (loss) attributable to common shareholders			$(6,963)	$(4,977)	$(3,813)

Income (Loss) Per Common Share — Basic and Derived:
Net income (loss) per common share			$(1.88)	$(1.37)	$(1.09)
Weighted average shares			3,709,923	3,626,829	3,512,888
Balance Sheet Data (at period end):
Real estate investments, net(1)(2)	$		$189,620	$141,818	$115,648
Cash and cash equivalents			5,005	4,769	4,790
Accounts receivable and other assets(3)			4,567	3,216	1,861
Total assets			199,192	149,803	122,299
Notes payable, net(4)			71,462	57,977	41,632
Lines of credit and term loan, net			42,537	20,963	24,422
Accounts payable accrued expenses and other liabilities(5)			5,292	2,399	1,297
Total liabilities			119,291	81,339	67,351
Total shareholders' equity			56,767	51,042	52,679
Noncontrolling interests		24,200	23,134	17,422	2,269
Total equity			$79,901	$68,464	$54,948
Other Data:
Net cash provided by operating activities			$3,156	$2,755	$1,616
Net cash used in investing activities			(49,973)	(32,674)	(45,807)
Net cash provided by financing activities			47,052	29,898	46,859
Cash NOI — consolidated(6)		14,319	11,854	9,523	5,674
EBITDA — consolidated(7)		10,849	7,581	6,704	3,584
Adjusted EBITDA — consolidated(7)		10,085	7,621	6,546	3,797
FFO attributable to Four Springs Capital Trust(8)		5,819	1,989	2,606	1,453
AFFO attributable to Four Springs Capital Trust(8)		5,606	2,552	2,800	1,776
Number of investment property locations (at period end)		49	48	43	40
% of properties subject to a lease (at period end)		100%	100%	100%	100%

(1)
Includes $5.4 million of investments and the accumulated depreciation and amortization of $0.3 million related to real estate investments held for sale at December 31, 2014.

(2)
Also includes origination value of acquired in-place leases, net and acquired favorable leases, net.

(3)
Also includes restricted cash, receivable from affiliate and deferred rent receivable.

(4)
Includes $3.0 million of notes payable related to real estate investments held for sale at December 31, 2014.

(5)
Also includes acquired unfavorable leases, net.

(6)
Cash NOI — consolidated is a non-GAAP financial measure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Cash Net Operating Income" for a discussion of why we consider Cash NOI to be important and how we use this measure, as well as for a reconciliation of net income (loss) to Cash NOI.

(7)
EBITDA — consolidated and Adjusted EBITDA — consolidated are non-GAAP financial measures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — EBITDA and Adjusted EBITDA" for a discussion of why we consider EBITDA and Adjusted EBITDA to be important and how we use these measures, as well as for a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA.

(8)
FFO attributable to Four Springs Capital Trust and AFFO attributable to Four Springs Capital Trust refer to "funds from operations" and "adjusted funds from operations," respectively. FFO and AFFO are non-GAAP financial measures that are often used by analysts and investors to compare the operating performance of REITs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — FFO and AFFO" for a discussion of why we consider FFO and AFFO to be important and how we use these measures, as well as for a reconciliation of net income (loss) to FFO and AFFO.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read together with the sections captioned "Selected Consolidated Financial Data," "Unaudited Pro Forma Financial Information" and "Our Business" sections in this prospectus, as well as our consolidated financial statements and related notes that are included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections captioned "Risk Factors" and "Special Note Regarding Forward-Looking Statements" in this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements.

Overview

        We are an internally managed real estate investment trust focused on acquiring, owning and actively managing a portfolio of single-tenant, income producing retail, industrial, medical and other office properties throughout the United States that are subject to long-term net leases. As of December 31, 2016, we wholly owned, or had an ownership interest in, 48 properties located in 21 states that were 100% leased to 23 tenants operating in 18 different industries. Approximately 46% of our ABR was from leases with tenants or lease guarantors that have an investment grade credit rating from a major rating agency or have an obligation that has been so rated. We have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, commencing with our taxable year ended December 31, 2012.

Factors That May Influence Future Results of Operations

Business and Strategy

        We intend to continue to grow our portfolio in a manner consistent with our diversification strategy and acquire single-tenant net lease properties throughout the United States with purchase prices generally ranging from $5 million to $25 million per property. We believe that the disciplined acquisition of these types of properties will allow us to further diversify our portfolio and produce attractive risk-adjusted returns. Future results of our operations may be impacted, either positively or negatively, by our ability to execute our acquisition strategy and deploy the portion of the net proceeds from this offering that we intend to use to acquire additional properties.

Rental Revenue

        Our revenues are derived principally from rents we earn pursuant to the leases with the tenants occupying our properties. The capacity of our tenants to pay our rents owed to us depends upon their ability to conduct their operations at profitable levels. We believe that the business environment of the industry segments in which our tenants operate is generally positive for efficient operators, and we actively monitor our tenants, their operations and creditworthiness in an effort to identify conditions that may adversely affect our rental revenue. However, our tenants' operations are subject to economic, regulatory and market conditions that may adversely affect their operations, which, in turn, could adversely impact our results of operations.

        ABR from BioLife totaled 14.6% of our total ABR. Because a significant portion of our ABR is derived from BioLife, defaults, breaches or delays in payment of rent by this tenant may materially and adversely affect us. The guarantors of BioLife's lease obligations have investment grade credit ratings or have an obligation that has been so rated by S&P or Moody's.

Operating Expenses

        Our operating expenses generally consist of taxes, utility costs, insurance costs, repair and maintenance costs, administrative costs and other operating expenses. As of December 31, 2016, all of our leases were either "triple net" or "double net." Triple net means that our tenants are responsible for all of the maintenance, utilities, insurance and property taxes associated with the properties they lease from us, including any increases in those costs that may occur as a result of inflation. Double net means we have certain responsibilities as landlord, generally related to maintenance and structural component replacement that may be required on such properties in the future. Although these landlord responsibilities have not historically resulted in significant costs to us, an increase in costs related to these responsibilities could negatively influence our operating results. Also, we may occasionally incur nominal property-level expenses that are not paid by our tenants.

General and Administrative

        Upon completion of this offering, as a public company with shares listed on the NYSE, we expect that our general and administrative expenses will increase due to legal, accounting, insurance and other expenses related to corporate governance, public reporting and other compliance matters.

Interest Expense

        We expect future changes in interest rates will impact our overall performance. In order to limit interest rate risk, we may enter into interest rate swap agreements or similar instruments, subject to maintaining our qualification as a REIT for U.S. federal income tax purposes. Although we may seek to cost-effectively manage our exposure to future rate increases through such means, a portion of our overall debt may at various times be subject to interest rates that float at then current rates.

        As of December 31, 2016, all of our outstanding long-term debt carried a fixed interest rate, while our credit facility and term loan carried variable interest rates.

Acquisition Costs

        As we continue to make acquisitions, we may incur transaction costs that we are required to expense.

Inflation

        Our leases typically contain provisions designed to mitigate the adverse impact of inflation on our results of operations. Since our tenants are typically required to pay all property-level operating expenses, increases in property-level expenses at our leased properties generally do not adversely affect us. However, increased operating expenses at any of our properties that become vacant in the future and our properties that are not subject to full triple net leases could cause us to incur additional operating expense. Additionally, many of our leases provide for rent escalations designed to mitigate the effects of inflation over the term of a lease. However, since some of our leases do not contain rent escalations and many that do limit the amount by which rent may increase, any increase in our rental revenue may not keep up with the rate of inflation.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our historical financial condition and results of operations is based upon our consolidated financial statements which are prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Although management believes its estimates are reasonable, actual results could differ materially from those estimates. The accounting policies discussed below are considered critical because changes to certain judgments and assumptions inherent in these policies could affect the financial statements. For more information on our accounting policies, please refer to the notes to consolidated financial statements included elsewhere in this prospectus.

        As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act.

Principles of Consolidation

        The consolidated financial statements include the accounts of Four Springs Capital Trust and its controlling investments in subsidiaries. All significant intercompany transactions, balances and accounts have been eliminated in consolidation. The company determines whether it has a controlling interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE") under GAAP. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and which provide the equity holders with the obligation to absorb losses, the right to receive residual returns and the right or power to make decisions about or direct the entity's activities that most significantly impact the entity's economic performance. Voting interest entities, where the company has a majority interest, are consolidated in accordance with GAAP. The guidance states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the company consolidates voting interest entities in which it has a majority of the voting interests. VIEs are entities that lack one or more of the characteristics of a voting interest entity. The primary beneficiary of a VIE is required to consolidate the VIE. The company determines whether it is the primary beneficiary of a VIE by performing a qualitative analysis of the VIE that includes, among other factors, an evaluation of which enterprise has the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could be significant to the VIE. We evaluated the DSTs and determined they are VIEs. We evaluated the company's interests in the DSTs and determined we have the power to direct activities that most significantly impact these VIEs and are the primary beneficiary of these VIEs. A noncontrolling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to us. Noncontrolling interests are required to be presented as a separate component of equity in the consolidated balance sheets and the presentation of net income was modified to present earnings and other comprehensive income attributed to controlling and noncontrolling interests.

Accounting for Real Estate Investments

        Real estate properties comprise all tangible assets we hold for rent or for administrative purposes. Real property is recognized at cost less accumulated depreciation. Betterments, major renovations and certain costs directly related to the improvement of real properties are capitalized. Direct costs incurred in acquiring completed properties that meet the classification of a business for accounting purposes are charged to expense as incurred. Maintenance and repair expenses are charged to expense as incurred.

        Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over the estimated useful lives. Each period, depreciation is charged to expense and credited to the related accumulated depreciation account. A used asset acquired is depreciated over its estimated remaining useful life, not to exceed the life of a new asset. Range of useful lives for depreciable assets are as follows:

Category	Term
Buildings	40 years
Building and site improvements	15 - 40 years
Tenant improvements	Shorter of remaining life of the lease or useful life
Furniture and equipment	3 years

        Tenant improvements are capitalized in real property when we own the improvement. If the improvements are deemed to be owned by the tenant and we assume its payments (such as an up-front cash payment to the lessee or by assuming the payment or reimbursement of all or part of those costs) then we recognize the inducements as a deferred lease incentive.

Lease Intangibles

        The company allocates the purchase price of rental real estate acquired to the following, based on estimated fair values on the acquisition date:

  •
  acquired tangible assets, consisting of land, building and improvements; and

  •
  identified intangible assets and liabilities, consisting of favorable and unfavorable leases, in-place leases, tenant relationships and debt premiums and discounts.

        In estimating the fair value of the tangible and intangible assets acquired, the company considers information obtained about each property as a result of its due diligence activities and other market data, and utilizes various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

        Lease intangibles, if any, acquired in conjunction with the purchase of real estate represent the value of in-place leases and the value of favorable and unfavorable leases. For real estate acquired subject to existing leases, in-place lease values are based on our estimate of costs related to tenant acquisition and carrying costs during the time it would take to locate a tenant if the property were vacant, considering current market conditions and costs to execute similar leases at the time of acquisition. The value assigned to in-place leases is amortized as a component of depreciation and amortization in the accompanying consolidated statements of operations on a straight-line basis over the remaining initial term of the related lease. Factors considered by us in our analysis of in-place lease intangibles include market rents, real estate taxes, insurance, and other operating expenses and costs to execute similar leases during the expected lease-up period. The value of tenant relationship intangibles, if any, is amortized as a component of depreciation and amortization expense over the anticipated life of the relationships.

        Favorable and unfavorable lease values are recorded based on the present value of the difference between the contractual amounts to be paid pursuant to in-place leases at the time of acquisition and our estimate of current market lease rates for each corresponding in-place lease, measured over a period equal to the remaining initial term of the lease. Capitalized favorable lease values are amortized over the remaining term of the respective leases as a decrease to rental revenue. Unfavorable lease values are amortized as an increase in rental revenue over the remaining term of the respective leases plus the fixed-rate renewal periods on those leases, if any. Should a lease terminate early, the unamortized portion of any related lease intangible is immediately recognized in our statement of operations.

        For property acquisitions where the company assumes existing mortgage debt, the debt is recorded at its estimated fair value, based on management's estimate of current borrowing rates available to the company for comparable financing. The company amortizes any discount or premium as part of interest expense on the related debt using the effective interest method.

Impairment

        The company reviews its owned real properties for impairment periodically, or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If impairment indicators are present, the evaluation may include estimating and reviewing anticipated future undiscounted cash flows to be derived from the asset. Estimating future cash flows is highly subjective and includes an evaluation of factors such as the anticipated cash flows from the property, which may include rent from current leases in place and projected future leases, estimated capital expenditures, and an estimate of proceeds to be realized upon sale of the property. If such cash flows are less than the asset's net carrying value, an impairment charge is recognized to earnings to the extent by which the asset's carrying value exceeds the estimated fair value. The company's estimates could differ materially from actual results.

Revenue Recognition

        Rental revenues are recorded as income when earned and when they can be reasonably estimated. The company recognizes the effects of any scheduled rent increases and rent abatements on a straight-line basis over the term of the lease. This requires that rental income be recognized in equal annual amounts over the term of the lease. Deferred rent receivable represents the cumulative effect of straight-lining leases and is computed as the difference between income accrued on a straight-line basis and contractual rent payments. Leases generally require tenants to reimburse the company for certain operating expenses applicable to their leased premises. These costs and reimbursements are recorded as incurred and earned, respectively, and have been included in property expenses and tenant reimbursements and other, respectively, in the accompanying consolidated statements of operations. Rental income also includes the amortization of favorable and unfavorable leases as an adjustment to rental income over the terms of the respective leases.

Noncontrolling Interests

        Due to our company's control through its general partner interest in the Operating Partnership and the limited rights of the limited partners, the Operating Partnership, including its wholly-owned subsidiaries, is consolidated with the company and the limited partner interests, other than those held by our company, are reflected as noncontrolling interests on the accompanying consolidated balance sheets and statements of operations.

        The beneficial ownership interests in the DSTs, excluding beneficial ownership by our company's wholly-owned subsidiaries and the Operating Partnership, are reflected as noncontrolling interests on the accompanying consolidated balance sheets and statements of operations.

        Our company evaluates individual noncontrolling interests for the ability to recognize the noncontrolling interests as permanent equity on the consolidated balance sheets at the time such interests are issued and on a continual basis. We report such noncontrolling interests within equity in the consolidated balance sheets, but separate from total shareholders' equity. Any noncontrolling interests that fail to qualify as permanent equity will be reclassified as temporary equity and adjusted to the greater of (a) the carrying amount, or (b) its redemption value as of the end of the period in which the determination is made.

        The limited partners of the Operating Partnership, other than our company, have the right to cause the Operating Partnership to redeem their OP units for cash or, at our sole option, we may exchange the OP units by issuing one share of our Series A preferred shares for each Series A Preferred Unit of limited partnership interest. These redemption rights may not be exercised under circumstances which could cause us to lose our REIT status.

Share-Based Compensation

        Our 2014 Equity Plan is designed to promote the success and enhance the value of the company by linking the personal interests of the employees, officers, trustees and consultants of the company and its subsidiaries to those of the company shareholders and by providing such persons with an incentive for outstanding performance. The 2014 Equity Plan is further intended to provide flexibility to the company in its ability to motivate, attract and retain the services of employees, officers, trustees and consultants upon whose judgment, interest and special effort the successful conduct of the company's operation is largely dependent. Accordingly, the 2014 Equity Plan permits the grant of options, share appreciation rights, restricted shares, restricted share units, long-term incentive unit awards, performance awards and other awards from time to time to selected employees, officers, trustees and consultants of the company and its subsidiaries.

        The Company uses the Black-Scholes option pricing model to estimate the fair value of a share-based award. This model requires inputs such as expected term, expected volatility, and risk-free interest rate, which are highly complex and subjective and generally require significant analysis and judgment to develop. Upon completion of this offering, we expect that the grant date value of share-based awards, if any, will be determined based on the market price of our common shares on the NYSE and will no longer require estimates of fair value.

Income Taxes

        The company has made an election to qualify, and believes it is operating so as to qualify, as a REIT for federal income tax purposes. As such, we will generally not be subject to federal income tax on that portion of our taxable income that is distributed to shareholders if we distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain to our shareholders by prescribed dates and comply with various other requirements of the Code. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates. Under certain circumstances, federal income and excise taxes may be due on certain portions of the company's net income and/or undistributed taxable income.

        The company has elected, and may elect in the future, to treat certain of its existing or newly-created corporate subsidiaries as TRSs. In general, a TRS may perform non-customary services for the tenants of the company, hold assets that the company cannot hold directly and generally may engage in any real estate or non-real estate related business. The TRSs generate income, resulting in federal and state income tax liability for these entities. The company does not expect to incur any corporate federal income tax liability outside of the TRSs, as we believe we have maintained our qualification as a REIT.

        Uncertain tax positions are assessed by the company to determine whether a tax position of the company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit with a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. We have assessed the federal and state tax positions and have concluded that we have no material uncertain tax liabilities to be recognized or disclosed.

Derivative Instruments and Hedging Activities

        We may enter into derivatives contracts as part of our overall financing strategy to manage our exposure to changes in interest rates associated with current and/or future debt issuances. We do not use derivatives for trading or speculative purposes. Derivatives are recorded on the balance sheet at fair value as either an asset or liability. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the earnings effect of the hedged forecasted transactions in a cash flow hedge.

Results of Operations

Comparison of the Year Ended December 31, 2016 to the Year Ended December 31, 2015

(In thousands)	2016	2015	Increase (Decrease)
Revenues:
Rental	$12,688	$10,470	$2,218
Tenant reimbursements and other	2,032	1,599	433

Total revenues	14,720	12,069	2,651

Expenses:
Property expenses	2,228	1,642	586
General and administrative expenses	3,910	3,312	598
Professional fees	424	587	(163)
Depreciation and amortization expense	4,906	3,950	956
Interest and amortization expense	4,176	3,348	828
Acquisition costs	577	362	215

Total expenses	16,221	13,201	3,020

Loss before gain from sale of real estate and income taxes	(1,501)	(1,132)	(369)
Gain on sale of real estate	—	537	(537)
Income tax benefit (provision for income taxes)	38	(383)	421

Net loss	(1,463)	(978)	(485)
Net income (loss) attributable to noncontrolling interests in consolidated subsidiaries	183	(647)	830

Net loss attributable to Four Springs Capital Trust	$(1,646)	$(331)	$(1,315)

Rental Revenues

        Rental revenues increased by 21% to $12.7 million for the year ended December 31, 2016 from $10.5 million for the year ended December 31, 2015, driven primarily by the net growth in the size of our real estate portfolio which generated additional rental revenues. Our real estate portfolio grew from $141.8 million in real estate representing 43 properties as of December 31, 2015 to $189.6 million in real estate representing 48 properties as of December 31, 2016. During 2016, we purchased five properties for approximately $51.9 million. Our real estate investments were made on various dates during 2016 and 2015, and were not all owned by us during the entirety of each year; accordingly, approximately 40% of the increase in rental revenue for 2016 as compared to 2015 is related to recognizing a full year of rental revenue from acquisitions that were completed during 2015, and approximately 55% of the increase represents a partial year of revenue from assets that were acquired during 2016. The remaining approximately 5% of the increase in rental revenue is related to the average annual contractual base rent increase, which is approximately 1.2% on a portfolio wide basis (excluding CPI-based rent increases). The full-year revenue impact of 2016 acquisitions will be seen in 2017. All of our properties were 100% occupied at all times during the years ended December 31, 2016 and 2015.

Tenant Reimbursements and Other

        Tenant reimbursements and other increased to $2.0 million for the year ended December 31, 2016 from $1.6 million for the year ended December 31, 2015 driven primarily by the net growth in the size of our real estate portfolio. The reimbursements were offset by the property expenses of $2.2 million for the year ended December 31, 2016 and $1.6 million for the year ended December 31, 2015. The tenant reimbursement recovery rate for the year ended December 31, 2016 of 91% declined from the 97% rate during the year ended December 31, 2015 principally due to an increase in non-recoverable expenses such as repairs and maintenance, as well as general corporate insurance policies that are not reimbursable by the tenants under their lease agreements.

Property Expenses

        Property expenses include real estate taxes, utility costs, insurance costs, repairs and maintenance costs, administrative costs, and other operating expenses. Property expenses totaled $2.2 million for the year ended December 31, 2016 as compared to $1.6 million for the year ended December 31, 2015. This increase was driven primarily by the net growth in the size of our real estate portfolio, an increase in repair and maintenance costs, as well as an increase in general corporate insurance expenses.

General and Administrative Expenses

        General and administrative expenses include compensation and benefits, marketing costs, general office expenses such as insurance, office rent, travel expenses and other expenses. General and administrative expenses totaled $3.9 million for the year ended December 31, 2016 as compared to $3.3 million for the year ended December 31, 2015. In 2016, we recognized higher compensation and benefits expenses of $0.2 million as a result of an increase in personnel hired during 2015 and 2016. We also expect that general and administrative expenses will increase over time as our business grows; however, we expect that such expenses as a percentage of our revenue will decrease over time due to efficiencies and economies of scale.

Depreciation and Amortization Expense

        Depreciation and amortization expense generally rises in proportion to the increase in the size of our real estate portfolio and, accordingly, such expense rose from $4.0 million for the year ended December 31, 2015 to $4.9 million for the year ended December 31, 2016.

Interest and Amortization Expense

        Interest and amortization expense increased to $4.2 million for the year ended December 31, 2016 from $3.3 million for the year ended December 31, 2015 due primarily to an increase in long-term non-recourse borrowings as well as an increase in short-term borrowings used to partially fund the acquisition of properties for our growing real estate portfolio. We funded the growth in our real estate investment portfolio with added equity and a combination of long-term debt, credit facility and a term loan. The average combined debt outstanding on our credit facility and term loan decreased to $26.6 million in 2016 from $28.8 million in 2015 at a weighted average interest rate of 3.49% in 2016 as compared to 2.88% in 2015. The average debt outstanding on our non-recourse debt obligations increased to $60.5 million in 2016 from $47.8 million in 2015 at a weighted average interest rate of 4.49% in 2016 as compared to 4.60% in 2015. The following table summarizes our interest and amortization expense.

	For the Year Ended December 31,
(In thousands)	2016	2015
Interest expense — short-term credit facilities and term loan (includes unused fees)	$1,038	$828
Interest expense — non-recourse debt obligations of consolidated special purpose entities	2,716	2,198
Amortization of deferred financing costs and other	513	413
Amortization of debt (premium) discount, net	(91)	(91)

Total interest and amortization expense	$4,176	$3,348

Short-term credit facilities:
Average debt outstanding	$26,626	$28,785
Average interest rate during period (includes unused fees)	3.49%	2.88%
Non-recourse debt obligations of consolidated special purpose entities:
Average debt outstanding	$60,476	$47,823
Average interest rate during period	4.49%	4.60%

Acquisition Costs

        Acquisition costs incurred in acquiring completed properties that meet the classification of a business for accounting purposes are charged to operations as incurred. For the year ended December 31, 2016, we incurred acquisition costs of $0.6 million in connection with the purchase of five properties. For the year ended December 31, 2015, we incurred $0.4 million in acquisition costs in connection with four property purchases.

Provision for Income Taxes

        The income tax benefit for the year ended December 31, 2016 was $0.04 million compared to the provision for income taxes for the year ended December 31, 2015 of $0.4 million. The income tax benefit was primarily due to the allocation of general and administrative expenses to our TRS, which were primarily offset by state and local tax payments we made in various locations.

Noncontrolling Interests in Consolidated Subsidiaries

        Noncontrolling interests in consolidated subsidiaries represents the net revenues and expenses allocated to the limited partners in the Operating Partnership, as well as the allocation to the noncontrolling beneficial interest holders in our DSTs in connection with our Section 1031 Exchange Program. The components of the noncontrolling interests in consolidated subsidiaries are allocations of rental revenue, acquisition fee income, management fee income, general and administrative expenses, property expenses, depreciation and amortization, interest and amortization, and acquisition costs. In connection with our Section 1031 Exchange Program, our company receives an annual asset management fee of approximately 0.35% of the portion of the purchase price of the related property that is syndicated to third parties and an acquisition fee equal to 2% of the portion of the purchase price of the related property that is syndicated to third parties. Net income of the noncontrolling interests increased by $0.8 million from 2015 to 2016 primarily due to an increase in net rental revenue from $0.2 million in 2015 to $0.7 million in 2016 due to an increase in noncontrolling interests in DSTs. Also as a result, management fee expense increased from $0.1 million in 2015 to $0.2 million in 2016. DST syndications were lower in 2016 compared to 2015 resulting in a decrease in acquisition fee expense from $0.8 million in 2015 to $0.3 million in 2016.

        The following table summarizes our noncontrolling interests in consolidated subsidiaries for the years ended December 31, 2016 and 2015.

	For the Year Ended December 31,
(In thousands)	2016	2015
Acquisition fee revenue from noncontrolling interests	$(301)	$(792)
Management fee revenue from noncontrolling interests	(165)	(56)
Rental revenue of noncontrolling interests and tenant reimbursements, net of property expenses	3,281	1,222
General and administrative expenses of noncontrolling interests	(100)	(67)
Professional fees of noncontrolling interests	(13)	(14)
Depreciation and amortization of noncontrolling interests	(1,272)	(492)
Interest expense of noncontrolling interests	(1,192)	(424)
Other	(55)	(24)

Net Income (Loss) Attributable to Noncontrolling Interests in Consolidated Subsidiaries	$183	$(647)

Results of Operations

Comparison of the Year Ended December 31, 2015 to the Year Ended December 31, 2014

(In thousands)	2015	2014	Increase (Decrease)
Revenues:
Rental	$10,470	$5,937	$4,533
Tenant reimbursement and other	1,599	962	637

Total revenues	12,069	6,899	5,170

Expenses:
Property expenses	1,642	1,009	633
General and administrative expenses	3,312	2,156	1,156
Professional fees	587	575	12
Depreciation and amortization expense	3,950	2,225	1,725
Interest and amortization expense	3,348	1,206	2,142
Acquisition costs	362	400	(38)

Total expenses	13,201	7,571	5,630

Loss before gain from sale of real estate and income taxes	(1,132)	(672)	(460)
Gain on sale of real estate	537	825	(288)
Provision for income taxes	(383)	(29)	(354)

Net (loss) income	(978)	124	(1,102)
Net loss attributable to noncontrolling interests in consolidated subsidiaries	(647)	(3)	(644)

Net (loss) income attributable to Four Springs Capital Trust	$(331)	$127	$(458)

Rental Revenues

        Rental revenues increased by 76% to $10.5 million for the year ended December 31, 2015 from $5.9 million for the year ended December 31, 2014, driven primarily by the net growth in the size of our real estate portfolio which generated additional rental revenues. Our real estate portfolio grew from $115.6 million in real estate representing 40 properties as of December 31, 2014 to $141.8 million in real estate representing 43 properties as of December 31, 2015. During 2015, we purchased four properties for approximately $35.4 million and sold one property with a net book value of approximately $5.3 million. Our real estate investments were made on various dates during 2015 and 2014, and were not all owned by us during the entirety of each year; accordingly, approximately 66% of the increase in rental revenues for 2015 as compared to 2014 is related to recognizing a full year of rental revenue from acquisitions that were completed during 2014, approximately 35% of the increase represents a partial year of rental revenue from assets that were acquired during 2015 and (3%) related to the property sold in early 2015, which was owned by us for the entire year ended December 31, 2014. The remaining approximately 2% of the increase in rental revenue between the years is related to the average annual contractual base rent increase, which is approximately 1.2% on a portfolio wide basis (excluding CPI-based rent increases). All of our properties were 100% occupied at all times during the years ended December 31, 2015 and 2014.

Tenant Reimbursements and Other

        Tenant reimbursements and other increased to $1.6 million for the year ended December 31, 2015 from $1.0 million in 2014 driven primarily by the net growth in the size of our real estate portfolio. The reimbursements were offset by the property expenses of $1.6 million for the year ended December 31, 2015 and $1.0 million in the year ended December 31, 2014. The tenant reimbursement recovery rate for the year ended December 31, 2015 of 97% increased from the 95% rate during the year ended December 31, 2014.

Property Expenses

        Property expenses include real estate taxes, utility costs, insurance costs, repairs and maintenance costs, administrative costs and other operating expenses. Property expenses totaled $1.6 million for the year ended December 31, 2015 as compared to $1.0 million for the year ended December 31, 2014. We experienced an increase in 2015 driven primarily by the net growth in the size of our real estate portfolio.

General and Administrative Expenses

        General and administrative expenses include compensation and benefits, marketing costs, general office expenses such as insurance, office rent, travel costs and other expenses related to corporate governance. General and administrative expenses totaled $3.3 million for the year ended December 31, 2015 as compared to $2.2 million for the year ended December 31, 2014 primarily due to the growth of our portfolio, increased marketing costs, the addition of a program to match a portion of third-party administrative individual retirement accounts for employees and additions to our staff due to the growth in our operations. We hired three employees during 2014 to expand our acquisition and accounting functions, increasing compensation and employee benefits expense. We expect that general and administrative expenses will continue to increase as our real estate portfolio grows; however, we expect that such expenses as a percentage of our revenue will decrease over time due to efficiencies and economies of scale.

Depreciation and Amortization Expense

        Depreciation and amortization expense generally rises in proportion to the increase in the size of the real estate portfolio and, accordingly, such expense rose from $2.2 million for the year ended December 31, 2014 to $4.0 million for the year ended December 31, 2015.

Interest and Amortization Expense

        Interest and amortization expense increased to $3.3 million for the year ended December 31, 2015 from $1.2 million in 2014 due primarily to an increase in short-term and long-term borrowings used to partially fund the acquisition of properties for our growing real estate portfolio. We funded the growth in our real estate investment portfolio with added equity and long-term debt, using our short-term credit facilities to finance properties we acquired. The average debt outstanding on our secured credit facilities increased to $28.8 million in 2015 from $10.0 million in 2014 at a weighted average interest rate of 2.88% in 2015 as compared to 2.80%

in 2014. During these periods, our secured credit facilities bore interest at a variable rate based on the Wall Street Journal Prime Rate less a credit spread of 0.25% to 0.50%. The Wall Street Journal Prime Rate was stable at 3.25% during 2015 and 2014, increasing to 3.50% in December 2015. The average debt outstanding on our non-recourse debt obligations increased to $47.8 million in 2015 from $16.8 million in 2014 at a weighted average interest rate of 4.60% in 2015 as compared to 4.81% in 2014. The following table summarizes our interest and amortization expense for the years ended December 31, 2015 and 2014.

	For the Year Ended December 31,
(In thousands)	2015	2014
Interest expense — secured credit facilities (includes unused fees)	$828	$279
Interest expense — non-recourse debt obligations of consolidated special purpose entities	2,198	807
Amortization of deferred financing costs	413	148
Amortization of debt (premium) discount, net	(91)	(28)

Total interest and amortization expense	$3,348	$1,206

Secured short-term credit facilities:
Average debt outstanding	$28,785	$9,979
Average interest rate (includes unused fees)	2.88%	2.80%
Non-recourse debt obligations of consolidated special purpose entities:
Average debt outstanding	$47,823	$16,788
Average interest rate	4.60%	4.81%

Acquisition Costs

        Acquisition costs incurred in acquiring completed properties that meet the classification of a business for accounting purposes are charged to operations as incurred. For the year ended December 31, 2015, we incurred acquisition costs of $0.4 million in connection with the purchase of four properties. For the year ended December 31, 2014, we incurred $0.4 million in acquisition costs in connection with ten property purchases.

Provision for Income Taxes

        The provision for income taxes increased to $0.4 million for the year ended December 31, 2015 from $0.03 million for the year ended December 31, 2014. The increase was primarily due to the taxable income recognized by our TRS, principally due to the increased DST activity during the 2015.

Noncontrolling Interests in Consolidated Subsidiaries

        Noncontrolling interests in consolidated subsidiaries represent the net revenues and expenses allocated to the limited partners in the Operating Partnership, as well as the allocation to the noncontrolling beneficial interest holders in our DSTs in connection with our Section 1031 Exchange Program. The components of the noncontrolling interests in consolidated subsidiaries are allocations of rental revenue, acquisition fee income, management fee income, general and administrative expenses, property expenses, depreciation and amortization, interest and amortization, and acquisition costs. In connection with our Section 1031 Exchange Program, our company receives an annual asset management fee of approximately 0.35% of the portion of the purchase price of the related property that is syndicated to third parties and an acquisition fee equal to 2% of the portion of the purchase price of the related property. Net income of the noncontrolling interests decreased by $0.6 million from 2014 to 2015 primarily due to increased DST syndication resulting in higher acquisition fee expense and higher management fee expense of $0.8 million from $0.2 million and $56 thousand from $3 thousand in 2015 and 2014, respectively. Such fees are eliminated in consolidation for GAAP. These increases in fee expense attributable to the noncontrolling interests from 2014 to 2015 are partially offset by higher net rental revenue (calculated as rental and tenant reimbursement revenue less property operating, interest, depreciation and amortization and other expenses) of $0.2 million in 2015 compared to $17 thousand in 2014.

        The following table summarizes our noncontrolling interests in consolidated subsidiaries for the years ended December 31, 2015 and 2014.

	For the Year Ended December 31,
(In thousands)	2015	2014
Acquisition fee revenue from noncontrolling interests	$(792)	$(17)
Management fee revenue from noncontrolling interests	(56)	(3)
Rental revenue of noncontrolling interests and tenant reimbursements, net of property expenses	1,222	252
General and administrative expenses of noncontrolling interests	(67)	(81)
Professional fees of noncontrolling interests	(14)	(25)
Depreciation and amortization of noncontrolling interests	(492)	(99)
Interest expense of noncontrolling interests	(424)	(57)
Other	(24)	27

Net Loss Attributable to Noncontrolling Interests in Consolidated Subsidiaries	$(647)	$(3)

Liquidity and Capital Resources

        Our primary expected sources and uses of capital are as follows:

Sources

  •
  cash and cash equivalents;

  •
  operating cash flow;

  •
  available borrowings under our credit facility;

  •
  secured loans collateralized by individual properties;

  •
  issuance of long-term debt;

  •
  issuance of equity; and

  •
  asset sales.

Uses

Short-term:

  •
  maintenance and other property level expenditures;

  •
  debt repayment requirements;

  •
  distribution payments; and

  •
  corporate and administrative costs.

Long-term:

  •
  acquisitions;

  •
  debt maturities;

  •
  capital expenditures; and

  •
  tenant improvement allowances and leasing costs.

Distributions

        In order to qualify as a REIT for federal income tax purposes, we generally are required to distribute to our shareholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. We expect to make monthly distributions to our shareholders in a manner intended to satisfy this requirement. Prior to making any distributions for U.S. federal tax purposes or otherwise, we must first satisfy our operating and debt service obligations. It is possible that it would be necessary to utilize cash from operating activities, cash on hand and borrowings from our credit facility in order to make the required distributions. For the year ended December 31, 2016, distributions of $6.9 million were funded by $3.2 million from cash from operations and $3.7 million from a combination of cash on hand and borrowings from our credit facility. For the year ended December 31, 2015, distributions of $5.3 million were funded by $2.8 million from cash from operations and $2.5 million from a combination of cash on hand and borrowings under our credit facility. For the year ended December 31, 2014, distributions of $4.1 million were funded by $2.5 million from cash from operations and $1.6 million from a combination of cash on hand and borrowings from our credit facility.

Credit Facility and Term Loan

        Typically, we use our credit facility to acquire properties. On January 29, 2016, the company entered into a credit agreement with KeyBank National Association, or KeyBank, and a syndicate of other lenders party thereto. The credit facility allows the company to borrow up to $75.0 million (which amount may be increased to $150 million under certain circumstances) and matures on January 29, 2019. The credit facility is supported by 33 properties having an aggregate undepreciated book value of $72.9 million as of December 31, 2016. As of December 31, 2016, we had borrowed approximately $36.0 million under the credit facility and, based on our borrowing base availability, we had a total of $9.2 million of additional borrowing capacity under the credit facility. Amounts outstanding under the credit facility bear interest at the company's election at either (i) LIBOR plus a spread of 2.25% to 3.00% per annum or (ii) a base rate (determined based on certain market indices) plus a spread of 1.25% to 2.00% per annum, in each case, with the spread determined by the company's debt ratio. The credit facility also provides for an unused fee of 0.25% per annum multiplied by the excess of the total commitment under the credit facility over the outstanding principal amount under the credit facility. Pursuant to the credit facility, the company is required to comply with certain covenants, including requirements that it (i) maintain a minimum debt service coverage ratio of 1.50 to 1.00, (ii) maintain a minimum borrowing base of $80.0 million, (iii) maintain a minimum net worth of $58.0 million (plus 85% of the sum of any net offering proceeds received after January 29, 2016), (iv) maintain a debt to value ratio not to exceed 65%, (v) maintain a diversified portfolio, and (vi) not make any distributions in excess of        % of our FFO (as defined in the credit facility).

        In connection with this offering, we expect to amend our credit facility to extend its maturity to            and to increase the amount of borrowings allowed thereunder to $150 million, with an accordion feature that would provide us with up to an additional $100 million of borrowing capacity, subject to certain conditions.

        On September 28, 2016, we entered into a $7.5 million term loan with KeyBank on an unsecured basis. This loan has a one-year maturity, and bears interest at the company's election at a rate of either (i) LIBOR plus a spread of 5% per annum or (ii) a base rate (determined based on certain market indices) plus a spread of 4% per annum and provides for interest only payments for the first four months.

        We incurred costs of approximately $1.0 million in connection with entering the credit facility and the term loan.

Historical and Pro Forma Indebtedness

        The following is a summary of certain of the terms of the company's indebtedness as of December 31, 2016 and on a pro forma basis giving effect to the completion of this offering and the application of the net proceeds as described in "Use of Proceeds."

							Principal Balance
			Maturity Date		Periodic Payment	Interest Rate
(In thousands) Property/ Borrower	Location	Lender					12/31/16	Pro Forma
Monsanto	Morton, IL	Heartland Community Bank	1/10/2019	(1)	Principal and Interest	3.93%	$2,939	$2,939
Dollar General	Middleburg, FL	J.P. Morgan Chase Comm. Mortgage Securities Trust	5/6/2022		Interest Only	5.35%	774	774
Dollar General	Yulee, FL	Ladder Capital Finance, LLC	8/6/2022		Interest Only	5.25%	875	875
Illinois Tool Works	St. Charles, MO	Reliance Bank	11/5/2022		Principal and Interest	4.25%	4,092	4,092
Academy Sports	Jonesboro, AR	J.P. Morgan Chase Comm. Mortgage Securities Trust	11/6/2022		Interest Only	4.85%	5,460	5,460
Academy Sports	Mt. Juliet, TN	Deutsche Mortgage & Asset Receiving Corp.	12/6/2022		Interest Only	5.00%	6,000	6,000
BJ's Wholesale Club	Tilton, NH	Deutsche Mortgage & Asset Receiving Corp.	1/6/2023		Interest Only	4.75%	4,440	4,440
Gander Mountain	Lebanon, IN	J.P. Morgan Chase Bank	11/1/2024		Interest Only	4.30%	6,229	6,229
CVS/Caremark	Mt. Prospect, IL	UBS Real Estate Securities Inc.	1/6/2025		Interest Only	4.15%	8,580	8,580
Domino's Pizza	Odenton, MD	J.P. Morgan Chase Bank	6/1/2025		Interest Only	3.77%	6,215	6,215
Cathedral Energy Svcs.	Oklahoma City, OK	J.P. Morgan Chase Bank	6/1/2025		Interest Only First 5 Years	4.02%	2,177	2,177
McJunkin Red Man	Odessa, TX	Deutsche Mortgage & Asset Receiving Corp.	9/6/2025		Principal and Interest	4.74%	7,100	7,100
Fresenius Medical Care	Lubbock, TX	KeyBank National Assoc.	8/1/2026		Interest Only First 3 Years	4.60%	2,860	2,860
Fresenius Medical Care	Carbondale, IL	KeyBank National Assoc.	8/1/2026		Interest Only First 3 Years	4.60%	2,340	2,340
Horizon Blue Cross Blue Shield of NJ	Mt. Laurel, NJ	Wells Fargo Bank Northwest N.A.	12/15/2026		Interest Only First 5 Years	3.41%	11,750	11,750

Total Mortgage Debt			—		—		71,831	71,831
Four Springs Capital Trust OP (credit facility)		KeyBank National Assoc.	1/29/19		Variable		35,988	—
Four Springs Capital Trust OP (term loan)		KeyBank National Assoc.	9/27/17		Variable		7,500	—

Total Debt							$115,319	$71,831

Pro Rata Share of Debt							$88,640	$45,152

(1)
On February 8, 2017, we extended the maturity date on this mortgage note from January 10, 2019 to February 8, 2022. The loan requires monthly principal and interest payments at 4.15%.

Pro Forma Contractual Obligations

        The following table provides information with respect to our commitments as of December 31, 2016, on a pro forma basis giving effect to the completion of this offering and the application of the net proceeds as described in "Use of Proceeds."

		Payment Due by Period
(In thousands)	Total	1 year (2017)	(1) 2 - 3 years (2018 - 2019)	4 - 5 years (2020 - 2021)	More than 5 years (after 2021)
Credit facility	$—	$—	$—	$—	$—
Non-recourse long-term debt obligations:
Principal	71,831	316	3,448	903	67,164
Interest	22,974	3,105	6,064	5,884	7,921

Total	$94,805	$3,421	$9,512	$6,787	$75,085

(1)
On February 8, 2017, we extended the maturity date on our mortgage payable of $2.939 million with Heartland Bank & Trust Company from January 10, 2019 to February 8, 2022. This extension is not reflected in the table presented as of December 31, 2016.

Historical Contractual Obligations

        The following table provides information with respect to our contractual obligations as of December 31, 2016.

		Payment Due by Period
(In thousands)	Total	1 year (2017)	(1) 2 - 3 years (2018 - 2019)	4 - 5 years (2020 - 2021)	More than 5 years (after 2021)
Credit facility and term loan obligations:
Principal	$43,488	$7,500	$35,988	$—	$—
Interest(2)	2,678	1,466	1,212	—	—
Non-recourse long-term debt obligations:
Principal	71,831	316	3,448	903	67,164
Interest	22,974	3,105	6,064	5,884	7,921

Total	$104,971	$12,387	$46,712	$6,787	$75,085

(1)
On February 8, 2017, we extended the maturity date on our mortgage payable of $2.939 million with Heartland Bank & Trust Company from January 10, 2019 to February 8, 2022. This extension is not reflected in the table presented as of December 31, 2016.

(2)
Interest is calculated based on the prevailing one-month LIBOR at December 31, 2016 of 0.617%.

Off-Balance Sheet Arrangements

        We had no off-balance sheet arrangements as of December 31, 2016 or December 31, 2015.

Cash Flow

        The following table summarizes our cash flows for the years ended December 31, 2016, 2015 and 2014:

	For the Year Ended December 31,
	Historical
(In thousands)	2016	2015	2014
Net cash provided by operating activities	$3,156	$2,755	$1,616
Net cash used in investing activities	(49,973)	(32,674)	(45,807)
Net cash provided by financing activities	47,052	29,898	46,859

Net increase (decrease) in cash and cash equivalents	$236	$(21)	$2,668

        Management believes that the cash generated by our operations, together with our cash and cash equivalents at December 31, 2016, our current borrowing capacity on our credit facility and our access to mortgage financing, will be sufficient to fund our near-term operations.

Comparison of the Year Ended December 31, 2016 to the Year Ended December 31, 2015

Operating Activities

        Our cash flows provided by operating activities depend on numerous factors, including the occupancy level of our portfolio, the rental rates stated in our leases, the collection of rent from our tenants and the amount of our operating and other expenses. Net cash provided by operating activities was $3.2 million and $2.8 million for the years ended December 31, 2016 and 2015, respectively. The increase was primarily driven by the net growth in the size of our real estate portfolio, which generated additional rental revenues. We utilize our operating cash flows to fund our dividends and for certain investing activities.

Investing Activities

        Our net cash used in investing activities is generally used to fund property acquisitions and, to a limited extent, capital expenditures. Net cash provided by investing activities generally relates to the disposition of real estate and other assets. Net cash used in investing activities was $50.0 million and $32.7 million for the years ended December 31, 2016 and 2015, respectively. The increase in net cash used in investing activities was primarily driven by acquisition activity of $51.9 million during 2016 compared to $35.4 million during 2015, partially offset by the sale of a property during 2015 of $2.9 million.

Financing Activities

        Our net cash provided by financing activities is generally impacted by our issuance of preferred shares, borrowings, repayments of debt instruments, net cash flow from our Section 1031 Exchange Program, dividends and distributions. Net cash provided by financing activities was $47.1 million and $29.9 million for the years ended December 31, 2016 and 2015, respectively. The increase in net cash provided by financing activities was primarily driven by an increase in net borrowings from our credit facilities and term loans to acquire properties of approximately

$25.9 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015.

Comparison of the Year Ended December 31, 2015 to the Year Ended December 31, 2014

Operating Activities

        Our cash flows provided by operating activities depend on numerous factors, including the occupancy level of our portfolio, the rental rates stated in our leases, the collection of rent from our tenants, and the amount of our operating and other expenses. Net cash provided by operating activities was $2.8 million and $1.6 million for the years ended December 31, 2015 and 2014, respectively. The increase was primarily driven by the net growth in the size of our real estate portfolio, which generated additional rental revenues. We utilize our operating cash flows to fund our dividends and for certain investing activities.

Investing Activities

        Our net cash used in investing activities is generally used to fund property acquisitions and, to a limited extent, capital expenditures. Net cash provided by investing activities generally relates to the disposition of real estate and other assets. Net cash used in investing activities was $32.7 million and $45.8 million for the years ended December 31, 2015 and 2014, respectively. The decrease in net cash used in investing activities was primarily driven by acquisition activity of $35.4 million during the year ended December 31, 2015 compared to $66.4 million during the year ended December 31, 2014, partially offset by the sale of a property during the year ended December 31, 2015 of $2.9 million.

Financing Activities

        Our net cash provided by financing activities is generally impacted by our issuance of preferred shares, borrowings, repayment of debt instruments, net cash flow from our Section 1031 Exchange Program, dividends and distributions. Net cash provided by financing activities was $29.9 million and $46.9 million for the years ended December 31, 2015 and 2014, respectively. The decrease in net cash provided by financing activities was primarily driven by a decrease in net borrowings from lines of credit to acquire properties of approximately $21.0 million during the year ended December 31, 2015 as compared to the year ended December 31, 2014, partially offset by an increase in borrowings relating to notes payable of $3.3 million during the year ended December 31, 2015 as compared to the year ended December 31, 2014.

Non-GAAP Financial Measures

        Our reported results are presented in accordance with GAAP. We also disclose FFO and AFFO, Cash NOI, and EBITDA and Adjusted EBITDA all of which are non-GAAP financial measures. We believe these non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs. FFO and AFFO, Cash Net Operating Income, and EBITDA and Adjusted EBITDA do not represent cash generated from operating activities and are not necessarily indicative of cash available to fund cash requirements; accordingly, they should not be considered alternatives to net income as a performance measure or cash flows from operations as reported on our statement of operations and statements of cash flows as a liquidity measure and should be considered in addition to, and not in lieu of, GAAP financial measures.

FFO and AFFO

        We consider funds from operations, or FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") to be an appropriate supplemental disclosure of operating performance for an equity REIT due to its widespread acceptance and use within the REIT and analyst communities. FFO is commonly used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers primarily because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. Consistent with the NAREIT definition, we define FFO attributable to Four Springs Capital Trust as net income (loss) attributable to Four Springs Capital Trust (computed in accordance with GAAP), excluding gains (losses) from sales of depreciated property and impairment of depreciable real estate, plus depreciation and amortization.

        We believe that adjusted funds from operations, or AFFO, is an additional useful supplemental measure for investors to consider because it will help them to better assess our operating performance without the distortions created by other non-cash revenues or expenses. AFFO is FFO as adjusted for straight-line rental revenue, amortization of financing costs and debt premiums, non-cash compensation expense, amortization of the net favorable in-place leases and acquisition costs. While we do not label acquisition costs as non-recurring, infrequent or unusual, management believes that it is helpful to adjust for these expenses when they do occur to allow for comparability of results between periods because each acquisition is of varying size and complexity and may involve different types of expenses depending on the type and location of the property being acquired and the party from whom it is acquired. All adjustments made to the net income (loss) attributable to Four Springs Capital Trust to arrive at both FFO and AFFO are adjusted for the noncontrolling interests included within the captions on the consolidated statements of operations for the applicable period. The Company's method of calculating FFO and AFFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO and AFFO do not represent cash generated from operations as defined by GAAP and are not indicative of cash available to fund cash needs, including distributions. They should not be considered as alternatives to net income for the purpose of evaluating the company's performance or to cash flows as a measure of liquidity.

        The following table reconciles our net income (loss) to FFO and AFFO.

	For the Year Ended December 31,
(In thousands)	Pro Forma 2016	2016	2015	2014
Reconciliation of Net Income (Loss) to FFO And AFFO
Net Income (Loss) Income Attributable to Four Springs Capital Trust	$1,115	$(1,646)	$(331)	$127
Depreciation and amortization of real estate assets	4,704	3,635	3,458	2,126
Gain on dispositions of real estate, net of tax		—	(521)	(800)

FFO Attributable to Four Springs Capital Trust	5,819	1,989	2,606	1,453

Adjustments:
Straight-line rent, net	(727)	(496)	(509)	(229)
Acquisition costs	37	549	339	391
Share-based compensation expense	56	56	—	—
Non-cash interest expense	429	429	312	116
Amortization of lease-related intangibles and costs	(8)	25	52	45

AFFO Attributable to Four Springs Capital Trust	$5,606	$2,552	$2,800	$1,776

Cash Net Operating Income

        We consider cash net operating income, or Cash NOI, to be an appropriate supplemental performance measure to net income because we believe it assists investors and management understand the operations of our portfolio. Cash NOI is defined as rental revenue, including reimbursements, less property operating expenses, real estate taxes, insurance and straight-line rent. Cash NOI is used by management internally to evaluate and compare the operating performance of the company's properties. We believe Cash NOI provides useful information to investors regarding our financial condition and results of operations because it reflects only those cash income and expense items that are incurred at the property level, and when compared across periods, can be used to determine trends in earnings of the company's properties as this measure is not affected by non-cash revenue and expense recognition items, the cost of our funding, the impact of depreciation and amortization expenses that, because of historical cost accounting and useful life estimates, may distort operating performance at the property level, gains or losses from the acquisition and sale of operating real estate assets, and general and administrative expenses and professional fees not incurred directly from property operations. We also believe that Cash NOI is a widely accepted measure of comparative operating performance in the real estate community. Cash NOI should not be viewed as an alternative measure of our financial performance since it excludes expenses which could materially impact our results of operations. Additionally, our Cash NOI may not be comparable to that of other real estate companies, as they may use different methodologies in calculating Cash NOI.

        The following table reconciles Cash NOI to net income (loss):

	For the Year Ended December 31,
(In thousands)	Pro Forma 2016	2016	2015	2014
Reconciliation of Net Income (Loss) to Cash NOI
Net Income (Loss) Before Allocation To Noncontrolling Interests	$1,298	$(1,463)	$(978)	$124
Add: General and administrative expenses	3,910	3,910	3,312	2,156
Add: Professional fees	424	424	586	575
Add: Depreciation and amortization expense	5,975	4,906	3,950	2,225
Add: Interest expense		4,176	3,348	1,206
Less: Straight-line rent adjustment	(941)	(710)	(574)	(234)
Add: Amortization of acquired favorable leases, net		33	54	47
Add: Acquisition costs	38	578	362	400
Less: Gain on sale		—	(537)	(825)

Cash NOI — Consolidated		11,854	9,523	5,674

Adjustments for Cash NOI Allocation To Noncontrolling Interests
Less: Rental revenue of noncontrolling interests	(3,374)	(3,374)	(1,209)	(253)
Add: Straight-line rent adjustment of noncontrolling interests	214	214	64	9
Less: Amortization of acquired favorable leases of noncontrolling interests	(8)	(8)	(2)	(2)
Less: Tenant reimbursements and other revenue of noncontrolling interests	(124)	(124)	(116)	(24)
Add: Property expenses of noncontrolling interests	217	217	103	25

Cash NOI — Pro Rata		$8,779	$8,363	$5,429

EBITDA and Adjusted EBITDA

        We define EBITDA as net income (loss) attributable to Four Springs Capital Trust computed in accordance with GAAP adjusted for depreciation and amortization expense, interest and amortization expense and net income tax provisions or benefits. We define Adjusted EBITDA as EBITDA further adjusted for straight-line rent, amortization of acquired favorable leases, net, severance payments, acquisition costs and share-based compensations. While we do not label acquisition costs as non-recurring, infrequent or unusual, management believes that it is helpful to adjust for these expenses when they do occur to allow for comparability of results between periods because each acquisition is of varying size and complexity and may involve different types of expenses depending on the type and location of the property being acquired and the party from whom it is acquired.

        We use EBITDA and Adjusted EBITDA to evaluate our performance because EBITDA and Adjusted EBITDA allows us to evaluate the operating performance of our company by measuring the core operations of property performance and administrative expenses available for debt service. We also believe that these measures provide useful information and operating perspectives to current and potential investors and creditors to compare our core operating results and our ability to service debt not immediately apparent from GAAP operating income or net income. Other REITs may use different methodologies for calculating EBITDA and Adjusted EBITDA, and accordingly, our EBITDA and Adjusted EBITDA may not be comparable to other REITs.

        The following table reconciles Adjusted EBITDA to net income (loss):

	For the Year Ended December 31,
(In thousands)	Pro Forma 2016	2016	2015(1)	2014
Reconciliation Of Net Income (Loss) to EBITDA and Adjusted EBITDA
Net Income (Loss) Before Allocation To Noncontrolling Interests	$1,298	$(1,463)	$(978)	$124
Add: Depreciation and amortization expense	5,975	4,906	3,950	2,225
Add: Interest and amortization expense	3,614	4,176	3,348	1,206
Add: (Income tax benefit) provision for income taxes	(38)	(38)	384	29

EBITDA — Consolidated	10,849	7,581	6,704	3,584

Less: Straight-line rent adjustment	(941)	(710)	(574)	(234)
Add: Amortization of acquired favorable leases, net		33	54	47
Add: Severance payments to former chief investment officer	83	83	—	—
Add: Acquisition costs	38	578	362	400
Add: Share-based compensation	56	56	—	—

Adjusted EBITDA — Consolidated	$10,085	$7,621	$6,546	$3,797

Adjustments for Adjusted EBITDA Allocation to Noncontrolling Interests
Less: Rental revenue of noncontrolling interests	$(3,374)	$(3,374)	$(1,209)	$(253)
Add: Straight-line rent adjustment of noncontrolling interests	214	214	64	9
Less: Amortization of acquired unfavorable leases of noncontrolling interests	(8)	(8)	(2)	(2)
Less: Tenant reimbursements and other revenue of noncontrolling interests	(124)	(124)	(116)	(24)
Add: Acquisition fee revenue from noncontrolling interests	301	301	792	17
Add: Management fee revenue from noncontrolling interests	165	165	56	3
Add: Property expenses of noncontrolling interests	217	217	103	25
Add: General and administrative expenses of noncontrolling interests	100	100	67	81
Add: Professional fees of noncontrolling interests	13	13	14	25

Adjusted EBITDA — Pro Rata	$7,589	$5,125	$6,315	$3,678

(1)
2015 EBITDA and Adjusted EBITDA includes gain on sale of $0.5 million.

Quantitative and Qualitative Disclosures About Market Risk

        We seek to match the cash inflows from our long-term leases with the expected cash outflows on our long-term debt. To achieve this objective, our consolidated subsidiaries primarily borrow on a fixed-rate basis for longer-term debt issuances while contemporaneously managing our debt maturities. At December 31, 2016, all of our long-term debt outstanding carried a fixed interest rate. We are exposed to interest rate risk between the time we enter into an acquisition and the time we finance the related real estate with long-term fixed-rate debt. In addition, when that long-term fixed-rate debt matures, we may have to refinance the real estate at a higher interest rate. Market interest rates are sensitive to many factors that are beyond our control. Our interest rate risk management objective is to balance the risk of future interest rate increases impacting our earnings and cash flows while achieving benefits from short-term interest rate decreases.

        To address the risk of future interest rate increases, we seek to minimize the time period between acquisition of the real estate and the ultimate financing of that real estate with long-term fixed-rate debt. A portion of our long-term debt provides for some amortization of the principal balance over the term of the debt, which serves to reduce the amount of refinancing risk at debt maturity. In addition, we may use various financial instruments designed to mitigate the impact of interest rate fluctuations on our cash flows and earnings, including hedging strategies, depending on our analysis of the interest rate environment and the costs and risks of such strategies. We do not use derivative instruments for trading or speculative purposes. By utilizing a combination of credit facilities bearing interest at variable terms and securing longer-term non-recourse debt at fixed rates, we believe we achieve these objectives. We actively monitor market interest rates and have the ability to fix our credit facility interest rate for a period of up to six months without the use of any derivative instruments.

Impact of Inflation

        We are exposed to inflation risk as rents from long-term leases are our main source of cash flows from operations. Historically, inflation has had a minimal impact on the operating performance of our properties. A substantial number of our lease agreements contain provisions designed to mitigate the adverse impact of inflation. These provisions include clauses that enable us to receive payment of increased rent pursuant to escalation clauses which generally increase rental rates during the terms of the leases. These escalation clauses often provide for fixed rent increases or indexed escalations (based upon the consumer price index or other measures). However, some of these contractual rent increases may be less than the actual rate of inflation. Most of our lease agreements require the tenant to pay all, substantially all or an allocable share of operating expenses relating to the respective property, real estate taxes and insurance. These requirements reduce our exposure to increases in these costs and operating expenses resulting from inflation. Although the impact of inflation has been relatively insignificant in recent years, it does remain a factor in the United States economy and could increase the cost of acquiring or replacing properties in the future.

Recently Issued Accounting Pronouncements

        From time to time, new accounting pronouncements are issued by the FASB or the SEC. We adopt the new pronouncements as of the specified effective date, or earlier when both early adoption is permitted by the FASB or the SEC and when practicable. Unless otherwise discussed, these new accounting pronouncements include technical corrections to existing guidance or introduce new guidance related to specialized industries or entities and therefore will have minimal, if any, impact on our financial position or results of operations upon adoption.

        In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, which supersedes existing industry-specific guidance, including ASC 360-20, Real Estate Sales. ASU 2014-09 was amended by the FASB in March 2016, May 2016 and December 31, 2016 with the issuances of ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-12, Narrow-Scope Improvements and Practical Expedients, and ASU 2016-20, Technical Corrections and Improvements to Topic 606, respectively. The new standard is principle-based and requires more estimates and judgment than current guidance. Certain contracts with customers, including lease contracts and financial instruments and other contractual rights, are not within the scope of the new guidance. ASU 2014-09, ASU 2016-08 and ASU 2016-12 are effective for interim and annual reporting periods beginning after December 15, 2017 for publicly reporting entities. Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2016. These effective dates reflect ASU 2015-14, Revenue from Contracts with Customers — Deferral of the Effective Date issued in August 2015. We are currently evaluating the impact of the adoption of ASU 2016-02 on our consolidated financial statements, including the timing of adopting this standard.

        In June 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period, which requires a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition in accordance with Topic 718, Compensation-Stock Compensation. On January 1, 2016, the company adopted ASU 2014-12 which did not have an impact on the company's consolidated financial statements.

        In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern, which requires management to evaluate whether there is substantial doubt that the company is able to continue operating as a going concern within one year after the date the financial statements are issued or available to be issued. If there is substantial doubt, additional disclosure is required, including the principal condition or event that raised the substantial doubt, the company's evaluation of the condition or event in relation to its ability to meet its obligations and the company's plan to alleviate (or, which is intended to alleviate) the substantial doubt. ASU 2014-15 is effective for interim and annual reporting periods beginning after December 15, 2016. Early adoption is permitted. Management does not believe the guidance will have a significant impact on the company's consolidated financial statements.

        In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis, which updates the consolidation model for limited partnerships and similar legal entities. ASU 2015-02 includes the evaluation of fees paid to a decision maker as a variable interest and amends the effect of fee arrangements and related parties on the primary beneficiary determination. On January 1, 2016, the company adopted ASU 2015-02 which did not have an impact on the company's consolidated financial statements.

        In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented as a deduction from the carrying value of the related debt obligation in the balance sheet, which is consistent with the presentation of debt discounts. The guidance is effective for interim and annual reporting periods beginning after December 15, 2015. On January 1, 2016, the company adopted ASU 2015-03. Accordingly, deferred financing costs, net, as of December 31, 2015 of $939,342 have been reclassified from assets to liabilities in the consolidated balance sheet as a result of ASU 2015-03.

        In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in ASU 2016-01 address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The standard primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for the interim and annual periods beginning after December 15, 2017 for public reporting entities and early adoption is permitted. Management is evaluating the impact of the guidance on the company's consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases. The amendments in ASU 2016-02 modify the lessor's classification criteria and the accounting for leasing costs, certain forms of lessee expense reimbursements, and sales-type and direct financing leases. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance as applicable to sales-type leases, direct financing leases and operating leases. The guidance also requires lessees to report most leases on the balance sheet. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018 for publicly reporting entities with early adoption permitted. As lessors, our existing lease agreements do not transfer ownership or control of the underlying assets to the lessees and do not contain options exercisable by the lessees to purchase the underlying assets, except for rights of first refusal and/or offers contained within certain lease agreements. Since inception, the company has not incurred initial direct costs of lease origination on its existing leases nor has the company recognized revenues based directly on tenant sales. We are currently evaluating the impact of the adoption of ASU-2016 02 on our consolidated financial statements, including the timing of adopting this standard.

        In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which is intended to simplify the accounting for and presentation of certain aspects related to share-based payments to employees. The guidance changes how companies account for certain aspects of share-based payment awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, classification of awards as either equity or liabilities, as well as classification in the statement of cash flows. This guidance will be effective for interim and annual reporting periods beginning after December 15, 2016 for public reporting entities. Early adoption is permitted, but all of the guidance must be adopted in the same period. Management is evaluating the impact of the guidance on the company's consolidated financial statements.

        During June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected. ASU 2016-13 is effective for interim and annual periods beginning after December 15, 2019 for public reporting entities, with adoption permitted for fiscal years beginning after December 15, 2018. The amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Retrospective adjustments shall be applied through a cumulative-effect adjustment to retained earnings. Management does not believe the guidance will have a significant impact on the company's consolidated financial statements.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance on certain specific cash flow classification issues, including, but not limited to, debt prepayment or extinguishment costs, contingent consideration payments made after a business combination and distributions received from equity method investees. The objective of the amendment is to reduce existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017 for public reporting entities, with early adoption permitted and shall be applied retrospectively where practicable. The company is in the process of evaluating the impact the adoption of ASU 2016-15 will have on its consolidated financial statements.

        In October 2016, the FASB issued ASU 2016-17, Consolidation — Interests Held through Related Parties That Are under Common Control. ASU 2016-17 provides guidance on how a single decision maker of a VIE should treat indirect interests in a variable interest entity held through related parties under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. ASU 2016-17 is effective for interim and annual periods beginning after December 15, 2016 for public reporting entities, with early adoption permitted and shall be applied retrospectively beginning with the fiscal year in which ASU 2015-02 was adopted. Management does not believe the guidance will have a significant impact on the company's consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business. ASU 2017-01 provides clarification on the definition of a business and guidance to evaluate whether acquisitions and disposals should be accounted for as assets or businesses. ASU 2017-01 is effective for interim and annual periods beginning after December 15, 2017 for public reporting entities, with early adoption permitted and shall be applied prospectively on or after the date ASU 2017-01 is adopted. The company is in the process of evaluating the impact the adoption of ASU 2017-01 will have on its consolidated financial statements.

OUR BUSINESS

Our Company

        Four Springs Capital Trust is an internally managed real estate investment trust focused on acquiring, owning and actively managing a portfolio of single-tenant, income producing retail, industrial, medical and other office properties throughout the United States that are subject to long-term net leases. As of December 31, 2016, we wholly owned, or had an ownership interest in, 48 properties located in 21 states that were 100% leased to 23 tenants operating in 18 different industries. Approximately 46% of our ABR was from leases with tenants or lease guarantors that have an investment grade credit rating from a major rating agency or have an obligation that has been so rated. Additionally, based on ABR, approximately 84% of our leases provide for fixed or CPI-based contractual increases in future base rent. On a portfolio wide basis, the average annual contractual base rent increase is approximately 1.2% (excluding CPI-based rent increases). As of December 31, 2016, our portfolio had a weighted average remaining lease term of 10.9 years (based on ABR).

        We seek to acquire single-tenant net lease properties throughout the United States that are leased to high quality tenants and have remaining lease terms in excess of 10 years with contractual rent increases. We believe these properties offer benefits as compared to other types of commercial real estate due to the relative stability of the cash flows from long-term leases, as well as reduced property-level expenses and capital expenditures resulting from the net lease structure. We generally target properties with purchase prices ranging from $5 million to $25 million, as we believe there is less competition from larger institutional investors that typically target larger properties and portfolios. Our portfolio is diversified not only by tenant, industry and geography, but also by property type, which we believe differentiates us from certain other net lease REITs and further reduces risk and enhances cash flow stability. We are an active asset manager and regularly review each of our properties for changes in the credit of the tenant, business performance at the property, industry trends and local real estate market conditions.

        Our senior management team has extensive net lease real estate and public and private REIT management experience. In November 2008, William P. Dioguardi, our Chairman and Chief Executive Officer, founded Four Springs Capital, LLC, a sponsor of single-tenant net lease programs, and he has led the acquisition and asset management of all of the properties in our portfolio since our inception. Coby R. Johnson, our President and Chief Operating Officer, joined Four Springs Capital, LLC as a Managing Director in October 2010 and co-founded the company with Mr. Dioguardi in July 2012 to continue and expand the net lease investment activities of Four Springs Capital, LLC. Other members of our senior management team previously served in senior management roles at public net lease REITs. Since our inception, our management team has also developed and implemented internal processes, procedures and controls to establish a scalable infrastructure that we believe will allow us to grow efficiently.

Our Portfolio

        As of December 31, 2016, we wholly owned 41 properties and had an ownership interest in seven additional properties, over which we exercise full management and disposition authority. The following tables set forth information relating to our portfolio as of December 31, 2016:

(1)
Weighted by ABR.

(2)
Tenant or lease guarantor has an investment grade credit rating from a major rating agency or has an obligation that has been so rated. An investment grade credit rating refers to a published long-term credit rating of Baa3/BBB– or above from one or both of Moody's Investors Service, Inc. and Standard & Poor's Ratings Services. This percentage is weighted by ABR.

(3)
Based on the later of year built or year of last renovation and weighted by ABR.

(4)
Represents two office properties leased to healthcare tenants.

Portfolio

Property	Location	Percentage Owned by the Company	Year Built / Year Renovated	Leasable Square Feet	Occupancy	Percentage of ABR(1)	Investment Grade Rated Tenant/ Lease Guarantor(2)
Retail:
Academy Sports	Mt. Juliet, TN	25.6%	2012	71,917	100.0%	4.7%
Academy Sports	Jonesboro, AR	25.6%	2012	71,541	100.0%	4.4%
BJ's Wholesale Club	Tilton, NH	25.0%	1996	70,061	100.0%	4.2%
Tractor Supply Co.	Brooksville, FL	100.0%	2002	18,800	100.0%	1.4%
O'Charley's	Burlington, NC	100.0%	1999	6,650	100.0%	1.3%
Dollar General	Charlotte, NC	100.0%	2010	9,014	100.0%	1.0%	✓
Dollar General	Winter Haven, FL	100.0%	2010	9,014	100.0%	1.0%	✓
Family Dollar(3)	Memphis, TN	100.0%	1952/2013	9,270	100.0%	0.9%
Bridgestone Tires	Lisle, IL	100.0%	2001	8,122	100.0%	0.9%
Advance Auto Parts	Garner, NC	100.0%	2008	6,000	100.0%	0.9%	✓
Aaron's	Anderson, SC	100.0%	2007	8,345	100.0%	0.8%
Family Dollar	Milledgeville, GA	100.0%	1994/2011	10,500	100.0%	0.8%
Family Dollar	Memphis, TN	100.0%	2012	9,180	100.0%	0.8%
Dollar General	Midway, GA	100.0%	2010	12,480	100.0%	0.8%	✓
AutoZone	Aurora, IL	100.0%	2005	7,000	100.0%	0.8%
Dollar General	Elizabeth City, NC	100.0%	2010	9,014	100.0%	0.8%	✓
Dollar General	Savannah, GA	100.0%	2011	9,014	100.0%	0.8%	✓
Family Dollar	Keene, TX	100.0%	2011	8,000	100.0%	0.8%
Advance Auto Parts	Bloomington, IL	100.0%	1979/2004	6,100	100.0%	0.8%	✓
Dollar General	Yulee, FL	100.0%	2012	9,026	100.0%	0.7%	✓
Family Dollar	Wichita, KS	100.0%	2012	8,320	100.0%	0.7%
Dollar General	Pensacola, FL	100.0%	2011	9,026	100.0%	0.7%	✓
Aaron's	Huntsville, AL	100.0%	1990	12,014	100.0%	0.7%
Family Dollar	Tyler, TX	100.0%	2011	8,000	100.0%	0.7%
Aaron's	Artesia, NM	100.0%	2008	8,000	100.0%	0.7%
Dollar General	Eden, NC	100.0%	2010	10,640	100.0%	0.7%	✓
Dollar General	Middleburg, FL	100.0%	2012	9,026	100.0%	0.6%	✓
Dollar General	Fort Braden, FL	100.0%	2011	9,100	100.0%	0.6%	✓
Family Dollar	Wichita, KS	100.0%	2012	8,320	100.0%	0.6%
Aaron's	Snyder, TX	100.0%	2013	7,000	100.0%	0.6%
O'Reilly Auto Parts	Atmore, AL	100.0%	2006	6,400	100.0%	0.4%	✓

Subtotal				464,894	100.0%	35.5%
Industrial:
McJunkin Red Man	Odessa, TX	10.0%	1981/2015	100,738	100.0%	6.8%
Gander Mountain(4)	Lebanon, IN	10.0%	2000	226,746	100.0%	5.2%
Domino's Pizza	Odenton, MD	100.0%	2001	70,000	100.0%	5.1%	✓
Monsanto	Morton, IL	100.0%	2014	100,000	100.0%	3.3%	✓
Illinois Tool Works	St. Charles, MO	100.0%	1994	90,356	100.0%	3.3%	✓
Cathedral Energy Svcs.	Oklahoma City, OK	100.0%	2015	35,850	100.0%	2.6%
FedEx Corp.	Jackson, MI	100.0%	1998	19,616	100.0%	0.7%	✓
FedEx Ground	Alamosa, CO	100.0%	2012	7,104	100.0%	0.7%

Subtotal				650,410	100.0%	27.8%
Medical:
BioLife Plasma Svcs.	Longmont, CO	100.0%	2015	16,694	100.0%	3.9%	✓
BioLife Plasma Svcs.	American Fork, UT	100.0%	2015	16,694	100.0%	3.6%	✓
BioLife Plasma Svcs.	Greenwood, IN	100.0%	2016	16,694	100.0%	3.6%	✓
BioLife Plasma Svcs.	Riverton, UT	100.0%	2015	16,694	100.0%	3.4%	✓
Fresenius Medical Care	Lubbock, TX	45.6%	1966/2013	16,872	100.0%	2.4%
Fresenius Medical Care	Carbondale, IL	45.6%	2014	16,773	100.0%	2.0%
Cleveland Clinic	Mentor, OH	100.0%	1990	7,810	100.0%	1.1%	✓
Fresenius Medical Care(3)	Memphis, TN	100.0%	1952/2013	6,999	100.0%	0.7%

Subtotal				115,230	100.0%	20.8%
Office:
Horizon Blue Cross Blue Shield of NJ	Mt. Laurel, NJ	100.0%	2001	87,460	100.0%	8.4%	✓
CVS/Caremark	Mt. Prospect, IL	100.0%	1981/2014	123,118	100.0%	7.5%

Subtotal				210,578	100.0%	15.9%
Total/Weighted Average				1,441,112	100.0%	100.0%

(1)
Includes all ABR attributable to each property. We own interests in seven of our properties ranging from 10.0% to 45.6% as of December 31, 2016 and from 10.0% to 27.6% as of March 31, 2017. See "— Section 1031 Exchange Program." Although the percentage of

  ABR for these properties is presented on a consolidated basis, we are only entitled to our pro rata share of net cash flows generated by these properties.

(2)
Tenant or lease guarantor has an investment grade credit rating from a major rating agency or has an obligation that has been so rated. An investment grade credit rating refers to a published long-term credit rating of Baa3/BBB– or above from one or both of Moody's Investors Service, Inc. and Standard & Poor's Ratings Services.

(3)
Family Dollar and Fresenius Medical Care are both tenants of the same property located in Memphis, TN.

(4)
On March 10, 2017, Gander Mountain filed a voluntary bankruptcy petition and has stopped paying rent to us. See "Risk Factors — Gander Mountain, a tenant at a property held in one of our DSTs, has filed a voluntary bankruptcy petition and has stopped paying rent to us."

Property Type Diversification

        The following table sets forth information relating to our portfolio by property type as of December 31, 2016.

Property Type	Number of Leases	Occupancy	Leasable Square Feet	Percentage of Leasable Square Feet	ABR per Leased Square Foot	ABR(1)	Percentage of ABR(1)
Retail	31	100.0%	464,894	32.3%	$10.90	$5,069,002	35.5%
Industrial	8	100.0%	650,410	45.1%	6.10	3,967,698	27.8%
Medical	8	100.0%	115,230	8.0%	25.78	2,970,579	20.8%
Office	2	100.0%	210,578	14.6%	10.83	2,279,857	15.9%

Total/Weighted Average	49	100.0%	1,441,112	100.0%	$9.91	$14,287,136	100.0%

(1)
Includes all ABR attributable to each property. We own interests in seven of our properties ranging from 10.0% to 45.6% as of December 31, 2016 and from 10.0% to 27.6% as of March 31, 2017. See "— Section 1031 Exchange Program." Although the percentage of ABR for these properties is presented on a consolidated basis, we are only entitled to our pro rata share of net cash flows generated by these properties.

Industry Diversification

        The following table sets forth information relating to our portfolio by industry as of December 31, 2016.

Industry	Number of Leases	Leased Square Feet	Percentage of Leased Square Feet	ABR(1)	Percentage of ABR(1)
Pharmaceutical Manufacturing	4	66,776	4.6%	$2,081,942	14.6%
Sporting Goods	3	370,204	25.7%	2,047,510	14.3%
Dollar Stores	17	156,944	10.9%	1,848,361	13.0%
Oil & Gas Equipment & Services	2	136,588	9.5%	1,345,701	9.4%
Health Insurance	1	87,460	6.1%	1,202,575	8.4%
Pharmaceutical Services	1	123,118	8.5%	1,077,282	7.5%
Restaurants — Quick Service	1	70,000	4.9%	735,000	5.1%
Kidney Dialysis Centers	3	40,644	2.8%	724,637	5.1%
Wholesale Clubs	1	70,061	4.9%	597,739	4.2%
Agricultural Equipment	1	100,000	6.9%	472,536	3.3%
Hardware & Fastener Manufacturing	1	90,356	6.3%	469,851	3.3%
Automotive Parts	4	25,500	1.8%	401,496	2.9%
Home Furnishings	4	35,359	2.4%	399,804	2.8%
General Merchandise	1	18,800	1.3%	204,000	1.4%
Express Delivery Services	2	26,720	1.8%	200,850	1.4%
Restaurants — Casual Dining	1	6,650	0.5%	189,852	1.3%
Healthcare — Physical Rehabilitation	1	7,810	0.5%	164,000	1.1%
Automotive Services	1	8,122	0.6%	124,000	0.9%

Total/Weighted Average	49	1,441,112	100.0%	$14,287,136	100.0%

(1)
Includes all ABR attributable to each property. We own interests in seven of our properties ranging from 10.0% to 45.6% as of December 31, 2016 and from 10.0% to 27.6% as of March 31, 2017. See "— Section 1031 Exchange Program." Although the percentage of ABR for these properties is presented on a consolidated basis, we are only entitled to our pro rata share of net cash flows generated by these properties.

Tenant Diversification

        Our portfolio of properties has a stable and diversified tenant base. As of December 31, 2016, our properties were 100% leased to 23 tenants operating in 18 different industries, with approximately 46% of our ABR from leases with tenants or lease guarantors that have an investment grade credit rating from a major rating agency or have an obligation that has been so rated. We intend to maintain a diversified mix of tenants to limit our exposure to any one tenant or industry.

        The following table sets forth information about the 10 largest tenants in our portfolio based on ABR:

Tenant	Property Type	Number of Properties Leased to Tenant	Leased Square Feet	Percentage of Leased Square Feet	ABR(1)	Percentage of ABR(1)	Investment Grade Rated Tenant/ Lease Guarantor(2)
BioLife Plasma Svcs.	Medical	4	66,776	4.6%	$2,081,942	14.6%	✓
Academy Sports(3)	Retail	2	143,458	10.0%	1,303,750	9.1%
Horizon Blue Cross Blue Shield of NJ	Office	1	87,460	6.1%	1,202,575	8.4%	✓
Dollar General	Retail	10	95,354	6.6%	1,089,297	7.6%	✓
CVS/Caremark	Office	1	123,118	8.5%	1,077,282	7.5%
McJunkin Red Man(3)	Industrial	1	100,738	7.0%	978,238	6.8%
Family Dollar	Retail	7	61,590	4.3%	759,062	5.3%
Gander Mountain(3)(4)	Industrial	1	226,746	15.7%	743,760	5.2%
Domino's Pizza	Industrial	1	70,000	4.9%	735,000	5.1%	✓
Fresenius Medical Care(3)	Medical	3	40,644	2.8%	724,637	5.1%

Total		31	1,015,884	70.5%	$10,695,543	74.7%

(1)
Includes all ABR attributable to each property. We own interests in seven of our properties ranging from 10.0% to 45.6% as of December 31, 2016 and from 10.0% to 27.6% as of March 31, 2017. See "— Section 1031 Exchange Program." Although the percentage of ABR for these properties is presented on a consolidated basis, we are only entitled to our pro rata share of net cash flows generated by these properties.

(2)
Tenant or lease guarantor has an investment grade credit rating from a major rating agency or has an obligation that has been so rated. An investment grade credit rating refers to a published long-term credit rating of Baa3/BBB– or above from one or both of Moody's Investors Service, Inc. and Standard & Poor's Ratings Services.

(3)
We own a partial interest in the properties leased by Academy Sports, Gander Mountain and McJunkin Red Man, and a partial interest in two of the three properties leased by Fresenius Medical Care.

(4)
On March 10, 2017, Gander Mountain filed a voluntary bankruptcy petition and has stopped paying rent to us. See "Risk Factors — Gander Mountain, a tenant at a property held in one of our DSTs, has filed a voluntary bankruptcy petition and has stopped paying rent to us."

Lease Expirations

        As of December 31, 2016, our weighted average in-place remaining lease term was 10.9 years (based on ABR). We have no lease expirations until 2019, and only 5.7% of our leases (based on ABR) expire through 2022. The following table sets forth a summary schedule of our lease expirations for leases in place as of December 31, 2016. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

For the Year Ending December 31,	Number of Leases Expiring	Expiring Leasable Square Feet	Percentage of Expiring Leasable Square Feet	ABR(1)	Percentage of ABR(1)	ABR per Leased Square Foot	ABR at Expiration(2)	ABR per Leased Square Foot at Expiration
2017	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—
2019	1	6,100	0.4%	$108,008	0.8%	$17.71	$108,008	$17.71
2020	1	7,810	0.5%	164,000	1.1%	21.00	174,000	22.28
2021	3	26,500	1.8%	325,838	2.3%	12.30	325,838	12.30
2022	2	16,284	1.1%	211,517	1.5%	12.99	211,517	12.99
2023	9	172,175	11.9%	1,394,956	9.8%	8.10	1,461,742	8.49
2024	5	517,220	35.9%	3,135,897	21.9%	6.06	3,578,750	6.92
2025	9	97,321	6.8%	1,112,140	7.8%	11.43	1,149,307	11.81
Thereafter	19	597,702	41.6%	7,834,780	54.8%	13.11	9,297,583	15.56

Total/ Weighted Average	49	1,441,112	100.0%	$14,287,136	100.0%	$9.91	$16,306,745	$11.32

(1)
Includes all ABR attributable to each property. We own interests in seven of our properties ranging from 10.0% to 45.6% as of December 31, 2016 and from 10.0% to 27.6% as of March 31, 2017. See "— Section 1031 Exchange Program." Although the percentage of ABR for these properties is presented on a consolidated basis, we are only entitled to our pro rata share of net cash flows generated by these properties.

(2)
Includes fixed contractual rent escalations.

Competitive Strengths

        We believe that we distinguish ourselves from other owners of single-tenant net lease real estate in the United States through the following competitive strengths:

  •
  High Quality, Diversified Portfolio.  As of December 31, 2016, we wholly owned, or had an ownership interest in, 48 properties located in 21 states that were 100% leased to 23 tenants operating in 18 different industries. Our portfolio is diversified not only by tenant, industry and geography, but also by property type, which we believe differentiates us from certain other net lease REITs and further reduces risk and enhances cash flow stability. Our portfolio contained 31 retail properties that generated 35.5% of our ABR, eight industrial properties that generated 27.8% of our ABR, seven medical office properties that generated 20.8% of our ABR and two other single-tenant office properties leased to healthcare tenants that generated 15.9% of our ABR. Approximately 46% of our ABR was from leases with tenants or lease guarantors that have an investment grade credit rating from a major rating agency or have an obligation that has been so rated. As of December 31, 2016, the weighted average age of our properties was approximately 9 years (based on ABR). We believe that the high quality and diversification of our portfolio helps reduce the risks associated with adverse developments affecting any particular tenant, industry, geography or property type.

  •
  Demonstrated Acquisition Track Record with Robust Pipeline.  Our company has been actively investing in single-tenant net lease real estate since 2012, having acquired 51 net lease properties in 44 transactions. We have developed a reputation as a credible and active buyer of single-tenant net lease real estate within the industry and we believe our reputation provides us access to acquisition opportunities that may not be available to our competitors. Historically, our senior management team has been able to leverage its extensive network of long-standing relationships with owners, tenants, developers, brokers, lenders, private equity firms and other participants in the real estate industry to access a wide variety of acquisition opportunities, which has often resulted in the acquisition of properties that were not broadly marketed. In 2016, we sourced approximately 500 single-tenant net lease properties with an aggregate estimated value of approximately $15 billion that we identified as warranting investment consideration after an initial review. As of the date of this prospectus, we have identified and are in various stages of reviewing 113 properties, with an aggregate estimated value of approximately $796 million. There can be no assurance that we will pursue the acquisition of any of the properties that we are currently evaluating, or if we pursue the acquisition of any such property, that we will complete the acquisition of any property. We believe that our knowledge of the net lease market, reputation as a credible and active buyer and extensive network of long-standing relationships will provide us access to a pipeline of attractive investment opportunities, which will enable us to grow and further diversify our portfolio.

  •
  Disciplined Investment Approach and Rigorous Underwriting Process.  We have developed and implemented rigorous processes and procedures that integrate the analysis of the real estate attributes, tenant credit and lease structure of each property that we consider acquiring, which we believe allows us to acquire properties that provide attractive risk-adjusted returns. Key components of our analysis include assessing the probability of tenant retention during the lease term and upon lease expiration, understanding alternative uses and users of each property, and evaluating replacement rents on the basis of in-place rents versus estimated market rents. We seek to mitigate investment risks through intensive real estate, credit and lease structure analysis, as well as ongoing monitoring of tenants, tenant business performance at the property, industry trends and local real estate markets. In 2016, we evaluated over $15 billion of potential single-tenant net lease property acquisitions, and through our disciplined investment process we submitted non-binding letters of intent on approximately $592 million of these properties, representing less than 4% of the properties we evaluated.

  •
  Experienced Management Team with Scalable Platform.  Our senior management team has extensive net lease real estate and public and private REIT management experience. In November 2008, William P. Dioguardi, our Chairman and Chief Executive Officer, founded Four Springs Capital, LLC and has led the acquisition and asset management of all of the properties in our portfolio since our inception. Coby R. Johnson, our President and Chief Operating Officer, joined Four Springs Capital, LLC as a Managing Director in October 2010 and co-founded the company with Mr. Dioguardi in July 2012 to continue and expand the net lease investment activities of Four Springs Capital, LLC. Other members of our senior management team, namely John E. Warch, our Chief Financial Officer, Jared W. Morgan, our Senior Vice President, Head of Acquisitions, and Cynthia M. Daly, our Vice President, Underwriting, previously served in senior management roles at public net lease REITs prior to joining our company. Mr. Warch previously served as Senior Vice President and Chief Accounting Officer of CapLease, Inc. (previously NYSE: LSE), Mr. Morgan previously served as Vice President of Acquisitions at Spirit Realty Capital, Inc. (NYSE: SRC), and Ms. Daly previously served as Executive Vice President and a member of the Board of Directors of Monmouth Real Estate Corporation (NYSE: MNR). Since our inception, our management team has also developed and implemented internal processes, procedures and controls to establish a scalable infrastructure that we believe will allow us to grow efficiently.

  •
  Growth-Oriented Capital Structure.  Upon completion of this offering and the application of a portion of the net proceeds to repay amounts outstanding under our credit facility and term loan, we expect to have $         million of total indebtedness resulting in a pro forma debt-to-market capitalization of        % (based on the midpoint of the price range set forth on the cover page of this prospectus). We will have no debt maturities prior to February 2022, and the weighted average maturity of our pro forma indebtedness will be 7.5 years. We expect to have an undrawn $150 million credit facility with an accordion feature that will provide us with up to an additional $100 million of borrowing capacity, subject to certain conditions. We believe our borrowing capacity under our credit facility, combined with the net proceeds from this offering remaining after repayment of the outstanding balance of our credit facility and term loan, and our ability to use OP units as acquisition currency, which will provide us with financial flexibility to make opportunistic investments and fund future growth.

  •
  Stable and Predictable Cash Flows.  All of our properties are 100% occupied and as of December 31, 2016, had a weighted average remaining lease term of 10.9 years (based on ABR). We have no lease expirations until 2019, and only 5.7% of our leases (based on ABR) expire through 2022. Additionally, based on ABR, approximately 84% of our leases provide for fixed or CPI-based contractual increases in future base rent. On a portfolio wide basis, the average annual contractual base rent increase is approximately 1.2% (excluding CPI-based rent increases). Furthermore, all of our leases are structured as net leases, which generally require our tenants to pay substantially all of the operating expenses related to the property, including real estate taxes, utilities, maintenance and insurance, as well as certain capital expenditures. Commercial properties that are not subject to net leases generally are subject to greater volatility in operating results due to unexpected increases in operating costs or unforeseen capital expenditures. As a result, we believe that our net lease terms minimize the potential impact of inflation on our property-level operating expenses and reduce our exposure to significant capital expenditures, which we believe enhances the stability and predictability of our cash flows.

Business Objectives and Strategies

        Our objective is to own and manage a diversified portfolio of single-tenant net lease real estate that maximizes cash available for distribution and delivers sustainable long-term risk-adjusted returns to our shareholders. We believe we can achieve our objective through the following strategies:

  •
  Grow Our Portfolio Through Attractive Acquisitions.  We intend to continue to grow our portfolio of single-tenant net lease real estate by making disciplined acquisitions, including sale-leaseback transactions, that enhance our portfolio's diversification by tenant, industry, geography and property type. We intend to utilize our network of owners, tenants, developers, brokers, lenders, private equity firms and other participants in the real estate industry to source our acquisitions and believe that our relationships will continue to provide us with access to a pipeline of attractive investment opportunities. We plan to continue to acquire single-tenant properties with purchase prices generally ranging from $5 million to $25 million that are net leased on a long-term basis with contractual rent increases to investment grade and other tenants that we determine to be creditworthy. RCG, a nationally recognized real estate consulting firm, estimates the size of the single-tenant net lease market to be greater than $4 trillion. According to Real Capital Analytics, 2016 investment volume in the single-tenant property types that we primarily target was approximately $55.0 billion, consisting of $15.0 billion of retail, $17.0 billion of industrial and $23.0 billion of office (which includes medical office properties). We believe that based on this volume, there will continue to be substantial investment opportunities for us to further grow and diversify our portfolio.

  •
  Utilize Our Disciplined Investment Approach and Rigorous Underwriting Processes to Enhance Our Portfolio.  Our primary investment strategy is to acquire, own and actively manage a diversified portfolio of single-tenant, income producing retail, industrial, medical and other office properties throughout the United States that are subject to long-term net leases. In order to reduce the risks associated with adverse developments affecting a particular tenant, industry, geography or property type, we have assembled, and will seek to maintain, a portfolio that is diversified accordingly. We believe that the market knowledge, systems and analysis that we employ in our underwriting process allow us to efficiently analyze the risks associated with each property's ability to produce cash flow going forward. We blend real estate analysis with tenant credit and lease analysis to make an assessment of expected cash flows to be realized in future periods.

    For each property, our analysis primarily focuses on evaluating the following:

  •
  Real Estate.  Within the context of the relevant market and submarket, we evaluate the suitability of the property for the specific business conducted there and the industry in which the tenant operates, the prospect for re-tenanting or selling the property if it becomes vacant, and whether or not the property has expansion potential. We also evaluate alternative uses for each property, as well as other potential users and estimated replacement rents.

  •
  Tenant Credit.  We evaluate the tenant's credit profile by focusing on data and information specific to the tenant's financial status and the industry in which it operates. For the tenant's financial status, we evaluate, to the extent available, the tenant's current and historical financial statements, capital sources, earnings expectations, operating risks, and general business plan. For the tenant's industry, we evaluate, among other things, relevant industry trends and the tenant's competitive market position.

  •
  Lease Structure.  We evaluate the tenant and landlord obligations contained within the existing or proposed lease as well as the remaining lease term, any contractual annual or periodic rent escalations and the existence of any termination or assignment provisions.

  •
  Tenant Retention.  We assess the tenant's use of the property and the degree to which the property is strategically important to the tenant's ongoing operations, the tenant's potential cost to relocate, the supply/demand dynamic in the relevant submarket and the availability of suitable alternative properties. We believe tenant retention tends to be greater for properties that are strategically important to the tenant's business and where the potential costs to relocate are high.

  •
  Capitalize on Contractual Rent Increases.  We plan to continue to purchase properties with leases that provide for contractual rent increases. As of December 31, 2016, based on ABR, approximately 84% of our leases provide for fixed or CPI-based contractual increases in future base rent. Of these leases, 93% contain fixed contractual rental increases, and the remaining 7% contain increases based on the lesser of a fixed contractual percentage increase and the increase in the CPI. On a portfolio wide basis, as of December 31, 2016, the average annual contractual base rent increase is approximately 1.2% (excluding CPI-based rent increases).

  •
  Employ Active Asset Management.  We are an active asset manager and regularly review each of our properties for changes in the credit of the tenant, business performance at the property, industry trends and local real estate market conditions. We monitor market rents relative to in-place rents and the amount of tenant capital expenditures in order to refine our tenant retention and alternative use assumptions. Our management team utilizes our internal credit diligence to monitor the credit profile of each of our tenants on an ongoing basis. We believe that this proactive approach enables us to identify and address issues expeditiously and to determine whether there are properties in our portfolio that are appropriate for disposition. We have sold three properties since our inception, all of which generated positive returns for our company, and we reinvested the net proceeds from those dispositions into our net lease properties.

  •
  Maintain a Flexible Capital Structure.  We believe our pro forma capital structure will provide us with the financial flexibility and capacity to implement our growth strategies. We intend to maintain a prudent capital structure and balance our use of various forms of equity and debt financing. To the extent practicable, we will also seek to maintain a debt profile with manageable near-term maturities. We believe that becoming a publicly-traded company will enhance our access to multiple forms of capital, including common and preferred equity, mortgage debt, revolving credit facilities, term loans and company-issued debt securities.

Our Investment Guidelines

Primary Investment Type

        Our primary focus is to acquire, own and actively manage properties with the following characteristics:

  •
  Single-tenant net lease properties with high quality tenants contributing to a diversified portfolio. Consistent with our acquisition strategy to date, we expect to acquire single-tenant properties that are net leased to tenants that we determine are creditworthy. We believe these properties offer benefits as compared to other types of commercial real estate due to the relative stability of cash flows from long-term leases as well as reduced property-level expenses and capital expenditures as a result of the net lease structure. In addition, in order to reduce the risks associated with adverse developments affecting a particular tenant, industry, geography or property, we plan to acquire properties that enhance the diversification of our portfolio.

  •
  Purchase price from $5 million to $25 million.  We generally focus on pursuing acquisitions in our target purchase price range because we believe there is less competition from larger institutions which typically target larger properties and portfolios. We have built an acquisition team that has significant experience negotiating, underwriting and acquiring these types of properties, which we believe gives us a competitive advantage over the local and regional investors we typically compete with for acquisitions. Furthermore, acquisitions in this size range allow us to minimize our portfolio's individual property concentration.

  •
  Long-term leases with contractual rental increases.  We focus on acquiring properties that have well-structured leases with remaining terms greater than ten years at the time of acquisition, which we believe positively contributes to the long-term stability of our properties' cash flows. In addition, we continue to focus on acquiring properties with leases that have contractual base rent increases, which contributes to ABR growth in future periods.

  •
  Retail, industrial, medical and other office properties.  We pursue the acquisition of the various retail, industrial, medical and office property types shown below. We believe our strategy to acquire multiple property types allows for (i) balanced exposure to additional industries and tenants thereby enhancing the diversification of our portfolio, and (ii) the acquisition of higher quality properties with stronger real estate fundamentals for tenants who lease multiple property types in their operations. For example, a retailer who leases not only retail locations but distribution facilities and office buildings.

  •
  Retail

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  General and discount retail.  Freestanding properties that are generally smaller single-floor structures with minimal specialized build out, such as dollar and convenience stores.

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  Specialty retail.  Freestanding single floor box properties focusing on specific product categories, such as automotive parts and home furnishing stores.

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  Special use retail.  Freestanding properties typically designed to accommodate a particular business, such as automotive related services including oil change facilities and auto repair shops.

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  Quick service and casual dining restaurants.  Quick service restaurants are typically smaller units and are characterized both by their fast food cuisine and minimal table service. Casual dining restaurants are typically larger format properties that offer full table service at mid-level price points.

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  Industrial

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  Distribution.  Large, single floor structures typically including modern characteristics such as ceiling heights in excess of 24 feet. These properties are primarily used for warehousing and distribution including logistics, fulfillment and cold storage.

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  Light manufacturing.  Large, single floor structures with ceiling heights in excess of 22 feet, which typically include production lines that assemble components produced elsewhere.

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  Flex/Office.  Versatile building type with ceiling heights typically under 18 feet and used for office space, light manufacturing, research and development or warehousing.

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  Medical

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  Physician clinics.  Freestanding healthcare facilities that are primarily devoted to the care of patients by physician groups, including specialists in cardiology, orthopedic, neurology and physical rehabilitation, which are often associated with major hospital systems.

  •
  Ambulatory, emergency and urgent care centers.  Freestanding healthcare facilities where surgical procedures and general care not requiring an overnight hospital stay are performed.

      •
      Radiology and oncology facilities.  Freestanding outpatient medical facilities with operators typically associated with major hospital systems.

      •
      Kidney dialysis and blood plasma clinics.  Freestanding outpatient medical facilities typically operated by large corporate tenants.

    •
    Office

    •
    Corporate and regional headquarters.  Properties used by companies as their national or regional headquarters.

    •
    Mission critical offices in core markets.  Properties that serve primary operational functions for companies.

    •
    Research and development offices.  Properties that house a company's research and development activities.

Other Investment Types

        While we generally plan to make acquisitions pursuant to our primary investment type guidelines, in the past we have opportunistically made investments that do not meet one or more of these criteria, and we may make additional investments that do not meet one or more of these criteria if we believe the opportunity will generate sufficient risk adjusted returns. Specifically, we may enter into sale-leaseback arrangements or make loans to real estate developers with respect to a specific net lease property that we plan to acquire upon completion of construction. We may acquire properties under development or that require substantial refurbishment or renovation. We also may acquire properties with shorter lease terms or no contractual rental escalations if the property is in an attractive location, the property is difficult to replace, or the property has other significant upside real estate attributes. Furthermore, we may acquire majority or minority interests in other entities (or business units of such entities) with investment objectives similar to ours or with management, investment or development capabilities that we deem desirable or advantageous to acquire. Our board of trustees has broad discretion to modify our investment policies in order for us to achieve our investment objectives.

Our Target Market

        The single-tenant net lease market is large and highly fragmented. RCG estimates the size of the single-tenant net lease market to be greater than $4 trillion. RCG's estimate includes net lease properties and properties occupied by a single tenant, which RCG believes serves as a proxy for the potential size of the net lease market. According to Real Capital Analytics, total 2016 U.S. investment volume in single-tenant net lease properties across the retail, industrial, medical and other office property types was approximately $55.0 billion, with over 30%, or $17.0 billion, of this investment volume relating to transactions in our $5 million to $25 million target investment size range. Furthermore, only approximately 13% of this volume was executed by publicly-traded REITs or real estate operating companies, and nearly 4,500 individual property transactions were completed. Based on RCG's single-tenant net lease market size estimate, the historical investment volume, and the number of transactions since 2010, we believe there will continue to be substantial investment opportunities for us to grow and further diversify our portfolio.

(1)
Source: Real Capital Analytics.

(2)
Includes medical office transactions.

Section 1031 Exchange Program

        Through a TRS, we have developed our Section 1031 Exchange Program to provide financing for properties in which we allow third-party investors who are seeking to reinvest the proceeds from sales of investment property in transactions that are eligible for favorable tax treatment under Section 1031 of the Code to acquire ownership interests in certain of our properties. Under the Section 1031 Exchange Program, we establish DSTs that each own one or more properties. We typically offer up to 90% of the equity interests of each DST to qualified investors with the remaining equity interests held by us. We jointly own seven of our properties through six DSTs in which we own equity interests ranging from 10.0% to 45.6% as of December 31, 2016 and from 10.0% to 27.6% as of March 31, 2017.

(1)
As of March 31, 2017.

        We receive a non-recurring acquisition fee from each DST for identifying, acquiring and financing its property, and an ongoing management fee for managing its ongoing affairs, which fees contribute to our cash flows. We retain control over each DST, including with respect to the management and disposition of its property, which provides us with a pipeline of properties that we have the right, but not the obligation, to acquire full ownership interests in for cash or for OP units if offered by the company and accepted by the third-party investors.

        Our Section 1031 Exchange Program offers real estate investors involved in a Section 1031 exchange certain benefits, including: (i) a turnkey solution with certainty of completion of the transaction for the investor as we have sourced and acquired the property and obtained debt financing, if applicable, and the investors merely acquire an ownership interest in the property; (ii) no management responsibilities typically associated with owning real estate as we provide or arrange for all property and asset management services, and (iii) enhanced diversification and an opportunity to participate in the growth of our company if an investor receives OP units upon a sale to us of their interest in a DST.

        The Operating Partnership typically has a two-tiered exchange option with respect to each DST that it may exercise after all third-party owners of DST interests have held their interests for one year. If the Operating Partnership exercises its exchange option on or before a date specified for each DST, each third-party interestholder may (i) exchange its interests in the DST for OP units or (ii) continue to hold its interests in the DST (the "Initial Exchange Option"). If the Operating Partnership exercises its exchange option after the earlier of its exercise of the Initial Exchange Option or a date specified for each DST, each third-party interestholder will be required to (i) exchange its interests in the DST for OP units or (ii) accept a cash amount equal to the then fair market value of its interests in the DST.

        We believe the Section 1031 Exchange Program provides us with an attractive means of financing a portion of our properties with equity capital provided by third-party investors while retaining control over the properties and providing us with the option to gain 100% ownership of the properties in the future if we so choose. Additionally, the Section 1031 Exchange Program allows us to further leverage our scalable operating platform and earn recurring management and non-recurring acquisition fees that we believe are an attractive supplement to our rental revenue.

        In connection with the sale of DST interests to third-party investors, we pay selling commissions and a dealer manager fee to a managing broker-dealer. Certain of our officers and employees are registered representatives of the managing broker-dealer and may receive a portion of such selling commissions. See "Certain Relationships and Related Party Transactions — Private Placement Broker-Dealer Compensation."

        These DSTs are included in our consolidated financial statements prepared in accordance with GAAP.

Common Share Restructuring Transaction

        We currently have            common shares issued and outstanding, substantially all of which are held by members of our board of trustees, senior management team and other employees. Immediately prior to the completion of this offering, we will complete a common share restructuring which will result in the holders of our common shares owning            common shares and            non-participating common shares. Holders of non-participating common shares will have no voting, dividend or distribution rights with respect to such shares, unless they are exchanged for common shares. The non-participating common shares will not be exchangeable for common shares unless we achieve certain performance-based financial milestones or if a change in control or a sale of all or substantially all of our assets takes place on or prior to            . If we achieve certain performance-based financial milestones or if a change in control or a sale of all or substantially all of our assets takes place on or prior to            , each non-participating common share will be exchangeable, at the election of the holder thereof, for one common share. We refer to this restructuring transaction herein as the "Common Share Restructuring Transaction." See "Description of Securities — Shares of Beneficial Interest — Non-participating Common Shares." Unless the context requires otherwise, all information included in the prospectus gives effect to the consummation of the Common Share Restructuring Transaction. As a result of the Common Share Restructuring Transaction, our outstanding options to purchase             common shares will instead entitle the holders thereof to purchase, in the aggregate,            common shares and            non-participating common shares, and all of these options will be exercisable immediately.

Regulation

General

        Our properties are subject to various laws, regulations, including regulations relating to fire and safety requirements, ordinances and affirmative and negative covenants and in some instances, common area obligations. Our tenants have primary responsibilities for compliance with these requirements pursuant to our lease agreements. We believe that each of our properties has the necessary permits and approvals to operate and conduct its business.

Americans With Disabilities Act

        Under Title III of the ADA, and rules promulgated thereunder, in order to protect individuals with disabilities, public accommodations must remove architectural and communication barriers that are structural in nature from existing places of public accommodation to the extent "readily achievable." In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, such altered portions are readily accessible to and usable by disabled individuals. The "readily achievable" and the standard take into account, among other factors, the financial resources of the affected site and the owner, lessor or other applicable person.

        Compliance with the ADA, as well as other federal, state and local laws, may require modifications to properties we currently own or may purchase, or may restrict renovations of those properties. Failure to comply with these laws or regulations could result in the imposition of fines or an award of damages to private litigants, as well as the incurrence of the costs of making modifications to attain compliance, and future legislation could impose additional obligations or restrictions on our properties. Although our tenants and borrowers are generally responsible for all maintenance and repairs of the property pursuant to our lease and other financing agreements, including compliance with the ADA and other similar laws or regulations, we could be held liable as the owner of the property for a failure of one of our tenants to comply with these laws or regulations.

Environmental Matters

General

        All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to human health and the environment. Certain of these laws and regulations may impose joint and several liabilities on certain statutory classes of persons, including owners or operators, for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. These laws and regulations apply to past and present business operations of our tenants and borrowers and the use, storage, handling and contracting for recycling or disposal of hazardous substances or wastes. Our tenants and borrowers are obligated to comply with environmental laws. Our leases and loans typically impose obligations on our tenants and borrowers to indemnify us from all or most compliance costs we may experience as a result of the environmental conditions on our properties. If a tenant or borrower fails to, or cannot comply, we may be required to pay such costs. We are not aware of any environmental condition with respect to any of our properties which would have a material adverse effect on our business, financial condition, liquidity or results of operations. We cannot predict whether new or more stringent laws relating to the environment will be enacted in the future or how such laws will impact the operations of businesses at our properties. Costs associated with an environmental event could be substantial.

Superlien Laws

        Under the laws of many states, contamination on a site may give rise to a lien on the site for clean-up costs. In several states, such a lien has priority over all existing liens, including those of existing mortgages. In these states, the lien of a mortgage may lose its priority to such a "superlien."

CERCLA

        The Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), imposes strict liability on present and past "owners" and "operators" of a contaminated site for the costs of clean-up. A secured lender may be liable as an "owner" or "operator" of a contaminated site if agents or employees of the lender have participated in the management of such site or in the operations of the tenant. Excluded from CERCLA's definition of "owner" or "operator" however, is a person "who without participating in the management of the facility, holds indicia of ownership primarily to protect his security interest." This is the so called "secured creditor exemption." With respect to most of the assets in our investment portfolio, we are the owner of the real property. However, with respect to a few of the assets in our investment portfolio, we are not the owner of the property but have a mortgage loan on the property. In both instances, we believe we meet the secured creditor exemption.

        Liability is not limited to the original or unamortized principal balance of a loan or to the value of the site securing a loan. CERCLA provides substantial protection to lenders by defining the activities in which a lender can engage and still have the benefit of the secured creditor exemption. In order for a lender to be deemed to have participated in the management of a site, the lender must actually participate in the operational affairs of the site or our tenant or borrower. CERCLA provides that "merely having the capacity to influence, or unexercised right to control" operations does not constitute participation in management. A lender may lose the protection of the secured creditor exemption only if it exercises decision-making control over our tenant's or borrower's environmental compliance and hazardous substance handling and disposal practices, or assumes responsibility for substantially all operational functions at the site or overall management encompassing day-to-day decision making with regard to environmental compliance. CERCLA also provides that a lender will continue to have the benefit of the secured creditor exemption even if it forecloses on a site, purchases it at a foreclosure sale or accepts a deed-in-lieu of foreclosure provided that the lender seeks to sell the site at the earliest practicable commercially reasonable time on commercially reasonable terms.

Certain Other Federal and State Laws

        Many states have statutes similar to CERCLA, and not all of those statutes provide for a secured creditor exemption. In addition, under federal law, there is potential liability relating to hazardous wastes and underground storage tanks under the Federal Resource Conservation and Recovery Act ("RCRA"). The definition of "hazardous substances" under CERCLA specifically excludes petroleum products. Subtitle I of RCRA governs underground petroleum storage tanks. The protections accorded to lenders under CERCLA are also accorded to the holders of security interests in underground petroleum storage tanks if the lender does not participate in management of the underground storage tanks and is not otherwise engaged in petroleum production, refining or marketing. It should be noted, however, that liability for cleanup of petroleum contamination may be governed by state law, which may not provide for any specific protection for secured creditors.

        In a few states, transfers of some types of sites are conditioned upon cleanup of contamination prior to transfer. In these cases, a lender that becomes the owner of a site through foreclosure, deed in lieu of foreclosure or otherwise, may be required to clean up the contamination before selling or otherwise transferring the site.

        Also, certain federal, state and local laws govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs"), in the event of the remodeling, renovation or demolition of a building. Such laws, as well as common law standards, may impose liability for re-leases of ACMs and may provide for third parties to seek recovery from owners or operators of sites for personal injuries associated with such re-leases.

        Beyond statute-based environmental liability, there exist common law causes of action (for example, actions based on nuisance or on toxic tort resulting in death, personal injury or damage to site) related to hazardous environmental conditions on a site. While it may be more difficult to hold a lender liable in such cases, unanticipated or uninsured liabilities of our tenant or borrower may jeopardize the tenant's or borrower's ability to meet its lease or loan obligations.

Additional Considerations

        The cost of remediating hazardous substance contamination at a site can be substantial. If a lender becomes liable, it can bring an action for contribution against the owner or operator who created the environmental hazard, but that individual or entity may be without substantial assets.

        If a lender forecloses on a mortgage secured by a site on which business operations are subject to environmental laws and regulations, the lender will be required to operate the site in accordance with those laws and regulations. Such compliance may result in substantial expense.

        In addition, a lender may be obligated to disclose environmental conditions on a site to government entities and/or to prospective buyers (including prospective buyers at a foreclosure sale or following foreclosure). Such disclosure may decrease the amount that prospective buyers are willing to pay for the affected site, sometimes substantially, and thereby decrease the ability of the lender to recoup its investment in a loan upon foreclosure.

Insurance

        Our leases and loan agreements typically provide that our tenants and borrowers will maintain insurance of the type and in the amounts that are usual and customary for similar types of commercial property, including adequate commercial general liability, fire, flood and extended loss insurance provided by reputable companies, with commercially reasonable exclusions, deductibles and limits. Under certain circumstances, however, we may permit certain tenants and borrowers to self-insure. Pursuant to such leases, our tenants are required to name us (and any of our lenders that have a mortgage on the property leased by the tenant) as additional insurers on their liability policies and additional named insured or loss payee (or mortgagee, in the case of our lenders) on their property policies. Depending on the location of the property, losses of a catastrophic nature, such as those caused by earthquakes and floods, may be covered by insurance policies that are held by our tenant with limitations such as large deductibles or co-payments that a tenant may not be able to meet.

        In addition to being a named insured on our tenants' liability policies, we separately maintain commercial general liability coverage in the event our tenants or borrowers do not obtain their required insurance. We also maintain full property coverage on all properties not occupied by our tenants and other property coverage as may be required by our lenders which are not required to be carried by our tenants under our leases.

Competition

        We face competition in the acquisition and financing of properties in developed areas from numerous investors, including traded and non-traded public REITs, private REITs, private equity investors, institutional investment funds, individuals, banks and insurance companies, some of which have greater financial resources than we do, a greater ability to borrow funds to acquire properties and the ability to accept more risk. We also believe that competition for real estate financing comes from middle-market business owners themselves, many of whom have had a historic preference to own, rather than lease, the real estate they use in their businesses. The competition we face may increase the demand for properties and, therefore, reduce the number of suitable acquisition opportunities available to us or increase the price we must pay to acquire such properties. This competition will increase if investments in real estate become more attractive relative to other forms of investment.

Employees

        As of December 1, 2016, we had 15 full-time employees, all of whom are located in our single office in Lake Como, New Jersey. Our staff is mostly comprised of professional employees engaged in origination, closing, financial reporting, portfolio management and capital markets activities essential to our business.

Legal Proceedings

        From time to time, we are party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition, liquidity or results of operations if determined adversely to us.

Corporate Information

        Our offices are located at 1901 Main Street in Lake Como, New Jersey 07719. Our telephone number is 877-449-8828. Our internet website is http://www.fsctrust.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in or otherwise a part of this prospectus.

MANAGEMENT

Executive Officers and Trustees

        Upon completion of this offering, our board of trustees will consist of seven members, including a majority of trustees who are independent within the meaning of the listing standards of the NYSE. Each of our trustees will be elected by our shareholders at our annual meeting of shareholders to serve until the next annual meeting of our shareholders and until his or her successor is duly elected and qualified. The first annual meeting of our shareholders after this offering will be held in June 2017. Subject to rights pursuant to any employment agreements, our officers serve at the pleasure of our board of trustees.

        The following table sets forth certain information concerning our trustees, our trustee nominee and our executive officers:

Name	Age	Position(s)
William P. Dioguardi	59	Chairman of the Board of Trustees, Chief Executive Officer
Coby R. Johnson	46	Trustee, President, Chief Operating Officer and Secretary
John E. Warch	59	Chief Financial Officer and Treasurer
Jared W. Morgan	45	Senior Vice President, Head of Acquisitions
Cynthia M. Daly	47	Vice President, Underwriting
Spencer F. Segura	64	Trustee
Stephen R. Petersen	61	Independent Trustee
James S. Vaccaro	60	Independent Trustee
Peter S. Reinhart	66	Independent Trustee
		Independent Trustee Nominee*

*
This individual has agreed to become a trustee upon completion of this offering and is expected to be an independent trustee under the rules of the NYSE.

        The board of trustees has determined that Stephen R. Petersen, James S. Vaccaro and Peter S. Reinhart are each an "independent director" as such term is defined by the applicable rules and regulations of the NYSE. We expect that our board of trustees will determine that                is also an independent director as so defined.

William P. Dioguardi, Chairman of Our Board of Trustees and Chief Executive Officer

        Mr. Dioguardi has served as the Chairman of our board of trustees and our Chief Executive Officer since our formation in July 2012. Mr. Dioguardi was the founding shareholder of Four Springs Capital, LLC, a real estate investment management firm focused on net lease real estate, in November 2008, where he led the acquisition and asset management of net lease properties through syndication to investors. Prior to Four Springs Capital, LLC, Mr. Dioguardi was President of Spencer Trask Ventures, Inc., a leading private equity firm based in New York City, at which Mr. Dioguardi led a team that invested in technology companies. Mr. Dioguardi also founded and built Vantage Securities, an investment banking firm that participated in public and private offerings of securities. Prior to founding Vantage, Mr. Dioguardi served in several senior roles of increasing responsibility at Integrated Resources Equity Corp., at the time the largest real estate syndication firm in the United States. Mr. Dioguardi received a B.S. degree in Business

Administration from Monmouth University. Active in community affairs for many years in Avon-by-the-Sea, New Jersey, Mr. Dioguardi served as Commissioner of Revenue and Finance from 1991 – 2003. In addition, from 2005 – 2015, he served as a member of the board of trustees of Monmouth University and the University's Investment Committee, which he chaired for several years. Our board believes that Mr. Dioguardi's strategic vision, intimate understanding of our history and operations and his extensive real estate and capital markets experience make him well-suited to serve as a trustee.

Coby R. Johnson, Member of Our Board of Trustees, President, Chief Operating Officer and Secretary

        Mr. Johnson has served as our President since June 2014 and as our Chief Operating Officer, Secretary and a trustee since our formation in July 2012. From October 2010 until July 2012, Mr. Johnson was a Managing Director of Four Springs Capital, LLC focusing on all aspects of net lease real estate acquisition and investment. Prior to joining Four Springs Capital, LLC, Mr. Johnson led the alternative investments group of a financial services firm, served in business development, operational and advisory roles for enterprises in industries including real estate, financial services and technology, and practiced corporate and securities law at major firms in Boston and Philadelphia. Mr. Johnson has participated in numerous real estate and capital markets transactions, including public and private equity and debt financings. Mr. Johnson received a B.A. in Economics from the University of Illinois — Urbana and a J.D. from Emory University School of Law. Our board believes that Mr. Johnson's familiarity with our history and operations, his experience as a participant in net lease financing and his extensive real estate and capital markets experience make him well-suited to serve as a trustee.

John E. Warch, Chief Financial Officer and Treasurer

        Mr. Warch has served as our Chief Financial Officer since September 2013 and as our Treasurer since April 2015. From August 2012 until September 2013, Mr. Warch was a Senior Consultant at David Landau & Associates, LLC, responsible for, among other things, Sarbanes-Oxley 404 compliance testing of real estate clients. From November 2006 until March 2012, Mr. Warch previously served as Senior Vice President and Chief Accounting Officer of CapLease, Inc. (previously NYSE: LSE), where he was responsible for all aspects of the financial infrastructure of a publicly-held real estate investment trust, managed financial and SEC reporting and compliance, oversaw Sarbanes-Oxley 404 compliance, and coordinated audits and reviews with independent accountants. Mr. Warch, is a Certified Public Accountant and earned a B.S. in Accounting and an M.B.A. in Finance from St. John's University.

Jared W. Morgan, Senior Vice President, Head of Acquisitions

        Mr. Morgan has served as our Senior Vice President, Head of Acquisitions, since August 2016. From May 2013 until July 2016, Mr. Morgan previously served as Vice President of Acquisitions at Spirit Realty Capital, Inc. (NYSE: SRC), responsible for sourcing new acquisitions in the marketplace. From August 2006 until July 2011, Mr. Morgan was the Vice President, Dispositions and Acquisitions, of Sovereign Investment Company, where he bought and sold over $2 billion of net lease assets. Mr. Morgan has served as Operating Partner of Excess Space Retail Services, Inc. and was co-founder of an Apollo Real Estate Advisors venture. Mr. Morgan earned a B.A. from Colby College.

Cynthia M. Daly, Vice President, Underwriting

        Ms. Daly has served as our Vice President, Underwriting since December 2016. From November 2012 until December 2016, Ms. Daly served as our Director of Acquisitions. Prior to joining the company, Ms. Daly was the founder of Sand Dollar Investments LLC, a real estate consulting firm, from March 2008 until November 2012. From January 2001 until November 2010, Ms. Daly served as Executive Vice President and Director of Monmouth Real Estate Investment Corporation (NYSE: MNR), a REIT focused on net lease industrial properties. Ms. Daly earned a B.A. in English from Lafayette College and an M.B.A. from Monmouth University.

Spencer F. Segura, Member of Our Board of Trustees

        Mr. Segura has served as a trustee since our formation in July 2012. Mr. Segura has been managing his family office for over five years. Mr. Segura was formerly Senior Managing Director of Spencer Trask Ventures, Inc., which he joined in 1995 and oversaw the development and financing of numerous early-stage companies. He co-founded or provided initial equity capital for several portfolio companies, including companies such as Faroudja, Next Level Communications, Prospect Medical, and Arrive Technologies. Prior to Spencer Trask, he held positions in the financial services industry, including at Oppenheimer & Co. Mr. Segura earned a B.A. in History from the University of California at Los Angeles and a J.D. from Loyola Law School. Mr. Segura serves on the board of trustees of Imthera Medical Inc., a privately funded company that has developed a neuro-stimulation medical device for the treatment of Obstructive Sleep Apnea. Our board believes that Mr. Segura's extensive investment banking and capital markets experience and his expertise in finance make him well-suited to serve as a trustee.

Stephen R. Petersen, Member of Our Board of Trustees

        Mr. Petersen has served as a trustee since March 2014. Mr. Petersen has been a Managing Director at Seaward Management, an independent investment management firm, since October 2013. Previously, Mr. Petersen served as Senior Vice President, Investments at Fidelity Investments for approximately 32 years. During his tenure at Fidelity, Mr. Petersen served as a Portfolio Manager and Group Leader (Income-Growth Team with $4 billion of AUM) of The Fidelity Management Trust Company and was responsible for managing several equity income and balanced mutual funds (Fidelity Equity Income Fund) (1993 - 2011), Fidelity Balanced Fund (1996-1997), Fidelity VIP Equity-Income Fund (1997-2011), Fidelity Puritan Fund (2000-2007), Fidelity Advisor Equity-Income Fund (2009-2011), and Fidelity Equity-Income II (2009-2011). Mr. Petersen received a B.B.A. in Finance and an M.S. in Finance from the University of Wisconsin-Madison. Mr. Petersen serves on the Board of the University of Wisconsin Foundation and Chairs its Traditional Asset Committee. Our board believes that Mr. Petersen's extensive investment management experience and his expertise in finance make him well-suited to serve as a trustee.

James S. Vaccaro, Member of Our Board of Trustees

        Mr. Vaccaro has served as a trustee since March 2014. Mr. Vaccaro has been the President and CEO of Manasquan Savings Bank since August 2012. Previously, Mr. Vaccaro served from January 2008 to March 2011 as Chairman, President and CEO of Central Jersey Bancorp, parent company of Allaire Community Bank and Monmouth Community Bank, which he helped found.

Mr. Vaccaro also served in various capacities at Central Jersey Bank and Trust Company including executive vice president, treasurer, CFO and as a member of its board of directors. Mr. Vaccaro received a B.S. in Economics from Ursinus College. Mr. Vaccaro is a member of the board of trustees for Saint Barnabas Corporation, Monmouth Medical Center, the New Jersey Repertory Theater, and Monmouth University. Mr. Vaccaro also serves as the chairman of the board of Visiting Nurses Association of Central New Jersey, is on the advisory board of Interfaith Neighbors and the leadership council of Prevention First. Mr. Vaccaro was recently elected as the Second Vice Chair of board of directors of the New Jersey Bankers Association. Our board believes that Mr. Vaccaro's extensive knowledge and experience in business and operational strategy across a wide range of industry sectors make him well-suited to serve as a trustee.

Peter S. Reinhart, Member of Our Board of Trustees

        Mr. Reinhart has served as a Trustee since October 2015. Since 2011, Mr. Reinhart has served as the Director of the Kislak Real Estate Institute and Specialist Professor at Monmouth University. Previously, for thirty-three years Mr. Reinhart served in senior management roles at Hovnanian Enterprises, Inc. (NYSE: HOV), a large, national home builder. While at Hovnanian Mr. Reinhart served as Senior Vice President and General Counsel for 28 years and served on its board of directors for 18 years. Mr. Reinhart is Vice Chair of the board of trustees of Hackensack Meridian Health Corporation, and the current Chairman of New Jersey Future, the leading land use policy organization in New Jersey. He is the past president of the New Jersey Builders Association, previously served on the Council on Affordable Housing for ten years and was a member of the Real Estate Task Force of New Jersey Governor Whitman's Economic Master Plan Commission. He is a graduate of Franklin and Marshall College and Rutgers Camden Law School. Our board believes that Mr. Reinhart's experience serving as a member of several boards and his extensive experience in real estate and corporate governance make him well-suited to serve as a trustee.

Family Relationships

        There are no family relationships among any of our trustees or executive officers.

Corporate Governance Profile

        We have structured our corporate governance in a manner that we believe closely aligns our interests with those of our shareholders. Notable features of our corporate governance structure include the following:

  •
  our board of trustees is not classified and each of our trustees is subject to re-election annually;

  •
  of the seven persons who will serve on our board of trustees immediately after the completion of this offering, we expect that four of our trustees will be independent as independence is defined in Rule 10A-3 of the Exchange Act and under the NYSE listing standards;

  •
  we have a fully independent Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and our independent trustees will meet regularly in executive sessions without the presence of our corporate officers or non-independent trustees;

  •
  our board has determined that Mr. Vaccaro, the chair of our Audit Committee, qualifies as an "audit committee financial expert" as defined by the SEC;

  •
  we will opt out of the Maryland business combination and control share acquisition statutes; and

  •
  we do not have a shareholder rights plan.

Role of the Board in Risk Oversight

        Our board oversees a company-wide approach to risk management that is carried out by our executive officers. Our board will determine the appropriate risk for us generally, assess the specific risks faced by us and review the steps taken by our executive officers to manage those risks. While our board will maintain the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. Specifically, our Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it makes. Our Audit Committee oversees management of enterprise risks and financial risks, as well as potential conflicts of interests. Our Nominating and Corporate Governance Committee is responsible for overseeing the management of risks associated with the independence of our board.

Committees of Our Board of Trustees

        Our entire board of trustees will be responsible for supervising our business. However, our bylaws provide that our board of trustees may establish such committees as our board of trustees believes appropriate and in our best interests.

        The Board has three standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The charters of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available on our investor relations website at http://www.fsctrust.com. The Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

        Our Audit Committee consists of Messrs. Petersen, Vaccaro and Reinhart, with Mr. Vaccaro serving as the chair. The functions of our Audit Committee, among other things, include:

  •
  reviewing our financial statements, including any significant financial items or changes in accounting policies, with our senior management and independent registered public accounting firm;

  •
  reviewing our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters;

  •
  appointing and determining the compensation for our independent auditors;

  •
  establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and

  •
  reviewing and overseeing our independent registered public accounting firm.

        Our board has determined that Mr. Vaccaro qualifies as an "audit committee financial expert" as such term is defined by the SEC. Messrs. Petersen, Vaccaro and Reinhart are independent as independence is defined in Rule 10A-3 of the Exchange Act and under the NYSE listing standards. Our Audit Committee is comprised entirely of independent trustees.

Compensation Committee Interlocks and Insider Participation

        Our Compensation Committee consists of Messrs. Petersen, Vaccaro and Reinhart, with Mr. Petersen serving as the chair. The functions of our Compensation Committee, among other things, include:

  •
  reviewing and approving corporate goals and objectives relevant to the compensation of certain of our key executives, evaluating the performance of these executives in light of those goals and objectives, and determining the compensation of these executives based on that evaluation;

  •
  reviewing and approving executive officer and trustee compensation;

  •
  reviewing and approving overall compensation programs; and

  •
  administering our incentive compensation and equity-based plans.

        In order to comply with certain SEC and tax law requirements, our compensation committee (or a subcommittee of the compensation committee) must consist of at least two trustees that qualify as "non-employee directors" for the purposes of Rule 16b-3 under the Exchange Act and satisfy the requirements of an "outside director" for purposes of Section 162(m) of the Code. Each of Messrs. Petersen, Vaccaro and Reinhart qualify as a "non-employee director" under SEC Rule 16b-3 and as an "outside director" under Code Section 162(m).

        None of the members of our Compensation Committee have ever been an officer or employee of our company. None of our executive officers have served as a member of the board of trustees, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our trustees or on our Compensation Committee.

Nominating and Corporate Governance Committee

        Our Nominating and Corporate Governance Committee consists of Messrs. Petersen, Vaccaro and Reinhart, with Mr. Reinhart serving as the chair. The functions of our Nominating and Corporate Governance Committee, among other things, include:

  •
  identifying individuals qualified to become board members and recommending trustee nominees and board members for committee membership;

  •
  developing and recommending to our board corporate governance guidelines; and

  •
  overseeing the evaluation of our board and its committees and management.

Codes of Business Conduct and Ethics

        The board has adopted a Code of Business Conduct and Ethics that applies to our trustees, officers and employees. The current version of this code is available on our website at http://www.fsctrust.com and in print to any shareholder who requests copies by contacting our Secretary at 1901 Main Street, Lake Como, New Jersey 07719. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The company will promptly disclose to our shareholders, if required by applicable laws, any amendments to, or waivers from, provisions of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website http://www.fsctrust.com, rather than by filing a Form 8-K.

Trustee Compensation

        We pay each of our independent trustees $1,000 for each meeting of the board such trustee attends. Additionally, trustees will also be awarded non-qualified options to purchase common shares in amounts to be determined by the board of trustees, although there is no formal policy in place relating to the granting of equity awards to our trustees. The awards vest over a three year period and expire ten years after the grant date of the option. If a trustee is also an employee of our company, we do not pay compensation for services rendered as a trustee. All trustees are also reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at each meeting of our board of trustees.

        The following table presents the total compensation for each person who served as a member of our board of trustees during 2016. As indicated above, we did not pay any fees to, make any equity awards to, or pay any other compensation to Messrs. Dioguardi and Johnson, for their services as trustees. Messrs. Dioguardi and Johnson were separately compensated as executive officers of our company. See "Executive Compensation."

Trustee Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Stephen R. Petersen	$4,000	$7,500	$11,500
James S. Vaccaro	4,000	7,500	11,500
Peter S. Reinhart	4,000	7,500	11,500
Spencer Segura	—	—	—

(1)
The market value of each option award as of its issue date in accordance with FASB ASC Topic 718.

EXECUTIVE COMPENSATION

        The following members of our executive officers are the "named executive officers" for purposes of the SEC's compensation disclosure regulations for emerging growth companies: William P. Dioguardi, Coby R. Johnson, John E. Warch, Jared W. Morgan and Cynthia M. Daly. Robert J. Micera ceased services as our Chief Investment Officer as of July 29, 2016, and we hired Jared W. Morgan to serve as Senior Vice President, Head of Acquisitions effective as of August 1, 2016.

        Our Compensation Committee is responsible for making all executive compensation determinations. Our Compensation Committee has designed a compensation program with the objectives of attracting and retaining top management talent, linking compensation realized to the achievement of our short- and long-term strategic goals, and aligning shareholder and management interests by encouraging long-term shareholder value creation.

Summary Compensation Table

        The table below summarizes for each of the named executive officers the compensation amounts paid or earned for the years ended December 31, 2016, 2015 and 2014.

Name and Principal Position	Year	Salary	Bonus	Share Awards(1)	All other Compensation(2)	Total
William P. Dioguardi	2016	$300,000	$168,757	$—	$9,000	$477,757
Chief Executive Officer	2015	250,000	125,000	—	7,500	382,500
	2014	200,000	60,000	—	175	260,175
Coby R. Johnson	2016	240,000	135,000		7,200	382,200
President, Chief Operating	2015	220,000	100,000	—	6,000	326,000
Officer and Secretary	2014	160,000	60,000	—	—	220,000
John E. Warch	2016	220,000	74,712	22,500	7,495	324,707
Chief Financial Officer	2015	195,000	58,500	—	6,735	260,235
and Treasurer	2014	193,000	25,000	—	977	218,977
Robert J. Micera	2016	210,567	3,598	15,000	6,615	235,780
Former Chief	2015	187,500	52,500	—	6,520	246,520
Investment Officer(3)	2014	119,600	—	—	2,800	122,400
Jared W. Morgan	2016	87,668	103,750	54,000	—	245,418
Senior Vice President and	2015	—	—	—	—	—
Head of Acquisitions(4)	2014	—	—	—	—	—
Cynthia M. Daly	2016	160,000	32,085	11,250	5,690	209,025
Vice President, Underwriting	2015	150,000	30,000	—	4,500	184,500
and Former Director	2014	125,000	35,000	—	—	160,000
of Acquisitions

(1)
The market value of each equity award as of its issue date in accordance with FASB ASC Topic 718.

(2)
The following table sets forth the amounts of other compensation, including perquisites and other personal benefits, paid to, or on behalf of, our named executive officers included in the "All other Compensation Column." Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to us.

(3)
2014 compensation reflects a partial year of service beginning on May 27, 2014.

(4)
2016 compensation reflects a partial year of service beginning on August 1, 2016.

Name	Year	Professional Dues	Simple IRA Match(1)	Total
William P. Dioguardi	2016	$—	$9,000	$9,000
	2015	—	7,500	7,500
	2014	175	—	—
Coby R. Johnson	2016		7,200	7,200
	2015	—	6,000	6,000
	2014	—	—	—
John E. Warch	2016	895	6,600	7,495
	2015	885	5,850	6,735
	2014	977	—	977
Robert J. Micera	2016	2,725	3,850	6,615
	2015	2,020	4,500	6,520
	2014	2,800	—	2,800
Jared W. Morgan	2016	—	—	—
	2015	—	—	—
	2014	—	—	—
Cynthia M. Daly	2016	890	4,800	5,690
	2015	—	4,500	4,500
	2014	—	—	—

(1)
The Simple IRA plan and match began in 2015.

Compensation Policies

        Our executive officers, at the direction of our board, have reviewed our employee compensation policies, plans and practices to determine if they create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us. In conducting this evaluation, our executive officers have reviewed our compensation plans, including our long-term incentive plan and employment agreements, to evaluate risk and the internal controls we have implemented to manage those risks. In completing this evaluation, our board and executive officers believe that there are no unmitigated risks created by our compensation policies, plans and practices that create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us.

Employment Agreements with Executive Officers

        We have entered into separate employment agreements (each an "Employment Agreement" and collectively, the "Employment Agreements") with each of (i) Mr. Dioguardi, the Chairman of our board of trustees and our Chief Executive Officer, dated March 19, 2014, (ii) Mr. Johnson, a member of our board of trustees and our President, Chief Operating Officer and Secretary, dated March 19, 2014, (iii) Mr. Warch, our Chief Financial Officer and Treasurer, dated December 3, 2014; (iv) Mr. Micera, our former Chief Investment Officer, dated June 5, 2014, (v) Mr. Morgan, our Senior Vice President, Head of Acquisitions, dated August 1, 2016; (vi) Ms. Daly, our Vice President, Underwriting, dated December 3, 2014, and Mr. Morgan, our Senior Vice President, Head of Acquisitions, dated August 1, 2016 (each, an "Executive" and collectively, the "Executives"). The minimum base salaries of the Executives as set forth in their respective Employment Agreements are as follows: (i) Mr. Dioguardi, $200,000; (ii) Mr. Johnson, $160,000; (iii) Mr. Warch, $175,000; (iv) Mr. Micera, $150,000; (v) Mr. Morgan, $210,000 and (vi) Ms. Daly, $125,000.

        The base salaries of the Executives are set forth below, except the base salary of Mr. Micera is not included as he is no longer employed by the company:

Executive Officer	Title	2017 Salary
William P. Dioguardi	Chairman of the Board of Trustees, Chief Executive Officer	$345,000
Coby R. Johnson	Trustee, President, Chief Operating Officer and Secretary	276,000
John E. Warch	Chief Financial Officer and Treasurer	247,500
Jared W. Morgan	Senior Vice President, Head of Acquisitions	220,000
Cynthia M. Daly	Vice President, Underwriting	170,000

        The base salary of each of these employees is subject to review by the company no less frequently than annually for increase and the then current base salary may not be decreased. The company's board of trustees has the discretion to increase each Executive's respective base salary from time to time as it sees fit.

        The employment terms of each Employment Agreement are as follows: (i) Mr. Dioguardi, from March 19, 2014 until March 1, 2017 with automatic one-year renewals thereafter unless the Executive or we provides notice of non-renewal to the other party; (ii) Mr. Johnson, from March 19, 2014 until March 1, 2017 with automatic one-year renewals thereafter unless the Executive or we provides notice of non-renewal to the other party; (iii) Mr. Warch, from December 3, 2014 until December 31, 2017 with automatic one-year renewals beginning January 1, 2018 and thereafter unless the Executive or we provides notice of non-renewal to the other party; (iv) Mr. Morgan, from August 1, 2016 until December 31, 2017 with automatic one-year renewals beginning January 1, 2018 and thereafter unless the Executive or we provides notice of non-renewal to the other party; and (v) Ms. Daly, December 3, 2014 until December 31, 2017 with automatic one-year renewals beginning January 1, 2018 and thereafter unless the Executive or we provides notice of non-renewal to the other party. The Employment Agreement with Mr. Micera, our former Chief Investment Officer, was terminated on July 29, 2016 in connection with his separation from the company.

        During the term of the Employment Agreements, each Executive will have opportunities for bonuses and will have opportunities for incentive compensation comparable to those provided to other senior executives of the company and will be eligible to participate in all bonus and incentive compensation plans made available by the company, from time to time, to its senior executives. In addition, Mr. Dioguardi will be eligible to receive a cash bonus of $187,500,

Mr. Johnson will be eligible to receive a cash bonus of $150,000, Mr. Warch will be eligible to receive a cash bonus of $75,000, Mr. Morgan will be eligible to receive a cash bonus of $50,000 and Ms. Daly will be eligible to receive a cash bonus of $50,000 if we complete this offering while they are still an employee of the company. In addition, during the term of the Employment Agreements, each Executive will be eligible to participate in various medical, dental, disability, life insurance, pension and other employee benefit plans made available by the company, from time to time, to its senior executives.

        Each of the Employment Agreements provide that the relevant Executive will be obligated to devote all of his or her business time and effort to the performance of his or her duties to us, provided such Executive will be permitted to engage in specified activities, including civic, charitable, religious and industry related activities, management of personal investments and affairs and other activities specifically approved by our board of trustees so long as such activities do not interfere with the discharge of his or her duties and obligations to us.

        The Employment Agreements provide for severance payments upon the occurrence of:

  1.
  a termination of employment by the company without cause;

  2.
  a termination of employment upon and Executive's death or disability;

  3.
  a termination of employment by the Executive with good reason; and/or

  4.
  a termination of employment either (x) by the company without cause or (y) by the Executive with good reason, in each case within 12 months of a change in control.

        The Employment Agreements define "cause," "change in control," "disability" and "good reason" as follows:

        "Cause" means: (A) the Executive's conviction of, plea of nolo contendere to, or written admission of the commission of, a felony; (B) any material breach by the Executive of certain provisions of the Employment Agreement; (C) any act by the Executive involving moral turpitude, fraud or misrepresentation with respect to such Executive's duties for the company or its affiliates, which materially and adversely affects the company; or (D) gross negligence or willful misconduct on the part of the Executive in the performance of such Executive's duties as an employee, officer or member of the company or its affiliates (that in only the case of gross negligence results in a material economic harm to the company).

        "Change in control" means the occurrence of any one or more of the following events:

        (i)  an acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of        % or more of either (A) the then-outstanding common shares of the company (the "Outstanding Company Common Shares") or (B) the combined voting power of the then-outstanding voting securities of the company entitled to vote generally in the election of trustees (the "Outstanding Company Voting Securities");

       (ii)  a change in the composition of our board of trustees such that the individuals who, as of the date of the completion of this offering, constitute our board of trustees (such board of trustees shall be hereinafter referred to as the "Incumbent Board") cease for any reason to constitute at least a majority of our board of trustees; provided, however, that, for purposes of this section, any individual who becomes a member of our board of trustees subsequent to the completion of this offering, whose election, or nomination for election by the company's shareholders, was approved by a vote of at least a majority of those individuals who are members of our board of trustees and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered a member of the Incumbent Board; provided, further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than our board of trustees shall not be considered a member of the Incumbent Board;

      (iii)  the consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the company (a "Corporate Transaction"); excluding, however, such a Corporate Transaction pursuant to which (A) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the Outstanding Company Common Shares and Outstanding Company Voting Securities immediately prior to such Corporate Transaction will beneficially own, directly or indirectly, more than        % of, respectively, the outstanding common shares, and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of trustees, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation that as a result of such transaction owns the company or all or substantially all of the company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Common Shares and Outstanding Company Voting Securities, as the case may be, (B) no Person (other than the company, any employee benefit plan (or related trust) of the company or such corporation resulting from such Corporate Transaction) will beneficially own, directly or indirectly,        % or more of, respectively, the outstanding common shares of the corporation resulting from such Corporate Transaction or the combined voting power of the outstanding voting securities of such corporation entitled to vote generally in the election of trustees except to the extent that such ownership derives from ownership of a        % or more interest in the Outstanding Company Common Shares and/or Outstanding Company Voting Security that existed prior to the Corporate Transaction, and (C) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of trustees of the corporation resulting from such Corporate Transaction; or

      (iv)  the approval by shareholders of a complete liquidation or dissolution of the company.

        "Disability" means the mental or physical incapacity of the Executive such that (A) he or she qualifies for long-term disability benefits under a company-sponsored long-term disability policy or (B) the Executive has been incapable as a result of illness, disease, mental or physical disability, disorder, infirmity, or impairment or similar cause of performing such Executive's essential duties and responsibilities for any period of one hundred eighty (180) days (whether or not consecutive) in any consecutive three hundred sixty-five (365) day period.

        "Good reason" means the occurrence of any of the following conditions without the Executive's written consent: (A) a material reduction of the Executive's authority, duties and responsibilities, or the assignment to the Executive of duties materially inconsistent with the Executive's position or positions with the company; (B) a reduction in the Executive's rate of base salary; (C) a breach by the company of any material provision of such Executive's Employment Agreement; or (D) a transfer of the place of employment of more than thirty (30) miles from the company's principal executive offices.

        The Employment Agreements for Messrs. Warch and Morgan and Ms. Daly provide that, upon the occurrence of items 1 and 2 listed above, such Executive will be entitled to receive incentive bonus and other benefits that have been earned and accrued prior to the date of termination and in the case of Mr. Warch and Ms. Daly, severance pay equal to one times the then current base salary of such Executive, and in the case of Mr. Morgan, severance pay equal to one-half the sum of his then current base salary.

        The Employment Agreements for Messrs. Dioguardi and Johnson provide that, upon the occurrence of items 1, 2, and 3 listed above, such Executive will be entitled to receive incentive bonus and other benefits that have been earned and accrued prior to the date of termination and in the event of items 1 and 2 listed above, severance pay equal to 2.5 times the sum of the then current base salary and the average of the last two annual cash bonuses paid or agreed to be paid to each of the Executives, and in the event of item 3, severance pay equal to one times the then current base salary of such Executive.

        All of the Employment Agreements provide that with respect to item 4 listed above, each Executive will be entitled to receive incentive bonus and other benefits that have been earned and accrued prior to the date of termination and for Messrs. Dioguardi and Johnson, severance pay equal to 2.5 times the sum of the then current base salary and the average of the last two annual cash bonuses paid or agreed to be paid to each of the Executives, for Mr. Warch and Ms. Daly, severance pay equal to one times the sum of the then current base salary of each of the Executives and the average of the last two annual cash bonuses paid or agreed to be paid to each of the Executives, and for Mr. Morgan, severance equal to one-half the sum of his then current base salary and the average of the last two annual cash bonuses paid or agreed to be paid to him.

        The Employment Agreements also contain standard confidentiality provisions, which apply indefinitely and non-competition and non-solicitation provisions which apply during the term of the employment agreement (including renewals) and for one year following the employee's termination under certain circumstances.

        Pursuant to the terms of his Employment Agreement, upon the termination of his employment by the company, Mr. Micera became entitled to the continuation of his then current base salary for one year. Mr. Micera's base salary at the time of the termination of his employment with the company was $220,000. Mr. Micera received his first salary continuation payment on or about August 31, 2016. The company has a right of set-off with respect to any amounts earned by Mr. Micera during the one year period following the termination of his employment. Upon the termination of Mr. Micera's employment, Mr. Micera forfeited all 15,000 of his restricted common shares.

Simple Individual Retirement Account Plan

        We have enabled our employees who satisfy certain eligibility requirements to establish a Simple Individual Retirement Account ("Simple IRA") with a third-party administrator. Our named executive officers are eligible to participate in the plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation within prescribed limits, generally on a pre- or post-tax basis, through contributions to their Simple IRA. Currently, we match contributions made by participants in the Simple IRA up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for retirement savings and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and provides further incentives to our employees, including our named executive officers, in accordance with our compensation policies.

2014 Equity Incentive Plan

        In 2014, our board of trustees and our shareholders adopted the 2014 Equity Plan, pursuant to which our trustees, employees and certain other persons may be granted common shares, options to purchase common shares or other equity rights in the company. Our equity incentive plan is designed to enable us to attract, retain and compensate award recipients by increasing their equity interest in the company and strengthen the mutuality of interests between such individuals and our shareholders.

        Currently, there are 500,000 common shares authorized and reserved for issuance under our 2014 Equity Plan. As of December 31, 2016, options to purchase 40,000 common shares had been granted under the 2014 Equity Plan, 226,500 restricted shares had been granted under the 2014 Equity Plan and 233,500 shares remain available for future issuance. In the future, our board of trustees may increase the number of common shares authorized and reserved under the 2014 Equity Plan and may approve additional equity incentive plans. The terms of our equity incentive plans and any agreements thereunder will be determined by our board of trustees. We anticipate that no equity interest issued pursuant thereto may be exercised if such exercise would jeopardize our status as a REIT under the Code. We also expect that the total number of equity interests granted will not exceed 10% of the total outstanding shares at the time of grant.

        Upon the consummation of the Common Share Restructuring Transaction in connection with this offering, the time and performance-based vesting terms with respect to all outstanding restricted common shares and options to purchase common shares will terminate, and all such shares and options shall no longer remain subject to vesting.

Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth certain information regarding outstanding equity awards held by each of our named executive officers, except for Messrs. Dioguardi and Johnson, as of December 31, 2016.

Name	Number of Common Shares That Have Not Vested(1)	Market Value of Common Shares That Have Not Vested(2)
John E. Warch	28,334	$22,500
Jared W. Morgan	40,000	54,000
Cynthia M. Daly	20,834	11,250

(1)
Each restricted share grant vests ratably in three installments each year following the grant date for Mr. Warch and Ms. Daly. The restricted share grants for Mr. Morgan vest in two different ways, one grant vests ratably in three installments each year following the grant date, while the other vests as performance-based milestones are satisfied. In addition, upon the consummation of the Common Share Restructuring Transaction immediately prior to the completion of this offering, the time and performance-based vesting terms terminate and none of such common shares and non-participating common shares held by such named executive officers shall remain subject to vesting.

(2)
The market value of each equity award as of its issue date in accordance with FASB ASC Topic 718.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Related party transactions are transactions in which we are a participant where the amount involved exceeds $120,000, and a member of our board of trustees or a board nominee, an executive officer or a holder of more than 5% of our voting securities (or an immediate family member of any of the foregoing) has a direct or indirect material interest. In connection with this offering, we intend to implement a formal written policy relating to the review, approval or ratification of related party transactions. All past related party transactions were reported to, and approved by, our full board of trustees. Our board of trustees will consider all relevant facts and circumstances when deliberating such transactions, including whether the terms of the transaction are fair to us and whether the transaction is consistent with, and contributes to, the interests of the company.

        The following is a summary of related party transactions since January 1, 2014, other than compensation arrangements described under "Executive Compensation" and "Management — Trustee Compensation." The related party transactions listed below were all approved by our board of trustees.

Marketing Agreement

        Pursuant to a marketing agreement, effective as of January 1, 2015, the company engaged Four Springs Capital, LLC to provide marketing services for its real estate offerings in connection with the Section 1031 Exchange Program. The company paid Four Springs Capital, LLC a monthly fee of $10,000 per month for an aggregate amount of $120,000 during the year ended December 31, 2015. Messrs. Dioguardi and Segura are principals of, and have interests in, Four Springs Capital, LLC, and Mr. Johnson is an executive officer of Four Springs Capital, LLC. For the year ended December 31, 2016, the company paid $120,000 under this agreement. The agreement has an indefinite term; provided, however, that the agreement may be terminated by either party upon thirty days written notice, which may be waived if in writing signed by both parties.

Private Placement Broker-Dealer Compensation

        In connection with private offerings of its securities, the company paid two unaffiliated registered broker-dealers selling commissions and dealer manager fees of $1,816,867, $1,755,662 and $1,598,061 during the years ended December 31, 2016, 2015 and 2014, respectively. The registered broker-dealers re-allowed payments of $1,082,981, $536,514 and $836,737 during the years ended December 31, 2016, 2015 and 2014, respectively, to Mr. Dioguardi, the Registered Principal of Four Springs Capital, LLC, as the Office of Supervisory Jurisdiction, and Mr. Dioguardi remitted these entire amounts to Four Springs Capital, LLC which used these amounts to pay its expenses. In 2014, the registered broker-dealers re-allowed payments of $517,975 directly to certain brokers overseen by Four Springs Capital, LLC. Messrs. Dioguardi and Segura did not receive any of the proceeds from Four Springs Capital, LLC from these payments and do not receive any employment compensation from Four Springs Capital, LLC. Mr. Dioguardi owns 60% of the equity interests of Four Springs Capital LLC and Mr. Segura owns 40% of the equity interests of Four Springs Capital, LLC. Certain of our officers and employees are registered representatives of the broker-dealer and may receive a portion of such selling commissions.

Common Share Restructuring Transaction

        Upon completion of the Common Share Restructuring Transaction, Messrs. Dioguardi, Johnson and Segura together with certain members of our management team will hold in the aggregate                common shares and                non-participating common shares. See "Our Business."

Office Lease

        The company entered into an operating lease for its corporate office space commencing January 1, 2013 with a related party, 1900 Main Street, LC, LLC, which is owned by Messrs. Dioguardi and Segura. The lease term continues on a year-to-year basis and can be terminated by either party with 30 days' notice without cause. The monthly rent beginning January 1, 2016 is $6,500 per month with 1900 Main Street, LC, LLC, being responsible for all operating costs of the premises.

 POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

        The following is a discussion of certain of our investment policies. These policies have been determined by our board of trustees and, in general, may be amended or revised from time to time by our board of trustees without a vote of our shareholders.

Investments in Real Estate or Interests in Real Estate

        We conduct substantially all of our investment activities through our Operating Partnership and its subsidiaries. Our objective is to own and manage a diversified portfolio of single-tenant net lease real estate that maximizes cash available for distribution and delivers sustainable long-term risk adjusted returns to our shareholders. We have not established a specific policy regarding the relative priority of seeking to maximize cash available for distribution and delivering sustainable long-term risk adjusted returns. We intend to actively manage our existing portfolio and seek to grow our portfolio through attractive acquisitions. Our business focuses primarily on acquiring, owning and actively managing a diversified portfolio of single-tenant, income producing retail, industrial, medical and other office properties throughout the United States that are subject to long-term net leases. For a discussion of our properties and our business and other strategic objectives, see "Our Business."

        We expect to pursue our investment objective through the ownership by our Operating Partnership of properties, but we may also make investments in other entities, including joint venture entities. Future investment activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of tenant, industry, geography and property type, we do not have any limit on the amount or percentage of our assets that may be leased to any one tenant or invested in any one industry, geography or property type. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for U.S. federal income tax purposes. In addition, we may purchase or lease other income producing properties for long-term investment or sell such properties, in whole or in part, when we determine that circumstances warrant such an action.

        We may also participate with third parties in property ownership through investment vehicles, including joint ventures, partnership arrangements or other types of co-ownership. These types of investments may permit us to own interests in larger portfolios of properties and, therefore, provide us with flexibility in structuring our portfolio. We may participate in these investment vehicles even if we have funds available for investment. We will not, however, enter into an investment vehicle that would not otherwise meet our investment policies, as established or modified by our board of trustees from time to time.

        The structure and terms of the investment vehicles may vary and will depend on market conditions.

        We do not have a specific policy to acquire assets primarily for capital gain or primarily for income.

        We may issue common or preferred shares, or OP units in our Operating Partnership or other securities in exchange for real estate.

Investments in Real Estate Mortgages

        Our business strategy emphasizes equity investments in single-tenant net lease real estate and we have no current intention to invest in mortgages or to engage in originating, servicing or warehousing mortgages or other mortgage activities. However, our investment policies will not restrict our ability to invest in mortgages. Accordingly, we may, at the discretion of our board of trustees, invest in mortgages, including non-performing loans, and other types of real estate interests in the future, including, without limitation, participating in convertible mortgages; provided, in each case, investment is consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing such mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

        Subject to the gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity's common shares, limited liability or partnership interests, interests in another REIT or entry into a joint venture. We do not intend to underwrite securities of other issuers.

Equity Capital Policies

        To the extent that our board of trustees determines to obtain additional capital, we may issue debt or equity securities, including senior securities, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. Our board of trustees does not currently intend to cause us to repurchase any of our outstanding common shares.

Reporting Policies

        We intend to make available to our shareholders our annual reports, including our audited financial statements. After the completion of this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Investments in Other Securities

        Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred shares or common shares.

 PRINCIPAL SHAREHOLDERS

        The table below shows information with respect to the beneficial ownership of our common shares immediately before and after the completion of this offering, for:

  •
  each person or group of affiliated persons known to us to beneficially own more than 5% of our common shares;

  •
  each of our trustees; and

  •
  each named executive officer.

        Beneficial ownership immediately before this offering is based on                common shares outstanding as of                , 2017 and reflects: (i) the cancellation of                 common shares after giving effect to the Common Share Restructuring Transaction; (ii) the issuance of                common shares upon the automatic conversion of all of our outstanding preferred shares at a one to one conversion rate upon the listing of our common shares on the NYSE; and (iii)                 common shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after                  , 2017, after giving effect to the impact of the Common Share Restructuring Transaction on the securities issuable upon exercise of these options.

        Outstanding shares exclude: (i)                 common shares issuable upon the exercise of outstanding warrants that were not exercised or exchanged in the Warrant Retirement Transaction and, following completion of this offering, generally will not be exercisable for a period ranging from one to two years after the listing of our common shares on the NYSE; (ii) the issuance of                non-participating common shares after giving effect to the Common Share Restructuring Transaction, each of which will be exchangeable for one common share under certain circumstances (see "Description of Securities — Shares of Beneficial Interest — Non-participating Common Shares"); and (iii)                  non-participating common shares issuable upon the exercise of options, after giving effect to the Common Share Restructuring Transaction, all of which options are currently exercisable.

        Our preferred shares outstanding immediately prior to this offering consist of: (i)                 preferred shares outstanding as of December 31, 2016; and (ii)                 preferred shares issued by us from December 31, 2016 through                , 2017, including                preferred shares, issued on               , 2017 in connection with the Warrant Retirement Transaction. Each preferred share is convertible into one common share at any time at the option of the holder thereof and will convert automatically into one common share upon the listing of our common shares on the NYSE in connection with this offering. Upon the automatic conversion of our preferred shares into common shares, our warrants to purchase preferred shares will become exercisable for common shares on the same terms as they previously entitled the respective holders thereof to purchase our preferred shares, and following the completion of this offering, generally will not be exercisable for a period ranging from one to two years after the listing of our common shares on the NYSE.

        Consistent with the presentation in the table below giving effect to the issuance of common shares upon conversion of all outstanding preferred shares, the information in the table below, including the footnotes thereto, assumes that the warrants entitling the holders thereof to purchase preferred shares instead entitle the holders thereof to purchase common shares. As of the date of this prospectus, we have outstanding options to purchase                common shares, including options to purchase                common shares not exercisable within 60 days. In connection with

the Common Share Restructuring Transaction, our outstanding options to purchase                common shares will instead entitle the holders thereof to purchase, in the aggregate,                 common shares and                non-participating common shares, and all of these options will be exercisable immediately.

        Beneficial ownership immediately after this offering further assumes the issuance of                common shares in this offering.

        Beneficial ownership and percentage ownership are determined in accordance with the SEC's rules. In computing the number of shares a person beneficially owns and the corresponding percentage ownership of that person, common shares issuable upon the exercise of options and warrants that are currently exercisable or will become exercisable within 60 days after                         , 2017, and upon automatic conversion of our preferred shares in connection with this offering, are considered to be outstanding. The shares issuable upon the exercise of options and warrants, and upon conversion of our preferred shares, are considered to be outstanding for purposes of calculating the percentage ownership of the person that holds such instrument but the shares issuable upon the exercise of options and warrants held by such persons are not considered to be outstanding for purposes of calculating the percentage ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all common shares and non-participating common shares shown as beneficially owned by them. The table below does not take into account any common shares the persons listed below may purchase in this offering. The address for the beneficial owners below is: c/o Four Springs Capital Trust, 1901 Main Street in Lake Como, New Jersey 07719.

Percentage of Common Shares Beneficially Owned(1)
Name of Beneficial Owner	Number of Common Shares Beneficially Owned(1)	Before this Offering	After this Offering
Greater than Five Percent Beneficial Owners:

Trustees and Executive Officers:
William P. Dioguardi(2)
Coby R. Johnson(3)
John E. Warch(4)
Jared W. Morgan(5)
Cynthia M. Daly(6)
Spencer F. Segura(7)
Stephen R. Petersen(8)
James S. Vaccaro(9)
Peter S. Reinhart(10)
Former Executive Officer:
Robert J. Micera(11)
All named executive officers and trustees as a group (10 persons)(12)

*
Less than 1% of outstanding common shares.

(1)
After giving effect to the Common Share Restructuring Transaction, the persons listed in the table below own the number of non-participating common shares adjacent to their respective names. Non-participating common shares do not entitle the holders thereof to the right to vote or to receive dividends or distributions. Accordingly, they are omitted from the table above. Each non-participating common share will be exchangeable by the holder thereof for one common share under certain circumstances (see "Description of Securities — Shares of Beneficial Interest — Non-participating Common Shares"). The number of non-participating common shares listed below includes in the aggregate                non-participating common shares that are issuable upon the exercise of options that, in connection with the Common Share Restructuring Transaction, are currently exercisable.

Name of Beneficial Owner	Number of Non-Participating Common Shares Beneficially Owned
William P. Dioguardi
Coby R. Johnson
John E. Warch
Jared W. Morgan
Cynthia M. Daly
Spencer F. Segura
Stephen R. Petersen
James S. Vaccaro
Peter S. Reinhart
Robert J. Micera
(2)
Includes: (a)                  common shares held by Four Springs Capital, LLC, of which Mr. Dioguardi is the majority owner; and (b)                  OP units held by FSCTOP, LLC that are exchangeable for common shares at a one to one rate. Does not include: (a)                   common shares issuable upon exercise of warrants held by Mr. Dioguardi; (b)                  common shares issuable upon exercise of warrants held by Four Springs Capital, LLC; (c)                  common shares beneficially owned by Mr. Dioguardi's wife as to which Mr. Dioguardi does not have dispositive or voting power; (d)                  common shares issuable upon exercise of warrants held by Mr. Dioguardi's wife as to which Mr. Dioguardi does not have dispositive or voting power; (e)                  common shares issuable upon exercise of warrants held by the Spencer Segura Family Trust as to which Mr. Dioguardi is a co-trustee; and (f)                  non-participating common shares which are included in the table in note (1).

(3)
Does not include                non-participating common shares which are included in the table in note (1).

(4)
Does not include                non-participating common shares which are included in the table in note (1).

(5)
Does not include                non-participating common shares which are included in the table in note (1).

(6)
Does not include: (a)                 common shares issuable upon exercise of warrants held by Ms. Daly; and (b)                 non-participating common shares which are included in the table in note (1).

(7)
Includes: (a)                 common shares held by the Spencer F. Segura Gift Trust of which Mr. Segura is trustee; and (b)                  common shares held by SFS Growth Fund LLC,

  which is controlled by Mr. Segura. Does not include                 shares issuable upon exercise of warrants held by Spencer Segura Family Trust of which Mr. Segura is a co-trustee.

(8)
Includes: (a)                 common shares; and (b)                 common shares issuable upon exercise of options held by Mr. Petersen. Does not include: (a)                 common shares issuable upon the exercise of warrants held by Mr. Petersen; and (b)                  non-participating common shares issuable upon exercise of options which are included in the table in note (1).

(9)
Includes                 common shares issuable upon exercise of options held by Mr. Vaccaro. Does not include: (a)                 common shares issuable upon exercise of warrants held by Mr. Vaccaro; and (b)                 non-participating common shares issuable upon exercise of options which are included in the table in note (1).

(10)
Includes: (a)                 common shares held jointly by Mr. Reinhart and his wife as to which Mr. Reinhart shares voting and investment power; and (b)                 common shares issuable upon exercise of options held by Mr Reinhart. Does not include: (a)                  common shares issuable upon exercise of warrants held by Mr. Reinhart; and (b)                 non-participating common shares issuable upon exercise of options which are included in the table in note (1).

(11)
Does not include                non-participating common shares which are included in the table in note (1).

(12)
Does not include: (a)                 common shares issuable upon exercise of warrants; (b)                  non-participating common shares which are included in the table in note (1); and (c)                 non-participating common shares issuable upon exercise of options which are included in the table in note (1).

DESCRIPTION OF SECURITIES

        The following summary of the terms of our shares does not purport to be complete and is subject to and qualified in its entirety by reference to our charter, and our bylaws, which will be in effect upon completion of this offering and to the Maryland REIT Law (as defined below). Copies of our charter and our bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

General

        Upon completion of this offering, we will be authorized to issue up to 600,000,000 shares of beneficial interest (which we refer to in this prospectus as the authorized shares) consisting of 500,000,000 common shares, par value $0.001 per share, which are referred to in this prospectus as our "common shares," and 100,000,000 preferred shares, par value $0.001 per share, which are referred to in this prospectus as our "preferred shares."

        Our charter generally may be amended by our board of trustees, without shareholder approval, to increase or decrease the aggregate number of authorized shares or the number of shares of any class. The authorized common shares and undesignated preferred shares are generally available for future issuance without approval by our shareholders, unless such approval is required by applicable law, the terms of any of our outstanding shares or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Our board of trustees may classify and reclassify any unissued shares into other classes or series of shares, including one or more classes or series of shares that have priority over our common shares with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the common shares, and authorize us to issue the newly classified shares. Before authorizing the issuance of shares of any new class or series, our board of trustees must set, subject to the provisions in our charter relating to the restrictions on ownership and transfer of our shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of shares.

        Both Maryland statutory law governing real estate investment trusts formed under Maryland law (the "Maryland REIT Law") and our charter provide that none of our shareholders will be personally liable, by reason of status as a shareholder, for any of our obligations. Our bylaws further provide that we will indemnify any shareholder or former shareholder against any claim or liability to which such shareholder may become subject by reason of being or having been a shareholder, and that we shall reimburse each shareholder who has been successful, on the merits or otherwise, in the defense of a proceeding to which the shareholder has been made a party by reason of status as such, for all reasonable expenses incurred by the shareholder in connection with any such claim or liability.

        Our charter provides that, subject to the provisions of any class or series of preferred shares then outstanding and to the mandatory provisions of applicable law, our shareholders are entitled to vote only on the following matters:

  •
  election or removal of trustees;

  •
  amendment of the charter (other than an amendment to increase or decrease the number of authorized shares or the number of shares of any class);

  •
  a determination by the board of trustees to cause us to invest in commodities contracts (other than interest rate futures intended to hedge against interest rate risk), engage in securities trading (as compared to investment) activities or hold properties primarily for sale to customers in the ordinary course of business; and

  •
  a merger or consolidation of the company, or the sale or other disposition of all or substantially all of our assets.

        Except with respect to these matters, no action may be taken by our shareholders at any meeting that binds our board of trustees.

Shares of Beneficial Interest

Common Shares

        Upon completion of this of offering, we will have outstanding            common shares.

        All common shares issued in this offering have been duly authorized and will be fully paid and nonassessable. Subject to the restrictions on ownership and transfer of our shares discussed below under "— Restrictions on Ownership and Transfer" and the voting rights of holders of outstanding shares of any other class or series of our shares, holders of our common shares are entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of trustees, and, except as provided with respect to any other class or series of our shares, the holders of our common shares will possess the exclusive voting power. Trustees will be elected by a plurality of the votes cast at meetings where trustees are being elected. The holders of our common shares do not have cumulative voting rights in the election of trustees. This means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election, and the holders of the remaining shares will not be able to elect any trustees.

        Holders of our common shares are entitled to receive dividends as and when authorized by our board of trustees and declared by us out of assets legally available for the payment of dividends. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of outstanding shares of any other class or series of our shares having liquidation preferences, if any, the holders of our common shares will be entitled to share ratably in our remaining assets legally available for distribution. Holders of our common shares do not have preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to the common shares. Holders of our common shares generally have no appraisal rights. All of our common shares that will be outstanding at the time of the completion of the offering will have equal dividend and liquidation rights. The rights, powers, preferences and privileges of holders of our common shares will be subject to those of the holders of any of our preferred shares or any other class or series of shares we may authorize and issue in the future.

        Under the MGCL, a Maryland corporation generally cannot amend its charter, consolidate, merge, convert, sell all or substantially all of its assets, engage in a share exchange or dissolve unless the action is advised by its board of trustees and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation's charter. As permitted by Maryland law, our charter provides that any of these actions may be approved by the affirmative vote of shareholders entitled to cast a majority of all of the votes entitled to be cast on the matter. In addition, because many of our operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our shareholders.

Non-participating Common Shares

        Immediately prior to completion of this offering, we will consummate the Common Share Restructuring Transaction, which will result in the holders of all of our common shares outstanding immediately prior to completion of this offering, instead, owning                common shares and                non-participating common shares. Holders of non-participating common shares will have no voting, dividend or distribution rights with respect to such shares, unless they are exchanged for common shares. The non-participating common shares will not be exchangeable for common shares unless we achieve the performance-based financial milestones described below or a "change in control" (as defined below) or a sale of all or substantially all of our assets takes place on or prior to                . If we achieve these performance-based financial milestones or if a change in control or a sale of all or substantially all of our assets takes place on or prior to                        , the number of non-participating common shares specified below will be exchangeable, at the election of the holder thereof, for common shares on a one-for-one basis, without additional consideration.

        We believe that the non-participating common shares further align the interests of management with our objective of maximizing cash available for distribution and delivering sustainable long-term, risk-adjusted returns to our shareholders. Non-participating common shares may become exchangeable for common shares after the years ending December 31, 2018 through 2022 based on our performance during each such year, and the maximum number of non-participating common shares exchangeable after an annual performance period will be one-third (1/3) of the non-participating common shares received by each holder in the Common Share Restructuring Transaction plus any non-participating common shares that did not become exchangeable at the end of a prior annual performance period (the "Current Period Eligible Shares"). For example, if a holder received 90,000 non-participating common shares in the Common Share Restructuring Transaction, then the holder may receive up to 30,000 common shares in exchange for an equal number of non-participating common shares based on our performance for the first annual performance period ending on December 31, 2018. Any non-participating common shares that remain outstanding on                                    will not become exchangeable and will be forfeited and cancelled. Non-participating common shares will also become exchangeable for common shares in connection with a change in control or a sale of all or substantially all of our assets as described below.

        The number of Current Period Eligible Shares that will become exchangeable for common shares at the end of each annual performance period, if any, will be based on: (1) the growth rate of our FFO per share during such annual performance period relative to our FFO per share for the year ending December 31,        ("FFO/Share Growth Rate"); and (2) the "total return" on our common shares relative to the total return on the common shares of the Peer Group (as defined below)/ ("TSR Relative Performance"). "Total return," or TSR, shall equal the change in the market price of our common shares or each Peer Company (as defined below), as the case may be, during the period beginning on January 1 and ending on December 31 of the relevant annual performance period plus any dividends or distributions declared on our common shares or the common shares of the Peer Companies, as the case may be, for such annual performance period. The first annual performance period for the FFO/Share Growth Rate metric and the TSR Relative Performance metric will be for the year ending December 31, 2018. Fifty percent (50%) of the Current Period Eligible Shares are referred to as "FFO Metric Eligible Shares" and exchangeability will be evaluated based on our FFO/Share Growth Rate, and fifty percent (50%) of the Current Period Eligible Shares are referred to as "TSR Metric Eligible Shares" and exchangeability will be evaluated based on our TSR Relative Performance. For example, if a holder has 30,000 Current Period Eligible Shares, 15,000 will be FFO Metric Eligible Shares and the remaining 15,000 will be TSR Metric Eligible Shares.

        FFO/Share Growth Rate.    The primary objective of the FFO/Share Growth Rate metric is to further incentivize management to continuously seek to improve the company's operating performance. The number of Current Period Eligible Shares that will become exchangeable for common shares at the end of an annual performance period based on our FFO/Share Growth Rate, if any, will equal (1) 50% of such holder's FFO Metric Eligible Shares if the company's FFO/Share Growth Rate is at least equal to the Threshold Percentage for the relevant annual performance period set forth in the table below, (2) 100% of such holder's FFO Metric Eligible Shares if the company's FFO/Share Growth Rate is at least equal to the Target Percentage for the relevant annual performance period set forth in the table below or (3) 150% of such holder's FFO Metric Eligible Shares if the company's FFO/Share Growth Rate is at least equal to the Maximum Percentage set forth in the table below. Calculation of the FFO/Share Growth Rate will be made on a pro forma basis giving effect to the issuance of common shares that become exchangeable for non-participating common shares under both the FFO/Share Growth Rate metric and the TSR Relative Performance metric for the annual performance period being evaluated. The number of non-participating common shares that may be exchanged if the company's FFO/Share Growth Rate is between the Threshold Percentage and Target Percentage or between the Target Percentage and Maximum Percentage will be determined by linear interpolation.

FFO/Share Growth Rate(1)
Annual Performance Period Ending December 31,	Threshold Percentage		Target Percentage		Maximum Percentage
2018		%		%		%
2019		%		%		%
2020		%		%		%
2021		%		%		%
2022		%		%		%

(1)
The FFO/Share Growth Rate for the annual periods ending on December 31, 2019 through December 31, 2022 represent a compounding of the annual growth rate of our FFO per share for the year ending December 31, 2018 relative to our FFO per share for the year ending December 31,        .

No non-participating common shares will be exchangeable for common shares pursuant to the FFO/Share Growth rate metric if our FFO/Share Growth Rate is less than the Threshold Percentage for the relevant annual performance period set forth in the table above.

        TSR Relative Performance.    The primary objective of the TSR Relative Performance metric is to further incentivize management to seek to increase our total shareholder return relative to a peer group as determined by a majority of the independent members of our board of trustees (the "Peer Group" and each constituent of the Peer Group, a "Peer Company"). The Peer Group may be adjusted by our board of trustees prior to the beginning of an annual performance period if it determines in its reasonable judgment that such adjustment is in the best interest of shareholders. The number of Current Period Eligible Shares that will become exchangeable for common shares at the end an annual performance period based on our TSR Relative Performance, if any, will equal (1) 50% of such holder's TSR Metric Eligible Shares if the company's TSR is at least equal to the Threshold Percentile set forth in the table below, (2) 100% of such holder's TSR Metric Eligible Shares if the company's TSR is at least equal to the Target Percentile set forth in the table below or (3) 150% of such holder's TSR Metric Eligible Shares if the company's TSR is at least equal to the Maximum Percentile set forth in the table below. The number of non-participating common shares that may be exchanged if the company's TSR is between the Threshold Percentile and the Target Percentile or between the Target Percentile and the Maximum Percentile will be determined by linear interpolation.

Peer Group TSR
Threshold Percentile	Target Percentile		Maximum Percentile

%		%		%

No non-participating common shares will be exchangeable for common shares pursuant to the TSR Relative Performance metric if our TSR is less than the Threshold percentile of the Peer Group.

        For the avoidance of doubt, the maximum aggregate number of non-participating common shares exchangeable after an annual performance period under the FFO/Share Growth Rate metric and the TSR Relative Performance metric considered together will be limited to the number of Current Period Eligible Shares.

        Example.    If a holder has 30,000 Current Period Eligible Shares for the first annual performance period (consisting of 15,000 FFO Metric Eligible Shares and 15,000 TSR Metric Eligible Shares), the company's FFO/Share Growth Rate for the annual performance period equals the Target Percentage and the TSR Relative Performance for the annual performance period results in a TSR equal to the Threshold Percentile, such holder would be eligible to exchange 22,500 non-participating common shares for common shares on a one-for-one basis (i.e. 15,000 shares pursuant to the FFO/Share Growth rate metric (15,000 FFO Metric Eligible Shares × 100%) and 7,500 shares pursuant to the TSR Relative Performance metric (15,000 TSR Metric Eligible Shares × 50%)). For the subsequent annual performance period, such holder would have 37,500 Current Period Eligible Shares, including the 7,500 non-participating common shares that did not become exchangeable during the first annual performance period.

        Alternatively, in this example, the company's FFO/Share Growth Rate for the annual performance period equals the Maximum Percentage and the TSR Relative Performance for the

annual performance period results in a TSR equal to the Threshold Percentile, such holder would be eligible to exchange 30,000 non-participating common shares for common shares on a one-for-one basis (i.e. 22,500 shares pursuant to the FFO/Share Growth rate metric (15,000 FFO Metric Eligible Shares × 150%) and 7,500 shares pursuant to the TSR Relative Performance metric (15,000 TSR Metric Eligible Shares × 50%)).

        All computations and interpretations of matters relating to the non-participating common shares shall be made by or under the direction of the independent members of our board of trustees.

        Change in Control; Sale of All or Substantially All of Assets.    In the event a "change in control" or a sale of all or substantially all of our assets occurs on or prior to                                    , all non-participating common shares will automatically become exchangable for common shares, except for any non-participating common shares that were previously not exchangable due to a failure to achieve the performance-based milestones (which would be forfeited rather than exchanged).

        Example.    If in the example provided above a change in control of the company occurs during the second annual performance period, all of the holder's outstanding non-participating common shares except for those 7,500 non-participating common shares that did not become exchangeable pursuant to the TSR Relative Performance metric would be exchanged for common shares in connection with the change in control transaction.

        A "change in control" means the occurrence of any one or more of the following events:

        (i)  an acquisition by a Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of        % or more of either (A) the Outstanding Company Common Shares or (B) the Outstanding Company Voting Securities;

       (ii)  a change in the composition of our board of trustees such that the individuals who, as of the date of the completion of this offering, constitute our Incumbent Board, cease for any reason to constitute at least a majority of our board of trustees; provided, however, that, for purposes of this section, any individual who becomes a member of our board of trustees subsequent to the completion of this offering, whose election, or nomination for election by the company's shareholders, was approved by a vote of at least a majority of those individuals who are members of our board of trustees and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered a member of the Incumbent Board; provided, further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than our board of trustees shall not be considered a member of the Incumbent Board; or

      (iii)  the consummation of a Corporate Transaction; excluding, however, such a Corporate Transaction pursuant to which (A) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the Outstanding Company Common Shares and Outstanding Company Voting Securities immediately prior to such Corporate Transaction will beneficially own, directly or indirectly, more than        % of, respectively, the outstanding common shares, and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of trustees, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation that as a result of such transaction owns the company or all or substantially all of the company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Common Shares and Outstanding Company Voting Securities, as the case may be, (B) no Person (other than the company, any employee benefit plan (or related trust) of the company or such corporation resulting from such Corporate Transaction) will beneficially own, directly or indirectly,        % or more of, respectively, the outstanding common shares of the corporation resulting from such Corporate Transaction or the combined voting power of the outstanding voting securities of such corporation entitled to vote generally in the election of trustees except to the extent that such ownership derives from ownership of a        % or more interest in the Outstanding Company Common Shares and/or Outstanding Company Voting Security that existed prior to the Corporate Transaction, and (C) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of trustees of the corporation resulting from such Corporate Transaction; or

      (iv)  the approval by shareholders of a complete liquidation or dissolution of the company.

Preferred Shares

        We have issued an aggregate of                Series A, B and C preferred shares. All of these preferred shares will automatically convert into common shares at a one to one conversion rate upon the listing of our common shares on the NYSE, and all accrued and unpaid dividends thereon to and including the date of such conversion will be paid in cash. Immediately following such conversion, there will be no preferred shares outstanding. Upon conversion, these shares will have the same voting, dividend and distribution rights as shareholders participating in this offering.

        If we issue additional preferred shares, the shares will be fully paid and non-assessable. Prior to the issuance of a new series of preferred shares, we will file, with the State Department of Assessments and Taxation of Maryland, Articles Supplementary that will become part of our charter and that will set forth the terms of the new series.

Warrants

        Upon completion of this offering, we will have outstanding warrants to purchase up to                common shares with a weighted average exercise price of $            . Upon completion of this offering the warrants will be exercisable as follows:

  •
  50% of the common shares issuable upon exercise of the subject warrant shall become exercisable on the first anniversary date of the listing of our common shares for trading on the NYSE ("Listing Event");

  •
  An additional 25% of the common shares issuable upon exercise of the subject Warrant shall become exercisable on the 18 month anniversary date of the Listing Event; and

  •
  The remaining 25% of the common shares issuable upon exercise of the subject Warrant shall become exercisable on the two year anniversary date of the Listing Event.

        The exercise period for the warrants will expire on the earlier to occur of: (1) the third anniversary date of the Listing Event and (2) seven years from the date of original issuance of the warrants. Subject to the restrictions described above, warrants may be exercised at any time up to the close of business on the expiration date. After the close of business on the expiration date, unexercised warrants will become void.

        The minimum number of common shares for which a warrant may be exercised at any one time shall be the lesser of: (1) the maximum number of common shares issuable upon exercise of the subject warrant and (2) 100 common shares.

Restrictions on Ownership and Transfer

        In order for us to qualify as a REIT under the Code, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year, and our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (or during a proportionate part of a shorter taxable year).

        Because our board of trustees believes it is at present important for it to continue to qualify as a REIT, the charter, subject to certain exceptions, contains provisions that restrict the number of shares that a person may own and that are designed to safeguard us against an inadvertent loss of REIT status. In order to prevent any shareholder from owning shares in an amount that would cause more than 50% in value of the outstanding shares to be held by five or fewer individuals, the board of trustees, pursuant to authority granted in our charter, has passed a resolution that, subject to certain exceptions, provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value or in number, whichever is more restrictive, or our outstanding shares of beneficial interest or 9.8% in value of the aggregate of our outstanding common shares. This limitation is referred to in this prospectus as the "ownership limit." Our board of trustees, subject to limitations, retains the authority to affect additional increases to, or establish exemptions from, the ownership limit.

        In addition, pursuant to our charter, no purported transfer of shares may be given effect if it would result in ownership of all of the outstanding shares by fewer than 100 persons (determined without any reference to the rules of attribution) or result in us being "closely held" within the meaning of Section 856(h) of the Code. These restrictions are referred to in this prospectus as the "ownership restrictions." In the event of a purported transfer or other event that would, if effective, result in the ownership of shares in violation of the ownership limit or the ownership restrictions, such transfer would be deemed void and such shares automatically would be exchanged for "excess shares" authorized by the charter, according to rules set forth in the charter, to the extent necessary to ensure that the purported transfer or other event does not result in the ownership of shares in violation of the ownership limit or the ownership restrictions.

        Holders of excess shares are not entitled to voting rights, dividends or distributions. If, after the purported transfer or other event resulting in an exchange of shares for excess shares and prior to the discovery by us of such exchange, dividends or distributions are paid with respect to shares that were exchanged for excess shares, then such dividends or distributions would be repayable to us upon demand. While outstanding, excess shares would be held in trust by us for the benefit of the ultimate transferee of an interest in such trust, as described below. While excess shares are held in trust, an interest in that trust may be transferred by the purported transferee or other purported holder with respect to such excess shares only to a person whose ownership of the shares would not violate the ownership limit or the ownership restrictions, at which time the excess shares would be exchanged automatically for shares of the same type and class as the shares for which the excess shares were originally exchanged. Our charter contains provisions that are designed to ensure that the purported transferee or other purported holder of the excess shares may not receive in return for such a transfer an amount that reflects any appreciation in the shares for which such excess shares were exchanged during the period that such excess shares were outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received would be required to be turned over to us.

        Our charter also provides that excess shares shall be deemed to have been offered for sale to us, or our designee, which shall have the right to accept such offer for a period of 90 days after the later of: (1) the date of the purported transfer or event which resulted in an exchange of shares for such excess shares; and (2) the date the board of trustees has actual knowledge that such a transfer or event had occurred. The price at which we may purchase such excess shares would be equal to the lesser of: (1) in the case of excess shares resulting from a purported transfer for value, the price per share in the purported transfer that caused the automatic exchange for such excess shares or, in the case of excess shares resulting from some other event, the market price of such shares on the date of the automatic exchange for excess shares; or (2) the market price of such shares on the date that we accept the excess shares. Any dividend or distribution paid to a proposed transferee on excess shares prior to the discovery by us that such shares have been transferred in violation of the provisions of the charter shall be repaid to the charitable trust. In the event that the charitable trust sells the shares that it holds, the owner of such shares will receive the lesser of (1) the amount paid by such owner for the shares, and (2) the amount received upon the sale by the charitable trust. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any excess shares may be deemed, at our option, to have acted as our agent and on our behalf in acquiring or holding such excess shares and to hold such excess shares on our behalf.

        Our trustees may waive the ownership restrictions if evidence satisfactory to the trustees and their tax counsel or tax accountants is presented showing that such waiver will not jeopardize our status as a REIT under the Code. As a condition of such waiver, our trustees may require that an intended transferee give written notice to us, furnish such undertakings, agreements and information as may be required by our trustees and/or an undertaking from the applicant with respect to preserving our status. Any transfer of shares or any security convertible into shares that would create a direct or indirect ownership of shares in excess of the ownership limit or result in the violation of the ownership restrictions will be void with respect to the intended transferee and will result in excess shares as described above.

        Neither the ownership restrictions nor the ownership limit will be removed automatically even if the REIT provisions of the Code are changed so as no longer to contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as described above, any change in the ownership restrictions would require an amendment to our charter. Amendments to our charter generally require the affirmative vote of holders owning not less than a majority of the outstanding shares entitled to vote thereon or by a majority of the board of trustees, without action of the shareholders, to comply with the provisions of the Code applicable to our status as a REIT, change the designation of any class of shares, or as set forth in our charter. In addition to preserving our status as a REIT, the ownership restrictions and the ownership limit may have the effect of precluding an acquisition of control of us without the approval of our board of trustees.

        All persons who own, directly or by virtue of the applicable attribution provisions of the Code, more than 5.0% of the value of any class of outstanding shares, must file an affidavit with us containing the information specified in the charter by January 31 of each year. In addition, each shareholder shall upon demand be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as our trustees deem necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

        The ownership limit could have the effect of delaying, deferring or preventing a transaction or a change in control of us that might involve a premium price for the common shares or otherwise be in the best interest of our shareholders.

Transfer Agent and Registrar

        The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company.

CERTAIN PROVISIONS OF MARYLAND LAW
AND OF OUR CHARTER AND BYLAWS

        The following summary of certain provisions of Maryland law governing real estate investment trusts formed under Maryland law ("Maryland REIT Law") and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, and Maryland REIT Law. See "Where You Can Find More Information."

Duration

        Under our charter, we have a perpetual term of existence and will continue perpetually subject to the authority of our board of trustees to terminate our existence and liquidate our assets and subject to termination pursuant to the Maryland REIT Law.

Board of Trustees

        Our charter provides that the number of our trustees shall not be less than one nor more than fifteen. Any vacancy, including a vacancy created by an increase in the number of trustees, may be filled by a majority of the trustees. Our trustees generally will each serve for a one-year term. Our charter generally provides that a trustee may be removed from office only at a meeting of shareholders by a vote of not less than 2/3 (two-thirds) of the shares then outstanding and entitled to vote generally in the election of trustees.

Business Combinations

        Under the Maryland Business Combination Law, as applicable to Maryland real estate investment trusts, certain "business combinations" (including certain mergers, consolidations, share exchanges or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities) between a Maryland real estate investment trust and an "interested shareholder" or an affiliate of the interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. An interested shareholder includes a person and an affiliate or associate (as defined under Maryland law) of the trust who, at any time during the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the trust's then outstanding voting shares. A person is not an interested shareholder under the statute if the board of trustees approved in advance the transaction by which he or she otherwise would have become an interested shareholder. However, in approving a transaction, the board of trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of trustees. After the five-year prohibition, any such business combination must be recommended by the trustees of such trust and approved by the affirmative vote of at least:

  •
  80% of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest of the trust, voting together as a single voting group; and

  •
  two-thirds of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or by the interested shareholder's affiliates or associates, voting together as a single voting group.

        These super-majority voting requirements do not apply if the trust's common shareholders receive a minimum price (as defined under Maryland law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares. These provisions also do not apply to business combinations that are approved or exempted by the board of trustees of the trust prior to the time that the interested shareholder becomes an interested shareholder. Pursuant to the statute, prior to completion of this offering our board of trustees will adopt a resolution exempting any transactions between us and any other person from these provisions of the Maryland Business Combination Law. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations involving us. In the event that our board of trustees amends or revokes this resolution, business combinations between us and an interested shareholder or an affiliate of an interested shareholder would be subject to the five-year prohibition and the super-majority vote requirements. However, our board of trustees may repeal or modify this resolution at any time in the future without shareholder approval, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested shareholders. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any such acquisition.

Control Share Acquisitions

        Under the Maryland Control Share Acquisition Act, as applicable to Maryland real estate investment trusts, "control shares" of a Maryland real estate investment trust acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter by shareholders, excluding shares owned by the acquirer, by officers or by trustees who are employees of the trust in question. "Control shares" are voting shares of beneficial interest which, if aggregated with all other shares previously acquired by such acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise the voting power in the election of trustees within one of the following ranges of voting power:

  •
  one-tenth or more but less than one-third;

  •
  one-third or more but less than a majority; or

  •
  a majority or more of all voting power.

        Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. The Maryland Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the trust.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the trust may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

        Upon completion of this offering, our bylaws will contain a provision exempting any acquisition of our common shares by any person from the foregoing provisions on control shares. There can be no assurance that such provision will not be amended or repealed at any time in the future by our board of trustees. In the event that our bylaws are amended to modify or eliminate this provision, acquisitions of our common shares may constitute a control share acquisition.

Subtitle 8

        Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland REIT with a class of equity securities registered under the Exchange Act and at least three independent trustees to elect, by provision in its charter or bylaws or a resolution of its board of trustees and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions, including:

  •
  classified board;

  •
  a two-thirds vote of outstanding shares to remove a trustee;

  •
  a requirement that the number of trustees be fixed only by vote of the board of trustees;

  •
  a requirement that a vacancy on the board of trustees be filled only by the affirmative vote of a majority of the remaining trustees and that such trustee filling the vacancy serve for the remainder of the full term of the class of trustees in which the vacancy occurred and until a successor is duly elected and qualifies; and

  •
  a provision that a special meeting of shareholders must be called upon the written request of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting.

        Through provisions in our charter and bylaws unrelated to Subtitle 8, we (1) require the affirmative vote of a not less than two-thirds of the shareholders entitled to cast all the votes entitled to be cast generally in the election of trustees for the removal of any trustee from our board of trustees, with or without cause, (2) vest in our board of trustees the exclusive power to fix the number of trustees, subject to the limitations set forth in our charter and bylaws and (3) require, unless called by the chairman of our board of trustees, president, chief executive officer or our board of trustees, the request of shareholders entitled to cast a majority of all the votes entitled to be cast on such matter to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of shareholders. We have elected to be subject to the provision of Subtitle 8 requiring that any vacancy on our board of trustees be filled only by the affirmative vote of a majority of the remaining trustees for the remainder of the full term of the class of trustees in which the vacancy occurred, and until a successor is duly elected and qualifies. Our board of trustees is not currently classified. In the future, our board of trustees may elect, without shareholder approval, to classify our board of trustees or elect to be subject to one or more of the other provisions of Subtitle 8.

Amendment to the Charter

        Our charter may be amended by our board of trustees without the consent of the holders of our shares of beneficial interest in certain instances as well as by the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote thereon after the board of trustees has approved any such amendment and submitted to our shareholders for approval.

        In addition, if our board of trustees determines, with the advice of counsel, that any one or more of the provisions of our charter conflict with the Maryland REIT Law, the Code or other applicable federal or state law(s), the conflicting provisions of our charter shall be deemed never to have constituted a part of our charter, even without any amendment thereof.

Meetings and Special Voting Requirements

        Subject to restrictions in our charter on ownership and transfer of our shares and the terms of each class or series of shares, each holder of common shares is entitled at each meeting of shareholders to cast one vote per share owned by such shareholder on those matters submitted to a vote of shareholders, including the election of trustees. There is no cumulative voting in the election of our board of trustees, which means that the holders of a majority of shares of our outstanding shares entitled to vote in the election of trustees generally can elect all of the trustees then standing for election and the holders of the remaining shares of beneficial interest will not be able to elect any trustees.

        Under Maryland law, a Maryland real estate investment trust generally cannot dissolve, amend its charter or merge, unless approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland real estate investment trust may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by the affirmative vote of a majority of the votes entitled to be cast.

        Also, our operating assets are held by our subsidiaries and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our shareholders.

        An annual meeting of our shareholders will be held each year, at least 30 days after delivery of our annual report to our shareholders. Special meetings of shareholders may be called only upon the request of a majority of our trustees, a majority of the independent trustees, the President, the Chief Executive Officer or the Chairman of our board of trustees and must be called by our secretary upon the written request of shareholders holding at least a majority of our outstanding shares entitled to be voted on any issue proposed to be considered at any such special meeting. Upon receipt of a written request of shareholders holding a majority of our outstanding shares stating the purpose of the special meeting, our secretary will provide all of our shareholders written notice of the meeting and the purpose of such meeting. The meeting must be held not less than 15 or more than 60 days after the distribution of the notice of meeting. The presence of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting, either in person or by proxy, will constitute a quorum.

        Our shareholders are entitled to receive a copy of our shareholder list upon request. The list provided by us will include each shareholder's name, address and telephone number, if available, and the number of shares owned by each shareholder and will be sent within ten days of the receipt by us of the request. A shareholder requesting a list will be required to pay the reasonable costs of postage and duplication. Shareholders and their representatives shall also be given access to our corporate records at reasonable times. We have the right to request that a requesting shareholder represent to us that the list and records will not be used to pursue commercial interests unrelated to the shareholder's interests in his or her shares.

        No trustee or any of their respective affiliates may vote or consent on matters submitted to the shareholders regarding removal of such trustee or any transaction between us and any of them. In determining the requisite percentage interests of our outstanding shares necessary to approve a matter with respect to which a trustee and any of his or her affiliates may not vote or consent, any shares owned by any of them shall not be included.

Limitation of Liability and Indemnification

        The Maryland REIT Law permits a Maryland REIT to include in its charter a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains a provision which eliminates such liability to the maximum extent permitted by the Maryland REIT Law.

        The Maryland REIT Law permits a Maryland REIT to indemnify and advance expenses to its trustees and officers to the same extent as permitted for directors and officers of a Maryland corporation under the Maryland General Corporation Law. In the case of directors and officers of a Maryland corporation, the Maryland General Corporation Law permits a Maryland corporation to indemnify present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of such service, unless it is established that either: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and either (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        Our bylaws require us to indemnify, without a preliminary determination of the ultimate entitlement to indemnification: (1) any present or former trustee, officer or shareholder who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of such status, against reasonable expenses incurred by him in connection with the proceeding; (2) any present or former trustee or officer against any claim or liability to which he may become subject by reason of such status unless it is established that (a) his act or omission was committed in bad faith or was the result of active and deliberate dishonesty, (b) he actually received an improper personal benefit in money, property or services or (c) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful; and (3) each shareholder or former shareholder against any claim or liability to which he may be subject by reason of such status as a shareholder or former shareholder.

        In addition, our bylaws require us to pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by a present or former trustee or officer made a party to a proceeding by reason of his status as a trustee or officer provided that, in the case of a trustee or officer, we shall have received (1) a written affirmation by the trustee or officer of his good faith belief that he has met the applicable standard of conduct necessary for indemnification by us as authorized by the bylaws and (2) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the applicable standard of conduct was not met. The bylaws also (1) permit us, with the approval of our trustees, to provide indemnification and payment or reimbursement of expenses to a present or former trustee or officer who served our predecessor in such capacity, and to any of our employees or agents of our predecessor, (2) provide that any indemnification or payment or reimbursement of the expenses permitted by our bylaws shall be furnished in accordance with the procedures provided for indemnification and payment or reimbursement of expenses under Section 2-418 of the Maryland General Corporation Law for directors of Maryland corporations and (3) permit us to provide such other and further indemnification or payment or reimbursement of expenses as may be permitted by the Maryland General Corporation Law for directors of Maryland corporations.

        The Partnership Agreement of the Operating Partnership also provides for indemnification by the Operating Partnership Agreement of us, as general partner, for any costs, expenses or liabilities incurred by it by reason of any act performed by it for or on behalf of the Operating Partnership; provided that such person's actions were taken in good faith and in the belief that such conduct was in the best interests of the Operating Partnership and that such person was not guilty of fraud, willful misconduct or gross negligence.

        In addition to the indemnity provided in our charter, our by-laws, under Maryland law and our Operating Partnership Agreement, we have entered into an Indemnification Agreement with each of our trustees which provides that our company agrees to reimburse the trustee for losses incurred in legal proceedings related to the trustee's service as trustee and to advance funds to the director or officer to pay expenses as they are incurred.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our trustees and officers pursuant to the foregoing provisions or otherwise, we have been advised that, although the validity and scope of the governing statute has not been tested in court, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In addition, state securities laws may limit indemnification.

Indemnification Agreements

        In addition to the indemnity provided in our charter and under Maryland law, we have entered into an Indemnification Agreement with each of our trustees which provides that our company agrees to reimburse the trustee for losses incurred in legal proceedings related to the trustee's service as trustee and to advance funds to the director or officer to pay expenses as they are incurred. The general effect to our shareholders of any arrangement under which we agree to insure or indemnify any persons against liability is a potential reduction in distributions resulting from our payment of premiums associated with insurance or indemnification payments in excess of amounts covered by insurance, including those required pursuant to our indemnification agreements. In addition, indemnification could reduce the legal remedies available to our shareholders and us against our officers and trustees. Maryland law permits us to advance reasonable expenses to a trustee or officer upon receipt of (1) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (2) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met. However, indemnification does not reduce the exposure of trustees and officers to liability under federal or state securities laws, nor does it limit the shareholders' ability to obtain injunctive relief or other equitable remedies for a violation of a trustee's or an officer's duties to us, although the equitable remedies may not be an effective remedy in some circumstances.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain material U.S. federal income tax considerations relating to our qualification and taxation as a REIT and to the acquisition, ownership and disposition of our common shares. For purposes of this section, references to "company," "we," "our" and "us" mean only Four Springs Capital Trust and not its subsidiaries or other lower-tier entities, except as otherwise indicated. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. This summary is based upon, and qualified in its entirety by, the Code, the Treasury Regulations, rulings and other administrative pronouncements issued by the Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this prospectus. The summary is also based upon the assumption that we will operate the company and its subsidiaries and affiliated entities in accordance with their applicable organizational documents. This summary is for general information only and is not tax advice. It does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

  •
  financial institutions;

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  insurance companies;

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  broker-dealers;

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  regulated investment companies;

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  partnerships or other entities treated as partnerships for U.S. federal income tax purposes and trusts;

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  persons who, as nominees, hold our shares on behalf of other persons;

  •
  persons who receive our shares through the exercise of employee options or otherwise as compensation;

  •
  persons holding our shares as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

and, except to the extent discussed below:

  •
  tax-exempt organizations; and

  •
  foreign investors.

        This summary assumes that investors will hold their common shares as a capital asset, which generally means as property held for investment.

        The U.S. federal income tax treatment of holders of our common shares depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular shareholder of holding our common shares will depend on the shareholder's particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common shares.

Taxation of the Company

        We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our initial taxable year ended December 31, 2012. We have been organized and believe that we have been operated in a manner that has allowed us to qualify for taxation as a REIT under the Code, and we intend to continue to be organized and to operate in this manner.

        In connection with the filing of the registration statement of which this prospectus is a part, we have received an opinion of Duane Morris LLP to the effect that commencing with our taxable year ended on December 31, 2012, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our actual and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Duane Morris LLP will be based on various assumptions relating to our organization and operation and will be conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Duane Morris LLP or by us that we will qualify as a REIT for any particular year. The opinion will be expressed as of the date issued. Duane Morris LLP will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

        Qualification and taxation as a REIT depend on our ability to meet, on a continuing basis through actual operating results, various qualification tests imposed under the Code regarding the composition of our assets and income, distribution levels, and diversity of share ownership. No assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

        As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under "— Requirements for Qualification — General." While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See "— Failure to Qualify."

        Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and will not be subject to U.S. federal corporate income tax on our taxable income that is currently distributed to our shareholders. This treatment substantially eliminates the

"double taxation" at the corporate and shareholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the shareholder level upon a distribution of dividends to our shareholders.

        Most domestic shareholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum rate of 20% (the long-term capital gains rate). With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. See "Taxation of Shareholders — Taxation of Taxable Domestic Shareholders — Distributions."

        Net operating losses, foreign tax credits and other tax attributes of REITs generally do not pass through to our shareholders. See "Taxation of Shareholders."

        If we qualify as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

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  We will be taxed at regular corporate rates on any undistributed "real estate investment trust taxable income," including undistributed net capital gains.

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  We may be subject to the "alternative minimum tax" on our items of tax preference, including any deductions of net operating losses.

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  If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See "— Prohibited Transactions," and "— Foreclosure Property," below.

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  If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

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  We may elect to retain and pay income tax on our net capital gain. In that case, a shareholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the shareholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit or refund for its proportionate share of the tax deemed to have been paid.

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  If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

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  If we should fail to satisfy the asset tests (other than certain de minimis failures) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

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  If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed and (ii) the amounts we retained and upon which we paid income tax at the corporate level.

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  We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's shareholders, as described below in "— Requirements for Qualification — General."

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  A 100% tax may be imposed on transactions between us and a TRS that do not reflect arms-length terms.

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  If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the five-year period following their acquisition from the subchapter C corporation. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to recognize gain with respect to the disposition of the assets under the applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. The IRS recently issued final Treasury Regulations that exclude from the application of this built-in gains tax any gain from the sale of property we acquired in an exchange under Section 1031 (a like kind exchange) or 1033 (an involuntary conversion) of the Code.

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  Our subsidiaries that are C corporations, including our TRS, are subject to federal corporate income tax on their earnings.

        In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, franchise, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification — General

        The Code defines a REIT as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  (3)
  that would be taxable as a domestic corporation but for Sections 856-860 of the Code;

  (4)
  that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

  (5)
  the beneficial ownership of which is held by 100 or more persons;

  (6)
  in which, during the last half of each taxable year, not more than 50% in value of the outstanding shares are owned, actually or constructively, by five or fewer "individuals" (as defined in the Code to include specified tax-exempt entities);

  (7)
  that properly elects to be taxed as a REIT and such election has not been terminated or revoked; and

  (8)
  which meets other tests described below, including with respect to the nature of its income and assets.

        The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation's initial tax year as a REIT. Our charter provides restrictions regarding the ownership and transfers of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above.

        To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our shares pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

        In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We have adopted December 31 as our year-end, and thereby will satisfy this requirement.

        The Code provides relief from violations of certain of the REIT requirements, in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including, in certain cases, the payment of a penalty tax that is based upon the magnitude of the violation. See "— Income Tests" and "— Asset Tests" below. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Ownership of Subsidiary Entities

        Partnership Subsidiaries.    As a partner in an entity that is treated as a partnership for U.S. federal income tax purposes (the Operating Partnership, and any other such entity in which we own, or will own, an interest), Treasury regulations provide that we are deemed to own our proportionate share of the partnership's assets, and to earn our proportionate share of the partnership's income, for purposes of the gross income and asset tests applicable to REITs. In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

        Disregarded Subsidiaries.    If we own a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is generally disregarded for U.S. federal income tax purposes, and all of the subsidiary's assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS, that is directly or indirectly wholly owned by a REIT. A qualified REIT subsidiary is not required to pay federal income tax, and our ownership of the shares of a qualified REIT subsidiary does not violate the restrictions on ownership of securities, as described below under "— Asset Tests." Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with any partnerships in which the company may hold an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

        We currently hold substantially all of our real estate assets through a series of pass-through subsidiaries, primarily through limited liability companies that we believe will be treated as disregarded entities for federal income tax purposes. In the future, we may hold investments through entities treated as partnerships for federal income tax purposes.

        In the event that a disregarded subsidiary of ours ceases to be wholly owned — for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours — the subsidiary's separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See "— Asset Tests" and "— Income Tests."

        Taxable Subsidiaries.    In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our shareholders.

        We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the shares issued by a taxable subsidiary to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary, if any, as income. This treatment can affect our gross income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, except for certain activities relating to lodging and health care facilities, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or to conduct activities that, if conducted by us directly, would be treated as prohibited transactions.

        We currently own an interest in one TRS and may acquire securities in additional TRSs in the future.

Income Tests

        In order to qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions," certain hedging transactions and certain foreign currency gains, generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including certain types of mortgage backed securities), "rents from real property," dividends received from other REITs, and gains from the sale of real estate assets (except for a nonqualified publicly offered REIT debt instrument as defined in the Code), as well as specified income from temporary investments.

        Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above, including nonqualified publicly offered REIT debt instruments), as well as other dividends, interest, and gain from the sale or disposition of shares or securities, which need not have any relation to real property.

        For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

        Rents we receive from a tenant will qualify as "rents from real property" for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

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  The amount of rent must not be based in any way on the net income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term "rents from real property" solely because it is based on a fixed percentage or percentages of receipts or sales;

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  We, or an actual or constructive owner of 10% or more of our shares, must not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of shares of the tenant. Rents received from a tenant that is a TRS, however, will not be excluded from the definition of "rents from real property" as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by our other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, if a lease with a "controlled taxable REIT subsidiary" is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as "rents from real property." For purposes of this rule, a "controlled taxable REIT subsidiary" is a TRS in which we own shares possessing more than 50% of the voting power or more than 50% of the total value of the outstanding shares of such TRS;

  •
  Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as "rents from real property"; and

  •
  We generally must not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. In addition, we may employ an independent contractor from whom we derive no income to provide customary services, or a TRS, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as "rents from real property." Any amounts we receive from a TRS with respect to the TRS's provision of non-customary services will, however, be non-qualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% REIT gross income test.

        We generally do not intend to take actions we believe will cause us to fail to satisfy the rental conditions described above.

        From time to time, we may enter into hedging transactions with respect to one or more of our liabilities. The term "hedging transaction" generally means any transaction we enter into in the normal course of our business primarily to manage risk of interest rate changes or fluctuations with respect to borrowings made or to be made. The hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as such as specified in the Code, or that is a hedging transaction entered into in connection with and subsequent to a hedging transaction described above in this paragraph, in which the underlying indebtedness or property has been extinguished or disposed of, will not constitute gross income for purposes of the 75% or 95% gross income test, and therefore will be exempt from this test. To the extent that we do not properly identify such transactions as hedges, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

        We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

        Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations yet to be issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances as such relief is subject to IRS discretion. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under "— Taxation of REITs in General," even where these relief provisions apply, the Code imposes a tax based upon the amount by which we fail to satisfy the particular income test.

Asset Tests

        At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, shares or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property (including personal property leased in connection therewith that qualifies under the REIT income test as rent from real property), shares of other corporations that qualify as REITs, and some kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% gross income test are subject to the additional asset tests described below.

        Second, not more than 25% of the value of our total assets may be represented by nonqualified publicly offered REIT debt instruments or by securities (including securities of one or more TRSs, as further limited as noted below) other than those securities includable in the 75% asset test.

        Third, the value of any one issuer's securities that we own may not exceed 5% of the value of our total assets and we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to "straight debt" having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

        Fourth, the aggregate value of all securities of TRSs that we hold may not exceed 25% (and 20% for tax years after 2017) of the value of our total assets.

        Notwithstanding the general rule, as noted above, for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership. If we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although shares of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as "securities" for purposes of the 10% asset test, as explained below).

        Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute "straight debt," which includes, among other things, securities having certain contingency features. A security does not qualify as "straight debt" where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer's outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (1) any loan made to an individual or an estate, (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (5) any security (including debt securities) issued by another REIT, and (6) any debt instrument issued by a partnership if the partnership's income is of a nature that it would satisfy the 75% gross income test described above under "— Income Tests." In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT's proportionate interest in the equity and certain debt securities issued by that partnership.

        No independent appraisals have been obtained to support our conclusions as to the value of particular securities other than real estate assets. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

        However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure, and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

        In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (1) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT's total assets at the end of the quarter for which the measurement is calculated, and $10,000,000, and (2) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

        The asset tests described above must be satisfied at the close of each quarter of our taxable year in which we (directly or through our partnerships, limited liability companies or qualified REIT subsidiaries) acquire securities in the applicable issuer, increase our ownership of securities of such issuer (including as a result of increasing our interest in a partnership or limited liability company which owns such securities), or acquire other assets. If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below.

Annual Distribution Requirements

        In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to:

  (a)
  the sum of

  (1)
  90% of our REIT taxable income, computed without regard to our net capital gains and the deduction for dividends paid, and

  (2)
  90% of our net income, if any, (after tax) from foreclosure property (as described below), minus

  (b)
  the sum of specified items of non-cash income over 5% of our "REIT taxable income."

        For these purposes, our "REIT taxable income" is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or any like-kind exchanges that are later determined to be taxable.

        In addition, our "REIT taxable income" will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is less than the fair market value of the asset, in each case determined at the time we acquired the asset, within the five-year period following our acquisition of such asset.

        We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of shares as set forth in our organizational documents. Once the company sells its shares of beneficial interest publicly and is required to file annual and periodic reports under the Exchange Act of 1934, the preferential dividend prohibition terminates.

        To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at regular corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our shareholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our shareholders would then increase their adjusted basis of their shares by the difference between (a) the amounts of capital gain dividends that we designated and that they include in their taxable income, and (b) the tax that we paid on their behalf with respect to that income.

        To the extent that we have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of our shareholders, of any distributions that are actually made as ordinary dividends or capital gains. See "— Taxation of Shareholders — Taxation of Taxable Domestic Shareholders — Distributions."

        If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, and (y) the amounts of income we retained and on which we paid corporate income tax.

        It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between our actual receipt of cash, including receipt of distributions from our subsidiaries and our inclusion of items in income for U.S. federal income tax purposes.

        In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable in-kind distributions of property. Alternatively, we may declare a taxable dividend payable in cash or shares at the election of each shareholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation. In such case, for federal income tax purposes, the amount of the dividend paid in shares of beneficial interest will be equal to the amount of cash that could have been received instead of the shares.

        We may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Prohibited Transactions

        Net income that we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business by us or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment (as set forth below). The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

        The safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and to the application of the 100% prohibited transaction tax is available if the following requirements are met:

  •
  the REIT has held the property for not less than two years;

  •
  the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

  •
  property sales by the REIT do not exceed at least one of the following thresholds: (i) seven sales in the current year; (ii) sales in the current year do not exceed 10% of the REIT's assets as of the beginning of the year (as measured by either fair market value or tax basis); or (c) sales in the current year do not exceed 20% of the REIT's assets as of the beginning of the year and sales over a three-year period do not exceed, on average, 10% per annum of the REIT's assets, in each case as measured by either fair market value or tax basis;

  •
  in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

  •
  if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property are made through an independent contractor from whom the REIT derives no income or by a TRS.

Foreclosure Property

        Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (3) with respect to which we made a proper election to treat the property as foreclosure property.

        We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that constitutes qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that we receive any income from foreclosure property that does not qualify for purposes of the 75% gross income test, we intend to make an election to treat the related property as foreclosure property.

Derivatives and Hedging Transactions

        As discussed in " — Income Tests" above, we and our subsidiaries may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Failure to Qualify

        If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the income tests and asset tests, as described above in " — Income Tests" and " — Asset Tests."

        If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to shareholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to domestic shareholders that are individuals, trusts and estates will generally be taxable. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Taxation of Shareholders

Taxation of Taxable Domestic Shareholders

        As used herein, a "domestic shareholder" means a beneficial owner of our shares of beneficial interest that, for U.S. federal income tax purposes, is or is treated as:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

        Distributions.    So long as we qualify as a REIT, the distributions that we make to our taxable domestic shareholders out of current or accumulated earnings and profits, that we do not designate as capital gain dividends, will generally be taken into account by shareholders as ordinary income and will not be eligible for the dividends-received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., 20% maximum federal rate) for qualified dividends received by domestic shareholders that are individuals, trusts and estates from taxable C corporations. Such shareholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

  •
  income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

  •
  dividends received by the REIT from TRSs or other taxable C corporations; or

  •
  income in the prior taxable year from the sales of "built-in gain" property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

        Distributions that we designate as capital gain dividends will generally be taxed to our domestic shareholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder that receives such distribution has held its shares. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case provisions of the Code will treat a shareholder as having received, solely for tax purposes, its pro rata share of our undistributed capital gains, and the shareholders will receive a corresponding credit for taxes that we paid on such undistributed capital gains. See "Taxation of the Company — Annual Distribution Requirements." Corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 20% in the case of shareholders that are individuals, trusts and estates, and 35% in the case of shareholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

        Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a shareholder to the extent that the amount of such distributions do not exceed the adjusted basis of the shareholder's shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the shareholder's shares. To the extent that such distributions exceed the adjusted basis of a shareholder's shares, the shareholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

        To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See "Taxation of the Company — Annual Distribution Requirements." Such losses, however, are not passed through to shareholders and do not offset income of shareholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of shareholders to the extent that we have current or accumulated earnings and profits.

        Dispositions of the Company's Shares.    If a domestic shareholder sells or disposes of shares of beneficial interest, it generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and its adjusted basis in the shares of beneficial interest for tax purposes. This gain or loss will generally be long-term capital gain or loss if the shareholder has held the shares of beneficial interest for more than one year at the time of such sale or disposition. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our shares will be subject to a maximum federal income tax rate of 20% if the shares are held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if the shares are held for one year or less. Gains recognized by shareholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a shareholder upon the disposition of our shares that were held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our shares by a shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the shareholder as long-term capital gain.

        If an investor recognizes a loss upon a subsequent disposition of our shares or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards "tax shelters," are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our shares or securities or transactions that we might undertake directly or indirectly.

        Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

        Additional Medicare Tax on Unearned Income.    With respect to taxable years beginning after December 31, 2012, certain "high income" taxable domestic shareholders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) "net investment income" or (ii) the excess of "modified adjusted gross income" over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). "Net investment income" generally equals the taxpayer's gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. Investors are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in our shares.

        Passive Activity Losses and Investment Interest Limitations.    Distributions that we make and gain arising from the sale or exchange by a domestic shareholder of our shares will not be treated as passive activity income. As a result, shareholders will not be able to apply any "passive losses" against income or gain relating to our shares. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Foreign Shareholders

        Shares of beneficial interest applicable to non-U.S. holders.    A "non-U.S. holder" is an owner of our shares of beneficial interest that is neither a "domestic shareholder," as defined above, nor an entity treated as a partnership for U.S. federal income tax purposes. Special rules may apply to certain non-U.S. holders, including controlled foreign corporations, passive foreign investment companies, certain U.S. expatriates, and non-U.S. persons eligible for benefits under an applicable income tax treaty with the United States. Such non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

        Ordinary Dividends.    The portion of dividends received by a non-U.S. holder that is (1) payable out of our earnings and profits, (2) not attributable to gain from our sale or exchange of a U.S. real property interest ("USRPI"), nor designated by us as a capital gain dividend and (3) not effectively connected with a U.S. trade or business of the non-U.S. holder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

        In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our shares. In cases where the dividend income from a non-U.S. holder's investment in our shares is, or is treated as, effectively connected with the non-U.S. holder's conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to federal income tax at graduated rates, in the same manner as domestic shareholders are taxed with respect to such dividends. Such income generally must be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax (or such lower rate as provided by an applicable tax treaty) in the case of a non-U.S. holder that is a corporation.

        Non-Dividend Distributions.    Unless our shares constitute a USRPI, distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax to the extent that such distributions do not exceed the non-U.S. holder's adjusted basis in our shares. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends, unless the non-U.S. holder provides the certification described below under "Information Reporting Requirements and Withholding — Generally." A non-U.S. holder may seek a refund from the IRS of any amounts withheld if it subsequently is determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our shares constitute a USRPI, as described below, distributions that we make in excess of the sum of (a) the shareholder's proportionate share of our earnings and profits, and (b) the shareholder's basis in its shares, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), at the rate of tax, including any applicable capital gains rates, that would apply to a domestic shareholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 15% of the amount by which the distribution exceeds the shareholder's share of our earnings and profits.

        Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests.    Under FIRPTA, a distribution that we make to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See above under " — Taxation of Foreign Shareholders — Ordinary Dividends," for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gains dividends. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. holder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. holder's U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as a U.S. shareholder with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year, in which case the non-U.S. holder will incur a 30% tax on his or her capital gains.

        A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend (see " — Taxation of Foreign Shareholders — Ordinary Dividends"), if (1) the capital gain dividend is received with respect to a class of shares that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. holder does not own more than 10% of that class of shares at any time during the year ending on the date on which the capital gain dividend is received. We anticipate that our common shares will be "regularly traded" on an established securities market.

        Dispositions of the Company's Shares.    Unless our shares constitute a USRPI, a sale of our shares by a non-U.S. holder generally will not be subject to U.S. federal income taxation. Our shares will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.

        Even if the foregoing 50% test is not met, our shares nonetheless will not constitute a USRPI if we are a "domestically controlled qualified investment entity." A domestically controlled qualified investment entity includes a REIT if less than 50% of its value is held directly or indirectly by non-U.S. holders at all times during a specified testing period. We believe that we are, and we will be, a domestically controlled qualified investment entity, and that a sale of our shares should not be subject to taxation under FIRPTA. However, no assurance can be given that we are or will remain a domestically-controlled qualified investment entity.

        In the event that we are not a domestically controlled qualified investment entity, but our shares are "regularly traded," as defined by applicable Treasury regulations, on an established securities market, a non-U.S. holder's sale of our common shares nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. holder held 10% or less of our outstanding common shares at any time during the one-year period ending on the date of the sale. We expect that our common shares will be regularly traded on an established securities market.

        If gain on the sale of our shares were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the shares could be required to withhold 15% of the purchase price and remit such amount to the IRS.

        Gain from the sale of our shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (1) if the non-U.S. holder's investment in our shares is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our shares (subject to the 10% exception applicable to "regularly traded" shares described above), a non-U.S. holder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. holder (1) disposes of our common shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, other shares of our common shares within 30 days after such ex-dividend date.

        Estate Tax.    If our shares are owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual's death, the shares will be includable in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

        The U.S. federal taxation of non-U.S. holders is a highly complex matter that may be affected by many other considerations. Accordingly, non-U.S. holders should consult their tax advisors regarding the income and withholding tax considerations with respect to owning the company's shares.

Taxation of Tax-Exempt Shareholders

        Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they may be subject to taxation on their unrelated business taxable income ("UBTI"). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt shareholder has not held our shares as "debt financed property" within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder), and (2) our shares are not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our shares generally should not give rise to UBTI to a tax-exempt shareholder.

        Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such shareholders to characterize distributions that we make as UBTI.

        In certain circumstances, a pension trust that owns more than 10% of our shares could be required to treat a percentage of the dividends as UBTI if we are a "pension-held REIT." We will not be a pension-held REIT unless (1) we are required to "look through" one or more of our pension trust shareholders in order to satisfy the REIT "closely held" test, and (2) either (i) one pension trust owns more than 25% of the value of our shares, or (ii) one or more pension trusts, each individually holding more than 10% of the value of our shares, collectively owns more than 50% of the value of our shares. Certain restrictions on ownership and transfer of our shares generally should prevent a tax-exempt entity from owning more than 10% of the value of our shares and generally should prevent us from becoming a pension-held REIT.

        Tax-exempt shareholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning the company's shares.

State, Local and Foreign Taxes

        We and our subsidiaries and shareholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. We may own properties located in numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local or foreign tax treatment and that of our shareholders may not conform to the federal income tax treatment discussed above. We may pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign property may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes that we incur do not pass through to shareholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our shares.

Information Reporting Requirements and Withholding

Generally

        We will report to our shareholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a domestic shareholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the holder: (i) is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A domestic shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS.

        Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. shareholder provided that the non-U.S. shareholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other Form W-8, if applicable), or if certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the net proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. shareholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. shareholder and specified conditions are met or an exemption is otherwise established. Payment of the net proceeds from a disposition by a non-U.S. shareholder of shares made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. shareholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the shareholder's federal income tax liability if certain required information is furnished to the IRS. Shareholders are urged to consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

FATCA Withholding

        Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act ("FATCA"), a 30% withholding tax ("FATCA withholding") will be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting requirements. Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. Payments of dividends that you receive in respect of our common shares will be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them or if you hold our common shares through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). However, FATCA withholding will not apply to payments of gross proceeds from a sale or other disposition common shares before January 1, 2019. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there was no public market for our common shares. We cannot predict the effect, if any, future sales of common shares, or the availability for future sale of common shares, will have on the market price of our common shares prevailing from time to time. Future sales of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common shares and could impair our future ability to raise capital through the sale of equity or equity-related securities at a time and price that we deem appropriate.

        Upon completion of this offering we will have a total of            common shares outstanding. All of the            shares sold in this offering, or            assuming the underwriters exercise their overallotment option in full, will be freely tradable without restriction by persons other than our "affiliates." Under the Securities Act, an "affiliate" of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company. The remaining            common shares outstanding immediately following the completion of this offering, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144. Additionally, we will issue            non-participating common shares in the Common Share Restructuring Transaction, each of which will be exchangeable for one common share if we achieve certain performance-based financial milestones or if there is a change in control or a sale of all or substantially all of our assets.

        Our charter authorizes us to issue up to 600,000,000 shares of beneficial interest, including 100,000,000 preferred shares. Moreover, under Maryland law and our charter our board of trustees has the power to amend our charter to increase the aggregate number of common shares that we are authorized to issue without approval of our shareholders. Similarly, the Partnership Agreement of our Operating Partnership authorizes us to issue an unlimited number of OP units of our Operating Partnership, which may be exchangeable for common shares.

Lock-Up Agreements

        Subject to certain exceptions, we, our executive officers and our trustees have agreed not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. In addition, our other shareholders existing immediately prior to the completion of this offering have agreed not to effect any offer, sale or distribution of any common shares, or any option or right to acquire common shares, for 180 days after the date of this prospectus, without first obtaining our consent. We have agreed not to provide this consent without first obtaining the written consent of the representatives. See "Underwriting."

Rule 144

        Rule 144 provides an exemption from the registration and prospectus-delivery requirements of the Securities Act. This exemption is available to affiliates of ours that sell our restricted or non-restricted securities and also to non-affiliates that sell our restricted securities. Restricted securities include securities acquired from the issuer of those securities, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. The shares we are selling in this offering are not restricted securities. However, all the shares we have issued before this offering are restricted securities, and they will continue to be restricted securities until they are resold pursuant to Rule 144 or pursuant to an effective registration statement.

        A person who is, or at any time during the 90 days preceding the sale was, an affiliate of ours generally may sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of our common shares outstanding, which will equal approximately             million shares immediately after this offering; and

  •
  the average weekly trading volume of our common shares on the NYSE during the four calendar weeks preceding the date a required notice regarding the sale is filed with the SEC.

        In addition, sales by these persons must also satisfy requirements with respect to the manner of sale, public notice, the availability of current public information about us and, in the case of restricted securities, a minimum holding period for those securities. All other persons may rely on Rule 144 to freely sell our restricted securities, so long as they satisfy both the minimum holding period requirement and, until a one-year holding period has elapsed, the current public information requirement.

Warrants

        Upon completion of this offering, we will have outstanding warrants to purchase up to            common shares with a weighted average exercise price of $            . Upon completion of this offering the warrants will be exercisable as follows:

  •
  50% of the common shares issuable upon exercise of the subject warrant shall become exercisable on the first anniversary date of the listing of our common shares for trading on the NYSE ("Listing Event");

  •
  An additional 25% of the common shares issuable upon exercise of the subject Warrant shall become exercisable on the 18 month anniversary date of the Listing Event; and

  •
  The remaining 25% of the common shares issuable upon exercise of the subject Warrant shall become exercisable on the two year anniversary date of the Listing Event.

Rule 701

        Generally, an employee, officer, trustee or qualified consultant of ours who purchased common shares before the effective date of the registration statement of which this prospectus is a part, or who holds options as of that date, pursuant to a written compensatory plan or contract may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell those securities, commencing 90 days after the effective date of the registration statement, without having to comply with the current public information and minimum holding period requirements of Rule 144. These persons who are our affiliates may generally sell those securities under Rule 701, commencing 90 days after the effective date of the registration statement, without having to comply with Rule 144's minimum holding period restriction.

        Neither Rule 144 nor Rule 701 supersedes our security holders' contractual obligations under the lock-up agreements described above.

Registration Rights

        There are no outstanding registration rights.

 OUR OPERATING PARTNERSHIP AND THE PARTNERSHIP AGREEMENT

        The following summary of material provisions of the Amended and Restated Agreement of Limited Partnership of Four Springs Capital Trust Operating Partnership L.P., as amended (the "Partnership Agreement") does not purport to be complete and is subject to and qualified in its entirety by reference to the Partnership Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part, and applicable provisions of the Delaware Revised Uniform Limited Partnership Act ("DRULPA"). See "Where You Can Find More Information."

General

        Our Operating Partnership, Four Springs Capital Trust Operating Partnership, L.P., is a Delaware limited partnership of which we are the sole general partner. We are structured as an UPREIT, and all of our assets are owned and substantially all of our business is conducted through our Operating Partnership.

        Our Operating Partnership was formed for the purpose of (i) conducting any business that may be lawfully conducted by a limited partnership organized pursuant to the DRULPA, (ii) entering into any partnership, joint venture or other similar arrangement to engage in any such business or the ownership of interests in any entity engaged in any such business and (iii) doing anything necessary or incidental to the foregoing. However, our Operating Partnership may not, without our consent take, or refrain from taking, any action that, in our judgment, in our sole and absolute discretion could:

  •
  adversely affect our ability to continue to qualify as a REIT;

  •
  subject us to any taxes under Code Section 857 or Code Section 4981 or any other related or successor provision under the Code; or

  •
  violate any law or regulation of any governmental body or agency having jurisdiction over us or our securities.

        As the sole general partner of our Operating Partnership, we have full, exclusive and complete responsibility and discretion in the management and control of the Operating Partnership. Our Operating Partnership may admit additional limited partners in accordance with the terms of the Partnership Agreement. The limited partners of our Operating Partnership have no authority in their capacity as limited partners to transact business for, or participate in the management activities or decisions of, our Operating Partnership except as required by applicable law. Consequently, as the sole general partner of the Operating Partnership, we control its assets and business. However, any amendment to the Partnership Agreement that would:

  •
  affect the conversion factor or the redemption right in a manner adverse to the limited partners;

  •
  adversely affect the rights of the limited partners to receive the distributions payable to them pursuant to the Partnership Agreement (other than the issuance of additional OP units);

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  alter the allocations of our Operating Partnership's profit and loss to the limited partners (other than the issuance of additional OP units); or

  •
  impose on the limited partners any obligation to make additional capital contributions to the Operating Partnership,

requires the consent of limited partners holding more than 50% of the interests of the limited partners, subject to certain exceptions as set forth in the Partnership Agreement.

        If there is a conflict between the interests of our shareholders on one hand and any limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our shareholders or such limited partners; provided, however, that for so long as we own a controlling interest in our Operating Partnership, any conflict that cannot be resolved in a manner not adverse to either our shareholders or any limited partners shall be resolved in favor of our shareholders. The Partnership Agreement also provides that we, as general partner, shall not be liable to our Operating Partnership, its partners or any other person bound by the Partnership Agreement for monetary damages for losses sustained, liabilities incurred or benefits not derived by our Operating Partnership or any future limited partner, provided we, as general partner, acted in good faith. Moreover, the Partnership Agreement provides that our Operating Partnership is required to indemnify us, our trustees, managers and employees from and against any and all claims that relate to the operations of our Operating Partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active or deliberate dishonesty, (2) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful.

Operations

        The Partnership Agreement requires that our Operating Partnership be operated in a manner that will enable us to continue to satisfy the requirements for being classified as a REIT for U.S. federal tax purposes, to avoid any U.S. federal income or excise tax liability imposed by the Code, and to ensure that the Operating Partnership will not be classified as a "publicly traded partnership" for purposes of Section 7704 of the Code.

        In addition to the administrative and operating costs and expenses incurred by our Operating Partnership, our Operating Partnership pays all of our administrative costs and expenses and our expenses will be treated as expenses of our Operating Partnership. Such expenses include, among others:

  •
  all expenses relating to the formation and continuity of our existence;

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  all expenses relating to the offering of our securities;

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  all expenses associated with the preparation and filing of any periodic reports by us under federal, state or local laws or regulations;

  •
  all expenses associated with compliance by us with applicable laws, rules and regulations;

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  all costs and expenses relating to any issuance or redemption of our OP units or shares of beneficial interest; and

  •
  all of our other operating or administrative costs incurred in the ordinary course of our business on behalf of our Operating Partnership.

Partnership Allocations

        Income, gain and loss of our Operating Partnership for each fiscal year generally is allocated among the partners in accordance with their respective interests in our Operating Partnership, subject to compliance with the provisions of the Code Sections 704(b) and 704(c) and U.S. Department of Treasury Regulations promulgated thereunder.

Capital Contributions and Borrowings

        Upon completion of this offering, we will contribute to our Operating Partnership the net proceeds from this offering in exchange for additional OP units. Under the Partnership Agreement, we are obligated to contribute the net proceeds of any subsequent offering of our common shares to our Operating Partnership in exchange for additional OP units.

        The Partnership Agreement provides that if our Operating Partnership requires additional funds at any time in excess of funds available to our Operating Partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our Operating Partnership.

Issuance of Additional Limited Partnership Interests

        As the sole general partner of our Operating Partnership, we are authorized, without the consent of the limited partners, to cause our Operating Partnership to issue additional OP units to us, to limited partners or to other persons for such consideration and on such terms and conditions as we may establish in our sole discretion. If additional units are issued to us, then, unless the additional units are issued in connection with a contribution of property to our Operating Partnership, we must (i) issue additional shares and must contribute to our Operating Partnership the entire net proceeds received by us from such issuance or (ii) issue additional units to all partners in proportion to their respective interests in our Operating Partnership. Consideration for additional partnership interests may be cash or other property or assets. No person, including any partner or assignee, has preemptive, preferential or similar rights with respect to additional capital contributions to our Operating Partnership or the issuance or sale of any partnership interests therein.

        Our Operating Partnership may issue partnership interests in one or more classes, or one or more series of any of such classes, with such designations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over the OP units) as we may determine, in our sole and absolute discretion, without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, we may specify, as to any such class or series of partnership interest:

  •
  the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interest;

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  the right of each such class or series of partnership interest to share in distributions; and

  •
  the rights of each such class or series of partnership interest upon dissolution and liquidation of our Operating Partnership.

Redemption Rights

        Pursuant to the Partnership Agreement, the limited partners have the right to cause our Operating Partnership to redeem their OP units for cash based upon the value of an equivalent number of common shares, or, at our election, common shares at a one to one rate, subject to adjustment as provided in the Partnership Agreement for certain events such as share dividends, share subdivisions or combinations. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption right to the extent the issuance of shares of beneficial interest to the redeeming limited partner would (i) be prohibited, as determined in our sole discretion, under our charter or (ii) cause the acquisition of our shares by such redeeming limited partner to be "integrated" with any other distribution of our shares for purposes of complying with the Securities Act.

No Removal of the General Partner

        We may not be removed as general partner by the limited partners with or without cause.

Withdrawal of General Partner; Transfer of General Partner's Interests

        We may not (1) voluntarily withdraw as the general partner of our Operating Partnership, (2) engage in any merger, consolidation or other business combination or sale of all or substantially all of our assets (other than in connection with a change in our state of incorporation or organizational form), or (3) transfer our general partnership interest (except to a wholly-owned subsidiary), unless the transaction in which such withdrawal, business combination or transfer occurs results in the limited partners receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their redemption rights immediately prior to such transaction or unless, in the case of a merger or other business combination, the successor entity contributes substantially all of its assets to our Operating Partnership in return for an interest in our Operating Partnership and agrees to assume all obligations of the general partner of our Operating Partnership. We may also enter into a business combination or transfer our general partnership interest upon the receipt of the consent of a majority-in-interest of the limited partners of our Operating Partnership.

Restrictions on Transfer by Limited Partners

        The Partnership Agreement provides that each limited partner, and each transferee of partnership interests or assignee pursuant to a permitted transfer, has the right to transfer all or any portion of its partnership interest to any person, subject to the provisions of the Partnership Agreement. No limited partner shall have the right to substitute a transferee as a limited partner in its place. A transferee of the interest of a limited partner may be admitted as a substituted limited partner only with our consent, which consent may be given or withheld by us in our sole and absolute discretion.

Term

        Our Operating Partnership shall continue until terminated as provided in the Partnership Agreement or by operation of law.

Tax Matters

        Pursuant to the Partnership Agreement, we are the tax matters partner of our Operating Partnership and, as such, have authority to handle tax audits and to make tax elections under the Code on behalf of our Operating Partnership.

UNDERWRITING

        RBC Capital Markets, LLC and SunTrust Robinson Humphrey, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the Operating Partnership and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of our common shares set forth opposite its name below.

Underwriter	Number of Common Shares
RBC Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.

Total

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common shares sold under the underwriting agreement if any of these common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering our common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

        The representatives have advised us that the underwriters propose to initially offer our common shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. After the initial public offering, the public offering price, concession or any other term of the offering may be changed.

        The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Common Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

        The expenses of the offering, not including the underwriting discounts and commissions, are estimated at $      and are payable by us.

Overallotment Option

        We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional common shares at the public offering price, less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover overallotments, if any. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares proportionate to that underwriter's initial amount reflected in the above table.

Lock-up

        We, our executive officers and trustees have agreed not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common shares,

  •
  sell any option or contract to purchase any common shares,

  •
  purchase any option or contract to sell any common shares,

  •
  grant any option, right or warrant for the sale of any common shares,

  •
  lend or otherwise dispose of or transfer any common shares,

  •
  request or demand that we file a registration statement related to our common shares, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.

        This lock-up provision applies to our common shares and to securities convertible into or exchangeable or exercisable for or repayable with our common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

        In addition, our other shareholders existing immediately prior to the completion of this offering have agreed not to effect any offer, sale or distribution of any common shares, or any option or right to acquire common shares, for 180 days after the date of this prospectus, without first obtaining our consent. We have agreed not to provide this consent without first obtaining the written consent of the representatives.

New York Stock Exchange Listing

        We expect our common shares to be approved for listing on the NYSE under the symbol "FSPR." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of our common shares to a minimum number of beneficial owners as required by that exchange.

        Before this offering, there has been no public market for our common shares. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for, our company and the industry in which we compete,

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

  •
  the currently prevailing general conditions in the equity securities markets,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for our common shares may not develop. It is also possible that after the offering our common shares will not trade in the public market at or above the initial public offering price.

        The underwriters do not expect to sell more than 5% of our common shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the common shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of our common shares, such as bids or purchases to peg, fix or maintain that price.

        In connection with the offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common shares made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

        In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

        Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for any such transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

        The validity of the common shares offered by this prospectus will be passed upon for us by Duane Morris LLP, New York, New York. In addition, Duane Morris LLP, New York, New York, will pass on certain tax matters for us. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters in connection with this offering.

EXPERTS

        The consolidated financial statements and schedule of Four Springs Capital Trust as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 included in this prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

        The statement of revenues and certain operating expenses of the Horizon Blue Cross Blue Shield Building for the year ended December 31, 2015 included in this prospectus has been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

        All statistical and economic market data included in this prospectus that have been attributed to RCG, including information in "Prospectus Summary—Our Target Market" and "Our Business—Our Target Market," are derived from market information prepared by RCG, a nationally recognized real estate consulting firm, and is included in this prospectus in reliance on RCG's authority as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-11 under the Securities Act with respect to the common shares offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and our common shares, we refer you to the registration statement and to the exhibits thereto. Statements contained in this prospectus about the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement.

        You may read and copy the registration statement (of which this prospectus is a part) at the SEC's Public Reference Room, which is located at 100 F Street, N.E. Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these materials without charge at the website maintained by the SEC at http://www.sec.gov.

        Upon completion of this offering, we will become subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC's website. We intend to make available to our common shareholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

Board of Trustees
Four Springs Capital Trust
Lake Como, New Jersey

        We have audited the accompanying consolidated balance sheets of Four Springs Capital Trust (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Four Springs Capital Trust at December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

        Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BDO USA, LLP
New York, New York

March 31, 2017

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Consolidated Balance Sheets

	December 31,
	2016	2015
Assets:
Real estate, net	$170,489,421	$129,817,005
Cash and cash equivalents	5,004,952	4,769,340
Restricted cash	—	528,001
Accounts receivable and other assets	2,894,673	1,744,841
Receivable from affiliate	31,432	12,063
Deferred rent receivable	1,640,631	930,981
Origination value of acquired in-place leases, net	18,825,180	11,628,819
Acquired favorable leases, net	305,436	372,087

Total Assets	$199,191,725	$149,803,137

Liabilities and Equity
Liabilities:
Notes payable, net	$71,461,581	$57,976,610
Lines of credit and term loan, net	42,537,333	20,962,804
Accounts payable, accrued expenses and other liabilities	4,396,458	2,276,240
Acquired unfavorable leases, net	895,206	123,175

Total Liabilities	119,290,578	81,338,829

Equity:
Shareholders' Equity:
Preferred shares, $0.001 par value, 100,000,000 shares authorized, 27,200,000 of which have been designated	—	—
Series A preferred shares, $0.001 par value and $54,468,990 and $54,527,740 liquidation preference, 8,200,000 shares authorized, and 5,446,899 and 5,452,774 shares issued and outstanding at December 31, 2016 and 2015, respectively	5,447	5,452
Series B preferred shares, $0.001 par value, $13,219,426 liquidation preference at December 31, 2016 and 2015, 7,000,000 shares authorized, 1,229,714 shares issued and outstanding at December 31, 2016 and 2015	1,230	1,230
Series C preferred shares, $0.001 par value, $17,308,819 and $2,890,228 liquidation preference, 12,000,000 shares authorized, 1,573,529 and 262,748 shares issued and outstanding at December 31, 2016 and 2015, respectively	1,573	263
Common shares, $0.001 par value, 500,000,000 shares authorized, 3,726,500 and 3,632,500 shares issued and outstanding at December 31, 2016 and 2015, respectively	3,727	3,633
Additional paid-in capital	75,833,019	63,058,732
Cumulative dividends in excess of net income	(19,077,738)	(12,026,761)

Total shareholders' equity	56,767,258	51,042,549
Noncontrolling Interests	23,133,889	17,421,759

Total Equity	79,901,147	68,464,308

Total Liabilities and Equity	$199,191,725	$149,803,137

See notes to consolidated financial statements.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Consolidated Statements of Operations

	For the Year Ended December 31,
	2016	2015	2014
Revenues:
Rental	$12,688,283	$10,469,854	$5,937,252
Tenant reimbursement and other	2,032,049	1,598,858	961,953

Total Revenues	14,720,332	12,068,712	6,899,205

Expenses:
Property expenses	2,227,633	1,641,893	1,008,946
General and administrative expenses	3,910,480	3,312,199	2,155,960
Professional fees	423,550	586,415	574,753
Depreciation and amortization expense	4,906,274	3,950,384	2,225,168
Interest and amortization expense	4,175,568	3,347,963	1,206,178
Acquisition costs	577,620	361,665	400,258

Total Expenses	16,221,125	13,200,519	7,571,263

Loss Before Gain From Sale of Real Estate and Income Taxes	(1,500,793)	(1,131,807)	(672,058)
Gain on sale of real estate	—	537,221	824,593
Income tax benefit (provision for income taxes)	38,433	(383,679)	(28,532)

Net (Loss) Income	(1,462,360)	(978,265)	124,003
Net Income (Loss) Attributable to Noncontrolling Interests in Consolidated Subsidiaries	183,340	(646,853)	(3,282)

Net (Loss) Income Attributable to Four Springs Capital Trust	(1,645,700)	(331,412)	127,285
Preferred Share Dividends	(5,316,536)	(4,645,803)	(3,940,162)

Net Loss Attributable to Common Shareholders	$(6,962,236)	$(4,977,215)	$(3,812,877)

Loss Per Common Share — Basic and Diluted:
Net loss per common share	$(1.88)	$(1.37)	$(1.09)
Weighted average shares	3,709,923	3,626,829	3,512,888

See notes to consolidated financial statements.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Consolidated Statements of Changes in Equity

	Preferred Shares		Common Shares			Cumulative Dividends in Excess of Net Income
					Additional Paid-In Capital		Total Shareholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2014	4,601,131	$4,601	3,500,000	$3,500	$40,554,016	$(3,165,189)	$37,396,928	$1,902,642	$39,299,570
Gross proceeds from issuance of Series A preferred shares and warrants	850,244	850	—	—	8,430,287	—	8,431,137	—	8,431,137
Gross proceeds from issuance of Series B preferred shares and warrants	1,149,667	1,150	—	—	12,320,217	—	12,321,367	—	12,321,367
Share-based compensation	—	—	50,000	50	—	—	50	—	50
Gross proceeds from Delaware Statutory Trusts beneficial interests	—	—	—	—	—	—	—	516,562	516,562
Cost of issuing preferred shares	—	—	—	—	(1,658,011)	—	(1,658,011)	—	(1,658,011)
Net income	—	—	—	—	—	127,285	127,285	(3,282)	124,003
Dividends on preferred shares and units	—	—	—	—	—	(3,940,162)	(3,940,162)	(143,068)	(4,083,230)
Distributions on Delaware Statutory Trusts beneficial interests	—	—	—	—	—	—	—	(3,432)	(3,432)

Balance, December 31, 2014	6,601,042	6,601	3,550,000	3,550	59,646,509	(6,978,066)	52,678,594	2,269,422	54,948,016
Gross proceeds from issuance of Series A preferred warrants	8,924	9	—	—	89,172	—	89,181	—	89,181
Gross proceeds from issuance of Series B preferred shares and warrants	80,047	80	—	—	820,582	—	820,662	—	820,662
Gross proceeds from issuance of Series C preferred shares and warrants	262,748	263	—	—	2,886,773	—	2,887,036	—	2,887,036
Repurchase of Series A preferred shares and warrants	(7,525)	(8)	—	—	—	(71,480)	(71,488)	—	(71,488)
Share-based compensation	—	—	82,500	83	—	—	83	—	83
Gross proceeds from Delaware Statutory Trusts beneficial interests	—	—	—	—	—	—	—	18,153,130	18,153,130
Cost of issuing preferred shares and Delaware Statutory Trusts beneficial interests	—	—	—	—	(384,304)	—	(384,304)	(1,736,861)	(2,121,165)
Net loss	—	—	—	—	—	(331,412)	(331,412)	(646,853)	(978,265)
Dividends on preferred shares and units	—	—	—	—	—	(4,645,803)	(4,645,803)	(143,068)	(4,788,871)
Distributions on Delaware Statutory Trusts beneficial interests	—	—	—	—	—	—	—	(474,011)	(474,011)

Balance, December 31, 2015	6,945,236	6,945	3,632,500	3,633	63,058,732	(12,026,761)	51,042,549	17,421,759	68,464,308
Gross proceeds from issuance of Series A preferred warrants	3,125	3	—	—	31,247	—	31,250	—	31,250
Gross proceeds from issuance of Series C preferred shares and warrants	1,310,781	1,311	—	—	14,232,364	—	14,233,675	—	14,233,675
Repurchase of Series A preferred shares and warrants	(9,000)	(9)	—	—	—	(88,741)	(88,750)	—	(88,750)
Retirement of common shares	—	—	(15,000)	(15)	—	—	(15)	—	(15)
Share-based compensation	—	—	109,000	109	55,684	—	109	—	109
Gross proceeds from Delaware Statutory Trusts beneficial interests	—	—	—	—	—	—	—	7,885,540	7,885,540
Cost of issuing preferred shares and Delaware Statutory Trust beneficial interests	—	—	—	—	(1,545,008)	—	(1,545,008)	(783,520)	(2,328,528)
Net (loss) income	—	—	—	—	—	(1,645,700)	(1,590,016)	183,340	(1,406,676)
Dividends on preferred shares and units	—	—	—	—	—	(5,316,536)	(5,316,536)	(143,068)	(5,459,604)
Distributions on Delaware Statutory Trusts beneficial interests	—	—	—	—	—	—	—	(1,430,162)	(1,430,162)

Balance, December 31, 2016	8,250,142	$8,250	3,726,500	$3,727	$75,833,019	$(19,077,738)	$56,767,258	$23,133,889	$79,901,147

See notes to consolidated financial statements

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2016	2015	2014
Cash Flows from Operating Activities:
Net (loss) income	$(1,462,360)	$(978,265)	$124,003
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Gain from sale of real estate	—	(537,221)	(824,593)
Depreciation	3,599,109	2,931,425	1,703,883
Amortization of deferred financing costs	512,629	384,588	147,719
Amortization of origination value of acquired in-place leases	1,307,165	1,018,959	521,287
Amortization of acquired favorable (unfavorable) leases, net	33,209	54,043	46,614
Amortization of mortgage premium	(91,446)	(91,446)	(27,746)
Share-based compensation	55,684	—	—
Changes in operating assets and liabilities:
Restricted cash	528,001	—	—
Accounts receivable and other assets	(748,979)	(551,052)	(707,209)
Deferred rent receivable	(709,650)	(573,738)	(234,257)
Accounts payable, accrued expenses and other liabilities	152,369	1,114,899	865,729
Receivable from/payable to affiliate	(19,369)	(16,674)	16

Net Cash Provided By Operating Activities	3,156,362	2,755,518	1,615,446

Cash Flows from Investing Activities:
Acquisitions of real estate	(49,963,095)	(35,422,000)	(48,837,489)
Additions to real estate	—	(24,384)	(80,862)
Equipment additions	(10,126)	(97,320)	(40,621)
Proceeds from sales of real estate	—	2,874,829	3,157,106
Restricted cash	—	(5,023)	(5,076)

Net Cash Used In Investing Activities	(49,973,221)	(32,673,898)	(45,806,942)

Cash Flows from Financing Activities:
Proceeds from notes payable	16,950,000	19,781,850	16,458,750
Principal repayments of notes payable	(3,052,548)	(124,152)	(1,720,669)
Proceeds from line of credit and term loan	72,632,743	27,530,000	41,720,603
Repayments on line of credit	(50,380,409)	(31,165,000)	(24,409,325)
Payments on deferred equity costs	(427,470)	(144,105)	—
Debt issuance costs	(1,513,360)	(475,571)	(714,665)
Proceeds from issuance of preferred shares	14,264,925	3,796,879	20,752,504
Proceeds from Delaware Statutory Trusts	7,885,540	18,153,130	516,562
Proceeds from issuance of common shares	94	83	50
Cost of issuing preferred shares and Delaware Statutory Trusts beneficial interests	(2,328,528)	(2,121,165)	(1,658,011)
Repurchase of preferred shares	(88,750)	(71,488)	—
Dividends paid on preferred shares and units	(5,459,604)	(4,788,871)	(4,083,230)
Distributions paid on Delaware Statutory Trusts beneficial interests	(1,430,162)	(474,011)	(3,432)

Net Cash Provided By Financing Activities	47,052,471	29,897,579	46,859,137

Net Increase (Decrease) in Cash and Cash Equivalents	235,612	(20,801)	2,667,641
Cash and Cash Equivalents, Beginning of Year	4,769,340	4,790,141	2,122,500

Cash and Cash Equivalents, End of Year	$5,004,952	$4,769,340	$4,790,141

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$3,766,644	$2,939,061	$999,631

Cash paid for income taxes	$493,793	$124,612	$60,915

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Assumption of liabilities on acquisition of real estate	$1,967,850	—	—

Assumption of debt on sale of real estate	—	$3,000,000	—

Assumption of debt on real estate acquisition	—	—	$17,548,500

Assumed mortgage premium	—	—	$828,612

See notes to consolidated financial statements.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements

1. Organization and Business

        Four Springs Capital Trust, a Maryland real estate investment trust (the "company," "we," "our," or "us"), is a real estate investment trust ("REIT") which was formed on July 5, 2012. The principal business of the company is the ownership, acquisition and management of net leased real estate. The company is the sole general partner of and, at December 31, 2016 and 2015, owned 98.32% and 98.10%, respectively, of Four Springs Capital Trust Operating Partnership, L.P. (the "Operating Partnership").

        The company owns substantially all of its real estate properties through the Operating Partnership and Delaware Statutory Trusts. However, properties may be owned directly, through other subsidiaries of the Operating Partnership, or through other entities. FSCT OP, LLC is the initial limited partner of the Operating Partnership. The company's ownership of properties through the Operating Partnership is referred to as an "UPREIT" structure. An UPREIT structure may enable sellers of properties to transfer their properties to the Operating Partnership in exchange for limited partnership units of the Operating Partnership and defer potential gain recognition for tax purposes with respect to such transfers of properties.

        Beginning in July 2012, the company commenced a private placement of Series A preferred shares at a price of $10 per share that also included a quarter of one warrant. The Series A preferred shares offering ended in April 2014. From March 2014 through November 2014, the company offered a private placement of Series B preferred shares at a price of $10.75 per share that also included one-fifteenth of one warrant. The first issuance of Series B preferred shares was in April 2014. The company commenced an offering of Series C preferred shares at $11 per share in November 2015. The first issuance of Series C preferred shares was in December 2015.

        During the year ended December 31, 2016, the company acquired five properties. The company acquired four properties during the year ended December 31, 2015 and sold one property on June 18, 2015. During the year ended December 31, 2014, the company acquired ten properties and sold two properties. As of December 31, 2016, the company wholly owns or has an ownership interest in forty-eight properties which are located in twenty-one states and leased to twenty-three tenants operating in eighteen different industries. As of December 31, 2016 the weighted average remaining lease term of the properties in portfolio is approximately eleven years. The properties in the portfolio are currently 100% leased.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

        The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Application of these estimates and assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from those estimates.

        The accompanying consolidated financial statements include the accounts of the company and its controlling investments in subsidiaries. Results of operations of properties acquired are included in the consolidated statements of operations from the date of acquisition. All significant intercompany transactions, balances and accounts have been eliminated in consolidation. The company determines whether it has a controlling interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE") under GAAP.

        Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and which provide the equity holders with the obligation to absorb losses, the right to receive residual returns and the right or power to make decisions about or direct the entity's activities that most significantly impact the entity's economic performance. Voting interest entities, where the company has a majority interest, are consolidated in accordance with GAAP. The guidance states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the company consolidates voting interest entities in which it has a majority of the voting interests.

        VIEs are entities that lack one or more of the characteristics of a voting interest entity. The primary beneficiary of a VIE is required to consolidate the VIE. The company determines whether it is the primary beneficiary of a VIE by performing a qualitative analysis of the VIE that includes, among other factors, an evaluation of which enterprise has the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could be significant to the VIE. In January 2016, the company adopted ASU 2015-02, Consolidated (Topic 810): Amendment to the Consolidation Analysis, which did not result in any changes to the company's treatment and consolidation of the Operating Partnership. In connection with this adoption, the company identified the Operating Partnership as a VIE that continues to be consolidated by the company as the primary beneficiary because the company has controlling financial interest in this VIE. We evaluated the Delaware Statutory Trusts and determined they are VIEs. We evaluated the company's interests in the Delaware Statutory Trusts and determined we have the power to direct activities that most significantly impact these VIEs and are the primary beneficiary of these VIEs.

        A noncontrolling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to us. Noncontrolling interests are required to be presented as a separate component of equity in the consolidated balance sheets and the presentation of net income was modified to present earnings and other comprehensive income attributed to controlling and noncontrolling interests.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Accounting for Real Estate

        Real estate properties comprise all tangible assets we hold for rent or for administrative purposes. Real property is recognized at cost less accumulated depreciation. Betterments, major renovations and certain costs directly related to the improvement of real properties are capitalized. Direct costs incurred in acquiring completed properties that meet the classification of a business for accounting purposes are charged to expense as incurred. Maintenance and repair expenses are charged to expense as incurred.

        Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over the estimated useful lives. Each period, depreciation is charged to expense and credited to the related accumulated depreciation account. A used asset acquired is depreciated over its estimated remaining useful life, not to exceed the life of a new asset. Range of useful lives for depreciable assets are as follows:

Category	Term
Buildings	40 years
Building and site improvements	15 - 40 years
Tenant improvements	Shorter of remaining life of the lease or useful life
Furniture and equipment	3 years

        Tenant improvements are capitalized in real property when we own the improvement. If the improvements are deemed to be owned by the tenant and we assume its payments (such as an up-front cash payment to the lessee or by assuming the payment or reimbursement of all or part of those costs) then we recognize the inducements as a deferred lease incentive.

        Assets and liabilities of properties that meet various held-for-sale criteria, including that it is probable that a sale will occur within 12 months, are presented separately in the consolidated balance sheets, with assets and liabilities being separately stated. Properties that the company has determined are held for sale are also required to be simultaneously reviewed for impairment and carried on the company's consolidated balance sheets at the lower of net carrying value or estimated fair value less costs to sell.

        The company allocates the purchase price of rental real estate acquired to the following, based on estimated fair values on the acquisition date:

  •
  acquired tangible assets, consisting of land, building and improvements; and

  •
  identified intangible assets and liabilities, consisting of favorable and unfavorable leases, in-place leases, tenant relationships and debt premiums and discounts

        In estimating the fair value of the tangible and intangible assets acquired, the company considers information obtained about each property as a result of its due diligence activities and

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

other market data, and utilizes various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

        Lease intangibles, if any, acquired in conjunction with the purchase of real estate represent the value of in-place leases and the value of favorable and unfavorable leases. For real estate acquired subject to existing leases, in-place lease values are based on our estimate of costs related to tenant acquisition and carrying costs during the time it would take to locate a tenant if the property were vacant, considering current market conditions and costs to execute similar leases at the time of acquisition. The value assigned to in-place leases is amortized as a component of depreciation and amortization in the accompanying consolidated statements of operations on a straight-line basis over the remaining initial term of the related lease. Factors considered by us in our analysis of in-place lease intangibles include market rents, real estate taxes, insurance, and other operating expenses and costs to execute similar leases during the expected lease-up period. The value of tenant relationship intangibles, if any, is amortized as a component of depreciation and amortization expense over the anticipated life of the relationships.

        Favorable and unfavorable lease values are recorded based on the present value of the difference between the contractual amounts to be paid pursuant to in-place leases at the time of acquisition and our estimate of current market lease rates for each corresponding in-place lease, measured over a period equal to the remaining initial term of the lease. Capitalized favorable lease values are amortized over the remaining term of the respective leases as a decrease to rental revenue. Unfavorable lease values are amortized as an increase in rental revenue over the remaining term of the respective leases. Should a lease terminate early, the unamortized portion of any related lease intangible is immediately recognized in our consolidated statement of operations.

        For property acquisitions where the company assumes existing mortgage debt, the debt is recorded at its estimated fair value, based on management's estimate of current borrowing rates available to the company for comparable financing. The company amortizes any discount or premium as part of interest expense on the related debt using the effective interest method.

Impairment

        The company reviews its owned real properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If impairment indicators are present, the evaluation may include estimating and reviewing anticipated future undiscounted cash flows to be derived from the asset. Estimating future cash flows is highly subjective and includes an evaluation of factors such as the anticipated cash flows from the property, which may include rent from current leases in place and projected future leases,

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

estimated capital expenditures, and an estimate of proceeds to be realized upon sale of the property. If such cash flows are less than the asset's net carrying value, an impairment charge is recognized to earnings to the extent by which the asset's carrying value exceeds the estimated fair value. The company's estimates could differ materially from actual results. The company did not recognize any impairment losses on long-lived assets during the years ended December 31, 2016, 2015 and 2014.

Revenue Recognition

        Rental revenues are recorded as income when earned and when they can be reasonably estimated. The company recognizes the effects of any scheduled rent increases and rent abatements on a straight-line basis over the term of the lease. This requires that rental income be recognized in equal annual amounts over the term of the lease. Deferred rent receivable represents the cumulative effect of straight-lining leases and is computed as the difference between income accrued on a straight-line basis and contractual rent payments. Leases generally require tenants to reimburse the company for certain operating expenses applicable to their leased premises. These costs and reimbursements are recorded as incurred and earned, respectively, and have been included in property expenses and tenant reimbursements and other, respectively, in the accompanying consolidated statements of operations. Rental income also includes the amortization of favorable and unfavorable leases as an adjustment to rental income over the terms of the respective leases.

Organization and Offering Costs

        During the years ended December 31, 2016, 2015 and 2014, the company incurred offering costs consisting primarily of sales commissions and legal costs related to the private placements of the company's Series A, B and C preferred shares and Delaware Statutory Trusts formed by the company to offer beneficial ownership interests in the trusts to unrelated third-party investors. Offering costs are recorded as a reduction of the equity proceeds from the sale of Series A, B and C preferred shares and beneficial interest in Delaware Statutory Trusts in the consolidated statements of changes in equity.

Noncontrolling Interests

        Due to the company's control through its general partner interest in the Operating Partnership and the limited rights of the limited partners, the Operating Partnership, including its wholly-owned subsidiaries, is consolidated with the company and the limited partner interests, other than those held by the company, are reflected as noncontrolling interests on the accompanying consolidated balance sheets and statements of operations.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The beneficial ownership interests in the Delaware Statutory Trusts, excluding beneficial ownership by the company's wholly-owned subsidiaries and the Operating Partnership, are reflected as noncontrolling interests on the accompanying consolidated balance sheets and statements of operations.

        The company evaluates individual noncontrolling interests for the ability to recognize the noncontrolling interests as permanent equity on the consolidated balance sheets at the time such interests are issued and on a continual basis. We report such noncontrolling interests within equity in the consolidated balance sheets, but separate from total shareholders' equity. Any noncontrolling interests that fail to qualify as permanent equity will be reclassified as temporary equity and adjusted to the greater of (a) the carrying amount or (b) its redemption value as of the end of the period in which the determination is made.

        The limited partners of the Operating Partnership, other than the company, have the right to cause the Operating Partnership to redeem their limited partnership units for cash or, at the sole option of the company, the company may exchange the limited partnership units by issuing one share of the company's Series A preferred shares for each Series A preferred unit of limited partnership interest. These redemption rights may not be exercised under certain circumstances which could cause the company to lose its REIT status.

Share-Based Compensation

        Our 2014 Equity Incentive Plan (the "2014 Equity Plan") is designed to promote the success and enhance the value of the company by linking the personal interests of the employees, officers, trustees and consultants of the company and its subsidiaries to those of the company shareholders and by providing such persons with an incentive for outstanding performance. The 2014 Equity Plan is further intended to provide flexibility to the company in its ability to motivate, attract and retain the services of employees, officers, trustees and consultants upon whose judgment, interest and special effort the successful conduct of the company's operation is largely dependent. Accordingly, the 2014 Equity Plan permits the grant of options, share appreciation rights, restricted shares, restricted share units, long-term incentive unit awards, performance awards and other awards from time to time to selected employees, officers, trustees and consultants of the company and its subsidiaries.

Income Taxes

        The company has made an election to qualify, and believes we are operating so as to qualify, as a REIT for federal income tax purposes. As such, we will generally not be subject to federal income tax on that portion of our taxable income that is distributed to shareholders if we distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain to our shareholders by prescribed dates and

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

comply with various other requirements of the Internal Revenue Code of 1986, as amended (the "Code"). If the company fails to qualify as a REIT in any taxable year, we will be subject to federal income tax on the company's taxable income at regular corporate rates. The company, excluding the company's taxable REIT subsidiary, incurred certain state, local and franchise taxes during the years ended December 31, 2016, 2015 and 2014 of $76,430, $127,925 and $28,532, respectively, which are included in the accompanying consolidated statements of operations. For the years ended December 31, 2016, 2015 and 2014, 24%, 0% and 3%, respectively, of the distributions were treated as capital gain distributions and 59%, 100%, and 97% respectively, of the distributions were treated as return of capital with the balance treated as ordinary income. Under certain circumstances, federal income and excise taxes may be due certain portions of the company's net income and/or undistributed taxable income.

        The company has elected, and may elect in the future, to treat certain of its existing or newly-created corporate subsidiaries as taxable REIT subsidiaries, or TRSs. In general, a TRS may perform non-customary services for the tenants of the company, hold assets that the company cannot hold directly and generally may engage in any real estate or non-real estate related business. The TRSs generate income, resulting in federal and state income tax liability for these entities. The company does not expect to incur any corporate federal income tax liability outside of the TRSs, as we believe we have maintained our qualification as a REIT. During the year ended December 31, 2016, the company's TRS recognized federal income tax benefit of $81,910 and state, local and franchise tax benefits of $32,953. During the year ended December 31, 2015, the TRS incurred federal income taxes of $184,845 and state, local and franchise taxes of $70,909 which are included in the accompanying consolidated statements of operations of the company.

        Uncertain tax positions are assessed by the company to determine whether a tax position of the company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit with a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. We have assessed the federal and state tax positions and have concluded that we have no material uncertain tax liabilities to be recognized or disclosed.

        The company's federal income tax returns since 2013 are subject to examination by the Internal Revenue Service, generally for three years after they are filed. The company's state tax returns since 2013 are subject to examination by state tax authorities depending upon the statute of limitations for tax audit in the respective states. The related state tax returns are subject to examination by state tax authorities depending upon the statute of limitations for tax audit in the respective states.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The income tax provision for the company differs from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

	For the Year Ended December 31,
	2016	2015	2014
Federal tax (benefit) provision at statutory tax rate	$(511,826)	$(342,393)	$43,401
Non-taxable REIT income	481,772	41,693	(92,438)
Noncontrolling interests in DSTs	(126,486)	49,650	—
State and local	43,477	198,834	4,046
Permanent Differences	81,179	476,415	156,321
Other	(6,549)	(40,520)	(82,798)

Total income tax (benefit) provision	$(38,433)	$383,679	$28,532

Cash and Cash Equivalents

        The company defines cash equivalents as highly liquid investments purchased with maturities of three months or less at date of purchase. From time to time, the company's account balance held at financial institutions exceeds Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. We believe that the risk of loss is not significant and we have never experienced any losses related to these balances.

Accounts Receivable

        Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts and the likelihood that tenants will not have the ability to make payments on unbilled rents including estimated expense recoveries. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable. We also maintain a reserve for straight-line rent receivables. No allowance for doubtful accounts was necessary at December 31, 2016 and 2015.

Restricted Cash

        Restricted cash consists of a reserve deposit pursuant to a debt agreement. The company was required to maintain a reserve deposit account with the lender for the life of the respective loan. In January 2016, the company satisfied the loan and this deposit is no longer restricted.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

        Fair value is defined by Accounting Standards Codification ("ASC") 820, "Fair Value Measurement," as the exit price, which is the amount that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the company has the ability to access; Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; Level 3 inputs are unobservable inputs for the asset or liability that are typically based on an entity's own assumptions as there is little, if any, related market activity.

        Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in the consolidated financial statements consist of real estate and related assets acquired, related liabilities assumed and preferred shares and OP units issued related to acquisitions. The fair values of these assets, liabilities and preferred shares and OP units were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, multiple valuation techniques were considered when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets, liabilities and preferred shares and OP units as of the acquisition dates were derived using Level 3 inputs.

        The company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, notes payable, lines of credit and a term loan payable. Except for the notes payable, lines of credit and the term loan, management of the company believes that the fair value of such financial instruments approximates their carrying value due to the short-term nature of such accounts. The company believes that the fair value of the lines of credit and the term loan approximates the carrying value due to the variable rate basis of these instruments. The fair value of the notes payable at December 31, 2016 and 2015 was $70,479,962 and $57,975,563, respectively, estimated on a recurring basis by discounting future cash flows utilizing a discount rate equivalent to the rate at which similar financial instruments would be originated at the reporting date. The company has determined this is a Level 2 measurement due to the observability of the inputs.

Deferred Financing Costs

        The company defers costs incurred associated with the issuance of its debt obligations. Deferred financing costs are presented as deductions from the carrying value of the related debt

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

obligation in the consolidated balance sheets and are amortized as a component of interest expense using the straight-line method, which approximates the effective interest method, over the terms of the respective financing agreements. As of December 31, 2016 and 2015, accumulated amortization of deferred financing costs totaled $563,325 and $413,571, respectively. During the year ended December 31, 2016, $366,191 in fully-amortized deferred financing costs were written-off.

Derivative Instruments and Hedging Activities

        We may enter into derivative contracts as part of our overall financing strategy to manage our exposure to changes in interest rates associated with current and/or future debt issuances. We do not use derivatives for trading or speculative purposes. Derivatives are recorded on the balance sheet at fair value as either an asset or liability. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the earnings effect of the hedged forecasted transactions in a cash flow hedge. As of December 31, 2016 and 2015, we have not entered into a derivative contract.

Segment Reporting

        Substantially all of the company's revenue is derived from owning and operating real estate assets leased to commercial, net lease tenants on a long-term basis. Therefore, the company aggregates real estate assets for reporting purposes and operates in one reportable segment.

Recently Issued Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, which supersedes existing industry-specific guidance, including ASC 360-20, Real Estate Sales. ASU 2014-09 was amended by the FASB in March 2016, May 2016 and December 31, 2016 with the issuances of ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-12, Narrow-Scope Improvements and Practical Expedients, and ASU 2016-20, Technical Corrections and Improvements to Topic 606, respectively. The new standard is principle-based and requires more estimates and judgment than current guidance. Certain contracts with customers, including lease contracts and financial instruments and other contractual rights, are not within the scope of the new guidance. ASU 2014-09, ASU 2016-08 and ASU 2016-12 are effective for interim and annual reporting periods beginning after December 15, 2017 for publicly reporting entities. Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2016. These effective dates reflect ASU 2015-14, Revenue from Contracts with

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Customers — Deferral of the Effective Date issued in August 2015. We are permitted to use either the retrospective or the modified retrospective method when adopting these standards. We are evaluating the impact of the adoption of these standards on our consolidated financial statements and have not yet concluded on the method of adoption.

        In June 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period, which requires a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition in accordance with Topic 718, Compensation — Stock Compensation. On January 1, 2016, the company adopted ASU 2014-12 which did not have an impact on the company's consolidated financial statements.

        In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern, which requires management to evaluate whether there is substantial doubt that the company is able to continue operating as a going concern within one year after the date the financial statements are issued or available to be issued. If there is substantial doubt, additional disclosure is required, including the principal condition or event that raised the substantial doubt, the company's evaluation of the condition or event in relation to its ability to meet its obligations and the company's plan to alleviate (or, which is intended to alleviate) the substantial doubt. ASU 2014-15 is effective for interim and annual reporting periods beginning after December 15, 2016. Early adoption is permitted. Management does not believe the guidance will have a significant impact on the company's consolidated financial statements.

        In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis, which updates the consolidation model for limited partnerships and similar legal entities. ASU 2015-02 includes the evaluation of fees paid to a decision maker as a variable interest and amends the effect of fee arrangements and related parties on the primary beneficiary determination. On January 1, 2016, the company adopted ASU 2015-02 which did not have an impact on the company's consolidated financial statements.

        In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented as a deduction from the carrying value of the related debt obligation in the balance sheet, which is consistent with the presentation of debt discounts. The guidance is effective for interim and annual reporting periods beginning after December 15, 2015. On January 1, 2016, the company adopted ASU 2015-03. Accordingly, deferred financing costs, net, as of December 31, 2015 of $939,342 has been reclassified from assets to liabilities in the consolidated balance sheets as a result of ASU 2015-03.

        In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in ASU 2016-01 address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The standard primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

effective for the interim and annual periods beginning after December 15, 2017 for public reporting entities and early adoption is permitted. Management is evaluating the impact of the guidance on the company's consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases. The amendments in ASU 2016-02 modify the lessor's classification criteria and the accounting for leasing costs, certain forms of lessee expense reimbursements, and sales-type and direct financing leases. The guidance also requires lessees to report most leases on the balance sheet. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance as applicable to sales-type lease, direct financing leases and operating leases. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018 for publicly reporting entities with early adoption permitted. As lessors, our existing lease agreements do not transfer ownership or control of the underlying assets to the lessees and do not contain options exercisable by the lessees to purchase the underlying assets, except for rights of first refusal and/or offers contained within certain lease agreements. Since inception, the company has not incurred initial direct costs of lease origination on our existing leases nor has the company's recognized revenues based directly on tenant sales. We are currently evaluating the impact of the adoption of ASU 2016-02 on our consolidated financial statements, including the timing of adopting this standard.

        In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which is intended to simplify the accounting for and presentation of certain aspects related to share-based payments to employees. The guidance changes how companies account for certain aspects of share-based payment awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, classification of awards as either equity or liabilities, as well as classification in the statement of cash flows. This guidance will be effective for interim and annual reporting periods beginning after December 15, 2016 for public reporting entities. Early adoption is permitted, but all of the guidance must be adopted in the same period. Management is evaluating the impact of the guidance on the company's consolidated financial statements.

        During June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected. ASU 2016-13 is effective for interim and annual periods beginning after December 15, 2019 for public reporting entities, with adoption permitted for fiscal years beginning after December 15, 2018. The amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Retrospective adjustments shall be applied through a cumulative-effect adjustment to retained earnings. Management does not believe the guidance will have a significant impact on the company's consolidated financial statements.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance on certain specific cash flow classification issues, including, but not limited to, debt prepayment or extinguishment costs, contingent consideration payments made after a business combination and distributions received from equity method investees. The objective of the amendment is to reduce existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017 for public reporting entities, with early adoption permitted and shall be applied retrospectively where practicable. The company is in the process of evaluating the impact the adoption of ASU 2016-15 will have on its consolidated financial statements.

        In October 2016, the FASB issued ASU 2016-17, Consolidation — Interests Held through Related Parties That Are under Common Control. ASU 2016-17 provided guidance on how a single decision maker of a VIE should treat indirect interests in a variable interest entity held through related parties under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. ASU 2016-17 is effective for interim and annual periods beginning after December 15, 2016 for public reporting entities, with early adoption permitted and shall be applied retrospectively beginning with the fiscal year in which ASU 2015-02 was adopted. Management does not believe the guidance will have a significant impact on the company's consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business. ASU 2017-01 provided clarification on the definition of a business and guidance to evaluate whether acquisition and disposals should be accounted for as assets or business. ASU 2017-01 is effective for interim and annual periods beginning after December 15, 2017 for public reporting entities, with early adoption permitted and shall be applied prospectively on or after the date ASU 2017-01 is adopted. The company is in the process of evaluating the impact the adoption of ASU 2017-01 will have on its consolidated financial statements.

Reclassifications

        Certain amounts included in the December 31, 2015 and 2014 consolidated financial statements have been reclassified to conform to the December 31, 2016 presentation. There was no effect on net loss or equity related to these reclassifications.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

3. Real Estate

        The company's real estate assets consist of the following as of December 31, 2016 and 2015:

	December 31,
	2016	2015
Land	$38,960,315	$29,199,368
Building and improvements	140,998,417	106,526,472

	179,958,732	135,725,840
Accumulated depreciation	(9,469,311)	(5,908,835)

	$170,489,421	$129,817,005

        Depreciation expense on building and improvements for the years ended December 31, 2016, 2015 and 2014 was $3,560,476, $2,902,787 and $1,697,312, respectively.

        During the year ended December 31, 2016, the company purchased five net lease properties occupied by single tenants for $51,930,945 (including assumption of landlord contribution obligations to a tenant of $1,967,850) with a weighted average contractual lease term of 15 years. Four of the five properties are leased by the same tenant and were acquired from a single seller for an aggregate purchase price of $32,530,945. One of the four properties, acquired on August 17, 2016, has a lease guaranteed by Baxter International Inc. (NYSE: BAX), a company subject to the periodic reporting obligations of the Securities Exchange Act of 1934, whose SEC filed financial information is available at www.sec.gov. Three of the four properties, each acquired on September 30, 2016, have leases that are guaranteed by Baxalta Incorporated, whose financial information can be located in a Current Report on Form 8-K filed by its parent, Shire plc (NASDAQ: SHPG), a company subject to the periodic reporting obligations of the Securities Exchange Act of 1934, with the SEC at www.sec.gov.

        During the year ended December 31, 2015, the company purchased four properties for $35,422,000 with a weighted average contractual lease term of 12 years. During the year ended December 31, 2014, the company purchased ten properties for $66,381,697 (including the assumption of mortgage debt of approximately $17.5 million) with an initial weighted average contractual lease term of 14 years.

        The table below summarizes the allocation of the purchase price of a properties acquired during the years ended December 31, 2016 and 2015.

	December 31,
	2016	2015
Land	$9,760,947	$3,924,832
Building	29,861,998	26,941,232
Site improvements	4,609,947	1,251,208
Tenant improvements	—	222,640
Origination value of acquired in-place leases	8,503,526	3,077,416
Acquired favorable in-place leases	—	120,900
Acquired unfavorable in-place leases	(805,473)	(116,228)

	$51,930,945	$35,422,000

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

3. Real Estate (Continued)

Unaudited Pro Forma Information

        The following unaudited pro forma total revenue and pro forma net loss for the years ended December 31, 2016 and 2015 assumes all of our 2016 acquisitions had taken place on January 1, 2015:

	Supplemental pro forma information for the year ended December 31,
	2016(1)	2015(1)
Total revenue	$17,437,593	$16,254,272
Net loss	(496,981)	(312,632)

(1)
This unaudited pro forma supplemental information does not purport to be indicative of what our operating results would have been had the acquisitions occurred on January 1, 2015 and may not be indicative of future operating results. Various acquisitions were of newly leased or constructed assets and may not have been in service for the full periods shown. Pro forma net loss reflects adjustments to exclude 2016 acquisition costs of $538,596 incurred in connection with the 2016 acquisitions.

Asset Sales

        The company disposed of one property during 2015 and two properties during 2014. The gain from the sales of these properties was $537,221 and $824,593 in 2015 and 2014, respectively. Net income generated from the disposed properties, before gain on sale, for the years ended December 31, 2015 and 2014 was $79,114 and $172,410, respectively, and is included on the consolidated statements of operations. There were no property sales during 2016.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

4. Leases

        The company has entered into lease agreements with various tenants for real estate. The following are the future minimum rentals to be received under non-cancelable operating leases in effect at December 31, 2016:

Year ending December 31,	Amount
2017	$14,329,979
2018	14,516,885
2019	14,715,575
2020	14,786,475
2021	14,648,341
Thereafter	96,123,240

$169,120,495

        The preceding future minimum rental payments do not include option or renewal periods. In addition to the minimum lease payments, leases require tenants to reimburse the company for certain operating expenses, which have been included in tenant reimbursement income and other, amounted to $2,021,582, $1,564,215 and $944,555 for the years ended December 31, 2016, 2015 and 2014, respectively.

        The table below summarizes rental revenues from lessees each accounting for more than 10% of total rental revenue for the years ended December 31, 2016, 2015 and 2014.

	2016		2015		2014
Lessee	Dollars	Percent	Dollars	Percent	Dollars	Percent
Academy Sports	$1,415,261	11%	$1,415,261	14%	$—	—
CVS/Caremark	—	—	1,153,897	11%	—	—
Dollar General	—	—	1,095,164	10%	941,709	16%
Fresenius Medical Care	—	—	—	—	785,482	14%
Family Dollar	—	—	—	—	607,726	11%

	$1,415,261	11%	$3,664,322	35%	$2,334,917	41%

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

5. Identified Intangible Assets

        The following is a summary of the company's identified intangible assets as of December 31, 2016 and 2015:

Origination Value of Acquired In-Place Leases

	December 31,
	2016	2015
Origination value of acquired in-place leases	$22,083,131	$13,579,605
Accumulated amortization	(3,257,951)	(1,950,786)

	$18,825,180	$11,628,819

        The estimated annual amortization of origination value of acquired in-place leases as of December 31, 2016 is as follows:

Year ending December 31,	Amount
2017	$1,671,201
2018	1,671,201
2019	1,671,201
2020	1,651,394
2021	1,614,915
Thereafter	10,545,268

$18,825,180

Acquired Favorable In-Place Leases

	December 31,
	2016	2015
Acquired favorable in-place leases	$518,337	$518,337
Accumulated amortization	(212,901)	(146,250)

	$305,436	$372,087

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

5. Identified Intangible Assets (Continued)

Acquired Unfavorable In-Place Leases

	December 31,
	2016	2015
Acquired unfavorable in-place leases	$939,803	$134,330
Accumulated amortization	(44,597)	(11,155)

	$895,206	$123,175

        Amortization of acquired favorable and unfavorable in-place leases resulted in a net decrease in rental income of $33,209, $54,043 and $46,614 for the years ended December 31, 2016, 2015 and 2014, respectively. The estimated net annual amortization of acquired favorable and unfavorable leases at December 31, 2016 is as followed:

Year ending December 31,	Amount
2017	$554
2018	554
2019	554
2020	(36,517)
2021	(57,853)
Thereafter	(497,062)

Net acquired unfavorable leases	$(589,770)

6. Variable Interest Entity Financial Information

        Substantially all of the assets and liabilities of the company are held through the Operating Partnership and six Delaware Statutory Trusts. The Operating Partnership and Delaware Statutory Trusts have been determined to be VIEs. The following table presents certain assets and liabilities of the Delaware Statutory Trusts, consolidated as VIEs, which are included in the consolidated balance sheets as of December 31, 2016 and 2015. The liabilities in the table below include only

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

6. Variable Interest Entity Financial Information (Continued)

third-party liabilities of the Delaware Statutory Trusts consolidated as VIEs, and exclude intercompany balances that are eliminated in consolidation.

	December 31,
	2016	2015
Assets of consolidated VIEs that can only be used to settle obligations of consolidated VIEs:
Real estate, net	$52,458,118	$46,466,499
Cash and cash equivalents	1,507,186	1,250,072
Accounts receivable and other assets	410,547	83,739
Deferred rent receivable	716,340	278,138
Origination value of acquired in-place leases, net	4,994,145	4,637,823
Acquired favorable lease, net	108,879	117,122

	$60,195,215	$52,833,393

	December 31,
	2016	2015
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the company:
Notes payable, net	$34,449,656	$29,571,126
Accounts payable	384,307	276,832

	$34,833,963	$29,847,958

7. Accounts Receivable and Other Assets

        Accounts receivable and other assets in the consolidated balance sheets as of December 31, 2016 and 2015 consist of the following:

	December 31,
	2016	2015
Accounts receivable	$1,111,941	$903,575
Prepaid expenses and deposits	856,477	277,590
Escrows and certificate of deposit	735,392	457,333
Furniture, fixtures and equipment, net	77,837	106,343
Deferred tax asset	113,026	—

	$2,894,673	$1,744,841

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

8. Notes Payable

        The following is a summary of the terms of the company's notes payable as of December 31, 2016 and 2015:

							Carrying Value(1) at:
			Maturity Date	Periodic Payment	Interest Rate	Balloon Payment Amount
Entity	Lender	Date of Loan					12/31/16	12/31/15
FSC AAP Garner NC, LLC	Talmer Bank & Trust	3/23/2011	2/1/2019	Principal and Interest	3.99%	$600,728	$—	$648,366
FSC FD GA, LLC	First Freedom Bank	4/24/2012	5/5/2022	Principal and Interest	4.84%	475,162	—	585,395
FSC MON Morton IL, LLC	Heartland Bank & Trust Co.	12/26/2013	1/10/2019	Principal and Interest	3.93%	2,813,069	2,938,806	2,997,708
FSCTOP, LP	Two River Community Bank	5/17/2013	5/17/2017	Interest Only	4.50%	1,600,000	—	1,600,000
FSC BJ Tilton NH, DST	Deutsche Mortgage & Asset Receiving Corp.	1/4/2013	1/6/2023	Interest Only	4.75%	4,440,000	4,459,464	4,462,686
FSC AS Jonesboro AR, DST	J.P. Morgan Chase Comm. Mortgage Securities Trust	10/26/2012	11/6/2022	Interest Only	4.85%	5,460,000	5,643,440	5,675,113
FSC AS Mt Juliet TN, DST	Deutsche Mortgage & Asset Receiving Corp.	11/29/2012	12/6/2022	Interest Only	5.00%	6,000,000	6,249,605	6,292,090
FSC GM Lebanon IN, DST	J.P. Morgan Chase Bank	10/20/2014	11/1/2024	Interest Only	4.30%	6,228,750	6,228,750	6,228,750
FSC DG Middleburg FL, LLC	J.P. Morgan Chase Comm. Mortgage Securities Trust	4/19/2012	5/6/2022	Interest Only	5.35%	773,500	893,900	899,833
FSC DG Yulee FL, LLC	Ladder Capital Finance, LLC	7/9/2012	8/6/2022	Interest Only	5.25%	875,000	920,066	928,198
FSC Care Mt. Prospect IL, LLC	UBS Real Estate Securities Inc.	12/31/2014	1/6/2025	Interest Only	4.15%	8,580,000	8,580,000	8,580,000
FSC DOM Odenton MD, LLC	J.P. Morgan Chase Bank	5/22/2015	6/1/2025	Interest Only	3.77%	6,215,000	6,215,000	6,215,000
FSC CES Oklahoma City OK, LLC	J.P. Morgan Chase Bank	5/29/2015	6/1/2025	Interest Only First 5 Years	4.02%	1,979,802	2,176,850	2,176,850
FSC MRC Odessa TX, DST	Deutsche Mortgage & Asset Receiving Corp.	9/4/2015	9/6/2025	Principal and Interest	4.74%	5,418,478	7,100,583	7,252,639
FSC ITW St. Charles MO, LLC	Reliance Bank	10/28/2015	11/5/2022	Principal and Interest	4.25%	3,484,424	4,092,170	4,100,000
FSC FMC Lubbock TX, DST	KeyBank National Assoc.	7/28/2016	8/1/2026	Interest Only First 3 Years	4.60%	2,514,151	2,860,000	—
FSC FMC Carbondale IL, DST	KeyBank National Assoc.	7/28/2016	8/1/2026	Interest Only First 3 Years	4.60%	2,057,033	2,340,000	—
FSC HBCBS Mt. Laurel NJ, LLC	Wells Fargo Bank Northwest N.A.	9/29/2016	12/15/2026	Interest Only First 5 Years	3.41%	9,569,348	11,750,000	—

Subtotal							72,448,634	58,642,628
Deferred Financing Costs, Net							(987,053)	(666,018)

Total							$71,461,581	$57,976,610

(1)
Carrying value represents principal outstanding plus unamortized debt premiums. Debt premium amortization of $91,446, $91,446, and $27,746 is included as a reduction of interest expense in the consolidated statements of operations in the years ended December 31, 2016, 2015 and 2014, respectively.

        The above notes are secured by the related mortgage/deed of trust and assignment of rents and leases on real estate having a carrying value of $108,808,920 and $94,161,144 as of December 31, 2016 and 2015, respectively, and are subject to prepayment penalties as defined in the related loan agreements.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

8. Notes Payable (Continued)

        The weighted average interest rate on the above notes payable was 4.28% and 4.44% at December 31, 2016 and 2015, respectively.

        The company is subject to certain loan covenants per the notes agreements, which require a debt service coverage ratio of 1.25 to 1.00 or better, determined annually. As of December 31, 2016 and 2015 and for the years then ended December 31, 2016, 2015 and 2014, the company was compliant with the covenants.

        Upon acquisition of certain properties during 2014, the company assumed five existing mortgage notes with principal balances in the aggregate of $17,548,500. The assumed mortgages had a total fair value of $18,377,112. Accordingly, the company recorded the debt at premiums totaling $828,612, which are being amortized over the remaining term of the respective notes and classified as interest expense on the consolidated statements of operations.

        The following are the future principal payments on the notes payable as of December 31, 2016 (including principal amortization and balloon payments):

Year ending December 31,	Amount
2017	$315,860
2018	330,367
2019	3,117,601
2020	388,401
2021	514,061
Thereafter	67,164,370

Total principal payments	71,830,660
Unamortized debt premiums, net	617,974

Total notes payable before deferred financing costs, net	$72,448,634

        The estimated amortization of the debt premiums as of December 31, 2016 is as follows:

Year ending December 31,	Amount
2017	$91,446
2018	91,446
2019	91,446
2020	91,446
2021	91,446
Thereafter	160,744

$617,974

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

9. Lines of Credit and Term Loan

        On October 15, 2013, the company secured a revolving line of credit with Two River Community Bank ("Two River LOC") that provided for borrowings of up to $10,000,000 maturing on October 31, 2016. All unpaid principal indebtedness bears interest at a variable rate equal to the Wall Street Journal ("WSJ") Prime Rate less 0.50% but no less than 2.75% payable monthly. The debt was secured with a deed in trust and assignment of leases for thirteen properties having a net book value of $12,507,841 as of December 31, 2015. At December 31, 2015, the outstanding balance was $8,241,571 and the interest rate was 2.75%.

        On August 28, 2014, the company secured a revolving line of credit with Peapack-Gladstone Bank ("Peapack-Gladstone LOC") that provided for borrowings of up to $15,000,000 maturing on August 27, 2017. All unpaid principal indebtedness required monthly interest-only payments at a variable rate equal to the greater of 2.75% or the WSJ Prime Rate less 0.50%. The debt was secured with a deed in trust and assignment of leases for thirteen properties having a net book value of $21,201,716 as of December 31, 2015. At December 31, 2015, the outstanding balance was $12,994,557 and the interest rate was 2.75%.

        On December 23, 2014, the company secured an additional revolving line of credit with Peapack-Gladstone Bank for purposes of financing the acquisition of real estate properties of up to $10,000,000. All unpaid principal indebtedness bears interest at a variable rate equal to the WSJ Prime Rate less 0.25% payable monthly. This line of credit was fully satisfied on October 28, 2015.

        On April 20, 2015, the company secured term loan facilities with both Two River Community Bank and Peapack-Gladstone Bank in the amounts of $950,000 and $3,000,000 bearing interest at 4% and 3%, respectively. The $950,000 facility and $3,000,000 facility were fully repaid by October 29, 2015 and October 14, 2015, respectively.

        On January 29, 2016, the company secured a revolving credit facility with KeyBank National Association and other participating lenders (the "credit facility") providing the company with a $75 million borrowing capacity with an additional $75 million expansion feature. Through December 31, 2016, the company borrowed $65,132,743 under the facility to acquire five properties and to fully repay the Two River LOC, the Peapack-Gladstone LOC and notes payable to Talmer Bank & Trust, First Freedom Bank, and Two River Community Bank. Additionally, the company repaid $29,144,281 of the credit facility during the year ended December 31, 2016. The outstanding credit facility balance of $35,988,462 at December 31, 2016 is included in the accompanying consolidated balance sheets. The debt matures on January 29, 2019 and is supported by 33 properties having a net book value of $61,680,501 as of December 31, 2016. The debt bears interest based on the company's option of LIBOR plus 2.25% to 3% per annum or the WSJ Prime Rate plus 1.25% to 2% per annum, with the interest rate spread determined based on the ratio of debt to value (3.12% at December 31, 2016). The credit facility also provides for an unused fee of 0.25% per annum based on the unused facility under the $75 million borrowing

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

9. Lines of Credit and Term Loan (Continued)

capacity. Pursuant to the credit facility, the company shall comply with covenants including those to maintain a minimum debt service coverage ratio of 1.50 to 1.00, maintain minimum borrowing base and net worth, limit debt to value, maintain a diversified portfolio, and maintain distribution rates. As of December 31, 2016, the company was compliant with the covenants.

        On September 30, 2016, the company borrowed $7,500,000 from KeyBank National Association under a term loan in connection with an acquisition of three properties on September 30, 2016. The term loan requires monthly interest-only payments based on the company's option of LIBOR plus 5% or interest at 4% plus the greater of the prime rate, the federal funds rate plus 0.5%, or LIBOR plus 1% (5.62% at December 31, 2016). Commencing on January 26, 2017, principal is due based on net offering proceeds of the company. The term loan matures on September 27, 2017 and provides for compliance with covenants including those to maintain a minimum debt service coverage ratio of 1.50 to 1.00, maintain minimum net worth and limit debt to value. The outstanding term loan balance of $7,500,000 at December 31, 2016 is included in the accompanying consolidated balance sheets. As of December 31, 2016, the company was compliant with the covenants.

        Deferred financing costs, net, of $951,129 and $273,324 are presented as deductions of the lines of credit balances as of December 31, 2016 and 2015, respectively, in the consolidated balance sheets.

10. Accounts Payable, Accrued Expenses and Other Liabilities

        Accounts payable, accrued expenses and other liabilities in the consolidated balance sheets as of December 31, 2016 and 2015 consist of the following:

	December 31,
	2016	2015
Accounts payable and accrued expenses	$3,695,993	$1,743,067
Prepaid rents	700,465	533,173

	$4,396,458	$2,276,240

11. Noncontrolling Interests

        On December 28, 2012, the Operating Partnership issued 204,500 of Series A preferred units in connection with the purchase of a property. The Series A preferred units receive priority distributions on a cumulative basis at a per annum rate of $0.70 per Series A preferred unit. In addition, in the event of the liquidation or dissolution of the Operating Partnership or the company, the holders of Series A preferred units will be entitled to receive a liquidation preference of $10 per Series A preferred unit plus an amount equal to all accumulated and unpaid

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

11. Noncontrolling Interests (Continued)

distributions whether or not declared. The Series A preferred unit holders have the right to require the Operating Partnership to redeem the units in whole or in part, at any time and from time to time, by delivering a notice of redemption to the general partner, in an amount equal to the holder's capital account as adjusted in accordance with and subject to the terms of the partnership agreement. The general partner may, in its sole and absolute discretion, elect to assume the redemption directly and satisfy the Series A redemption right by paying the redeeming partner in cash or in the form of Series A preferred shares of the company by issuing one Series A preferred share for each Series A preferred unit. The company has adopted a policy of issuing shares in exchange for all units submitted for redemption. There have been no Series A preferred unit redemption requests as of December 31, 2016.

        The company formed Delaware Statutory Trusts to offer beneficial ownership interests in the trusts to third-party investors. On July 28, 2016, wholly-owned subsidiaries of Operating Partnership sold two properties to the newly-formed Delaware Statutory Trusts of the company for $9,665,000. These sales and purchases between the company's consolidated subsidiaries are eliminated in consolidation under GAAP. As of December 31, 2016 and 2015, third-party beneficial ownership interests in the Delaware Statutory Trusts are presented below.

Trust	Year Acquired	December 31, 2016	December 31, 2015
FSC BJ Tilton NH, DST	2014	75.0%	75.0%
FSC GM Lebanon IN, DST	2014	90.0%	90.0%
FSC AS Mt. Juliet TN, DST	2014	74.4%	74.4%
FSC AS Jonesboro AR, DST	2014	74.4%	7.2%
FSC MRC Odessa TX, DST	2015	90.0%	71.7%
FSC Healthcare I, DST	2014 & 2015	54.4%	—

        Net income (loss) attributable to noncontrolling interests on the consolidated statements of changes in equity consisted of the following:

	Year ended December 31,
	2016	2015	2014
Holders of Series A preferred units	$(29,201)	$1,155	$4,867
Delaware Statutory Trust beneficial interests	212,541	(648,008)	(8,149)

Net income (loss) attributable to noncontrolling interests	$183,340	$(646,853)	$(3,282)

12. Equity

        On March 19, 2014, the board of trustees of the company adopted resolutions to reclassify and redesignate 10,800,000 unissued Series A preferred shares, decreasing the total amount of

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

12. Equity (Continued)

Series A preferred shares to 8,200,000 from 19,000,000 available for issuance. On April 18, 2014, the board of trustees of the company adopted a resolution to designate and classify 7,000,000 preferred shares as Series B preferred shares authorized for issuance. On November 13, 2015, the board of trustees of the company adopted a resolution to designate and classify 12,000,000 preferred shares as Series C preferred shares authorized for issuance. At December 31, 2016 and 2015, 72,800,000 preferred shares of the company are authorized and unissued.

Series A, B and C Preferred Shares

        The company's Series A, B and C preferred shares (collectively, the "preferred shares") have the following characteristics:

Redemption

        Holders of preferred shares ("preferred shareholders") have no exchange or redemption rights or preemptive rights to subscribe to any of the company's securities.

Conversion

        The Series A, B and C preferred shares are convertible into common shares at an initial conversion rate of one for one at any time at the option of the holder. Upon the occurrence of the following events, the preferred shares will automatically convert into common shares, without any further action of the holder: (1) upon a listing of the common shares on a national security exchange (a "Listing Event"); (2) once the aggregate value of the company's properties exceeds $500 million on a cost basis ("Size Event"), or (3) upon the election of holders of a majority of the then outstanding preferred shares to convert into common shares.

        On November 13, 2015, the board of trustees and the shareholders of the company by written consent of a majority of the shareholders amended the Size Event for Series A preferred shares from $250 million to $500 million.

Dividends

        Dividends on preferred shares accrue on the Series A and B preferred shares at an annual rate of $0.70 per share and on Series C preferred shares at an annual rate of $0.77 per share. The dividends are cumulative and are payable monthly, if authorized and declared by the board of trustees. Upon conversion of the preferred shares to common shares (other than pursuant to a Listing Event or a Size Event), all rights to accumulated and unpaid dividends on such preferred shares will be cancelled and will terminate.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

12. Equity (Continued)

Voting

        Each outstanding preferred share entitles the holder to one vote and the preferred shareholders vote as a single class with the common shares.

Liquidation

        After preferred shareholders have received their respective liquidation preference amount, common shareholders receive a common share participation amount. If any liquidation proceeds remain after making both of these distributions, the remaining proceeds are distributed to the preferred shareholders and any other series of preferred shares and common shares on a pro rata, as if converted basis.

Transactions Related to Preferred Shares

        During the year ended December 31, 2016, the company issued 1,310,781 shares of Series C preferred shares and 46,512 warrants for gross proceeds of $14,233,675 including 96,913 Series C preferred shares issued for $1,017,576 under the company's DRIP as described below. Each share has a price of $11.00 with a par value of $0.001. The company received gross proceeds of $31,250 from 3,125 exercised warrants in exchange for issuing 3,125 Series A preferred shares at $10.00 per share and par value of $0.001 per share.

        During the year ended December 31, 2015, the company issued 262,748 shares of Series C preferred shares and 56,818 warrants for gross proceeds of $2,887,036 including 6,385 Series C preferred shares issued for $67,042 under the DRIP. Each share has a price of $11.00 with a par value of $0.001. In 2015, the company issued 79,819 Series B preferred shares for $818,075 under the DRIP. The company received gross proceeds of $91,701 from 9,152 exercised warrants in exchange for issuing 8,924 and 228 Series A and B preferred shares at $10.00 and $10.75 per share, respectively and par value of $0.001 per share.

        During the year ended December 31, 2014, the company issued 1,149,667 shares of Series B preferred shares and 236,413 warrants for gross proceeds of $12,321,367 including 31,352 Series B preferred shares issued under the DRIP. Each share had a price of $10.75 with a par value of $0.001.

Warrants

        In connection with the transactions described above, warrants to purchase Series A, B and C preferred shares were issued with the Series A, B and C preferred shares, respectively. Each warrant gives the record holder the right to purchase one Series A, B or C preferred share at the strike price of $10.00, $10.75, or $11.00, respectively. The exercise period for the warrants shall expire on the earlier to occur of: (i) the third anniversary date of the closing of the listing event

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

12. Equity (Continued)

and (ii) seven years from the date of issuance of the warrants. As of December 31, 2016, 2,554,580 warrants to purchase Series A preferred shares, 283,748 warrants to purchase Series B preferred shares and 103,330 warrants to purchase Series C preferred shares are outstanding. The warrants have been issued at a fair value which was estimated using the Black-Scholes Model.

DRIP

        On March 19, 2014 and November 13, 2015, the board of trustees of the company authorized and approved the DRIP for the company relating to the sale and issuance of the Series B and C preferred shares, respectively. The DRIP has been designed to provide shareholders in the company a convenient way of investing in additional shares of beneficial interest of the company without incurring transaction costs such as commissions, service charges or brokerage fees. Shareholders may elect to reinvest either their full dividend or partial dividend in 10% increments. The board of trustees shall determine, in its sole discretion, which class and/or series of shares will be made available for purchase pursuant to the DRIP, as well as the price at which the DRIP shares will be sold.

Share Repurchase Program

        On March 19, 2014, the board of trustees of the company authorized and approved the Share Repurchase Program (the "SRP") of the company whereby upon death, disability or other involuntary exigent circumstances of a shareholder, the shareholder may request that the company repurchase his or her shares. Shares that qualify for repurchase are subject to timing and percentage limitations, minimum repurchase, priority of requests and SRP share price calculations based upon the length of time the shareholder has continually held the applicable shares. The company repurchased 9,000 Series A preferred shares and 7,013 warrants to purchase Series A preferred shares for $88,750 during the year ended December 31, 2016 under the SRP. During the year ended December 31, 2015, the company repurchased 7,525 Series A preferred shares and 3,763 warrants to purchase Series A preferred shares for $71,488 under the SRP.

        Our board of trustees may also amend, suspend or terminate the program upon 30 days' notice or reject any request for repurchase if it determines that the funds allocated to the SRP are needed for other purposes, such as the acquisition, maintenance or repair of properties, or for use in making a declared distribution. Additionally, our board of trustees reserves the right, in its sole discretion, at any time and from time to time, to reject any request for repurchase, change the purchase price for repurchases, or otherwise amend, suspend or terminate the terms of our share repurchase program.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

13. Earnings Per Share

        The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	December 31,
	2016	2015	2014
Basic and Diluted:
Net loss attributable to common shareholders	$(6,962,236)	$(4,977,215)	$(3,812,877)

Weighted-average number of common shares outstanding	3,709,923	3,626,829	3,512,888

Net loss per common share:
Net loss attributable to common shareholders	$(1.88)	$(1.37)	$(1.09)

        For per common share amounts, all incremental shares are considered anti-dilutive for periods that have a loss from continuing operations attributable to common shareholders. In addition, other common share equivalents may be anti-dilutive in certain periods.

14. Share-Based Compensation and Employee Benefits

        On March 19, 2014, the board of trustees of the company adopted a resolution to authorize and approve the 2014 Equity Plan designed to promote the success and enhance the value of the company by linking the personal interests of the employees, officers, trustees and consultants of the company and its subsidiaries to those of the company shareholders and by providing such persons with an incentive for outstanding performance. The 2014 Equity Plan is further intended to provide flexibility to the company in its ability to motivate, attract and retain the services of employees, officers, trustees and consultants upon whose judgment, interest and special effort the successful conduct of the company's operation is largely dependent. Accordingly, the 2014 Equity Plan permits the grant of share options, share appreciation rights, restricted shares, restricted share units, long-term incentive unit awards, performance awards and other awards from time to time to selected employees, officers, trustees and consultants of the company and its subsidiaries. The trustees have reserved 500,000 shares of previously authorized but unissued common shares to be available to the 2014 Equity Plan.

        The Company uses the Black-Scholes option pricing model to estimate the fair value of a share-based award. This model requires inputs such as expected term, expected volatility, and risk-free interest rate, which are highly complex and subjective and generally require significant analysis and judgment to develop.

        The following weighted-average assumptions were used for grants issued during the year ended December 31, 2016: dividend yield –4.49%, expected life of option –7.6 years, risk-free interest rate –1.47%, and expected share price volatility –24.28%. The weighted-average grant-date fair values of share-based awards issued during the year ended December 31, 2016 was

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

14. Share-Based Compensation and Employee Benefits (Continued)

determined to be $1.44 per share. The total fair value of share-based awards vested during the year ended December 31, 2016 is $55,684.

        Our analysis of share-based compensation prior to January 1, 2016 was based on a methodology that first estimated the fair value of our business as a whole, or enterprise value, and then allocated a portion of the enterprise value to our common shares. Due to the absence of an active market for our common shares, the fair value of our common shares for purposes of determining the value of our restricted common share issuance was estimated, in good faith, based on this liquidation method for valuing shared-based awards granted in 2014 and 2015 were $0.01 per share due to:

  •
  our stage of business development;

  •
  the market value of privately held real estate funds similar to ours;

  •
  the lack of liquidity of our common shares as a private company;

  •
  the likelihood of achieving a liquidity event for the shares of our common shares, such as an initial public offering, given our corporate and capital structure, portfolio composition and prevailing market conditions;

  •
  the velocity and volume of private equity raises; and

  •
  the material risks related to our business.

        During the years ended December 31, 2016, 2015, and 2014, the company issued 109,000, 82,500, and 50,000 common shares, respectively, to officers and employees as part of their performance bonus and in connection with an employment agreement pursuant to the 2014 Equity Plan. Such shares are subject to time-based and performance-based vesting provisions. During the years ended December 31, 2016, 2015, and 2014, 60,828, 8,333, and 10,000 common shares under the 2014 Equity Plan vested. During the year ended December 31, 2016, 15,000 common shares issued under the 2014 Equity Plan were forfeited. As of December 31, 2016, 2015, and 2014, 147,339, 114,167, and 40,000 common shares, respectively, issued under the 2014 Equity Plan are unvested.

        As of December 31, 2016, there was $124,577 of total unrecognized compensation cost related to unvested share-based compensation granted under the 2014 Equity Plan. As of December 31, 2016, the weighted average period over which the unrecognized compensation expense will be recorded is approximately two years.

        The company granted non-qualified stock options to certain members of our board of trustees to purchase common shares. Each option is subject to time-based vesting and expires through March 31, 2026. During the years ended December 31, 2016 and 2015, 8,332 and 3,332 common share options have vested in each period and are exercisable with a weighted-average exercise

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

14. Share-Based Compensation and Employee Benefits (Continued)

price of $0.001 per share. No common share options vested during the year ended December 31, 2014. As of December 31, 2016, 2015 and 2014, there were 40,000, 25,000 and 10,000 common share options outstanding. The 40,000 common share options outstanding as of December 31, 2016 that have vested or are expected to vest have a weighted-average remaining contractual term of nine years and a weighted-average exercise price of $0.001 per share. As of December 31, 2016, 2015 and 2014, 28,336, 21,668 and 25,000 common share options, respectively, are unvested. No common share options have been forfeited during the years ended December 31, 2016, 2015 and 2014.

        The company made $52,605 and $41,004 in gross contributions to third-party administered individual retirement accounts for subscribing employees during the years ended December 31, 2016 and 2015, respectively. No contribution was made in the year ended December 31, 2014.

15. Related Party Transactions

        The company entered into an operating lease for its corporate office space commencing October 1, 2012 with a related party. The lease term continues on a year-to-year basis and can be terminated by either party with 30 days' notice. The monthly rent beginning January 1, 2016 increased to $6,500 from $5,615. Lease expense incurred from the related party during the years ended December 31, 2016, 2015 and 2014 is $78,000, $67,380 and $67,380, respectively, and is included in general and administrative expenses in the consolidated statements of operations.

        The company incurred fees payable to an affiliated entity of $120,000 during each of the years ended December 31, 2016 and 2015 pursuant to a marketing agreement effective January 1, 2015 that continues on a month-to-month basis and can be terminated by either party.

        The company was owed $31,432 and $12,063 from an affiliated entity at December 31, 2016 and 2015, respectively. The short-term balances relate to various operating activities.

        In connection with private placement offerings of its securities, the company paid a registered broker-dealer selling commissions and dealer manager fees of $1,082,981, $536,514 and $1,354,712 during the years ended December 31, 2016, 2015, and 2014, respectively. Pursuant to a broker-dealer agreement, the registered broker-dealer re-allowed these payments to brokers overseen by an affiliate of the company as their Office of Supervisory Jurisdiction. Certain of the company's officers and employees are registered representatives of the broker-dealer.

16. Commitments

        The company entered into employment agreements with senior executives of the company. The employment agreements provide for minimum annual base salaries ranging from $125,000 to $210,000, severance payments ranging from 6 months to 2.5 years of base salary and bonuses and up to 2.5 years of continued health and insurance coverage, employment periods, and incentive

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

16. Commitments (Continued)

compensation. The employment agreements contain standard confidentiality provisions, which apply indefinitely and noncompetition and non-solicitation provisions for one year following termination under certain circumstances.

        As of December 31, 2016, the company is obligated under an employment agreement with a former employee for monthly severance of $18,333 through July 2017.

17. Subsequent Events

        The company made an offer to warrant holders on January 25, 2017 which provided warrant holders the ability to either exercise their respective warrants at a $0.25 discount per preferred share, agree to redeem warrants and receive one Series A, B or C preferred share issuable under such warrants for every multiple of twenty warrants, or continue to retain their existing warrants. In connection with the offer, and before the offer's expiration, the company issued 336,708 preferred shares for gross proceeds of $3,314,466 and issued 44,825 preferred shares in exchange for warrants to purchase 896,500 preferred shares. The company cancelled 896,500 warrants received pursuant to the exchange. After giving effect to the foregoing, warrants to purchase 1,885,050 preferred shares remain outstanding with a weighted average exercise price per share of $10.21.

        KeyBank National Association and the company amended certain provisions of the credit facility and term loans on March 8, 2017 relating to certain defined terms and covenant requirements. The term loan was additionally amended to mature on the earlier of September 27, 2017 or the first day the company's common shares are publicly listed for trading. The amended term loan also requires principal payments commencing on April 15, 2017 based on net offering proceeds received by us from sales of our equity of the company. Subsequent to December 31, 2016, the company repaid $1,500,000 towards the credit facility balance. The outstanding credit facility balance was reduced from $35,988,462 at December 31, 2016 to $34,488,462. Additionally, the company repaid $2,500,000 on the term loan with KeyBank National Association reducing the outstanding balance from $7,500,000 at December 31, 2016 to $5,000,000.

        We entered into a purchase agreement to acquire a newly constructed, single-tenant, net lease real estate property for $3.59 million, subject to customary closing conditions. The company deposited $50,000 pursuant to the purchase agreement.

        The company issued 295,826 Series C preferred shares for gross proceeds of $3,149,679 and additionally issued 176,600 warrants to brokers and employees providing the warrant holder the right to purchase one Series C preferred share at a strike price of $11.00. On March 31, 2017, we discontinued the private placement offering of Series C preferred shares.

        The company issued 30,838 additional Series C preferred shares through its DRIP for gross proceeds of $323,809.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Notes to Consolidated Financial Statements (Continued)

17. Subsequent Events (Continued)

        On February 8, 2017, the company extended the maturity date on its mortgage note payable with Heartland Bank & Trust Company from January 10, 2019 to February 8, 2022. The loan requires monthly principal and interest payments at 4.15%.

        The company issued an 18.03% interest in FSC Healthcare I, DST for gross proceeds of $1,066,000 resulting in third-party ownership interest in FSC Healthcare I, DST of 72.42%.

        On March 10, 2017, Gander Mountain, the sole tenant under a lease agreement with the company for the property located in Lebanon, IL, filed a voluntary bankruptcy action seeking protection under a reorganizion plan. The lease accounts for 5.21% of the company's minimum contractual March 2017 rent.

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust)

Schedule III — Real Estate and Accumulated Depreciation

								Gross Amounts at December 31, 2016 (b)(c)(g)
					Initial Costs
Description(a)							Costs Capitalized Subsequent to Acquisition
						Building and Improvements			Building and Improvements		Accumulated Depreciation (d)(e)(g)	Year Constructed/ Renovated	Date of Acquisition
Tenant Industry	City	St	Encumbrances		Land			Land		Total
Retail	Garner	NC	$—	(f)	$350,000	$995,352	$—	$350,000	$995,352	$1,345,352	$200,165	2008	Oct-12
Retail	Artesia	NM	—	(f)	213,382	730,618	—	213,382	730,618	944,000	136,659	2008	Oct-12
Retail	Huntsville	AL	—	(f)	648,107	316,703	—	648,107	316,703	964,810	74,878	1990/2006	Oct-12
Retail	Anderson	SC	—	(f)	179,962	841,525	—	179,962	841,525	1,021,487	151,374	2007	Oct-12
Retail	Midway	GA	—	(f)	314,600	749,757	—	314,600	749,757	1,064,357	140,615	2010	Oct-12
Retail	Charlotte	NC	—	(f)	568,265	772,547	—	568,265	772,547	1,340,812	184,824	2010	Oct-12
Retail	Winter Haven	FL	—	(f)	113,944	1,257,442	—	113,944	1,257,442	1,371,386	256,813	2010	Oct-12
Retail	Elizabeth City	NC	—	(f)	212,768	867,847	—	212,768	867,847	1,080,615	194,919	2010	Oct-12
Retail	Eden	NC	—	(f)	113,394	800,717	—	113,394	800,717	914,111	167,985	2011	Oct-12
Retail	Savannah	GA	—	(f)	304,040	799,491	—	304,040	799,491	1,103,531	120,251	2011	Oct-12
Retail	Fort Braden	FL	—	(f)	149,925	769,598	—	149,925	769,598	919,523	181,121	2011	Oct-12
Retail	Pensacola	FL	—	(f)	133,267	893,055	—	133,267	893,055	1,026,322	178,340	2011	Oct-12
Retail	Milledgeville	GA	—	(f)	135,692	1,009,205	9,000	135,692	1,018,205	1,153,897	157,336	1994/2011	Oct-12
Retail	Memphis	TN	—	(f)	279,910	920,681	—	279,910	920,681	1,200,591	149,943	2012	Oct-12
Retail	Atmore	AL	—	(f)	60,233	566,903	—	60,233	566,903	627,136	89,761	2006	Oct-12
Retail	Wichita	KS	—	(f)	190,413	749,059	—	190,413	749,059	939,472	106,193	2012	Oct-12
Industrial	Alamosa	CO	—	(f)	64,993	1,047,935	—	64,993	1,047,935	1,112,928	148,184	2012	Nov-12
Retail	Wichita	KS	—	(f)	311,054	781,731	—	311,054	781,731	1,092,785	112,376	2012	Dec-12
Retail	Keene	TX	—	(f)	118,261	1,052,573	33,963	118,261	1,086,536	1,204,797	156,739	2011	Dec-12
Retail	Tyler	TX	—	(f)	151,455	885,211	—	151,455	885,211	1,036,666	111,120	2012	Dec-12
Retail	Burlington	NC	—	(f)	1,316,590	531,939	—	1,316,590	531,939	1,848,529	83,600	1999	Dec-12
Medical	Mentor	OH	—	(f)	275,000	1,100,274	—	275,000	1,100,274	1,375,274	116,330	1990/2008	Feb-13
Retail/Medical	Memphis	TN	—	(f)	736,280	1,698,446	—	736,280	1,698,446	2,434,726	196,623	1952/2013	May-13
Retail	Bloomington	IL	—	(f)	169,964	687,271	20,049	169,964	707,320	877,284	72,830	1979/2004	May-13
Retail	Aurora	IL	—	(f)	213,883	1,169,817	—	213,883	1,169,817	1,383,700	113,167	2005	May-13
Industrial	Jackson	MI	—	(f)	29,897	1,301,352	20,335	29,897	1,321,687	1,351,584	123,512	1998/2013	Jul-13
Retail	Lisle	IL	—	(f)	995,184	616,142	55,240	995,184	671,382	1,666,566	80,124	2001/2011	Aug-13
Industrial	Morton	IL	2,938,807		995,548	4,690,720	—	995,548	4,690,720	5,686,268	422,268	2013	Dec-13
Medical	Lubbock	TX	2,860,000		266,524	3,864,063	—	266,524	3,864,063	4,130,587	314,821	1966/2014	Dec-13
Retail	Snyder	TX	—	(f)	99,438	896,873	—	99,438	896,873	996,311	83,915	2013	Feb-14
Medical	Carbondale	IL	2,340,000		1,294,874	2,165,841	—	1,294,874	2,165,842	3,460,716	168,927	2014	Apr-14
Retail	Tilton	NH	4,440,000		732,338	7,196,477	—	732,338	7,196,477	7,928,815	615,039	1996	May-14
Retail	Brooksville	FL	—	(f)	544,463	2,142,787	—	544,463	2,142,787	2,687,250	195,455	2002	Jun-14
Industrial	Lebanon	IN	6,228,750		1,623,416	8,871,249	—	1,623,416	8,871,249	10,494,665	572,204	2000	Sep-14
Retail	Jonesboro	AR	5,460,000		2,590,251	6,305,975	—	2,590,251	6,305,975	8,896,226	407,916	2012	Sep-14
Retail	Mt. Juliet	TN	6,000,000		2,813,757	6,884,811	—	2,813,757	6,884,811	9,698,568	457,832	2012	Sep-14
Retail	Middleburg	FL	773,500		195,389	1,144,376	—	195,389	1,144,376	1,339,765	102,547	2011	Sep-14
Retail	Yulee	FL	875,000		329,432	1,105,661	—	329,432	1,105,661	1,435,093	97,877	2012	Sep-14
Office	Mt. Prospect	IL	8,580,000		5,438,643	8,790,781	—	5,438,643	8,790,781	14,229,424	622,527	1980/2014	Dec-14
Industrial	Oklahoma City	OK	2,176,850		400,156	4,178,693	—	400,156	4,178,693	4,578,849	225,476	2015	Mar-15
Industrial	Odenton	MD	6,215,000		1,251,211	9,282,662	—	1,251,211	9,282,662	10,533,873	406,241	2001	Apr-15
Industrial	St. Charles	MO	4,092,170		1,675,540	4,785,379	—	1,675,540	4,785,379	6,460,919	240,347	1994	Jun-15

Four Springs Capital Trust
(A Maryland Real Estate Investment Trust) (Continued)

Schedule III — Real Estate and Accumulated Depreciation

								Gross Amounts at December 31, 2016 (b)(c)(g)
					Initial Costs
Description(a)							Costs Capitalized Subsequent to Acquisition
						Building and Improvements			Building and Improvements		Accumulated Depreciation (d)(e)(g)	Year Constructed/ Renovated	Date of Acquisition
Tenant Industry	City	St	Encumbrances		Land			Land		Total
Industrial	Odessa	TX	7,100,583		597,925	10,168,346	—	597,925	10,168,346	10,766,271	380,992	1981/2015	Jul-15
Office	Mt. Laurel	NJ	11,750,000		3,107,502	11,213,763	—	3,107,502	11,213,763	14,321,265	117,371	2001	Aug-16
Medical	Greenwood	IN	—	(f)	1,512,295	5,741,330	—	1,512,295	5,741,330	7,253,625	70,562	2016	Aug-16
Medical	American Fork	UT	—	(f)	2,016,308	5,507,134	—	2,016,308	5,507,134	7,523,442	50,095	2015	Sep-16
Medical	Longmont	CO	—	(f)	1,712,763	6,356,501	—	1,712,763	6,356,501	8,069,264	58,596	2015	Sep-16
Medical	Riverton	UT	—	(f)	1,412,079	5,653,216	—	1,412,079	5,653,216	7,065,295	52,521	2015	Sep-16

Total			$71,830,660		$38,960,315	$140,859,829	$138,587	$38,960,315	$140,998,417	$179,958,732	$9,469,311

(a)
As of December 31, 2016, we had investments in 48 net leased real estate property locations accounted for as operating leases. Initial costs exclude intangible lease assets totaling $22.6 million.

(b)
The aggregate cost basis for federal income tax purposes is approximately $202.98 million at December 31, 2016.

(c)
The following is a reconciliation of total real estate carrying value for the years ended December 31, 2016, 2015 and 2014:

	For the year ended December 31,
	2016	2015	2014
Balance, beginning of year	$135,725,840	$103,468,344	$44,396,203
Add: Acquisitions	44,232,892	32,223,533	61,273,632
Add: Improvements	—	33,963	75,575
Less: Cost of real estate sold	—	—	(2,277,066)

Balance, end of year	$179,958,732	$135,725,840	$103,468,344

(d)
The following is a reconciliation of accumulated depreciation for the years ended December 31, 2016, 2015 and 2014:

	For the year ended December 31,
	2016	2015	2014
Balance, beginning of year	$5,908,835	$3,006,049	$1,604,167
Add: Depreciation expense	3,560,476	2,902,786	1,697,312
Less: Accumulated depreciation associated with real estate sold	—	—	(295,430)

Balance, end of year	$9,469,311	$5,908,835	$3,006,049

(e)
The company's real estate assets are depreciated using the straight-line method over the estimated useful lives of the properties — 40 years for buildings and from 10 to 15 years for improvements.

(f)
Property is collateral for non-recourse term loan debt obligations totaling $42.5 million issued under the credit facility.

(g)
The Lubbock, TX and Carbondale, IL properties were purchased and sold between consolidated entities. The original cost is reflected in this schedule.

Report of Independent Registered Public Accounting Firm

Board of Trustees and Shareholders
Four Springs Capital Trust
Lake Como, New Jersey

        We have audited the accompanying statements of revenues and certain operating expenses of the property located at 250 Century Parkway, Mount Laurel, NJ 08054 ("Horizon Blue Cross Blue Shield Building") for the year ended December 31, 2015.

Management's Responsibility for the Statement

        Management is responsible for the preparation and fair presentation of the statements of revenues and certain operating expenses in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of revenues and certain operating expenses that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on the statements of revenues and certain expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and certain operating expenses are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statements of revenues and certain operating expenses. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statements of revenues and certain operating expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statements of revenues and certain operating expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the revenues and certain operating expenses.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the statements of revenues and certain operating expenses referred to above presents fairly, in all material respects, the statements of revenues and certain operating expenses of Horizon Blue Cross Blue Shield Building for the year ended December 31, 2015, in accordance with accounting principles generally accepted in the United States of America

Emphasis of Matter

        The accompanying statements of revenues and certain operating expenses was prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commissions and for inclusion in the Registration Statement on Form S-11 of Four Springs Capital Trust as described in Note 2 to the statements of revenues and certain operating expenses and is not intended to be a complete presentation of Horizon Blue Cross Blue Shield Building's revenues and expenses.

/s/ BDO USA, LLP
New York, New York

February 2, 2017

Horizon Blue Cross Blue Shield Building
Mt. Laurel, NJ

Statements of Revenues and Certain Operating Expenses

	Six Months Ended June 30, 2016 (Unaudited)	Year Ended December 31, 2015
Revenues:
Rental income	$637,998	$1,755,414
Tenant reimbursements	221,566	443,453

Total Revenues	859,564	2,198,867
Expenses:
Real estate taxes and insurance	221,566	443,488

	221,566	443,488

Revenues Over Certain Operating Expenses	$637,998	$1,755,379

See accompanying notes to the statements of revenues and certain operating expenses.

Horizon Blue Cross Blue Shield Building
Mt. Laurel, NJ

Notes to Statements of Revenues and Certain Operating Expenses

1. Description of Real Estate Property

        Four Springs Capital Trust (the "company") is a Maryland real estate investment trust formed to invest in, manage and operate net-leased real estate. On August 4, 2016, the company, through its subsidiary Four Springs Capital Trust Operating Partnership, L.P. (the "Operating Partnership"), acquired from BEL SML I, LLC, BEL SML II, LLC, and BEL SML III, LLC (collectively, the "Seller"), a four-story Class A office building containing 87,460 rentable square feet located on approximately 7.24 acres of land in Mt. Laurel, New Jersey (the "Horizon Blue Cross Blue Shield Building"). The Seller is not affiliated with the company. The purchase price (net of closing credits) of the Horizon Blue Cross Blue Shield Building was approximately $17.4 million plus closing costs.

2. Basis of Presentation

        The accompanying statements of revenues and certain operating expenses have been prepared to comply with the rules and regulations of the Securities and Exchange Commission ("SEC").

        The Horizon Blue Cross Blue Shield Building is not a legal entity and the accompanying statements of revenues and certain operating expenses are not representative of the actual operations for the periods presented, as certain revenues and expenses have been excluded that may not be comparable to the revenues and expenses the company expects to incur in the future operations of the Horizon Blue Cross Blue Shield Building. Excluded items include interest expense, depreciation and amortization expense, and management fee expense not directly comparable to the future operations of the Horizon Blue Cross Blue Shield Building.

        The accompanying unaudited statement of revenues and certain operating expenses for the six months ended June 30, 2016 has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information as contained within the Financial Accounting Standards Board Accounting Standards Codification and the rules and regulations of the SEC, including the instructions to Article 3-14 of Regulation S-X. Accordingly, the unaudited statement of revenues and certain operating expenses does not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the statement of revenues and certain operating expenses for the unaudited interim period presented includes all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such period. Operating results for the six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ended December 31, 2016.

        Square footage, acreage, occupancy and other measures used to describe real estate included in these notes to the statements of revenues and certain operating expenses are presented on an unaudited basis.

Horizon Blue Cross Blue Shield Building
Mt. Laurel, NJ

Notes to Statements of Revenues and Certain Operating Expenses (Continued)

3. Significant Accounting Policies

Rental Revenues

        Minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, is recognized on a straight-line basis over the term of the related lease and amounts expected to be received in later years are recorded as deferred rent. The adjustment to record deferred rent increased rental revenue by approximately $48,000 for the six months ended June 30, 2016 (unaudited) and decreased rental revenue by approximately $179,000 for the year ended December 31, 2015, respectively.

Use of Estimates

        The preparation of financial statements, as described in Note 2 and in accordance with GAAP, requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

4. Description of Leasing Arrangements

        As of December 31, 2015, the Horizon Blue Cross Blue Shield Building was 100% leased to one tenant. This property houses the Southern New Jersey operations of Blue Cross Blue Shield of New Jersey, the state's largest health insurance company. This tenant's lease was amended on March 10, 2016 to expire on December 31, 2031 and to provide for a five-year extension option.

5. Future Minimum Rental Commitments

        As of December 31, 2015, the future minimum rental payments due under non-cancelable operating leases for the years ending December 31, 2016 and thereafter were as follows:

2016	$1,186,176
2017	1,208,041
2018	1,229,906
2019	1,251,771
2020	1,276,916
Thereafter	16,653,477

$22,806,287

Horizon Blue Cross Blue Shield Building
Mt. Laurel, NJ

Notes to Statements of Revenues and Certain Operating Expenses (Continued)

6. Commitments and Contingencies

Tenant Lease Termination Options

        The tenant has an option to terminate its lease effective December 31, 2026 with a payment of $2,586,761 by giving notice on or before January 1, 2026. As of February 2, 2017, the tenant has not exercised such option.

Landlord Contribution

        The lease provides the tenant with a landlord contribution of $1,967,850 to reimburse the tenant for certain leasehold improvements on or before June 30, 2017. As of February 2, 2017, the entire balance is outstanding.

7. Subsequent Events

        The company evaluates subsequent events up until the date the statements of revenues and certain operating expenses are issued. The accompanying statements of revenues and certain operating expenses were issued on February 2, 2017.

                 Common Shares

Four Springs Capital Trust

Prospectus

RBC Capital Markets

SunTrust Robinson Humphrey

                        , 2017

Through and including                    , 2017 (25 days after the date of this prospectus), all dealers that effect transactions in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other Expenses of Issuance and Distribution.

        The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. ("FINRA"), filing fee and the NYSE listing fee.

SEC Registration Fee	$	*
FINRA Filing Fee		*
NYSE Listing Fees		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Printing Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*
To be furnished by amendment.

        We will bear all of the expenses shown above.

Item 32.    Sales to Special Parties.

        None.

Item 33.    Recent Sales of Unregistered Securities.

        During the past three years, we have issued and sold the following securities in transactions that were not registered under the Securities Act of 1933, as amended (the "Securities Act"):

  •
  From October 1, 2013 through April 11, 2014, we issued an aggregate of 1,360,512 Series A preferred shares in a private placement offering at an offering price of $10.00 per share to 159 investors for aggregate gross proceeds of approximately $13,518,000. In connection with this offering, we issued warrants to purchase up to 966,889 Series A preferred shares at an exercise price of $10.00 per share to 159 investors, 21 brokers and 5 employees of the company. EDI Financial, Inc. acted as the dealer manager of such offering and received $1,003,444 in sales commissions and dealer manager fees.

  •
  From April 12, 2014 through December 14, 2015, we issued an aggregate of 1,118,322 Series B preferred shares in a private placement offering at an offering price of $10.75 per share to 134 investors, 11 brokers and 4 employees for aggregate gross proceeds of approximately $13,139,000. In connection with this offering, we issued warrants to purchase up to 283,976 Series B preferred shares at an exercise price of $10.75 per share to 134 investors, brokers and employees of the company. EDI Financial, Inc. acted as the dealer manager of such offering and received $938,878 in sales commissions and manager fees.

  •
  From December 15, 2015 through March 31, 2017, we issued an aggregate of 1,766,061 Series C preferred shares in a private placement offering at an offering price of $11.00 per share to 132 investors for aggregate gross proceeds of approximately $19,186,000. In connection with this offering, we issued warrants to purchase up to 279,930 Series C preferred shares at an exercise price of $11.00 per share to 1 investor, 23 brokers and 4 employees. EDI Financial, Inc. acted as the dealer manager of such offering through December 31, 2016 and received $1,366,766 in sales commissions and manager fees. From January 1, 2017 through March 31, 2017, Third Seven Capital, LLC has served as the dealer manager of such offering and received $203,802 in sales commissions and manager fees.

  •
  On March 31, 2014, September 17, 2015, October 1, 2015 and March 31, 2016, we granted non-qualified share options to purchase 10,000, 10,000, 5000 and 15,000 common shares, respectively, at an exercise price of $0.001 per share to certain members of our board of trustees under our 2014 Equity Plan.

  •
  On April 11, 2014, we issued warrants to purchase up to 50,000 Series A preferred shares with a value of $50,000 as consideration in exchange for the property located in Carbondale, Illinois

  •
  From April 16, 2014 through March 31, 2017, we issued 111,164 Series B preferred shares to 159 shareholders and 134,132 Series C preferred shares to 162 shareholders pursuant to our DRIP, which we intend to terminate prior to the commencement of this offering.

  •
  From June 5, 2014 through March 31, 2017, we issued an aggregate of 241,500 restricted common shares, which were subject to certain vesting conditions, to certain directors, employees, officers, and consultants under our 2014 Equity Plan.

  •
  The company made an offer to warrant holders on January 25, 2017 which provided warrant holders the ability to either exercise their respective warrants at a $0.25 discount per preferred share, agree to redeem warrants and receive one Series A, B or C preferred share issuable under such warrants for every multiple of twenty warrants, or continue to retain their existing warrants. In connection with the offer, and before the offer's expiration, the company issued 336,708 preferred shares for gross proceeds of $3,314,466 and issued 44,825 preferred shares in exchange for warrants to purchase 896,500 preferred shares. The company cancelled 896,500 warrants received pursuant to the exchange. After giving effect to the foregoing, warrants to purchase 1,885,050 preferred shares remain outstanding with a weighted average exercise price per share of $10.21.

        The issuances of securities set forth above did not involve a public offering and were made in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act or Rule 506 promulgated thereunder, or pursuant to, Rule 701 promulgated under the Securities Act. All of the persons who purchased securities in the private placements listed above were, at the time of purchase, "accredited investors" as defined under Regulation D of the Securities Act.

Item 34.    Indemnification of Directors and Officers.

        Our charter contains a provision that eliminates trustees' and officers' liability for money damages, requires us to indemnify and, in certain circumstances, advance expenses to our trustees and officers and permits us to indemnify and advance expenses to our employees and agents, subject to the limitations of Maryland law.

        Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a trustee or officer who has been successful in the defense of any proceeding to which he is made or threatened to be made a party by reason of his service in that capacity. Maryland law allows trustees and officers to be indemnified against judgments, penalties, fines, settlements and expenses actually incurred by them in connection with any proceeding unless it is established that:

  •
  an act or omission of the trustee or officer was material to the cause of action adjudicated in the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

  •
  the trustee or officer actually received an improper personal benefit in money, property or services;

  •
  with respect to any criminal proceeding, the trustee or officer had reasonable cause to believe his act or omission was unlawful; or

  •
  in a proceeding by us or on our behalf, the trustee or officer was adjudged to be liable to us or for a judgment of liability on the basis that personal benefit was improperly received (although in either case a court may order indemnification solely for expenses).

Item 35.    Treatment of Proceeds from Shares Being Registered.

        Not applicable.

Item 36.    Financial Statements and Exhibits.

  (a)
  Financial Statements. See Index to Financial Statements.

  (b)
  Exhibits. The list of exhibits following the signature page of this registration statement is incorporated herein by reference.

Item 37.    Undertakings.

        The undersigned registrant hereby undertakes:

  1.
  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  2.
  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  a.
  any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  b.
  any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  c.
  the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  d.
  any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Como, State of New Jersey, on this            day of                        , 2017.

FOUR SPRINGS CAPITAL TRUST
By:	William P. Dioguardi Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints William P. Dioguardi and Coby R. Johnson each of them severally, as his true and lawful attorney-in-fact and agent, each acting along with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and exhibits to the Registration Statement on Form S-11, and to any registration statement filed under SEC Rule 462, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

William P. Dioguardi	Chairman of the Board of Trustees and Chief Executive Officer (principal executive officer)	, 2017
John. E. Warch	Chief Financial Officer and Treasurer (principal financial and accounting officer)	, 2017
Coby R. Johnson	Trustee, President, Chief Operating Officer and Secretary	, 2017

Signature	Title	Date

Spencer F. Segura	Trustee	, 2017
Stephen R. Petersen	Trustee	, 2017
James S. Vaccaro	Trustee	, 2017
Peter S. Reinhart	Trustee	, 2017

EXHIBIT INDEX

Exhibit
1.1	*	Form of Underwriting Agreement

3.1	*	Form of Amended and Restated Declaration of Trust of Four Springs Capital Trust, to be in effect upon completion of this offering

3.2	*	Form of Amended and Restated Bylaws of Four Springs Capital Trust, to be in effect upon completion of this offering

3.3	*	Agreement of Limited Partnership of Four Springs Capital Trust Operating Partnership, L.P.

3.4	*	First Amendment to Designation of the Preferences, Conversion and Other Rights, Voting Powers, Restrictions, Limitations as to Distributions, Qualifications and Terms and Conditions of Redemption of the Series A Preferred Units

3.5	*	Second Amendment to Designation of the Preferences, Conversion and Other Rights, Voting Powers, Restrictions, Limitations as to Distributions, Qualifications and Terms and Conditions of Redemption of the Series A Preferred Units

3.6	*	Form of Amended and Restated Agreement of Limited Partnership of Four Springs Capital Trust Operating Partnership, L.P., to be in effect upon completion of this offering

4.1	*	Form of Common Share Certificate of Four Springs Capital Trust

5.1	*	Opinion of Duane Morris LLP regarding the legality of the common shares being registered

8.1	*	Opinion of Duane Morris LLP regarding certain tax matters

10.1	*	Four Springs Capital Trust 2014 Equity Incentive Plan, dated March 19, 2014

10.2	*	Form of Four Springs Capital, LLC Restricted Share Award Certificate

10.3	*	Non-qualified Option Agreement between Four Springs Capital Trust and James S. Vaccaro, dated March 31, 2014

10.4	*	Non-qualified Option Agreement between Four Springs Capital Trust and Stephen R. Petersen, dated March 31, 2014

10.5	*	Non-qualified Option Agreement between Four Springs Capital Trust and James S. Vaccaro, dated September 17, 2015

10.6	*	Non-qualified Option Agreement between Four Springs Capital Trust and Stephen R. Petersen, dated September 17, 2015

10.7	*	Non-qualified Option Agreement between Four Springs Capital Trust and Peter S. Reinhart, dated October 1, 2015

10.8	*	Employment Agreement between Four Springs Capital Trust and William Dioguardi, dated March 19, 2014

10.9	*	Employment Agreement between Four Springs Capital Trust and Coby Johnson, dated March 19, 2014

Exhibit
10.10	*	Employment Agreement between Four Springs Capital Trust and Robert Micera, dated June 5, 2014

10.11	*	Employment Agreement between Four Springs Capital Trust and John E. Warch, dated December 3, 2014

10.12	*	Employment Agreement between Four Springs Capital Trust and Cynthia M. Daly, dated December 3, 2014

10.13	*	Employment Agreement between Four Springs Capital Trust and Jared W. Morgan, dated August 1, 2016

10.14	*	Form of Indemnification Agreement between Four Springs Capital Trust and each of its trustees and executive officers

10.15	*	Credit Agreement, dated as of January 29, 2016, by and among Four Springs Capital Trust Operating Partnership, L.P., and KeyBank National Association and the other lenders party thereto, and KeyBanc Capital Markets Inc.

10.16	*	Unconditional Guaranty of Payment and Performance, dated January 29, 2016, between Four Springs Capital Trust Operating Partnership, L.P., and Four Springs Capital Trust and the other guarantors party thereto

10.17	*	First Amendment to Credit Agreement, dated August 4, 2016, by and among Four Springs Capital Trust Operating Partnership, L.P., Four Springs Capital Trust, the other guarantors party thereto, KeyBanc National Association and the other lenders party thereto

10.18	*	Term Loan Agreement, dated September 28, 2016, by and among Four Springs Capital Trust Operating Partnership, L.P., and KeyBanc National Association and the other lenders party thereto, and KeyBanc Capital Markets Inc.

21.1	*	List of Subsidiaries of Four Springs Capital Trust

23.1	*	Consent of BDO USA, LLP, independent auditors

23.2	*	Consent of Duane Morris LLP (included in Exhibit 5.1)

23.3	*	Consent of Duane Morris LLP (included in Exhibit 8.1)

23.4	*	Consent of to be named as a trustee nominee

23.5	*	Consent of Rosen Consulting Group

24.1	*	Power of Attorney (on Signature of the Registration Statement)

99.1	*	Rosen Consulting Group Market Study

*
To be filed by amendment.

†
Indicates management contract or compensatory plan